As Submitted to the Securities and Exchange Commission on April 4, 2014
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Bankwell Financial Group, Inc.
(Exact Name of Registrant as specified in its Charter)

Connecticut	6022	20-8251355
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification Number)

220 Elm Street
New Canaan, Connecticut 06840
(203) 652-6300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ernest J. Verrico, Sr.
Executive Vice President and Chief Financial Officer
Bankwell Financial Group, Inc.
220 Elm Street
New Canaan, Connecticut 06840
(203) 652-6300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

William W. Bouton III, Esq. Sarah M. Lombard, Esq. Hinckley, Allen & Snyder LLP 20 Church Street, 18th Floor Hartford, Connecticut 06103 (860) 331-2626	Michael P. Reed, Esq. Frank M. Conner III, Esq. Covington & Burling LLP 1201 Pennsylvania Avenue, NW Washington, DC 20004 (202) 662-6000

Approximate date of commencement of proposed sale to the public: As soon as practical after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, no par value	$50,000,000.00	$6,440.00
Senior Non-Cumulative Perpetual Preferred Stock, Series C, no par value	$10,980,000.00	$1,414.22

(1)
  Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(o).
(2)
  Includes the offering price of shares, if any, purchased pursuant to the option granted to the underwriters.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED April 4, 2014

BANKWELL FINANCIAL GROUP, INC.
           Shares Common Stock
and 10,980 Shares of
Senior Non-Cumulative Perpetual Preferred Stock, Series C
This prospectus relates to the initial public offering and sale of Bankwell Financial Group, Inc.’s common stock. We are offering             shares of our common stock.
Prior to this offering, there has been no established public market for our common stock. We currently estimate that the public offering price will be between $          and $          per share. We have applied to list our common stock on the Nasdaq Global Market under the symbol “BWFG.”
The Secretary of the United States Treasury, our Series C preferred shareholder, is offering 10,980 shares of our Series C preferred stock. We will not receive any proceeds from the sale of Series C preferred stock by the U.S. Treasury. There is no established public market for our Series C preferred stock. We will use reasonable best efforts to list, or make available for quotation, our Series C preferred stock.
We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.
Please see “Risk Factors” beginning on page 18, for a discussion of certain risks that you should consider before making an investment decision to purchase our common stock.

	Per Share	Total
Initial public offering price of common stock	$	$
Underwriting discount(1)	$	$
Proceeds to us, before expenses	$	$
Proceeds to selling shareholder, before expenses	$	$

(1)
  See “Underwriting” for additional information regarding the underwriting discount and certain expenses payable to the underwriters by us.
We have granted the underwriters a 30-day option to purchase up to             additional shares of our common stock at the initial public offering price, less underwriting discount within 30 days from the date of this prospectus.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The shares of our common stock and our preferred stock are not savings accounts, deposits, or other obligations of our bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation, or the FDIC, or any other governmental agency.
The underwriters expect to deliver the shares of our common stock against payment on            , 2014.
Sandler O’Neill + Partners, L.P.
Prospectus dated          , 2014

ABOUT THIS PROSPECTUS
We, and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus by or on behalf of us to which we have referred you. We, and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.
No action is being taken in any jurisdiction outside the United States to permit a public offering of our securities or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions. Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus assumes that the underwriters have not exercised their option to purchase additional shares of common stock.
For further information, please see the section of this prospectus entitled “Where You Can Find More Information.”
Industry and Market Data
Industry and market data used in this prospectus has been obtained from independent industry sources and publications available to the public, sometimes with a subscription fee, as well as from research reports prepared for other purposes. We did not commission the preparation of any of the sources or publications referred to in this prospectus. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We have not independently verified the data obtained from these sources. Forward-looking information obtained from these sources is subject to the same qualifications and the additional uncertainties regarding the other forward-looking statements in this prospectus. Trademarks used in this prospectus are the property of their respective owners, although for presentational convenience we may not use the® or the ™ symbols to identify such trademarks.
Implications of Being an Emerging Growth Company
Under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, as a company with less than $1.0 billion in revenues during our last fiscal year, we qualify as an “emerging growth company.” An emerging growth company may take advantage of reduced regulatory and reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:
•
  we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;
•
  we are exempt from the requirement to obtain an attestation and report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;
•
  we are permitted to provide less extensive disclosure about our executive compensation arrangements; and
•
  we are not required to give our shareholders non-binding advisory votes on executive compensation or golden parachute arrangements.
We may take advantage of these provisions for up to five years unless we earlier cease to be an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in annual gross revenues, have more than $700.0 million in market value of our common stock held
i

by non-affiliates as of any June 30 before that time, or issue more than $1.0 billion of non-convertible debt in a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have elected in this prospectus to take advantage of scaled disclosure relating to executive compensation arrangements.
The JOBS Act also permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. However, we have “opted out” of this provision. As a result, we will comply with new or revised accounting standards to the same extent that compliance is required for non-emerging growth companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.
ii

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision to purchase our securities in this offering. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” our consolidated financial statements, and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, before making an investment decision to purchase our securities. Unless we state otherwise or the context otherwise requires, references in this prospectus to “we,” “our,” “us,” “Bankwell” and the “Company” refer to Bankwell Financial Group, Inc., a Connecticut corporation, and its consolidated subsidiaries.
Company Overview
We are a bank holding company, headquartered in New Canaan, Connecticut and offer a broad range of financial services through our banking subsidiary, Bankwell Bank, or the Bank, a Connecticut state commercial bank founded in 2002. Our primary market is the greater Fairfield County, Connecticut area, which we serve from our main office located in New Canaan, Connecticut and six branch offices located throughout the Fairfield County area. According to the U.S. Department of Commerce Bureau of Economic Analysis data for 2012, Fairfield County is located in the second wealthiest metropolitan statistical area in the United States. As of December 31, 2013, on a consolidated basis, we had total assets of approximately $779.6 million, total loans of approximately $632.0 million, total deposits of approximately $661.5 million, and shareholders’ equity of approximately $69.5 million.
We are committed to becoming the premier “Hometown” bank in Fairfield County and its surrounding areas. In 2011, the Commercial Record’s Annual Readers Poll named us the No. 1 community bank in Connecticut. We believe that our market exhibits highly attractive demographic attributes and presents favorable competitive dynamics, thereby offering long-term opportunities for growth. We have a history of building long-term customer relationships and attracting new customers through what we believe is our superior customer service and our ability to deliver a diverse product offering. In addition, we believe that our strong capital position and extensive local ownership, coupled with a highly respected and experienced executive management team and board of directors, give us instant credibility with our customers and potential customers in our market. Our focus is on building a franchise with meaningful market share and consistent revenue growth complemented by operational efficiencies that we believe will produce attractive risk-adjusted returns for our shareholders.
Our History and Growth
Bankwell Bank was originally chartered as two separate banks, The Bank of New Canaan (including a separate division, Stamford First Bank) and The Bank of Fairfield, which were subsequently merged and rebranded as “Bankwell Bank.” It was chartered with a commitment to building the premier community bank in the markets we serve. We began operations in April 2002 with an initial capitalization of $8.6 million. Since December 31, 2008, Bankwell has experienced significant growth, with $434.2 million in loan growth and $490.8 million in deposit growth, for compound annual growth rates of 26% and 31%, respectively, through December 31, 2013. Our net interest margin was 3.94% at December 31, 2013, compared to a high of 4.27% for the year ended December 31, 2011, in spite of industry-wide downward pressure driven by loan volume and a historically low interest rate environment. In November 2013, we acquired The Wilton Bank, and it was merged into Bankwell Bank.
Our financial and operational highlights include the following:
•
  Growing our total assets to approximately $779.6 million at December 31, 2013, from $247.0 million at December 31, 2008, representing a 26% compound annual growth rate; and our noninterest bearing deposits to approximately $118.6 million at December 31, 2013 from $36.9 million at December 31, 2008, representing a compound annual growth rate of 26%;

•
  Growing our total loans outstanding to approximately $632.0 million at December 31, 2013 from $197.8 million at December 31, 2008, representing a 26% compound annual growth rate; and at December 31, 2013, commercial real estate loans comprised 50% of the total loan portfolio compared to 22% at December 31, 2008, representing a 49% compound annual growth rate;
•
  Maintaining high credit quality in our loan portfolio as a result of our disciplined underwriting. Our highest annual rate of net loan charge-offs to average loans over the past five years was 0.18% in 2009, and our average annual rate of net loan charge-offs to average loans from December 31, 2008 to December 31, 2013 was 0.08%. Additionally, our average ratio of nonperforming assets to total assets was 0.63% for the five years ended December 31, 2013 and was 0.23% at December 31, 2013. The ratio of total past due loans to total loans at December 31, 2013 was 0.73%;
•
  Making continued progress in revenue improvements and operational efficiencies by entering new lines of business with commercial mortgage loan sales, merging the banks together and completing a core system conversion and reducing our efficiency ratio year-over-year from 82.76% for the year ended December 31, 2012 to 75.72% for the year ended December 31, 2013;
•
  Achieving revenue momentum including an increase in our noninterest income from $345 thousand for the year ended December 31, 2012 to $4.7 million for the year ended December 31, 2013, which represents 16% of total revenue compared to 2% for the year ended December 31, 2012;
•
  Expanding our footprint and solidifying our presence in Fairfield County, with the acquisition of The Wilton Bank, complementing our full branch offices in Fairfield and Stamford, Connecticut and plans to establish a new branch in Norwalk, Connecticut in the second quarter of 2014, and expansion into Bridgeport, Connecticut, with a loan production office; and
•
  Launching Bankwell Investment Services, a new wealth management services division in October 2013. Through an agreement with an investment brokerage firm, we are providing on-site wealth management specialists to provide advice and support to individuals and businesses, which we expect will also increase our fee income.
Our Competitive Strengths
We believe that we are especially well-positioned to create value for our shareholders as a result of the following competitive strengths:
•
  Our Market.   Our current market is defined as the greater Fairfield County area, which is part of the fourth most affluent metropolitan statistical area in the United States, the Bridgeport-Stamford-Norwalk, Connecticut Metropolitan Statistical Area, or MSA, according to the U.S. Department of Commerce. The Stamford market area includes numerous affluent suburban communities of professionals who work at the 16 Fortune 500 companies headquartered in Connecticut or commute into New York City, approximately 50 miles from our headquarters, and many small to mid-sized businesses which support these communities. Fairfield County is the wealthiest county in Connecticut, with a 2008 – 2012 median household income of $82,614 according to estimates from United States Census Bureau. We believe that this market has economic and competitive dynamics that are favorable to executing our growth strategy.
•
  Experienced and Respected Management Team with a Proven and Successful Track Record.    Our executive management team, led by Peyton R. Patterson, is comprised of seasoned professionals with significant banking experience, a history of high performance at local financial institutions and success in identifying, acquiring and integrating financial institutions. Ms. Patterson has over 25 years of commercial banking experience, previously serving as Chairman, President and Chief Executive Officer at NewAlliance Bancshares, an approximately $9 billion asset bank headquartered in New Haven, Connecticut which was acquired by First Niagara Financial Group, Inc. in 2011. Our senior management team also includes Heidi S. DeWyngaert, Executive Vice President, Chief Lending Officer (nine years with us), Ernest J. Verrico, Sr., Executive Vice

President, Chief Financial Officer (four years with us), Gail E.D. Brathwaite, Executive Vice President, Chief Operating Officer (formerly worked with Ms. Patterson for nine years at NewAlliance, one year with us) and Diane Knetzger, Senior Vice President, Director of Marketing (nine years with us).
•
  Dedicated Board of Directors with Strong Community Involvement.   Our board of directors is comprised of a group of local business leaders who understand the need for strong community banks that focus on serving the financial needs of their customers. One of our directors, Frederick R. Afragola, was instrumental in our organization and growth. Mr. Afragola was the Chief Executive Officer and President of The Bank of New Canaan from its opening in 2002 until his retirement in 2008 and played an integral role in building our foundation and guiding our growth. The interests of our executive management team and directors are aligned with those of our shareholders through common stock ownership. At March 17, 2014, our directors and officers beneficially owned approximately 49% of our common stock. By capitalizing on the close community ties and business relationships of our executive management team and directors, we are positioned to continue taking advantage of the market opportunity present in our primary market.
•
  Strong Capital Position.   At December 31, 2013, we had a 7.45% tangible common equity ratio, and the Bank had a 7.91% Tier 1 leverage ratio and a 9.49% Tier 1 risk-based ratio. We believe that our ability to attract capital has facilitated our growth and is an integral component to the execution of our business plan. See “Non-GAAP Financial Measures.”
•
  Scalable Operating Platform.   We provide banking technology, including remote deposit capture, internet banking and mobile banking, to provide our customers with the most choices and to create a scalable platform to accommodate our future growth aspirations. We believe that our advanced technology combined with responsive and personal service provides our customers with a superior banking experience.
Our Business Strategy
We seek to position ourselves as the “Hometown” bank and the banking provider of choice in our highly attractive market area, and to serve as a locally based alternative to our larger competitors through:
•
  Responsive, Customer-Centric Products and Services and a Community Focus.   We offer a broad array of products and services which we customize to allow us to focus on building long-term relationships with our customers through high-quality, responsive and personal customer service. By focusing on the entire customer relationship, we build the trust of our customers which leads to long-term relationships and generates our organic growth. In addition, we are committed to meeting the needs of the communities that we serve. Our employees are involved in many civic and community organizations which we support through sponsorships. As a result, customers and potential customers within our market know about us and frequently interact with our employees which allows us to develop long-term customer relationships without extensive advertising.
•
  Strategic Acquisitions.   To complement our organic growth, we focus on strategic acquisitions in or around our existing markets that further our objectives. We believe there are many banking institutions that continue to face credit challenges, capital constraints and liquidity issues and that lack the scale and management expertise to manage the increasing regulatory burden and will likely need to partner with an institution like ours. On March 31, 2014, we entered into a merger agreement with Quinnipiac Bank & Trust Company, or Quinnipiac. Total consideration for the acquisition is expected to be comprised of our common stock (75%) and cash (25%). Quinnipiac has one branch located in Hamden, Connecticut, and has applied for a second branch in the neighboring town of North Haven. We expect the transaction to close in the third quarter of 2014, subject to the requisite approval of the shareholders of Quinnipiac, required regulatory approvals (including approval of Quinnipiac’s branch application for a branch in North Haven), and satisfaction of other customary closing conditions. We intend to continue to seek and evaluate other potential acquisitions that can provide meaningful financial benefits, long-term organic growth opportunities and expense reductions, without compromising our risk profile.

•
  Utilization of Efficient and Scalable Infrastructure.   We employ a systematic and calculated approach to increasing our profitability and improving our efficiencies. We have recently improved our operating infrastructure particularly in the areas of technology, data processing, compliance and personnel. We believe that our scalable infrastructure provides us with an efficient operating platform from which to grow in the near term and without incurring significant incremental noninterest expenses, while continuing to deliver our high-quality, responsive customer service, which will enhance our ability to grow and increase our returns.
•
  Disciplined Focus on Risk Management.   Effective risk management is a key component of our strong corporate culture. We use our strong risk management infrastructure to monitor our existing loan and investment securities portfolios, support operational decision-making and improve our ability to generate earning assets with strong credit quality. To maintain our strong credit quality, we use a comprehensive underwriting process and we seek to maintain a diversified loan portfolio and a conservative investment securities portfolio. Board-approved policies contain approval authorities, as appropriate, and are reviewed at least annually. We have a Risk Management Steering Committee comprised of executive officers who oversee new business initiatives and other activities that warrant oversight of risk and related mitigants. Internal review procedures are performed regarding anti-money laundering and consumer compliance requirements. We have a Chief Risk Officer who reports directly to the Chair of our Audit Committee.
Recent Developments
Expansion Activities.   On March 31, 2014, we entered into a merger agreement with Quinnipiac. Quinnipiac has one branch located in Hamden, Connecticut, and has applied for a second branch in the neighboring town of North Haven. Both towns are in New Haven County, Connecticut, which will represent a new market for us. At December 31, 2013, Quinnipiac had approximately $100 million in assets, $87 million in deposits and loans of $83 million.
Total consideration for the acquisition is expected to be comprised of our common stock (75%) and cash (25%). The total consideration to be paid to Quinnipiac shareholders, based on the closing price of a share of our common stock on the OTC Bulletin Board, or OTCBB, on March 31, 2014, is approximately $15 million. Pursuant to the merger agreement, each outstanding share of Quinnipiac will be converted at the election of the holder into the right to receive 0.56 shares of our common stock, or $12.00 in cash, subject to pro rata adjustments to meet the proportion of stock and cash consideration described above. Outstanding options to purchase Quinnipiac shares will be exchanged for options in our common stock adjusted for the 0.56 fixed exchange ratio. The exercise price per share of our common stock under the new option shall be equal to the exercise price per share of Quinnipiac common stock subject to the Quinnipiac stock option divided by the 0.56 fixed exchange ratio. Outstanding warrants held by founders of Quinnipiac will be automatically converted into a warrant to purchase 0.56 shares of our common stock for $17.86. Upon consummation of the transaction, Quinnipiac will be merged into Bankwell Bank. Upon effectiveness of the merger, we have agreed to increase the number of our directors and of the directors of Bankwell Bank by one, such positions to be filled by the same individual, who will be selected by our board of directors after consulting with Quinnipiac. We intend to file a Form S-4 Registration Statement in connection with the proposed transaction and issuance of Company common stock to Quinnipiac shareholders. We expect the transaction to close in the third quarter of 2014, subject to the requisite approval of the shareholders of Quinnipiac, required regulatory approvals (including approval of Quinnipiac’s branch application for a branch in North Haven), and satisfaction of other customary closing conditions.
On November 5, 2013, we acquired The Wilton Bank for approximately $5.0 million in cash, and merged The Wilton Bank into Bankwell Bank. The acquisition added one branch, approximately $25.1 million in loans, $64.2 million in deposits and expanded our presence in Fairfield County. In addition, we plan to open a new branch in Norwalk, Connecticut in the second quarter of 2014, which will further expand our footprint in Fairfield County.
Capital Raising Activities.   In the third quarter of 2013, we raised approximately $6.2 million in additional capital through the sale of 370,000 shares, approximately 9.75% of our issued shares of common stock, to an institutional investor, or the Institutional Investor. In connection with this private placement, we granted the Institutional Investor a preemptive right to participate in any private or public offering of shares of our common stock by us, including this offering, until September 30, 2016. We intend to provide the Institutional Investor with notice of its ability to exercise its preemptive rights in connection with this offering in accordance with the relevant agreement.
Series C Preferred Stock Piggyback Registration.   We are a participant in the United States Treasury’s Small Business Lending Fund Program, or SBLF. As part of the SBLF, we issued to the Secretary of the United States Treasury, or the Treasury, 10,980 shares of our Senior Non-Cumulative Perpetual Preferred Stock, Series C, no par value, or Series C preferred stock. We agreed to provide the holders of our Series C preferred stock, currently only the Treasury, or the Selling Shareholder, with “piggyback” registration rights to certain offerings of our securities, including this offering. On April 3, 2014, the Treasury exercised its piggyback registration rights and, as a result, we have included the Treasury’s Series C preferred stock in this registration statement.
Risk Factors
There are a number of risks that should be considered before making an investment in this offering. These risks are discussed more fully in the section entitled “Risk Factors” beginning on page 18 of this prospectus. These risks include but are not limited to the following:
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  Our business may be adversely affected by general business and economic conditions.
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  We rely heavily on our management team and could be adversely affected by the unexpected loss of key officers.
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  At December 31, 2013, approximately 75%, or $332 million, of our commercial loans, were originated in the last four years. As such, our loan portfolio is relatively unseasoned and could increase risk of credit defaults in the future. Our limited experience with these loans does not provide us with a significant payment history pattern with which to judge future collectability. As a result, it may be difficult to predict the future performance of our loan portfolio.
•
  The success of acquisition transactions, including the acquisition of Quinnipiac, if it is consummated, and of The Wilton Bank, will depend on our ability to successfully combine the target banking institution’s business with our business, and, if we experience difficulties with the integration process, the anticipated benefits of the acquisition may not be realized fully or at all or may take longer to realize than expected.
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  The additional capital raised in this offering will be deployed to support our growth plans. There is no guarantee that our growth initiatives will be as successful as our historic organic growth has been.
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  Our interest rate sensitivity profile was liability sensitive as of December 31, 2013, which will result in our income decreasing more in a rising rate environment than a falling rate environment.
•
  We operate in a highly regulated environment, which could restrain our growth and profitability.
Additional Information
Our principal executive office is located at 220 Elm Street, New Canaan, Connecticut 06840, and our telephone number is (203) 652-6300. Our website address is www.mybankwell.com. The information contained on or accessible through our website is not a part of or incorporated by reference into this prospectus.

THE OFFERING

Securities offered
             shares of common stock
Underwriter purchase option
             shares of common stock
Securities offered as a percentage of outstanding shares of common stock
       % assuming the underwriters do not exercise their purchase option.
Common stock outstanding after closing of this offering
             shares of common stock, assuming the underwriters do not exercise their purchase option.
Securities offered by the Selling Shareholder
10,980 shares of Series C preferred stock
Use of proceeds
We intend to use the net proceeds of this offering for general corporate purposes which may include maintaining liquidity at the holding company, supporting organic growth and funding future asset growth and continued expansion of our business through acquisitions of branches, whole financial institutions and related lines of business (including the acquisition of Quinnipiac). For additional information, see “Use of Proceeds.”
We will not receive any proceeds from the sale of our shares of Series C preferred stock by the Selling Shareholder.
Dividend policy — Common Stock
We have never paid cash dividends to holders of our common stock. We believe payment of dividends on a regular basis is an appropriate way to enhance shareholder value in the long term. Any future determinations relating to our dividend policy will be made at the discretion of our board of directors depending upon our capital needs, dividend-paying capacity, our results of operations, financial condition, liquidity needs, regulatory restrictions, restrictions imposed by our preferred stock and other factors that our board of directors deems relevant. In addition, we are subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. For additional information, see “Dividend Policy.”
Dividend policy — Preferred Stock
The Series C preferred stock is entitled to receive non-cumulative dividends, payable quarterly, on each January 1, April 1, July 1 and October 1. The dividend rate was subject to fluctuation on a quarterly basis during the first ten quarters during which the Series C preferred stock was outstanding, based upon changes in the level of Qualified Small Business Lending or QSBL of the Bank. The current dividend rate is 1%. For additional information, see “Description of Our Capital Stock — Preferred Stock — Series C Preferred Stock — Dividends.”

Listing
We have applied to list our common stock on the Nasdaq Global Market under the trading symbol “BWFG.”
Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the common stock offered hereby for sale to our directors, officers, employees, business associates and related persons. We will offer these shares to the extent permitted under applicable regulations in the United States through a directed share program. Reserved shares purchased by our directors and officers will be subject to the lock-up provisions described in “Underwriting — Lock-Up Agreements.” The number of shares of our common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered hereby. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act of 1933, as amended, in connection with the sale of shares through the directed share program.
Risk factors
An investment in our securities involves risks. See “Risk Factors” on page 18, for a discussion of factors that you should carefully consider before making an investment decision.
The number of shares of common stock to be outstanding after this offering is based on 3,876,393 shares of common stock outstanding as of December 31, 2013 and excludes the following:
•
  208,568 shares of our common stock issuable upon the exercise of outstanding stock options as of December 31, 2013, at a weighted average exercise price of $16.67 per share (of which 188,852 shares subject to options have vested);
•
  304,460 shares of our common stock issuable upon the exercise of outstanding warrants with a fixed exercise price of $14.00 as of December 31, 2013; and
•
  49,840 shares of our common stock reserved for issuance in connection with stock awards that remain available for issuance under our stock incentive plans as of December 31, 2013.
Unless expressly indicated or the context requires otherwise, all information in this prospectus:
•
  assumes no exercise by the underwriters of their right to purchase up to an additional        shares of our common stock; and
•
  does not attribute to any director, officer, or principal shareholder any purchases of shares of our common stock in this offering, including through the directed share program described in “Underwriting — Directed Share Program.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF
BANKWELL FINANCIAL GROUP, INC.
You should read the selected historical consolidated financial and operating data set forth below in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization,” as well as the consolidated financial statements and the related notes included elsewhere in this prospectus. The selected historical financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, except for the selected ratios, has been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical financial data as of December 31, 2011, 2010 and 2009 and for the years ended December 31, 2010 and 2009, except for the selected ratios, has been derived from our audited consolidated financial statements not included in this prospectus. Our results of operations are not necessarily indicative of our results of operations that may be expected for future performance. Certain prior year amounts have been reclassified to conform to the current year financial statement presentation. These reclassifications only changed the reporting categories but did not affect our results of operations or financial position. The performance, asset quality and capital ratios are unaudited and derived from the financial statements as of and for the periods presented. Average balances have been computed using daily averages.

	At or For the Years Ended December 31,
(Dollars in thousands, except per share data)	2013	2012	2011	2010	2009
Statements of Income:
Interest and dividend income	$28,092	$24,397	$20,587	$16,877	$13,950
Interest expense	2,765	3,192	2,870	3,209	3,651
Net interest income	25,327	21,205	17,717	13,668	10,299
Provision for loan losses	585	1,821	1,049	1,311	1,741
Net interest income after provision for loan losses	24,742	19,384	16,668	12,357	8,558
Noninterest income	4,722	345	1,134	1,695	896
Noninterest expense	22,119	17,858	14,601	13,331	10,555
Income (loss) before income tax	7,345	1,871	3,201	721	(1,101)
Income tax expense (benefit)	2,184	657	997	214	(271)
Net income (loss)	5,161	1,214	2,204	507	(830)
Preferred stock dividends and net accretion	111	132	206	261	427
Net income (loss) available to common shareholders	$5,050	$1,082	$1,998	$246	$(1,257)
Per Share Data:
Basic earnings (loss) per share	$1.46	$0.39	$0.72	$0.10	$(0.51)
Diluted earnings (loss) per share	1.44	0.38	0.71	0.09	(0.50)
Book value per share (end of period)(a)	15.58	14.50	13.85	12.81	12.51
Tangible book value per share (end of period)(a)(b)	15.46	14.50	13.85	12.81	12.51
Shares outstanding (end of period)(a)	3,754,253	2,797,200	2,758,200	2,756,200	2,450,349
Weighted average shares outstanding – basic	3,395,779	2,768,000	2,757,000	2,531,000	2,447,000
Weighted average shares outstanding – diluted	3,451,393	2,865,000	2,811,000	2,588,000	2,492,000
Performance Ratios:
Return on average assets(c)	0.77%	0.22%	0.50%	0.14%	(0.29)%
Return on average common shareholders’ equity(c)	9.89%	3.07%	6.70%	0.75%	(4.04)%
Return on average shareholders’ equity(c)	8.17%	2.40%	5.03%	1.33%	(2.47)%
Average shareholders’ equity to average assets	9.32%	9.34%	10.01%	10.37%	11.70%
Net interest margin	3.94%	4.11%	4.27%	4.12%	3.73%
Efficiency ratio(b)	75.72%	82.76%	78.50%	84.93%	94.28%
Asset Quality Ratios:
Total past due loans to total loans(d)	0.73%	0.75%	1.01%	0.79%	2.68%
Nonperforming loans to total loans(d)(e)	0.16%	0.75%	1.01%	0.79%	0.96%
Nonperforming assets to total assets(e)	0.23%	0.81%	0.78%	0.57%	0.75%
Allowance for loan losses to nonperforming loans	835.69%	200.84%	171.88%	239.23%	177.83%
Allowance for loan losses to total loans(d)	1.33%	1.50%	1.74%	1.87%	1.70%
Net charge-off’s to average loans(d)	0.03%	0.07%	0.02%	0.09%	0.18%
Statements of Financial Condition:
Total assets	$779,618	$610,016	$477,355	$395,708	$328,160
Gross portfolio loans(d)	632,012	530,050	369,294	288,425	257,268
Investment securities	42,413	46,412	94,972	58,152	34,060
Deposits	661,545	462,081	367,115	309,137	244,215
Borrowings	44,000	91,000	58,000	44,000	46,000
Total equity	69,485	51,534	49,188	40,354	35,695
Capital Ratios:
Tier 1 capital to average assets(f)
Bankwell Bank	7.91%	—%	—%	—%	—%
The Bank of New Canaan	—%	7.88%	8.71%	8.15%	8.48%
The Bank of Fairfield	—%	8.39%	11.30%	13.25%	16.54%
Tier 1 capital to risk-weighted assets(f)
Bankwell Bank	9.49%	—%	—%	—%	—%
The Bank of New Canaan	—%	9.09%	11.07%	11.86%	12.24%
The Bank of Fairfield	—%	10.80%	13.66%	16.41%	22.46%
Total capital to risk-weighted assets(f)
Bankwell Bank	10.74%	—%	—%	—%	—%
The Bank of New Canaan	—%	10.34%	12.33%	13.12%	13.50%
The Bank of Fairfield	—%	12.05%	14.91%	17.10%	23.26%
Total shareholders’ equity to total assets	8.91%	8.45%	10.30%	10.20%	10.88%
Tangible common equity ratio(b)	7.45%	6.65%	8.00%	8.93%	9.34%

(a)
  Excludes preferred stock and unvested restricted stock awards.
(b)
  This measure is not a measure recognized under GAAP and is therefore considered to be a non-GAAP financial measure. See “Non-GAAP Financial Measures” for a description of this measure and a reconciliation of this measure to its most directly comparable GAAP measure.
(c)
  Calculated based on net income before preferred stock dividends and net accretion.
(d)
  Calculated using the principal amounts outstanding on loans.
(e)
  Nonperforming assets consist of nonperforming loans and other real estate owned.
(f)
  Represents bank ratios. During 2013, The Bank of New Canaan and The Bank of Fairfield were merged into Bankwell Bank.

SELECTED HISTORICAL FINANCIAL DATA OF THE WILTON BANK
You should read the selected historical financial and operating data set forth below in conjunction with the financial statements and the related notes included elsewhere in this prospectus. The selected historical financial data as of and for the years ended December 31, 2012 and 2011, except for the selected ratios, has been derived from The Wilton Bank’s audited financial statements included elsewhere in this prospectus. The selected historical financial data for the years ended December 31, 2010 and 2009, except for the selected ratios, has been derived from The Wilton Bank’s audited financial statements not included in this prospectus. The selected historical earnings data for the nine months ended September 30, 2013 and 2012 and the selected historical financial condition data as of September 30, 2013, has been derived from The Wilton Bank’s unaudited financial statements included elsewhere in this prospectus, and The Wilton Bank’s selected historical financial condition data as of September 30, 2012, has been derived from unaudited financial statements not included in this prospectus. The selected historical financial data for the nine months ended September 30, 2013 and 2012 has not been audited but, in the opinion of management, contains all adjustments (consisting of only normal or recurring adjustments) necessary to present fairly The Wilton Bank’s financial position and results of operations for such periods in accordance with GAAP. The Wilton Bank’s results of operations for the nine months ended September 30, 2013 are not necessarily indicative of future results of operations or performance. The performance, asset quality and capital ratios are unaudited and derived from the financial statements as of and for the periods presented. Average balances have been computed using daily averages.

	At or For the Nine Months Ended September 30,		At or For the Years Ended December 31,
(Dollars in thousands, except per share data)	2013	2012	2012	2011	2010	2009
Statements of Income:
Interest and dividend income	$1,278	$1,497	$1,954	$2,034	$2,619	$4,364
Interest expense	106	133	177	244	397	807
Net interest income	1,172	1,364	1,777	1,790	2,222	3,557
Provision for loan losses	—	-	—	900	560	3,200
Net interest income after provision for loan losses	1,172	1,364	1,777	890	1,662	357
Noninterest income	194	205	278	1,061	273	276
Noninterest expense	2,851	2,705	3,796	3,870	3,842	3,485
Loss before income tax	(1,485)	(1,136)	(1,741)	(1,919)	(1,907)	(2,852)
Income tax expense (benefit)	—	—	—	1,351	(391)	(1,124)
Net loss	$(1,485)	$(1,136)	$(1,741)	$(3,270)	$(1,516)	$(1,728)
Per Share Data:
Basic loss per share	$(3.98)	$(3.05)	$(4.67)	$(8.77)	$(4.07)	$(4.61)
Diluted loss per share	(3.98)	(3.05)	(4.67)	(8.77)	(4.07)	(4.61)
Book value per share (end of period)	17.55	23.15	21.53	26.20	34.97	38.79
Shares outstanding (end of period)	481,245	481,245	481,245	481,245	481,245	481,245
Weighted average shares outstanding – basic	372,985	372,985	372,985	372,985	372,985	372,985
Weighted average shares outstanding – diluted	372,985	372,985	372,985	372,985	372,985	375,260
Annualized Performance Ratios:
Return on average assets	(2.70)%	(2.09)%	(2.38)%	(4.17)%	(1.66)%	(1.77)%
Return on average common shareholders’ equity	(27.02)%	(16.49)%	(19.32)%	(28.85)%	(10.74)%	(10.97)%
Return on average shareholders’ equity	(27.02)%	(16.49)%	(19.32)%	(28.85)%	(10.74)%	(10.97)%
Average shareholders’ equity to average assets	9.99%	12.67%	12.34%	14.44%	15.44%	16.18%
Net interest margin	2.42%	2.89%	2.80%	2.57%	2.71%	4.06%
Asset Quality Ratios:
Total past due loans to total loans(a)	23.80%	23.87%	22.05%	31.50%	39.09%	12.91%
Nonperforming loans to total loans	23.78%	23.67%	21.60%	31.37%	39.09%	12.91%
Nonperforming assets to total assets(b)	12.92%	17.21%	13.85%	20.72%	25.26%	9.96%
Allowance for loan losses to nonperforming loans	12.42%	12.72%	15.31%	10.06%	10.39%	32.94%
Allowance for loan losses to total loans	2.95%	3.01%	3.31%	3.16%	4.06%	4.25%
Net charge-off’s to average loans	0.73%	0.43%	0.50%	3.52%	2.29%	3.05%
Statements of Financial Condition:
Total assets	$69,599	$72,249	$76,124	$76,412	$84,285	$95,360
Gross portfolio loans	29,857	37,766	33,656	41,330	50,067	66,199
Investment securities	1,024	1,000	1,032	2,499	8,036	8,067
Deposits	62,694	63,382	67,881	66,448	70,982	80,539
Borrowings	—	—	—	—	—	—
Total equity	6,546	8,636	8,031	9,772	13,044	14,555

(a)
  Calculated using the principal amounts outstanding on loans.
(b)
  Nonperforming assets consist of nonperforming loans and other real estate owned.

SUMMARY SELECTED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
The following unaudited pro forma condensed consolidated financial data combines data from the historical consolidated statements of income of Bankwell and the historical statements of income of The Wilton Bank, giving effect to the merger of The Wilton Bank into Bankwell Bank.
The unaudited pro forma combined condensed statement of income data for the year ended December 31, 2013 combines data from the historical consolidated statement of income of Bankwell for the year ended December 31, 2013 and the historical statement of income of The Wilton Bank for the year to date period ended November 5, 2013, the acquisition date, giving effect to the merger as if it had been consummated on January 1, 2013. The unaudited pro forma combined condensed statement of income data for the year ended December 31, 2012 combine the historical consolidated statement of income of Bankwell for the year ended December 31, 2012 and the historical statement of income of The Wilton Bank for the year ended December 31, 2012, giving effect to the merger as if it had been consummated on January 1, 2012.
The unaudited pro forma condensed consolidated financial data give effect to the merger using acquisition accounting as required by accounting principles generally accepted in the United States of America.
The unaudited pro forma condensed consolidated financial data are provided for informational purposes only. The pro forma unaudited consolidated financial data presented are not necessarily indicative of the actual results that might have been achieved for the periods or dates indicated, nor are they necessarily indicative of the future results of the combined company following the consummation of the merger. The unaudited pro forma financial data are based on estimates and assumptions set forth below.
The pro forma unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto of each of Bankwell and The Wilton Bank contained elsewhere in this prospectus.
The unaudited pro forma net earnings (loss) assumptions are qualified by the statements set forth under this caption and should not be considered indicative of the market value of Bankwell’s common stock or the actual results of operations of Bankwell for any period. Such pro forma data may be materially affected by the actual expenses incurred in connection with the merger with The Wilton Bank.
The pro forma condensed consolidated financial data do not reflect adjustments for estimated transaction costs or cost savings expected to be realized from the elimination of certain expenses and from synergies expected to be created or the costs to achieve such cost savings or synergies. No assurance can be given that cost savings or synergies will be realized. Income taxes do not reflect the amounts that would have resulted had Bankwell and The Wilton Bank filed consolidated income tax returns during the periods presented. Such entries will be recorded as incurred, are non-recurring and are thus not reflected in the calculations of pro forma income (loss).

December 31, 2013 Pro Forma Statement of Income Data.   The following table presents pro forma statement of income information for the year ended December 31, 2013.
Bankwell Financial Group
Pro Forma Income Statement Data
For the Year Ended December 31, 2013

In thousands, except per share data	Bankwell Financial Group		The Wilton Bank		Pro Forma Merger Adjustments		Pro Forma Combined
Interest and dividend income	$28,092		$1,355		$478	(1)	$29,925
Interest expense	2,765		119		—		2,884
Net interest income	25,327		1,236		478		27,041
Provision for loan losses	585		—		—		585
Net income after provision for loan losses	24,742		1,236		478		26,456
Noninterest income	3,389	(2)	369		—		3,758
Noninterest expense	21,211	(3)	3,294		89	(4)	24,594
Income (loss) before income tax expense	6,920		(1,689)		389		5,620
Income tax expense (benefit)	2,184		(574	)(5)	132	(5)	1,742
Net income (loss)	$4,736		$(1,115)		$257		$3,878
Preferred stock dividends	(111)		—		—		(111)
Net income (loss) attributable to common shareholders	$4,625		$(1,115)		$257		$3,767
Weighted average shares outstanding
Basic	3,395		373				3,395
Diluted	3,451		373				3,451
Net earnings (loss) per common share, pro forma
Basic	$1.34		$(2.99)				$1.09
Diluted	$1.32		$(2.99)				$1.07

(1)
  Adjustment to interest income represents amortization of the accretable portion of the credit mark adjustments for loans. The credit mark is being amortized using the interest method over the projected lives of the related loans. The total credit mark of $2.9 million is comprised of accretable and nonaccretable discounts totaling $1.4 million and $1.5 million, respectively, which was applied to loans totaling $14.5 million with projected lives of 3 to 36 months.
(2)
  Noninterest income excludes a one-time gain of $1.3 million recorded in conjunction with the acquisition, representing the amount that the net assets exceeded the amount paid.
(3)
  Noninterest expense excludes one-time merger and acquisition related expenses of $908 thousand.
(4)
  Adjustment to noninterest expense represents amortization of the core deposit intangible of $499 thousand over 9.3 years based on the double declining balance method of amortization.
(5)
  Income tax expense is based on Bankwell’s Federal marginal rate of 34%.

December 31, 2012 Pro Forma Statement of Income Data.   The following table presents pro forma statement of income information for the year ended December 31, 2012.
Bankwell Financial Group
Pro Forma Income Statement Data
For the Year Ended December 31, 2012

In thousands, except per share data	Bankwell Financial Group	The Wilton Bank		Pro Forma Merger Adjustments		Pro Forma Combined
Interest and dividend income	$24,397	$1,954		$574	(1)	$26,925
Interest expense	3,192	177		—		3,369
Net interest income	21,205	1,777		574		23,556
Provision for loan losses	1,821	—		—		1,821
Net income after provision for loan losses	19,384	1,777		574		21,735
Noninterest income	345	278		—		623
Noninterest expense	17,858	3,796		107	(2)	21,761
Income (loss) before income tax expense	1,871	(1,741)		467		597
Income tax expense (benefit)	657	(592	)(3)	159	(3)	224
Net income (loss)	$1,214	$(1,149)		$308		$373
Preferred stock dividends	(132)	—		—		(132)
Net income (loss) attributable to common shareholders	$1,082	$(1,149)		$308		$241
Weighted average shares outstanding
Basic	2,768	373				2,768
Diluted	2,865	373				2,865
Net earnings (loss) per common share, pro forma
Basic	$0.39	$(3.08)				$0.09
Diluted	$0.38	$(3.08)				$0.08

(1)
  Adjustment to interest income represents amortization of the accretable portion of the credit mark adjustments for loans. The credit mark is being amortized using the interest method over the projected lives of the related loans. The total credit mark of $2.9 million is comprised of accretable and nonaccretable discounts totaling $1.4 million and $1.5 million, respectively, which was applied to loans totaling $14.5 million with projected lives of 3 to 36 months.
(2)
  Adjustment to noninterest expense represents amortization of the core deposit intangible of $499 thousand over 9.3 years based on the double declining balance method of amortization.
(3)
  Income tax expense is based on Bankwell’s Federal marginal rate of 34%.

RATIO OF COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS TO EARNINGS
The following table presents the ratio of our combined fixed charges and preferred stock dividends to earnings for the periods indicated.

	Year Ended December 31,
(Dollars in thousands)	2013	2012	2011
Fixed Charges
Interest expense, including deposits	$2,765	$3,192	$2,870
Estimate of interest in rental expense	11	17	22
Preferred stock dividends(1)	158	203	299
Total fixed charges	$2,934	$3,412	$3,191
Earnings
Income before provision for income taxes	$7,345	$1,871	$3,201
Add: Fixed charges	2,934	3,412	3,191
Total earnings	$10,279	$5,283	$6,392
Ratio of earnings to combined fixed charges and preferred stock dividends, including deposit expense	3.50	1.55	2.00

(1)
  Preferred stock dividends used in the ratio consist of the amount of pre-tax earnings required to pay the dividends on outstanding preferred stock.

	Year Ended December 31,
(Dollars in thousands)	2013	2012	2011
Fixed Charges
Interest expense, excluding deposits	$532	$825	$847
Estimate of interest in rental expense	11	17	22
Preferred stock dividends (1)	158	203	299
Total fixed charges	$701	$1,045	$1,168
Earnings
Income before provision for income taxes	$7,345	$1,871	$3,201
Add: Fixed charges	701	1,045	1,168
Total earnings	$8,046	$2,916	$4,369
Ratio of earnings to combined fixed charges and preferred stock dividends, excluding deposit expense	11.48	2.79	3.74

(1)
  Preferred stock dividends used in the ratio consist of the amount of pre-tax earnings required to pay the dividends on outstanding preferred stock.

NON-GAAP FINANCIAL MEASURES
We identify “efficiency ratio,” “tangible common equity ratio,” “tangible book value per share” and “total revenue” as “non-GAAP financial measures.” In accordance with the SEC’s rules, we classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles as in effect from time to time in the United States in our statements of income, balance sheet or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.
The non-GAAP financial measures that we discuss in this prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this prospectus may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures we have discussed in this prospectus when comparing such non-GAAP financial measures.
Efficiency ratio is defined as noninterest expenses, net of foreclosed real estate expenses divided by our operating revenue, which is equal to net interest income plus noninterest income excluding gains and losses on sales of securities and foreclosed real estate. Also excluded are one-time gains and expenses related to merger and acquisition related activities. In our judgment, the adjustments made to operating revenue allow management and investors to better assess our performance in relation to our core operating revenue by removing the volatility that is associated with certain one-time items and other discrete items that are unrelated to our core business.
Tangible common equity is defined as total shareholders’ equity, excluding preferred stock, less goodwill and other intangible assets. We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in common shareholders’ equity exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing both common equity and assets while not increasing our tangible common equity or tangible assets. In connection with our acquisition of The Wilton Bank on November 5, 2013, we recorded a core deposit intangible asset, the balance of which was $481 thousand at December 31, 2013. The acquisition transaction resulted in a bargain purchase gain, therefore, no goodwill was recorded.
Tangible common equity to tangible assets is defined as the ratio of tangible common equity divided by total assets less goodwill and other intangible assets. We believe that this measure is important to many investors in the marketplace who are interested in relative changes from period to period in common equity and total assets, each exclusive of changes in intangible assets. We believe that the most directly comparable GAAP financial measure is total shareholders’ equity to total assets.
Tangible book value per share is defined as book value, excluding the impact of goodwill and other intangible assets, if any, divided by common shares outstanding.
Total revenue is defined as the sum of net interest income before provision of loan losses and noninterest income.

The information provided below presents a reconciliation of each of our non-GAAP financial measures to the most directly comparable GAAP financial measure.

	Years Ended December 31,
	2013	2012	2011
	(Dollars in thousands, except per share data)
Efficiency Ratio
Noninterest expense	$22,119	$17,858	$14,601
Less: foreclosed real estate expenses	7	9	—
Less: merger and acquisition related expenses	908	—	—
Adjusted noninterest expense (numerator)	$21,204	$17,849	$14,601
Net interest income	$25,327	$21,205	$17,717
Noninterest income	4,722	345	1,134
Less: gains (losses) on sales of securities	648	(18)	250
Less: gains on sale of foreclosed real estate	63	—	—
Less: gain on bargain purchase	1,333	—	—
Adjusted operating revenue (denominator)	$28,005	$21,568	$18,601
Efficiency ratio	75.72%	82.76%	78.50%
Tangible Common Equity and Tangible Common Equity/Tangible Assets
Total shareholders’ equity	$69,485	$51,534	$49,188
Less: preferred stock	10,980	10,980	10,980
Common shareholders’ equity	58,505	40,554	38,208
Less: Intangible assets	481	—	—
Tangible common shareholders’ equity	$58,024	$40,554	$38,208
Total assets	$779,618	$610,016	$477,355
Less: Intangible assets	481	—	—
Tangible assets	$779,137	$610,016	$477,355
Tangible common shareholders’ equity to tangible assets	7.45%	6.65%	8.00%
Tangible Book Value per Share
Total shareholders’ equity	$69,485	$51,534	$49,188
Less: preferred stock	10,980	10,980	10,980
Common shareholders’ equity	58,505	40,554	38,208
Less: Intangible assets	481	—	—
Tangible common shareholders’ equity	$58,024	$40,554	$38,208
Common shares issued	3,876,393	2,846,700	2,788,200
Less: shares of unvested restricted stock	122,140	49,500	30,000
Common shares outstanding	3,754,253	2,797,200	2,758,200
Book value per share	$15.58	$14.50	$13.85
Less: effects of intangible assets	0.12	—	—
Tangible book value per share	$15.46	$14.50	$13.85
Total Revenue
Net interest income	$25,327	$21,205	$17,717
Add: noninterest income	4,722	345	1,134
Total revenue	$30,049	$21,550	$18,851
Noninterest income as a percentage of total revenue	15.71%	1.60%	6.02%

RISK FACTORS
Investing in our securities involves a significant degree of risk. You should carefully consider the following risk factors, in addition to the other information contained in this prospectus, before deciding to invest in our securities. Any of the following risks which actually occur could have a material adverse effect on our business, financial condition, results of operations, future prospects and cash flows. As a result, your investment will be subject to investment risk, and you could lose all or part of your investment.
Risks Relating to Our Business
As a business operating in the financial services industry, our business and operations may be adversely affected in numerous and complex ways by weak economic conditions.
Our businesses and operations, which primarily consist of lending money to customers in the form of loans, borrowing money from customers in the form of deposits and investing in securities, are sensitive to general business and economic conditions in the United States. If the U.S. economy weakens, our growth and profitability from our lending, deposit and investment operations could be constrained. Uncertainty about the federal fiscal policymaking process, the medium and long-term fiscal outlook of the federal government, and future tax rates is a concern for businesses, consumers and investors in the United States. In addition, economic conditions in foreign countries, including uncertainty over the stability of the euro currency, could affect the stability of global financial markets, which could hinder U.S. economic growth. Weak economic conditions are characterized by deflation, fluctuations in debt and equity capital markets, a lack of liquidity and/or depressed prices in the secondary market for mortgage loans, increased delinquencies on mortgage, consumer and commercial loans, residential and commercial real estate price declines and lower home sales and commercial activity. The current economic environment is also characterized by interest rates at historically low levels, which impacts our ability to attract deposits and to generate attractive earnings through our investment portfolio. All of these factors are detrimental to our business, and the interplay between these factors can be complex and unpredictable. Our business is also significantly affected by monetary and related policies of the U.S. federal government and its agencies. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control. Adverse economic conditions and government policy responses to such conditions could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may not be able to adequately measure and limit our credit risk, which could lead to unexpected losses.
The business of lending is inherently risky, including risks that the principal of or interest on any loan will not be repaid timely or at all or that the value of any collateral supporting the loan will be insufficient to cover our outstanding exposure. These risks may be affected by the strength of the borrower’s business sector and local, regional and national market and economic conditions. Our risk management practices, such as monitoring the concentration of our loans within specific industries and our credit approval practices, may not adequately reduce credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. Finally, many of our loans are made to middle market businesses that may be less able to withstand competitive, economic and financial pressures than larger borrowers. A failure to effectively measure and limit the credit risk associated with our loan portfolio could have a material adverse effect on our business, financial condition, results of operations and future prospects.
Our allowance for loan losses may not be adequate to absorb losses inherent in our loan portfolio, which could have a material adverse effect on our financial condition and results of operations.
We maintain an allowance for loan losses to provide for nonperforming loans. Maintaining an adequate allowance for loan losses is critical to our financial results and condition. The level of our allowance for loan losses reflects management’s continuing evaluation of general economic conditions, diversification and seasoning of the loan portfolio, historic loss experience, identified credit problems, delinquency levels and adequacy of collateral. The determination of the appropriate level of the allowance for loan losses is inherently highly subjective and requires us to make significant estimates of and assumptions regarding current credit risks and future trends, all of which may undergo material changes.

Inaccurate management assumptions, continuing deterioration of economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require us to increase our allowance for loan losses. In addition, our regulators, as an integral part of their examination process, review our loans and the adequacy of our allowance for loan losses and may direct us to make additions to our allowance for loan losses based on their judgments about information available to them at the time of their examination. Further, if actual charge-offs in future periods exceed the amounts allocated to our allowance for loan losses, we may need additional provision for loan losses to restore the adequacy of our allowance for loan losses. If we are required to materially increase our level of allowance for loan losses for any reason, such increase could have a material adverse effect on our business, financial condition, results of operations and future prospects.
At December 31, 2013, our allowance for loan losses as a percentage of total loans was 1.33% and as a percentage of total non-accrual loans was 835.69%. Although we believe that our allowance for loan losses is adequate to cover known and probable incurred losses included in the portfolio, we cannot assure you that we will not further increase our allowance for loan losses or that our regulators will not require us to increase it. Either of these occurrences could adversely affect our earnings. If delinquencies and defaults increase, we could experience an increase in delinquencies and charge-offs and we may be required to increase our allowance for loan losses, which could materially adversely affect our business, financial condition, results of operations and prospects.
Our concentration of large loans to certain borrowers may increase our credit risk.
Our growth over the last several years has been partially attributable to our ability to originate and retain loans. Many of these loans have been made to a small number of borrowers, resulting in a high concentration of large loans to certain borrowers. We have established an informal, internal limit on loans to one borrower, principal or guarantor of $9.1 million. However, we may, under certain circumstances, consider going above this internal limit in situations where we are confident that (1) the loan to value ratio, other characteristics or the structure of the loan is such that it is a lower risk than standard, (2) we will be able to sell to another institution some portion of the relationship debt as either a whole loan or participation, (3) there is sufficient diversification in the ownership structure of the proposed borrowing entity that the involvement of one party to whom we have extended other debt will not significantly negatively impact the proposed loan’s performance in a downturn or (4) the proposed loan is secured by particularly strong collateral, for example, a commercial real estate loan secured by strong tenants with long-term leases, thereby reducing the reliance on the principals of the borrowing entity. As of December 31, 2013, our five largest relationships ranged from approximately $8.0 million to $14.0 million, and comprised in the aggregate, approximately 7% of our loan portfolio. In addition to other typical risks related to any loan, such as deterioration of the collateral securing the loans, this high concentration of borrowers presents a risk to our lending operations. If any of one of these borrowers becomes unable to repay their loan obligations for any reason, our nonperforming loans and our allowance for loan losses could increase significantly, which could adversely and materially affect our business, financial condition and results of operations.
Our commercial real estate loan, commercial loan and construction loan portfolios expose us to risks that may be greater than the risks related to our other mortgage loans.
Our loan portfolio includes non-owner-occupied commercial real estate loans for individuals and businesses for various purposes, which are secured by commercial properties, as well as real estate construction and development loans. As of December 31, 2013, our non-owner-occupied commercial real estate loans totaled $226.5 million, or 36% of our total loan portfolio. There were no nonperforming non-owner-occupied commercial real estate loans as of December 31, 2013. These loans typically involve repayment dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service. Commercial real estate loans may be affected to a greater extent than residential loans by adverse conditions in real estate markets or the economy because commercial real estate borrowers’ ability to repay their loans depends on successful development of their properties, in addition to the factors affecting residential real estate borrowers. These loans also involve greater risk because they generally are not fully amortizing over the loan period, but have a balloon payment due at maturity. A borrower’s ability to make a balloon payment typically will depend on being able to either refinance the loan or sell the underlying property in a timely manner.
These loans expose a lender to greater credit risk than loans secured by residential real estate because the collateral securing these loans typically cannot be liquidated as easily as residential real estate. If we foreclose on these loans, our holding period for the collateral typically is longer than for a 1 – 4 family residential property because there are fewer potential purchasers of the collateral. Additionally, non-owner-occupied commercial real estate loans generally involve relatively large balances to single borrowers or related groups of borrowers. Accordingly, charge-offs on non-owner-occupied commercial real estate loans may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios.
Commercial loans are typically based on the borrowers’ ability to repay the loans from the cash flow of their businesses. These loans may involve greater risk because the availability of funds to repay each loan depends substantially on the success of the business itself. In addition, the assets securing the loans have the following characteristics: (a) they depreciate over time, (b) they are difficult to appraise and liquidate, and (c) they fluctuate in value based on the success of the business.
Risk of loss on a construction loan depends largely upon whether our initial estimate of the property’s value at completion of construction equals or exceeds the cost of the property construction (including interest), the availability of permanent take-out financing and the builder’s ability to ultimately sell the property. During the construction phase, a number of factors can result in delays and cost overruns. If estimates of value are inaccurate or if actual construction costs exceed estimates, the value of the property securing the loan may be insufficient to ensure full repayment when completed through a permanent loan or by seizure of collateral.
Our underwriting, review and monitoring cannot eliminate all of the risks related to these loans. Unexpected deterioration in the credit quality of our commercial real estate loan, commercial loan or construction loan portfolios would require us to increase our provision for loan losses, which would reduce our profitability and could materially adversely affect our business, financial condition, results of operations and future prospects.
Lack of seasoning of our loan portfolio could increase risk of credit defaults in the future.
As a result of our growth over the past recent years, a large portion of loans in our loan portfolio and of our lending relationships are of relatively recent origin. As of December 31, 2013, we had $443.7 million in commercial loans outstanding. Approximately 75%, or $332 million, of these loans, were originated in the last four years. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as “seasoning.” As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. Because a large portion of our portfolio is relatively new, the current level of delinquencies and defaults may not represent the level that may prevail as the portfolio becomes more seasoned and may not serve as a reliable basis for predicting the health and nature of our loan portfolio, including net charge-offs and the ratio of nonperforming assets in the future. Our limited experience with these loans does not provide us with a significant payment history pattern with which to judge future collectability. As a result, it may be difficult to predict the future performance of our loan portfolio. If delinquencies and defaults increase, we could experience an increase in delinquencies and charge-offs and we may be required to increase our allowance for loan losses, which could materially adversely affect our business, financial condition, results of operations and prospects.
A prolonged downturn in the real estate market could result in losses and adversely affect our profitability.
As of December 31, 2013, approximately 85% of our loan portfolio was composed of commercial and consumer real estate loans. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. The recent recession has adversely affected real estate market values across the country, and values may continue to decline. A further decline in real estate values could further impair the value of our collateral and our ability to sell the collateral upon any foreclosure, which would likely require us to increase our provision for loan losses. In the event of a default with respect to any of these loans, the amounts we receive upon sale of the collateral may be insufficient to recover the outstanding principal and interest on the loan. If we are required to re-value the collateral securing a loan to satisfy the debt during a period of reduced real estate values or to increase our allowance for loan losses, our profitability could be adversely affected, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We are subject to interest rate risk that could negatively impact our profitability.
Our profitability, like that of most financial institutions, depends to a large extent on our net interest income, which is the difference between our interest income on interest-earning assets, such as loans and investment securities, and our interest expense on interest-bearing liabilities, such as deposits and borrowings. Our interest sensitivity profile was liability sensitive as of December 31, 2013, meaning that we estimate our net interest income would decrease more from rising interest rates than from falling interest rates.
Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the U.S. Federal Reserve Board, or the Federal Reserve, or the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the interest we pay on deposits and borrowings, but such changes could also affect our ability to originate loans and obtain deposits, the fair value of our financial assets and liabilities, and the average duration of our assets. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our net interest income, and therefore net income, could be adversely affected. While there is a low probability that interest rates will decline materially from current levels, a continuation of the current levels of historically low interest rates could cause the spread between our loan yields and our deposit rates paid to compress our net interest margin and our net income could be adversely affected. Further, any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our business, financial condition, results of operations and future prospects.
In addition, an increase in interest rates could also have a negative impact on our results of operations by reducing the ability of borrowers to repay their current loan obligations. These circumstances could not only result in increased loan defaults, foreclosures and charge-offs, but also necessitate further increases to our allowance for loan losses, each of which could have a material adverse effect on our business, results of operations, financial condition and future prospects.
Our business is concentrated in Fairfield County, Connecticut, and we are more sensitive than our more geographically diversified competitors to adverse changes in the local economy.
We conduct substantially all of our operations in Fairfield County, Connecticut. Substantially all of the real estate loans in our loan portfolio are secured by properties located in Fairfield County and a smaller number in the New York metropolitan area. In addition, as of December 31, 2013, approximately 92% of the loans in our loan portfolio (measured by dollar amount) were made to borrowers who live or conduct business in the New York metropolitan area. We compete against a number of financial institutions who maintain significant operations located outside of the New York metropolitan area and outside the State of Connecticut. Accordingly, any regional or local economic downturn, or natural or man-made disaster, that affects Connecticut or the New York metropolitan area or existing or prospective property or borrowers in Connecticut or the New York metropolitan area may affect us and our profitability more significantly and more adversely than our more geographically diversified competitors, which could cause a material adverse effect on our business, financial condition, results of operations and prospects.
Strong competition within our market area could reduce our profits and slow growth.
Competition in the financial services industry in our market and the surrounding area is strong. Numerous commercial banks, savings banks and savings associations maintain offices or are headquartered in or near our primary market area. Commercial banks, savings banks, savings associations, money market funds, mortgage brokers, finance companies, credit unions, insurance companies, investment firms and private lenders compete with us for various segments of our business. These competitors often have far greater resources than we do and are able to conduct more intensive and broader based promotional efforts to reach both commercial and individual customers.
Our ability to compete successfully will depend on a number of factors, including, among other things:
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  our ability to build and maintain long-term customer relationships while ensuring high ethical standards and safe and sound banking practices;
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  the scope, relevance and pricing of products and services that we offer;
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  customer satisfaction with our products and personalized services;
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  industry and general economic trends; and
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  our ability to keep pace with technological advances and to invest in new technology.
Increased competition could require us to increase the rates we pay on deposits or lower the rates we offer on loans, which could reduce our profitability. We derive a majority of our business from our primary market area, of Fairfield County, Connecticut, which includes the Town of New Canaan and the neighboring communities of the Town of Wilton and the City of Stamford and the Town of Fairfield and the neighboring communities of Easton, Weston and Westport. Our failure to compete effectively in our primary market could cause us to lose market share and could have a material adverse effect on our business, financial condition, results of operations and future prospects.
We are a community bank and our ability to maintain our reputation is critical to the success of our business.
We are a community bank, and our reputation is one of the most valuable components of our business. In September 2013, following the merger of The Bank of Fairfield into The Bank of New Canaan, we combined these brands as well as Stamford First Bank under one single name, Bankwell Bank. Although we believe that operating under a single name will help us to achieve operational efficiencies, strengthen our brand and grow our institution, there can be no assurance that this brand change will be successful or that integration of the banks will not compromise customer confidence or provide marketing opportunities for our competitors. We strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and associates. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results may be materially adversely affected.
We may not be able to execute our management team’s growth strategy.
As part of our management team’s growth strategy, we intend to use a portion of the net proceeds from this initial public offering to pursue a business plan focused on the development and growth of our franchise in our existing market and surrounding areas. In addition to pursuing organic growth, a significant element of our management team’s strategy will be to acquire other branches, whole financial institutions or related lines of business. Subject to regulatory approvals and other closing conditions, we anticipate consummating the acquisition of Quinnipiac in the third quarter of 2014. We intend to actively seek potential acquisition opportunities following the completion of this offering. There are numerous risks that may make it difficult for us to execute this growth strategy and we cannot assure you that we will be successful in executing any part of our management team’s strategy or that we will be able to maintain our historical rate of growth. Challenges we will face include obtaining regulatory approvals with respect to acquisitions, assuring that we will not become subject to regulatory actions in the future that could restrict our growth, identifying appropriate targets for acquisitions, negotiating acquisitions on terms that are acceptable to us, and encountering competition for acquisitions from financial institutions and other entities with similar business strategies that have greater financial resources, relevant experience and more personnel than us. Accordingly, there can be no assurance that we will be successful in completing future acquisitions at all or on terms that are acceptable to us. Our ability to grow will be limited if we are unable to successfully make acquisitions in the future.

Some institutions we may acquire may have distressed assets and there can be no assurance that we would be able to realize the value we predict from these assets or that we would make sufficient provision for future losses in the value of, or accurately estimate the future write-downs taken in respect of, these assets.
The decline in home prices in many markets across the United States and weakening general economic conditions may result in increases in delinquencies and losses in the loan portfolios and other assets of financial institutions that we may acquire in amounts that exceed our initial forecasts developed during the due diligence investigation prior to acquiring those institutions. In addition, the allowance for loan losses of institutions we may acquire may prove inadequate or be negatively affected, and asset values may be impaired, in the future due to factors we cannot predict, including significant deterioration in economic conditions and further declines in collateral values and credit quality indicators. Any of these events could adversely affect the financial condition, liquidity, capital position and value of any institutions that we acquire and of the bank as a whole.
We may not be able to overcome the integration and other risks associated with acquisitions, which could adversely affect our growth and profitability.
We may from time to time consider acquisition opportunities that we believe complement our activities and have the ability to enhance our profitability. Our acquisition activities could be material to our business and involve a number of risks, including the following:
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  incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in our attention being diverted from the operation of our existing business;
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  using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;
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  intense competition from other banking organizations and other inquirers for acquisitions;
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  potential exposure to unknown or contingent liabilities of banks and businesses we acquire;
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  the time and expense required to integrate the operations and personnel of the combined businesses;
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  experiencing higher operating expenses relative to operating income from the new operations;
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  creating an adverse short-term effect on our results of operations;
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  losing key employees and customers as a result of an acquisition that is poorly received;
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  significant problems relating to the conversion of the financial and customer data of the entity;
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  inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the acquisition;
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  diversion of our management’s attention and resources;
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  integration of acquired customers into our financial and customer product systems; or
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  risks of impairment to goodwill or other than temporary impairment.
Depending on the condition of any institution or assets or liabilities that we may acquire, that acquisition may, at least in the near term, adversely affect our capital and earnings and, if not successfully integrated with our organization, may continue to have such effects over a longer period. We may not be successful in overcoming these risks or any other problems encountered in connection with pending or potential acquisitions, and any acquisition we may consider will be subject to prior regulatory approval. Our inability to overcome these risks could have an adverse effect on our profitability, return on equity and return on assets, our ability to implement our business strategy and enhance shareholder value, which, in turn, could have a material adverse effect on our business, financial condition, results of operations and prospects. Further, if we experience difficulties with the integration process, the anticipated benefits of the investment or acquisition transaction may not be realized fully or at all or may take longer to realize than expected. Additionally, we may be unable to recognize synergies, operating efficiencies and/or expected benefits within expected timeframes or at all, or within expected cost projections.
As a result of an investment or acquisition transaction, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition and results of operations, which could cause you to lose some or all of your investment.
We must conduct due diligence investigations of target institutions we intend to acquire. Intensive due diligence is time consuming and expensive due to the operations, accounting, finance and legal professionals who must be involved in the due diligence process. Even if we conduct extensive due diligence on a target institution with which we combine, this diligence may not reveal all material issues that may affect a particular target institution, and factors outside the control of the target institution and outside of our control may later arise. If, during our diligence process, we fail to identify issues specific to a target institution or the environment in which the target institution operates, we may be forced to later write down or write off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. These charges may also occur if we are not successful in integrating and managing the operations of the target institution with which we combine. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming preexisting debt held by a target institution or by virtue of our obtaining debt financing.
We may not realize all of the anticipated benefits of the acquisition of The Wilton Bank.
We acquired The Wilton Bank on November 5, 2013, and we will need to successfully combine and integrate the operations of The Wilton Bank into our existing operations in order to fully realize the benefits of this acquisition. The combination and integration of separate businesses is a complex, costly and time-consuming process. As a result, we will be required to devote significant management attention and resources to integrating the business and operations of The Wilton Bank into our existing business, which may divert the attention of our executive officers and management from day-to-day operations. If the integration of The Wilton Bank into our existing operations is not implemented effectively, we may not realize all of the expected benefits of the transaction. If we fail to meet the challenges involved in integrating successfully the operations of The Wilton Bank into our existing business or otherwise fail to realize any of the anticipated benefits of the transaction we could experience an interruption of, or a loss of momentum in, our business activities, which could harm our results of operations. In addition, in integrating The Wilton Bank into our existing operations, we may experience unanticipated problems, expenses, liabilities, competitive responses, loss of client relationships, and diversion of management’s attention.
Even if the operations of The Wilton Bank are integrated successfully into our business, we may not fully realize the expected benefits of the transaction, including the synergies, cost savings, or growth opportunities. These benefits may not be achieved within the anticipated time frame, or at all. As a result, we cannot assure you that the acquisition of The Wilton Bank will result in the realization of the full benefits anticipated from the transaction.
Resources could be expended in considering or evaluating potential acquisitions that are not consummated, which could materially and adversely affect subsequent attempts to locate and acquire or merge with another business.
We anticipate that the process of identifying and investigating institutions for potential acquisitions and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to complete a specific acquisition transaction, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, even if an agreement is reached relating to a specific target institution, we may fail to consummate the transaction for any number of reasons, including those beyond our control. Any such event will result in a loss to us of the related costs incurred, which could materially and adversely affect subsequent attempts to locate and acquire or merge with another institution.

Our lending limit may restrict our growth and prevent us from effectively implementing our business strategy.
We are limited in the amount we can loan to a single borrower by the amount of our capital. Under Connecticut banking law, the total direct or indirect liabilities of any one obligor that are not fully secured, however incurred, to any Connecticut bank, exclusive of such bank’s investment in the investment securities of such obligor, shall not exceed at the time incurred 15% of the equity capital and reserves for loan and lease losses of such bank. The total direct or indirect liabilities of any one obligor that are fully secured, however incurred, to any Connecticut bank, exclusive of such bank’s investment in the investment securities of such obligor, shall not exceed at the time incurred 10% of the equity capital and reserves for loan and lease losses of such bank, provided this limitation shall be separate from and in addition to the limitation on liabilities that are not fully secured. We have also established an informal, internal limit on loans to one borrower of $9.1 million. Based upon our current capital levels and our informal, internal limit on loans, the amount we may lend both in the aggregate and to any one borrower is significantly less than that of many of our competitors and may discourage potential borrowers who have credit needs in excess of our lending limit from doing business with us. We accommodate larger loans by selling participations in those loans to other financial institutions, but this strategy may not always be available. If we are unable to compete effectively for loans from our target customers, we may not be able to effectively implement our business strategy, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.
Regulatory changes allowing the payment of interest on commercial accounts may negatively affect our deposits and our net interest income.
Our noninterest-bearing commercial accounts lower our cost of funds. One of the changes imposed by The Dodd-Frank Act permits the payment of interest on such accounts, which was previously prohibited. If we determine to make available interest-bearing commercial accounts, this will increase our interest expense and our cost of funds and, as a result, decrease our net interest income which would adversely impact our results of operations.
We are dependent on our executive management team and other key employees and we could be adversely affected by the unexpected loss of their services.
We are led by an experienced core management team with substantial experience in the market that we serve, and our operating strategy focuses on providing products and services through long-term relationship managers. Accordingly, our success depends in large part on the performance of our key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business plan may be lengthy. In particular, we believe that retaining the services and skills of our management team, including Ms. Patterson, Ms. DeWyngaert, Ms. Brathwaite and Mr. Verrico is important to our success. The unexpected loss of services of any of these or other key personnel could have an adverse impact on us because of their skills, knowledge of our market, years of industry experience and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, which could cause a material adverse effect on our business, financial condition, results of operations and prospects.
The fair value of our investment securities can fluctuate due to factors outside of our control.
As of December 31, 2013, the fair value of our investment securities portfolio was approximately $42.4 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, and changes in market interest rates and continued instability in the capital markets. Any of these factors, among others, could cause other-than-temporary impairments and realized and/or unrealized losses in future periods and declines in other comprehensive income, which could materially and adversely affect our business, results of operations, financial condition and prospects. The process for determining whether impairment of a security is other-than-temporary usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security.

We may be required to repurchase mortgage loans or indemnify buyers against losses in some circumstances, which could harm liquidity, results of operations and financial condition.
When mortgage loans are sold, whether as whole loans or pursuant to a securitization, we are required to make customary representations and warranties to purchasers, guarantors and insurers, including government-sponsored entities, about the mortgage loans and the manner in which they were originated. Whole loan sale agreements require us to repurchase or substitute mortgage loans, or indemnify buyers against losses, in the event we breach these representations or warranties. In addition, we may be required to repurchase mortgage loans as a result of early payment default of the borrower on a mortgage loan. If repurchase and indemnity demands increase and such demands are valid claims and are in excess of our provision for potential losses, our liquidity, results of operations and financial condition may be adversely affected.
Our financial results depend on management’s selection of accounting methods and certain assumptions and estimates.
Our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with Accounting Principles Generally Accepted in the United States, or GAAP, and with general practices within the financial services industry. The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of related revenues and expenses. Certain accounting policies inherently are based to a greater extent on estimates, assumptions and judgments of management and, as such, have a greater possibility of producing results that could be materially different than originally reported. They require management to make subjective or complex judgments, estimates or assumptions, and changes in those estimates or assumptions could have a significant impact on our consolidated financial statements. These critical accounting policies include the allowance for loan losses, accounting for income taxes, the determination of fair value for financial instruments and accounting for stock-based compensation. Because of the uncertainty of estimates involved in these matters, we may be required to significantly increase the allowance for loan losses or sustain loan losses that are significantly higher than the reserve provided, significantly increase our accrued tax liability or otherwise incur charges that could have a material adverse effect on our business, financial condition, results of operations and future prospects.
We may be adversely affected by the soundness of other financial institutions.
Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including broker-dealers, commercial banks, investment banks, and other financial intermediaries. Further, our private banking channel relies on relationships with a number of other financial institutions for referrals. As a result, declines in the financial condition of, or even rumors or questions about, one or more financial institutions, financial service companies or the financial services industry generally, may lead to market-wide liquidity, asset quality or other problems and could lead to losses or defaults by us or by other institutions. These problems, losses or defaults could have a material adverse effect on our business, financial condition, results of operations and future prospects.
We rely on third parties to provide key components of our business infrastructure, and failure of these parties to perform for any reason could disrupt our operations.
Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We face various technological risks that could adversely affect our business.
We rely on communication and information systems to conduct business. Potential failures, interruptions or breaches in system security could result in disruptions or failures in our key systems, such as general ledger, deposit or loan systems. The risk of electronic fraudulent activity within the financial services industry, especially in the commercial banking sector due to cyber criminals targeting bank accounts and other customer information is on the rise. We have developed policies and procedures aimed at preventing and limiting the effect of failure, interruption or security breaches, including cyber-attacks of information systems; however, there can be no assurance that these incidences will not occur, or if they do occur, that they will be appropriately addressed. The occurrence of any failures, interruptions or security breaches, including cyber-attacks of our information systems could damage our reputation, result in the loss of business, subject us to increased regulatory scrutiny or subject us to civil litigation and possible financial liability, any of which could have an adverse effect on our results of operation and financial condition.
We are subject to losses due to fraudulent and negligent acts on the part of loan applicants, our borrowers, other vendors and our employees.
When we originate mortgage loans, we rely heavily upon information supplied by third parties, including the information contained in the loan application, property appraisal, title information and employment and income documentation. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected. Whether a misrepresentation is made by the loan applicant, the borrower, another third party or one of our employees, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsaleable or subject to repurchase if it is sold prior to detection of the misrepresentation, and the persons and entities involved are often difficult to locate and it is often difficult to collect any monetary losses that we have suffered from them. We have controls and processes designed to help us identify misrepresented information in our loan origination operations. We cannot assure you, however, that we have detected or will detect all misrepresented information in our loan originations.
Unauthorized access, cyber-crime and other threats to data security may require significant resources, harm our reputation, and adversely affect our business.
We necessarily collect, use and hold personal and financial information concerning individuals and businesses with which we have a banking relationship. Threats to data security, including unauthorized access, and cyber-attacks, rapidly emerge and change, exposing us to additional costs for protection or remediation and competing time constraints to secure our data in accordance with customer expectations and statutory and regulatory privacy and other requirements. It is difficult or impossible to defend against every risk being posed by changing technologies, as well as criminal intent on committing cyber-crime. Increasing sophistication of cyber-criminals and terrorists make keeping up with new threats difficult and could result in a breach. Controls employed by our information technology department and our other employees and vendors could prove inadequate. We could also experience a breach due to intentional or negligent conduct on the part of employees or other internal sources, software bugs or other technical malfunctions, or other causes. As a result of any of these threats, our customer accounts may become vulnerable to account takeover schemes or cyber-fraud. Our systems and those of our third-party vendors may also become vulnerable to damage or disruption due to circumstances beyond our or their control, such as from catastrophic events, power anomalies or outages, natural disasters, network failures, and viruses and malware.
A breach of our security that results in unauthorized access to our data could expose us to a disruption or challenges relating to our daily operations as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs, and reputational damage, any of which could have a material adverse effect on our business, results of operations, financial condition and future prospects.

We are subject to environmental liability risk associated with our lending activities.
In the course of our business, we may purchase real estate, or we may foreclose on and take title to real estate. As a result, we could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. Any significant environmental liabilities could cause a material adverse effect on our business, financial condition, results of operations and future prospects.
Risks Applicable to the Regulation of our Industry
We operate in a highly regulated environment, which could have a material and adverse impact on our operations and activities, financial condition, results of operations, growth plans and future prospects.
Banking is highly regulated under federal and state law. We are subject to extensive regulation and supervision that governs almost all aspects of our operations. As a registered bank holding company, we are subject to supervision, regulation and examination by the Federal Reserve. As a commercial bank chartered under the laws of Connecticut, the Bank is subject to supervision, regulation and examination by the State of Connecticut Department of Banking and the FDIC.
The primary goals of the bank regulatory system are to maintain a safe and sound banking system and to facilitate the conduct of sound monetary policy. This system is intended primarily for the protection of the FDIC’s Deposit Insurance Fund and bank depositors, rather than our shareholders and creditors. The banking agencies have broad enforcement power over bank holding companies and banks, including the authority, among other things, to enjoin “unsafe or unsound” practices, require affirmative action to correct any violation or practice, issue administrative orders that can be judicially enforced, direct increases in capital, direct the sale of subsidiaries or other assets, limit dividends and distributions, restrict growth, assess civil monetary penalties, remove officers and directors, and, with respect to banks, terminate our charter, terminate our deposit insurance or place the Bank into conservatorship or receivership. In general, these enforcement actions may be initiated for violations of laws and regulations or unsafe or unsound practices.
Compliance with the myriad laws and regulations applicable to our organization can be difficult and costly. In addition, these laws, regulations and policies are subject to continual review by governmental authorities, and changes to these laws, regulations and policies, including changes in interpretation or implementation of these laws, regulations and policies, could affect us in substantial and unpredictable ways and often impose additional compliance costs. Further, any new laws, rules and regulations, such as the Dodd-Frank Act, could make compliance more difficult or expensive. All of these laws and regulations, and the supervisory framework applicable to our industry, could have a material adverse impact on our operations and activities, financial condition, results of operations, growth plans and future prospects.
Federal and state regulators periodically examine our business and we may be required to remediate adverse examination findings.
The Federal Reserve, the FDIC and the Connecticut Department of Banking periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a regulatory agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil monetary penalties against our officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory action against us could have a material adverse effect on our business, results of operations, financial condition and future prospects.
The Bank’s FDIC deposit insurance premiums and assessments may increase.
The deposits of the Bank are insured by the FDIC up to legal limits and, consequently, subject it to the payment of FDIC deposit insurance assessments. The Bank’s regular assessments are determined by its risk classification, which is based on its regulatory capital levels and the level of supervisory concern that it poses. The Deposit Insurance Fund has been put under significant pressure as a result of the financial crisis that began in 2008. The FDIC increased deposit insurance assessment rates and charged a special assessment to all FDIC-insured financial institutions, in order to maintain a strong funding position and restore the reserve ratios of the Deposit Insurance Fund. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could materially and adversely affect our business, financial condition, results of operations and prospects.
New capital rules that were recently issued generally require insured depository institutions and their holding companies to hold more capital. The impact of the new rules on our financial condition and operations is uncertain but could be materially adverse.
On July 2, 2013, the Federal Reserve adopted a final rule for the Basel III capital framework and, on July 9, 2013, the OCC also adopted a final rule and the FDIC adopted the same provisions in the form of an “interim final rule.” These rules substantially amend the regulatory risk-based capital rules applicable to us. The rules phase in over time beginning in 2015 and will become fully effective in 2019. The rules apply to the Company as well as the Bank.
The final rules increase capital requirements and generally include two new capital measurements that will affect us, a risk-based common equity Tier 1 ratio and a capital conservation buffer. Common Equity Tier 1 (CET1) capital is a subset of Tier 1 capital and is limited to common equity (plus related surplus), retained earnings, accumulated other comprehensive income and certain other items. Other instruments that have historically qualified for Tier 1 treatment, including non-cumulative perpetual preferred stock, are consigned to a category known as Additional Tier 1 capital and must be phased out over a period of nine years beginning in 2014. The rules permit bank holding companies with less than $15 billion in assets (such as us) to continue to include trust preferred securities and non-cumulative perpetual preferred stock issued before May 19, 2010 in Tier 1 capital, but not CET1. Tier 2 capital consists of instruments that have historically been placed in Tier 2, as well as cumulative perpetual preferred stock.
The final rules adjust all three categories of capital by requiring new deductions from and adjustments to capital that will result in more stringent capital requirements and may require changes in the ways we do business. Among other things, the current rule on the deduction of mortgage servicing assets from Tier 1 capital has been revised in ways that are likely to require a greater deduction than we currently make and that will require the deduction to be made from CET1. This deduction phases in over a three-year period from 2015 through 2017. We closely monitor our mortgage servicing assets, and we expect to maintain our mortgage servicing asset at levels below the deduction thresholds by a combination of sales of portions of these assets from time to time either on a flowing basis as we originate mortgages or through bulk sale transactions. Additionally, any gains on sale from mortgage loans sold into securitizations must be deducted in full from CET1. This requirement phases in over three years from 2015 through 2017. Under the earlier rule and through 2014, no deduction is required.
Beginning in 2015, our minimum capital requirements will be (i) a CET1 ratio of 4.5%, (ii) a Tier 1 capital (CET1 plus Additional Tier 1 capital) of 6% (up from 4%) and (iii) a total capital ratio of 8% (the current requirement). Our leverage ratio requirement will remain at the 4% level now required. Beginning in 2016, a capital conservation buffer will phase in over three years, ultimately resulting in a requirement of 2.5% on top of the CET1, Tier 1 and total capital requirements, resulting in a required CET1 ratio of 7%, a Tier 1 ratio of 8.5%, and a total capital ratio of 10.5%. Failure to satisfy any of these three capital requirements will result in limits on paying dividends, engaging in share repurchases and paying discretionary bonuses. These limitations will establish a maximum percentage of eligible retained income that could be utilized for such actions. While the final rules will result in higher regulatory capital standards, it is difficult at this time to predict when or how any new standards will ultimately be applied to us.
In addition to the higher required capital ratios and the new deductions and adjustments, the final rules increase the risk weights for certain assets, meaning that we will have to hold more capital against these assets. For example, commercial real estate loans that do not meet certain new underwriting requirements must be risk-weighted at 150%, rather than the current 100%. There are also new risk weights for unsettled transactions and derivatives. We also will be required to hold capital against short-term commitments that are not unconditionally cancelable; currently, there are no capital requirements for these off-balance sheet assets. All changes to the risk weights take effect in full in 2015.
In addition, in the current economic and regulatory environment, bank regulators may impose capital requirements that are more stringent than those required by applicable existing regulations. The application of more stringent capital requirements for us could, among other things, result in lower returns on equity, require the raising of additional capital, and result in regulatory actions if we were to be unable to comply with such requirements. Implementation of changes to asset risk weightings for risk-based capital calculations, items included or deducted in calculating regulatory capital or additional capital conservation buffers, could result in management modifying our business strategy and could limit our ability to make distributions, including paying dividends or buying back our shares.
The federal banking agencies have proposed new liquidity standards that could result in our having to lengthen the term of our funding, restructure our business lines by forcing us to seek new sources of liquidity for them, and/or increase our holdings of liquid assets.
As part of the Basel III capital process, the Basel Committee on Banking Supervision has finalized a new liquidity standard, a liquidity coverage ratio, which requires a banking organization to hold sufficient “high quality liquid assets” to meet liquidity needs for a 30 calendar day liquidity stress scenario. A net stable funding ratio, which imposes a similar requirement over a one-year period, is under consideration. The U.S. banking regulators have proposed a liquidity coverage ratio for systemically important banks. Although the proposal would not apply directly to us, the substance of the proposal may inform the regulators’ assessment of our liquidity. We could be required to reduce our holdings of illiquid assets, which may adversely affect our results and financial condition.
The Bank may become subject to further reporting requirements under FDIC regulations.
We will be subject to further reporting requirements under the rules of the FDIC for the fiscal year in which the Bank’s total assets exceed $1.0 billion, including a requirement for management to prepare a report that contains an assessment by management of the Bank’s effectiveness of internal control structure and procedures for financial reporting as of the end of such fiscal year. In addition, we will be required to obtain an independent public accountant’s attestation report concerning its internal control structure over financial reporting. The rules for management to assess the Bank’s internal controls over financial reporting are complex, and require significant documentation, testing and possible remediation. The effort to comply with regulatory requirements relating to internal controls will likely cause us to incur increased expenses and will cause a diversion of management’s time and other internal resources. If the Bank cannot favorably assess the effectiveness of its internal controls over financial reporting, or if its independent registered public accounting firm is unable to provide an unqualified attestation report on the Bank’s internal controls, the price of our common stock as well as investor confidence could be adversely affected and we may be subject to additional regulatory scrutiny.
We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act, or CRA, and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.
Various laws impose nondiscriminatory lending requirements on financial institutions, including the CRA, the Equal Credit Opportunity Act and the Fair Housing Act. A successful regulatory challenge to an institution’s performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition, results of operations and prospects.
We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.
Financial institutions are required to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate under The Bank Secrecy Act, The USA PATRIOT ACT of 2001 and certain other laws and regulations. Significant civil penalties can be assessed by a variety of regulators and governmental agencies for violations of these laws and regulations. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could materially and adversely affect our business, financial condition, results of operations and prospects.
Risks Related to Investing in Our Capital Stock
An active, liquid market for our common stock may not develop or be sustained following this offering.
Prior to this offering, the market for our common stock has been illiquid and the stock did not trade frequently. We anticipate that our common stock will be approved for listing on Nasdaq, but we may be unable to meet continued listing standards. In addition, an active, liquid trading market for our common stock may not develop or be sustained following this offering. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace and independent decisions of willing buyers and sellers of our common stock, over which we have no control. Without an active, liquid trading market for our common stock, shareholders may not be able to sell their shares at the volume, prices and times desired. Moreover, the lack of an established market could materially and adversely affect the value of our common stock.
An active trading market for the Series C preferred stock may not develop or be maintained.
The Series C preferred stock is not currently listed on any security exchange or available for quotation on any national quotation system. We will use reasonable best efforts to list, or make available for quotation, the Series C preferred stock in the future. An active trading market for the Series C preferred stock may not develop, or if developed, may not be maintained. If an active market does not develop and is not maintained, the market value and liquidity of the Series C preferred stock may be materially and adversely affected.
The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.
The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may impact the market price and trading volume of our common stock, including, without limitation:
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  actual or anticipated fluctuations in our operating results, financial condition or asset quality;
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  changes in economic or business conditions;
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  the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;
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  publication of research reports about us, our competitors, or the financial services industry generally, or changes in, or failure to meet, securities analysts’ estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

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  operating and stock price performance of companies that investors deemed comparable to us;
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  future issuances of our common stock or other securities;
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  additions or departures of key personnel;
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  proposed or adopted changes in laws, regulations or policies affecting us;
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  perceptions in the marketplace regarding our competitors and/or us;
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  significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;
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  other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services; and
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  other news, announcements or disclosures (whether by us or others) related to us, our competitors, our core market or the financial services industry.
The stock market and, in particular, the market for financial institution stocks, have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.
The market price of our common stock could decline significantly due to actual or anticipated issuances or sales of our securities in the future.
Actual or anticipated issuances or sales of substantial amounts of our common stock following this offering could cause the market price of our common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by shareholders prior to such issuance. All                 of the shares of common stock sold in this offering (or                 shares if the underwriters exercise in full their option) will be freely tradable, except that any shares purchased by our “affiliates” (as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act) may be resold only in compliance with the limitations described under “Shares Eligible For Future Sale.” The remaining           outstanding shares of our common stock will be deemed to be “restricted securities” as that term is defined in Rule 144, and may be resold in the U.S. only if they are registered for resale under the Securities Act or an exemption, such as Rule 144, is available.
We also intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of approximately 584,614 shares of common stock issued or reserved for future issuance under our stock incentive plan. We may issue all of these shares without any action or approval by our shareholders, and these shares, once issued (including upon exercise of outstanding options), will be available for sale into the public market, subject to the restrictions described above, if applicable, for affiliate holders.
We have significant investors whose individual interests may differ from yours.
In the third quarter of 2013, we completed a private placement of our common stock to the Institutional Investor. As a result of this private placement, a significant portion, approximately 9.7%, of our outstanding equity is currently held by the Institutional Investor. In addition, we granted the Institutional Investor a preemptive right to participate in any private or public offering of shares of our common stock by us, including this offering, until September 30, 2016. We intend to provide the Institutional Investor with notice of its ability to exercise its preemptive rights in connection with this offering in accordance with the relevant agreement. The exercise by the Institutional Investor of their preemptive right may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our stock that they may desire to purchase. The interests of these funds could conflict with the interests of our other shareholders, including you, and any future transfer by these funds of their shares of common stock to other investors who have different business objectives could have a material adverse effect on our business, results of operations, financial condition, future prospects and the market value of our common stock.
Our current management and board of directors have significant control over our business.
As of March 17, 2014, our directors and executive officers beneficially owned an aggregate of 1,899,409 shares, or approximately 49%, of our issued and outstanding shares of voting stock. Following the closing of this offering, our directors and executive officers will beneficially own approximately    % of our outstanding common stock. Consequently, our directors and executive officers, acting together, may be able to significantly affect the outcome of the election of directors and the potential outcome of other matters submitted to a vote of our shareholders, such as mergers, the sale of substantially all of our assets and other extraordinary corporate matters. The interests of these insiders could conflict with the interest of our shareholders, including you.
We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our gross revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt in a three year period, or if the market value of our common stock held by non-affiliates exceeds $700.0 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions, or if we choose to rely on additional exemptions in the future. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
Investors in this offering will experience immediate and substantial dilution in the tangible book value of their investment in our common stock.
We expect the public offering price of our common stock in this offering to be higher than the tangible book value per share of our common stock immediately following this offering. Therefore, if you purchase shares in the offering, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. The dilution as a result of the offering will be $          per share, based on the initial offering price of $          per share, and our pro forma net tangible book value of $          per share as of December 31, 2013. Accordingly, if we were liquidated at our pro forma net tangible book value, you would not receive the full amount of your investment.
Securities analysts may not initiate or continue coverage on our common stock, which could adversely affect the market for our common stock.
The trading market for our common stock will depend in part on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may not cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect its market price. If we are covered by securities analysts, and our common stock is the subject of an unfavorable report, the price of our common stock may decline. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline.
We have broad discretion to use the proceeds to us of this offering and our use of those proceeds may not yield a favorable return on your investment.
We have broad discretion in applying the net proceeds we receive from the offering. We expect to use the net proceeds to us of this offering for general corporate purposes, which may include, among other things, funding loans and purchasing investment securities through our bank subsidiary. We may also use the net proceeds to fund acquisition opportunities, including the proposed acquisition of Quinnipiac. Our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. In addition, we may not use the net proceeds to us from this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the net proceeds to us, and we cannot predict how long it will take to deploy these proceeds. Investing the net proceeds to us in securities until we are able to deploy these proceeds will provide lower yields than we generally earn on loans, which may have an adverse effect on our profitability.
The rights of holders of our common stock are subordinate to the rights of the holders of our Series C preferred stock and any debt securities that we may issue and may be subordinate to the holders of any other class of preferred stock that we may issue in the future.
In August 2011, we issued 10,980 shares of our Series C preferred stock to the U.S. Treasury in connection with our participation in the Small Business Lending Fund program. These shares have rights that are senior to our common stock. Holders of the Series C preferred stock are entitled to receive non-cumulative dividends, payable quarterly, on each January 1, April 1, July 1 and October 1. The dividend rate is fixed at 1%. After four and one half years from issuance, the dividend rate will increase to 9%.
We must make payments on the preferred stock as described in the paragraph above before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the Series C preferred stock must be satisfied in full before any distributions can be made to the holders of our common stock. Our board of directors has the authority to issue debt securities or an aggregate of up to 83,983 shares of preferred stock, and to determine the terms of each issue of preferred stock, without shareholder approval. Accordingly, you should assume that any shares of preferred stock that we may issue in the future will also be senior to our common stock. Because our decision to issue debt or equity securities or incur other borrowings in the future will depend on market conditions and other factors beyond our control, the amount, timing, nature or success of our future capital raising efforts is uncertain. Thus, common shareholders bear the risk that our future issuances of debt or equity securities or our incurrence of other borrowings will negatively affect the market price of our common stock.
Holders of Series C preferred stock have limited voting rights.
The holders of Series C preferred stock will have no voting rights except with respect to certain fundamental changes in the terms of the Series C preferred stock and certain other matters and as may be required by applicable law. If dividends on the Series C preferred stock are not paid in full for five quarterly dividend periods, whether or not consecutive, the holders of the Series C preferred stock will have the right to appoint a non-voting observer on our board of directors. Further, if dividends are not paid in full for six quarterly dividend periods, whether or not consecutive, the total number of positions on our board of directors will automatically increase by two and the holders of the Series C preferred stock, acting as a class, will have the right to elect two individuals to serve in the new director positions. These rights and the terms of such directors will end when we have paid in full all accrued and unpaid dividends and paid dividends for at least four consecutive dividend periods.
We do not intend, and face regulatory restrictions on our ability, to pay dividends on shares of our common stock in the foreseeable future.
We have not paid any dividends on our common stock since inception, and we do not intend to pay dividends for the foreseeable future. Instead, we anticipate that all of our future earnings will be used for working capital, to support our operations and to finance the growth and development of our business. In addition, we are subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. For example, our ability to pay cash dividends is limited by Federal Reserve Board policy, our capital position and the ability of the Bank to pay cash dividends to us. Connecticut law prohibits the Bank from paying cash dividends except from retained net profits, as defined by statute, for the past two full years and that portion of the current year. In addition, under the SBLF, we are subject to restrictions on the payment of dividends. Finally, because the Bank is our only material asset, our ability to pay dividends to our shareholders depends on our receipt of dividends from the Bank, which is also subject to restrictions on dividends as a result of banking laws, regulations and policies. Accordingly, shares of common stock should not be purchased by persons who need or desire dividend income from their investment.
The Series C preferred stock is subject to various prohibitions and other restrictions on our payment of dividends.
Our ability to pay dividends on the Series C preferred stock is restricted by Federal Reserve Board supervisory policies and guidance. Dividends may not be paid if historical or projected earnings are not sufficient.
Our board of directors may decide not to declare any dividends on the Series C preferred stock.
Our board of directors or any authorized committee of our board of directors may decide not to declare a dividend on the Series C preferred stock in respect of any dividend period. In such case, the holders of Series C preferred stock will have no right to receive any dividend for such period, and we will have no obligation to pay such a dividend, regardless of whether any dividends are declared for any subsequent dividend periods. Although we have been paying dividends on the Series C preferred stock, our board of directors may in the future deem that we either do not have the ability or face circumstances which may make it advisable for us not to declare and pay such dividends.
If we redeem the Series C preferred stock, holders of Series C preferred stock may not be able to reinvest the redemption proceeds in a comparable investment at the same or a greater rate of return.
We have the right to redeem the Series C preferred stock, in whole or in part, at our option at any time, subject to prior regulatory approval. If we choose to redeem the Series C preferred stock, we are likely to do so if we are able to obtain a lower cost of capital. If prevailing interest rates are relatively low if or when we choose to redeem the Series C preferred stock, holders of Series C preferred stock generally will not be able to reinvest the redemption proceeds in a comparable investment at the same or greater rate of return.
Fulfilling our public company financial reporting and other regulatory obligations will be expensive and time consuming, and it may strain our resources.
As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, and will be required to implement specific corporate governance practices and adhere to a variety of reporting requirements under the rules and regulations of the SEC and NASDAQ, and will incur additional costs associated with such reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. We will also be required to file annual, quarterly and current reports with respect to our business and financial condition. Compliance with these requirements will place significant additional demands on our management, and on our accounting, financial and information systems and will increase our legal and accounting compliance costs. These additional efforts may strain our resources and divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.
In addition, as part of the sale of 370,000 shares of our common stock to the Institutional Investor in September, 2013, we have agreed to comply with certain disclosure requirements of Rule 144 under the Securities Act. If we fail to comply with such requirements at any time up to one year after consummation of this offering, we will have to pay the Institutional Investor, upon such failure and for each subsequent period of 30 days during each the failure persists, liquidated damages of 2% of the aggregate subscription price of approximately $6.2 million paid by them, plus monthly interest of 1.5% in case of delayed payment of the liquidated damages amount.
Our corporate governance documents, and certain corporate and banking laws applicable to us, could make a takeover more difficult.
Certain provisions of our articles of incorporation and bylaws, and corporate and federal banking laws, could make it more difficult for a third party to acquire control of our organization or conduct a proxy contest, even if those events were perceived by many of our shareholders as beneficial to their interests. These provisions, and the corporate and banking laws and regulations applicable to us:
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  enable our board of directors to issue additional shares of authorized, but unissued capital stock;
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  enable our board of directors to issue “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors;
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  prohibit shareholder action by written consent in lieu of a meeting;
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  enable our board of directors to increase the number of persons serving as directors and to fill the vacancies created as a result;
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  restrict voting rights by shareholders owning more than ten percent of our voting stock, in connection with the adoption or amendment of bylaws and with certain amendments to our certificate of incorporation;
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  impose board approval requirements for the acquisition of ten percent or more of our voting stock or any offer for such acquisition;
•
  do not provide for cumulative voting rights; and
•
  require advance notice for director nominations and other shareholder proposals.
These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances in which our shareholders might otherwise receive a premium over the market price of our shares.
An investment in our preferred stock or common stock is not an insured deposit and is subject to risk of loss.
Any shares of our preferred stock or common stock you purchase in this offering will not be savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 or the Securities Act, and Section 21E of the Exchange Act. These statements are often, but not always, made with the words or phrases such as “may,” “should,” “believe,” “likely result in,” “expect,” “would” “intend,” “could,” “predict,” “potential,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “plan,” “projection,” and “outlook” or the negative version of those words or other similar words of a forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by these forward-looking statements. Important factors that may cause actual results to differ from those contemplated by these forward-looking statements include, but are not limited to, those disclosed under “Risk Factors” on page 17 as well as the following factors:
•
  local, regional and national business or economic conditions may differ from those expected;
•
  we are subject to credit risk and could incur losses in our loan portfolio;
•
  our allowance for loan losses may not be adequate to absorb loan losses;
•
  changes in real estate values could also increase our credit risk;
•
  we could experience changes in our key management personnel;
•
  we may not be able to successfully execute our management team’s strategic initiatives;
•
  our ability to successfully execute our growth initiatives such as branch openings and acquisitions;
•
  volatility and direction of market interest rates;
•
  increased competition within our market area may limit our growth and profitability;
•
  economic, market, operational, liquidity, credit and interest rate risks associated with our business;
•
  the effects of and changes in trade, monetary and fiscal policies and laws, including the Federal Reserve Board’s interest rate policies;
•
  changes in accounting policies and practices, as may be adopted by regulatory agencies, the Public Accounting Oversight Board or the Financial Accounting Standards Board;
•
  changes in law and regulatory requirements (including those concerning taxes, banking, securities and insurance); and
•
  further governmental intervention in the U.S. financial system.
The foregoing factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS
Assuming an initial public offering price of $       per share, which is the midpoint of the price range set forth on the cover of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $      , or approximately $       if the underwriters elect to exercise in full their purchase option, after deducting estimated underwriting discounts and offering expenses. Each $1.00 increase or decrease in the assumed initial public offering price of $       per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, would increase or decrease the net proceeds to us from this offering by approximately $      , or approximately $       if the underwriters elect to exercise in full their purchase option after deducting estimated underwriting discounts and offering expenses. An increase or decrease of 1,000,000 in the number of shares that we are offering, assuming the assumed initial public offering price per share remains the same, would increase or decrease the net proceeds to us from this offering by approximately $      , or approximately $       if the underwriters elect to exercise in full their purchase option after deducting estimated underwriting discounts and offering expenses.
We intend to use the net proceeds to us from the offering for general corporate purposes, which may include maintaining liquidity at the holding company, providing equity capital to the Bank to fund balance sheet growth or working capital needs, our working capital needs, and funding acquisitions of branches, whole financial institutions and related lines of businesses in our existing market and surrounding areas that complement our existing branch network (including the acquisition of Quinnipiac). We have not specifically allocated the amount of net proceeds to us that will be used for these purposes and our management will have broad discretion over how these proceeds are used. Although we may, from time to time in the ordinary course of our business evaluate potential acquisitions, other than the recent acquisition of The Wilton Bank and the proposed acquisition of Quinnipiac, we do not have any arrangements, agreements or understandings relating to any acquisitions. See “Prospectus Summary — Recent Developments.”
We will not receive any proceeds from the sale of Series C preferred stock by the Selling Shareholder.

DIVIDEND POLICY
We have not paid cash dividends on our common stock since our inception. Our board of directors has no present intention for us to pay cash dividends on our common stock in the foreseeable future. The declaration and payment of future dividends is at the sole discretion of our board of directors and the amount, if any, depends upon our results of operations, financial condition, liquidity and capital needs of the Company and the Bank and other factors, including, among other things, general economic conditions and restrictions arising from federal banking as well as Connecticut laws and regulations to which we and the Bank are subject. For example, our ability to pay cash dividends is limited by Federal Reserve Board policy, our capital position and the ability of the Bank to pay cash dividends to us. Connecticut law prohibits the Bank from paying cash dividends except from retained net profits, as defined by statute, for the past two full years and that portion of the current year. The Series C preferred stock is entitled to receive non-cumulative dividends, payable quarterly, on each January 1, April 1, July 1 and October 1. The dividend rate was subject to fluctuation on a quarterly basis during the first ten quarters during which the Series C preferred stock was outstanding, based upon changes in the level of QSBL of the Bank. The current dividend rate is 1%.
Because we are a bank holding company and do not engage directly in business activities of a material nature, our ability to pay dividends to our shareholders depends, in large part, upon our receipt of dividends from the Bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies.
The present and future dividend policy of the Bank is subject to the discretion of its board of directors.

CAPITALIZATION
The following table sets forth our capitalization, including regulatory capital ratios, on a consolidated basis, as of December 31, 2013
•
  on an actual basis; and
•
  on an adjusted to give effect to our receipt of the net proceeds from the sale of      shares of our common stock in this offering (assuming the underwriters do not exercise their purchase option), at an offering price of $      (the midpoint of the price range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and offering expenses.
You should read the following table in conjunction with “Summary — Selected Historical Consolidated Financial Data of Bankwell Financial Group, Inc.,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Our Capital Stock — Preferred Stock — Series C Preferred Stock” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of December 31, 2013
Shareholders’ equity:	Actual	As Adjusted(1)
	(dollars in thousands, except per share data)
Common stock, no par value, 10,000,000 shares authorized; 3,876,393 shares issued, and shares issued, as adjusted	52,105
Preferred Stock, no par value, 10,980 shares authorized Series C, 10,980 shares issued, actual and as adjusted	10,980
Retained earnings	5,976
Accumulated other comprehensive income	424
Book value per share	$15.58
Tangible book value per share(2)	$15.46
Total Shareholders’ Equity	69,485
Capital Ratios:
Total shareholders’ equity to total assets	8.91%
Tangible common equity to tangible assets(2)	7.45%
Tier 1 leverage capital ratio	9.15%
Tier 1 risk-based capital ratio	11.07%
Total risk-based capital ratio	12.32%

(1)
  A $1.00 increase (decrease) in the assumed initial public offering price of $     per share would increase (decrease)          , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and offering expenses. An increase (decrease) of 1,000,000 in the number of shares that we are offering, assuming the assumed initial public offering price per share remains the same, would increase (decrease)           after deducting estimated underwriting discounts and offering expenses.
(2)
  This measure is not a measure recognized under GAAP and is therefore considered to be a non-GAAP financial measure. See “Non-GAAP Financial Measures” for a description of this measure and a reconciliation of this measure to its most directly comparable GAAP measure.

The number of shares of common stock issued, actual and as adjusted, in the table above excludes the following shares as of December 31, 2013:
•
  208,568 shares of our common stock issuable upon the exercise of outstanding stock options as of December 31, 2013 at a weighted average exercise price of $16.67 per share (of which options to purchase 188,852 shares have vested);
•
  304,460 shares of our common stock issuable upon the exercise of outstanding warrants at a fixed exercise price of $14.00 as of December 31, 2013; and
•
  49,840 shares of our common stock reserved for issuance in connection with stock awards that remain available for issuance under our stock incentive plans as of December 31, 2013.

DILUTION
If you invest in our common stock, your ownership interest will be diluted by the amount by which the initial offering price per share paid by the purchasers of common stock in this offering exceeds the pro forma tangible book value per share of our common stock immediately following this offering. As of December 31, 2013, our tangible book value was approximately $58.0 million or $15.46 per share. Pro forma tangible book value per share represents common shareholders’ equity less intangible assets and goodwill, divided by the number of shares of common stock outstanding, giving effect to the sale of shares of our common stock in this offering.
Our pro forma tangible book value, as of December 31, 2013 would have been approximately $     , or $      per share based on        shares of common stock issued and outstanding, after giving effect to the sale by us of shares of our common stock in this offering at an assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discount and offering expenses.
The following table illustrates the calculation of the amount of dilution per share as of December 31, 2013 that a purchaser of our common stock in this offering will incur given the assumptions above:

Initial public offering price	$
Pro forma net tangible book value per common share as of December 31, 2013	$
Increase in pro forma net tangible book value per common share attributable to new investors	$
Pro forma as adjusted net tangible book value per common share	$
Dilution per common share to new investors from offering	$

This represents an immediate increase in the tangible book value of $      per share to existing shareholders and an immediate dilution in the tangible book value of $      per share to the new investors who purchase our common stock in this offering.
A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $      and the pro forma as adjusted net tangible book value per share to investors in this offering by approximately $      per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and offering expenses. An increase (decrease) of 1,000,000 in the number of shares that we are offering, assuming the assumed initial public offering price per share remains the same, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $      per share after deducting estimated underwriting discounts and offering expenses.
If the underwriters’ option to purchase additional shares is exercised in full, the pro forma net tangible book value per share after giving effect to this offering would be approximately $      per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering would be approximately $      per share.
The following table summarizes the total consideration paid to us and the average price paid per share by existing shareholders and investors purchasing common stock in this offering. This information is presented on an as-adjusted basis as of December 31, 2013, after giving effect to our sale of        shares of common stock in this offering (assuming the underwriters do not exercise their purchase option) at an assumed public offering price of $      per share. The table also assumes the conversion of 10,980 shares of our outstanding Series C preferred stock into an equal number of shares of our common stock.

	Shares Purchased/Issued		Total Consideration			Average Price per Share
	Number	Percent	Amount		Percent
Shareholders as of December 31, 2013	409	%		$47,838,378	%		$13.95
New investors in this offering		%	$		%	$
Total		%	$		%	$

If the underwriters’ option to purchase additional shares is exercised in full, our existing shareholders would own approximately      % and our new investors would own approximately      % of the total number of shares of our common stock outstanding after this offering. The total consideration paid by our existing shareholders would be approximately $     , or    %, and the total consideration paid by our new investors would be $     , or    %.
The foregoing calculations are based on 3,876,393 shares outstanding as of December 31, 2013, and exclude the following shares as of December 31, 2013:
•
  208,568 shares of our common stock issuable upon the exercise of outstanding stock options as of December 31, 2013 at a weighted average exercise price of $16.67 per share (of which options to purchase 188,852 shares have vested);
•
  304,460 shares of our common stock issuable upon the exercise of outstanding warrants at a fixed exercise price of $14.00 as of December 31, 2013; and
•
  49,840 shares of our common stock reserved for issuance in connection with stock awards that remain available for issuance under our stock incentive plans as of December 31, 2013.

SELLING SECURITY HOLDER
The table below sets forth information concerning the resale of the Series C preferred stock by the Treasury. We will not receive any proceeds from the sale of any Series C preferred stock sold by the Treasury. Our operations are regulated by various U.S. governmental authorities, including in certain respects by Treasury. Other than through its role as a regulator and the acquisition of the Series C preferred stock, Treasury has not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years. Treasury acquired the Series C preferred stock as part the Small Business Lending Fund to encourage banks to increase lending to small businesses by offering low cost capital to qualified issuers.
The table below sets forth information with respect to the number of shares of Series C preferred stock beneficially owned by the Treasury as of March 31, 2014, the number of the shares of Series C preferred stock being offered by the Treasury in this offering, and the number of Series C preferred stock owned by the Treasury after this offering, assuming all of the shares of Series C preferred stock offered by the Treasury are sold. The percentages below are calculated based on 10,980 shares of Series C preferred stock issued and outstanding as of March 31, 2014.

	Beneficial Ownership Prior to the Offering(1)			Beneficial Ownership After the Offering(1)
	Number of Preferred Shares Beneficially Owned		Number of Preferred Shares Being Offered	Number of Preferred Shares Beneficially Owned
Name and Address of Beneficial Owner		Percent			Percent
United States Department of the Treasury 1500 Pennsylvania Avenue, N.W. Washington, D.C. 20220	10,980	100%	10,980	0	0%

(1)
  In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of Series C preferred stock over which such person has voting or investment power and of which such person has the right to acquire beneficial ownership within 60 days.

PRICE RANGE OF OUR COMMON STOCK
Prior to this offering, our common stock has not been listed on a national securities exchange. As a result, there has been no regular market for our common stock, which has been illiquid and infrequently traded. As of March 17, 2014, there were approximately 417 holders of record of our common stock.
We anticipate that this offering and the listing of our common stock on the Nasdaq Global Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See the section of this prospectus titled “Underwriting” for more information regarding our arrangements with the underwriters and the factors considered in setting the initial public offering price.
Prior to this offering, our common stock has been quoted on the OTC Bulletin Board, or OTCBB, under the symbol “BWFG.” The following table sets forth the high and low bid prices per share for the calendar quarters indicated for our common stock on the OTCBB based upon information provided by OTCBB or other reliable sources. There is no assurance that trading in our common stock will be at prices similar to those at which our common stock has been traded. High and low bid prices reported on the OTCBB reflect inter-dealer quotations without retail markup, markdown or commissions, and may not necessarily represent actual transactions.

	Company Common Stock
	High	Low
2014
1st Quarter	$22.00	$18.80
2013
4th Quarter	22.00	19.00
3rd Quarter	23.00	19.00
2nd Quarter	23.00	20.00
1st Quarter	22.00	13.50
2012
4th Quarter	14.00	13.25
3rd Quarter	13.80	12.50
2nd Quarter	14.90	12.50
1st Quarter	15.50	13.00

On March 31, 2014, the last sales price reported on the OTCBB was $22.00. Since the trading volume in our common stock is low, sale prices may not be indicative of the market value of our common stock.

BUSINESS
General
We are a bank holding company, headquartered in New Canaan, Connecticut and offer a broad range of financial services through our banking subsidiary, Bankwell Bank, a Connecticut state non-member bank founded in 2002. Our primary market is the greater Fairfield County, Connecticut area, which we serve from our main office located in New Canaan, Connecticut and six branch offices located throughout the Fairfield County area. According to the U.S. Department of Commerce, Fairfield County is located in the fourth wealthiest metropolitan statistical area in the United States. As of December 31, 2013, on a consolidated basis, we had total assets of approximately $779.6 million, total loans of approximately $632.0 million, total deposits of approximately $661.5 million, and shareholders’ equity of approximately $69.5 million.
We are committed to becoming the premier “Hometown” bank in Fairfield County and its surrounding areas. In 2011, the Commercial Record’s Annual Readers Poll named us the No. 1 community bank in Connecticut. We believe that our market exhibits highly attractive demographic attributes and presents favorable competitive dynamics, thereby offering long-term opportunities for growth. We have a history of building long-term customer relationships and attracting new customers through what we believe is our superior customer service and our ability to deliver a diverse product offering. In addition, we believe that our strong capital position and extensive local ownership, coupled with a highly respected and experienced executive management team and board of directors, give us instant credibility with our customers and potential customers in our market. Our focus is on building a franchise with meaningful market share and consistent revenue growth complemented by operational efficiencies that we believe will produce attractive risk-adjusted returns for our shareholders.
Our History and Growth
Bankwell Bank was originally chartered as two separate banks, The Bank of New Canaan (including a separate division, Stamford First Bank) and The Bank of Fairfield, which were subsequently merged and rebranded as “Bankwell Bank.” It was chartered with a commitment to building the premier community bank in the market we serve. We began operations in April 2002 with an initial capitalization of $8.6 million. Since December 31, 2008, Bankwell has experienced significant growth, with $434.2 million in loan growth and $490.8 million in deposit growth, for compound annual growth rates of 26% and 31%, respectively, through December 31, 2013. Our net interest margin was 3.94% at December 31, 2013, compared to a high of 4.27% for the year ended December 31, 2011, in spite of industry-wide downward pressure driven by loan volume and a historically low interest rate environment. In November 2013, we acquired The Wilton Bank, and it was merged into Bankwell Bank. On March 31, 2014, we entered into a merger agreement with Quinnipiac, pursuant to which we will acquire Quinnipiac. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Bankwell Financial Group, Inc. — Quinnipiac Acquisition” for additional information.
With the efforts of our strong management team, we continued our growth and maintained a strong track record of performance through the recent economic recession. From December 31, 2008 through December 31, 2013, our total assets grew from $247.0 million to approximately $779.6 million; our loans outstanding grew from $197.8 million to approximately $632.0 million and our noninterest bearing deposits grew from $36.9 million to approximately $118.6 million. We believe this growth was driven by our ability to provide superior service to our customers and our financial stability. This loan growth was achieved while maintaining our focus on our strong underwriting standards, which has been reflected in our low net charge-off levels. Our return on average common equity improved from (1.4%) to 9.89% over the same period.
Business Strategy
We are focused on becoming the “Hometown” bank and banking provider of choice in our highly attractive market area through:
•
  Responsive, Customer-Centric Products and Services and a Community Focus.   We offer a broad

array of products and services which we customize to allow us to focus on building long-term relationships with our customers through high-quality, responsive and personal customer service. By focusing on the entire customer relationship, we build the trust of our customers which leads to long-term relationships and generates our organic growth. In addition, we are committed to meeting the needs of the communities that we serve. Our employees are involved in many civic and community organizations which we support through sponsorships. As a result, customers and potential customers within our market know about us and frequently interact with our employees which allows us to develop long-term customer relationships without extensive advertising.
•
  Strategic Acquisitions.   To complement our organic growth, we focus on strategic acquisitions in or around our existing markets that further our objectives. We believe there are many banking institutions that continue to face credit challenges, capital constraints and liquidity issues and that lack the scale and management expertise to manage the increasing regulatory burden and will likely need to partner with an institution like ours. On March 31, 2014, we entered into a merger agreement with Quinnipiac. Total consideration for the acquisition is expected to be comprised of our common stock (75%) and cash (25%). Quinnipiac has one branch located in Hamden, Connecticut, and has applied for a second branch in the neighboring town of North Haven. We expect the transaction to close in the third quarter of 2014, subject to the requisite approval of the shareholders of Quinnipiac, required regulatory approvals (including approval of Quinnipiac’s branch application for a branch in North Haven), and satisfaction of other customary closing conditions. As we evaluate potential acquisitions, we will continue to seek acquisitions that provide meaningful financial benefits, long-term organic growth opportunities and expense reductions, without compromising our risk profile.
•
  Utilization of Efficient and Scalable Infrastructure.   We employ a systematic and calculated approach to increasing our profitability and improving our efficiencies. We recently upgraded our operating infrastructure particularly in the areas of technology, data processing, compliance and personnel. We believe that our scalable infrastructure provides us with an efficient operating platform from which to grow in the near term, and without incurring significant incremental noninterest expenses, while continuing to deliver our high-quality, responsive customer service, which will enhance our ability to grow and increase our returns.
•
  Disciplined Focus on Risk Management.   Effective risk management is a key component of our strong corporate culture. We use our strong risk management infrastructure to monitor our existing loan and investment securities portfolios, support operational decision-making and improve our ability to generate earning assets with strong credit quality. To maintain our strong credit quality, we use a comprehensive underwriting process and we seek to maintain a diversified loan portfolio and a conservative investment securities portfolio. Board-approved policies contain approval authorities, as appropriate, and are reviewed at least annually. We have a Risk Management Steering Committee comprised of executive officers who oversee new business initiatives and other activities that warrant oversight of risk and related mitigants. Internal review procedures are performed regarding anti-money laundering and consumer compliance requirements. Our Chief Risk Officer reports directly to the Chair of our Audit Committee.
Our Competitive Strengths
We believe that we are especially well-positioned to create value for our shareholders as a result of the following competitive strengths:
•
  Our Market.   Our current market is defined as the greater Fairfield County area, which is part of the fourth most affluent metropolitan statistical area in the United States, the Bridgeport-Stamford-Norwalk, Connecticut MSA, according to the U.S. Department of Commerce. The Stamford market area includes numerous affluent suburban communities of professionals who work and commute into New York City, approximately 50 miles from our headquarters, and many small to mid-sized businesses which support these communities. Fairfield County is the wealthiest county in Connecticut, with a 2008 – 2012 median household income of $82,614 according to estimates from United States Census Bureau. We believe that this market has economic and competitive dynamics that are favorable to executing our growth strategy.

•
  Experienced and Respected Management Team with a Proven and Successful Track Record.   Our executive management team, led by Peyton R. Patterson, is comprised of seasoned professionals with significant banking experience, a history of high performance at local financial institutions and success in identifying, acquiring and integrating financial institutions. Ms. Patterson has over 25 years of commercial banking experience, previously serving as Chairman, President and Chief Executive Officer at NewAlliance Bancshares, an approximately $9 billion asset bank headquartered in New Haven, Connecticut which was acquired by First Niagara Financial Group, Inc. in 2011. Our senior management team also includes Heidi S. DeWyngaert, Executive Vice President, Chief Lending Officer (nine years with us), Ernest J. Verrico, Sr., Executive Vice President, Chief Financial Officer (four years with us), Gail E.D. Brathwaite, Executive Vice President, Chief Operating Officer (formerly worked with Ms. Patterson for nine years at NewAlliance, one year with us), and Diane Knetzger, Senior Vice President, Director of Marketing (nine years with us).
•
  Dedicated Board of Directors with Strong Community Involvement.   Our board of directors is comprised of a group of local business leaders who understand the need for strong community banks that focus on serving the financial needs of their customers. One of our directors, Frederick R. Afragola was instrumental in our organization and growth. Mr. Afragola was the Chief Executive Officer and President of The Bank of New Canaan from its opening in 2002 until his retirement in 2008 and played an integral role in building our foundation and guiding our growth. The interests of our executive management team and directors are aligned with those of our shareholders through common stock ownership. As of March 17, 2014, our directors and officers beneficially owned approximately 49% of our common stock. By capitalizing on the close community ties and business relationships of our executive management team and directors, we are positioned to continue taking advantage of the market opportunity present in our primary market.
•
  Strong Capital Position.   At December 31, 2013, we had a 7.45% tangible common equity ratio, and the Bank had a 7.91% tier 1 leverage ratio and a 9.49% tier 1 risk-based ratio. We believe that our ability to attract capital has facilitated our growth and is an integral component to the execution of our business plan.
•
  Scalable Operating Platform.   We provide banking technology, including remote deposit capture, internet banking and mobile banking, to provide our customers with maximum flexibility and create a scalable platform to accommodate our future growth aspirations. We believe that our advanced technology combined with responsive and personal service provides our customers with a superior banking experience.
Our Market
Our banking offices are located in Fairfield County, Connecticut, which includes some of the most affluent areas in the United States and is part of the Bridgeport-Stamford-Norwalk, Connecticut MSA, the fourth most affluent MSA in the United States according to the U.S. Department of Commerce. We believe this area represents one of the more robust economic regions in the country.
Our market area is a demographically diverse area, which includes affluent suburban communities of professionals who work at the 16 Fortune 500 companies headquartered in Connecticut or commute into New York City, approximately 50 miles from our headquarters. From a small business perspective, in 2010 Connecticut ranked 27th in the nation in the number of business establishments with less than 500 employees (over 70,000 businesses) according to the United States Census Bureau. Many small to mid-sized businesses support these communities and create a highly attractive demographic landscape in which to operate. Fairfield County, where we are headquartered, is the wealthiest county in Connecticut, with a 2008 – 2012 median household income of $82,614 according to estimates from United States Census Bureau.
During 2008 – 2012, over 89% of Fairfield County adult residents were high school graduates, with 44% having a bachelor’s degree or higher according to the American Community Survey provided by the United States Census Bureau. Ten Fairfield County high schools ranked in the top 1,000 high schools in the nation for 2013, according to Newsweek magazine. For the years 2008 – 2012, over 69% of Fairfield County residents owned their own home, according to the United States Census Bureau. The median value of owner-occupied housing units was $447,500 according to the United States Census Bureau.
According to data from the FDIC, the Fairfield County market area is served by 399 bank and thrift branches, and total deposits in our primary market area are approximately $34.9 billion as of June 30, 2013. Over 53% of the deposits, as of June 30, 2013, in our market area were controlled by banks in excess of $50 billion in assets. In the twelve month period ended June 30, 2013, we grew our deposit base by $109.5 million, or 26.2%, representing a 21.7% increase in our market share.
We believe that our primary market is a long-term, attractive market for the types of products and services that we offer. Given Fairfield County’s close proximity to New York City and the vibrant business community located in Fairfield County, we anticipate that this market will continue to support our projected growth. We believe that the population and business concentrations within our primary markets provide attractive opportunities to grow our business.
Our Products and Services
We offer our clients a broad range of deposit and loan products, including personal and business checking accounts, retirement accounts, money market accounts, time and savings accounts at competitive interest rates, online and mobile banking, cash management, Popmoney® Person to Person transfers, a personal Visa® Debit Card Purchase Rewards Program, an online personal financial management tool and safe deposit boxes. In addition, to attract the business of consumer and business customers, we also provide a broad array of other banking services, including a full suite of cash management services for businesses, wire transfers, stop payments, e-statements, self-service coin counting and notary services. We also offer remote deposit capture banking, which allows business and professional customers to use a desktop scanner to scan and transmit checks for deposit, reducing time and cost.
The following is a summary of our deposits as of December 31, 2013:

Type	Total Deposits (dollars in thousands)	Number of Accounts
Checking	$118,618	4,326
NOW	73,652	1,053
Money Market	164,579	1,744
Savings	107,692	2,826
Time	197,004	2,282
Total Deposits	$661,545	12,231

Checking consists of both retail and business products. We offer retail customers a range of checking products, including Free Checking, Personal Interest Checking and Tiered Rate Checking, all of which provide our retail clients with No-Fee ATM Banking Nationwide, a free first order of checks, Free Online and Mobile Banking and Bill Pay Services and the option of E-statements and Debit Purchase Rewards. We offer noninterest bearing checking accounts. We also offer interest-bearing checking to our attorney, IOLTA and sole proprietorship accounts. NOW accounts consist of retail accounts that have minimum balance requirements. Money market accounts consist of products that provide a market rate of interest to depositors but have limited check-writing capabilities. Our savings accounts for personal and business are statement savings accounts. Time deposits consist of certificates of deposit, including those held in IRA accounts, generally with maturities ranging from three months to five years and brokered certificates of deposit which are used primarily for asset liability management purposes. We also offer a suite of cash management services for businesses, and Remote Deposit Capture.
Deposits serve as the primary source of funding for our interest-earning assets, and also generate noninterest revenue through insufficient funds fees, stop payment fees, safe deposit rental fees, card income, including foreign ATM fees and credit and debit card interchange and other miscellaneous fees. In addition, we generate additional noninterest revenue associated with residential loan origination and sale, loan servicing, late fees and merchant services.

We offer personal and commercial business loans on a secured and unsecured basis, revolving lines of credit, commercial mortgage loans, and residential mortgages on both primary and secondary residences, home equity loans, bridge loans and other personal purpose loans. We are not and have not been a participant in the sub-prime lending market.
Commercial loans are loans made for business purposes and are secured by collateral such as marketable securities held by or under the control of the Bank, business assets including accounts receivable, inventory and equipment and liens on commercial and residential real estate. Commercial construction loans are loans to finance the construction of commercial or residential properties secured by first liens on such properties. Commercial real estate loans include loans secured by first liens on completed commercial properties, including multi-family properties, to purchase or refinance such properties. Residential mortgages include loans secured by first liens on residential real estate, and are generally made to new or existing customers of the Bank to purchase or refinance primary and secondary residences. Home equity loans and lines of credit include loans secured by first or second liens on residential real estate for primary or secondary residences. Consumer loans are made to individuals who qualify for auto loans, cash reserve, credit cards and installment loans.
The following table sets forth loan origination activity:

	For the Years Ended December 31,
	2013		2012
(Dollars in thousands)	Total Loans	Number of Loans	Total Loans	Number of Loans
Real estate loans:
Residential	$52,798	51	$65,862	79
Commercial	100,075	80	133,956	92
Construction	46,237	30	21,064	13
Home equity loans	2,272	5	1,885	7
	201,382	166	222,767	191
Commercial business loans	75,622	70	58,131	73
Consumer loans	461	6	50	5
Total loans	$277,465	242	$280,948	269

Our business model includes using industry best practices for community banks, including personalized service, state-of-the-art technology and extended hours. We believe this will generate deposit accounts with somewhat larger average balances than are found at many other financial institutions. We also use pricing techniques in our efforts to attract banking relationships having larger than average balances.
Lending Activities
General.   Our primary lending focus is to serve commercial and middle-market businesses and their executives, high net worth individuals, not-for-profit organizations and consumers with a variety of financial products and services, while maintaining strong and disciplined credit policies and procedures. We offer a full array of commercial and retail lending products to serve the needs of our customers. Commercial lending products include owner-occupied commercial real estate loans, commercial real estate investment loans, commercial loans (such as business term loans, equipment financing and lines of credit) to small and mid-sized businesses and real estate construction and development loans. Retail lending products include residential mortgage loans, home equity lines of credit and consumer installment loans. Our retail lending products are offered to the community in general and as an accommodation to our commercial customers, and their executives and employees. We focus our lending activities on loans that we originate from borrowers located in our market. We have established an informal, internal lending limit of $9.1 million to one borrower (the statutory maximum is 15% of our unimpaired capital and surplus for unsecured loans and an additional 10% of our unimpaired capital and surplus for fully secured loans).
We market our lending products and services to qualified borrowers through conveniently located banking offices, relationship networks and high touch personal service. We target our business development and marketing strategy primarily on small to medium businesses with between $500,000 and $20 million in annual revenue. Our relationship managers actively solicit the business of companies entering our market areas as well as long-standing businesses operating in the communities we serve. We seek to attract new lending customers through professional service, relationship networks, competitive pricing and innovative structure, including the utilization of federal and state tax incentives. We pride ourselves on smart, efficient underwriting and timely decision making for new loan requests due to our leaner approval structure and local decision-making. We believe this gives us a competitive advantage over larger institutions that are not as nimble.
Total loans before deferred loan fees were $632.0 million at December 31, 2013. Since December 31, 2008, total loans have increased $434.2 million from $197.8 million, reflecting expansion of our branch network, including $25.1 million of acquired loans from The Wilton Bank. The following table summarizes the composition of our loan portfolio for the dates indicated.

	At December 31,
	2013		2012		2011
(Dollars in thousands)	Amount	Percent of Loan Portfolio	Amount	Percent of Loan Portfolio	Amount	Percent of Loan Portfolio
Real estate loans:
Residential	$155,874	24.66%	$144,288	27.22%	$104,754	28.37%
Commercial	316,533	50.08	284,763	53.72	173,951	47.10
Construction	51,545	8.16	33,148	6.26	40,422	10.95
Home equity loans	13,892	2.20	11,030	2.08	14,815	4.01
	537,844	85.10	473,229	89.28	333,942	90.43
Commercial business loans	93,566	14.80	56,764	10.71	35,041	9.49
Consumer loans	602	0.10	57	0.01	311	0.08
Total loans	$632,012	100.00%	$530,050	100.00%	$369,294	100.00%

	At December 31,
	2010		2009
(Dollars in thousands)	Amount	Percent of Loan Portfolio	Amount	Percent of Loan Portfolio
Real estate loans:
Residential	$104,053	36.08%	$117,386	45.63%
Commercial	111,271	38.58	71,829	27.92
Construction	38,072	13.20	41,703	16.21
Home equity loans	16,657	5.77	17,091	6.64
	270,053	93.63	248,009	96.40
Commercial business loans	17,713	6.14	9,016	3.51
Consumer loans	659	0.23	243	0.09
Total loans	$288,425	100.00%	$257,268	100.00%

Commercial loans.   We offer a wide range of commercial loans, including business term loans, equipment financing and lines of credit to small and midsized businesses. Our target commercial loan market is retail and professional establishments and small- to medium-sized businesses. The terms of these loans vary by purpose and by type of underlying collateral. The commercial loans primarily are underwritten on the basis of the borrower’s ability to service the loan from cash flow. We make equipment loans with conservative margins generally for a term of ten years or less, supported by the useful life of the equipment, at fixed or variable rates, with the loan fully amortizing over the term. Loans to support working capital typically have terms not exceeding one year and usually are secured by accounts receivable, inventory and personal guarantees of the principals of the business and often by the commercial real estate of the borrower. For loans secured by accounts receivable or inventory, principal typically is repaid as the assets securing the loan are converted into cash, and for loans secured with other types of collateral, principal is typically due at maturity. The quality of the commercial borrower’s management and its ability both to properly evaluate changes in the supply and demand characteristics affecting its markets for products and services and to effectively respond to such changes are significant factors in a commercial borrower’s creditworthiness. Risks associated with our commercial loan portfolio include those related to the strength of the borrower’s business, which may be affected not only by local, regional and national market conditions, but also changes in the borrower’s management and other factors beyond the borrower’s control; those related to fluctuations in value of any collateral securing the loan; and those related to terms of the commercial loan, which may include balloon payments that must be refinanced or paid off at the end of the term of the loan. Our commercial loan portfolio presents a higher risk profile than our consumer real estate and consumer loan portfolios.
Commercial real estate loans.   We offer real estate loans for commercial property that is owner-occupied as well as commercial property owned by real estate investors. Commercial loans that are secured by owner-occupied commercial real estate and primarily collateralized by operating cash flows are also included in this category of loan. Commercial real estate loan terms generally are limited to ten years or less, although payments may be structured on a longer amortization basis of 20 to 25 years. The interest rates on our commercial real estate loans may be fixed or adjustable, although rates typically are not fixed for a period exceeding five to ten years. We generally charge an origination fee for our services. We typically require personal guarantees from the principal owners of the business or real estate supported by a review of the principal owners’ personal financial statements. Risks associated with commercial real estate loans include fluctuations in the value of real estate, the overall strength of the economy, new job creation trends, tenant vacancy rates, environmental contamination, and the quality of the borrower’s management. We make efforts to limit our risk by analyzing borrowers’ cash flow and collateral value as well as all of the sponsors’ investment activities. The real estate securing our existing commercial real estate loans includes a wide variety of property types, such as owner-occupied offices/warehouses/production facilities, office buildings, industrial, mixed-use residential/commercial, retail centers and multifamily properties. Our commercial real estate loan portfolio presents a higher risk profile than our consumer real estate and consumer loan portfolios.
Construction loans.   Our construction portfolio includes loans to small and midsized businesses to construct owner-user properties, loans to developers of commercial real estate investment properties and residential developments and, to a lesser extent, loans to individual clients for construction of single family homes in our market. Construction and development loans are generally made with a term of one to two years and interest is paid monthly. The ratio of the loan principal to the value of the collateral, as established by independent appraisal, typically will not exceed industry standards. Loan proceeds are disbursed based on the percentage of completion and only after the project has been inspected by an experienced construction lender or third-party inspector. Risks associated with construction loans include fluctuations in the value of real estate, project completion risk and change in market trends. We are also exposed to risk based on the ability of the construction loan borrower to finance the loan or sell the property upon completion of the project, which may be affected by changes in market trends since the time that we funded the construction loan.
Consumer real estate loans.   We offer first lien one-to-four family mortgage loans, as well as home equity lines of credit, in each case primarily on owner-occupied primary residences. We also originate for resale one-to-four family mortgage loans, which are classified as loans held for sale until sold to investors. Although our consumer real estate loan portfolio presents lower levels of risk than our commercial, commercial real estate and construction loan portfolios, we are exposed to risk based on fluctuations in the value of the real estate collateral securing the loan, as well as changes in the borrower’s financial condition, which could be affected by numerous factors, including divorce, job loss, illness or other personal hardship.
Consumer loans.   We offer consumer loans as an accommodation to our existing customers, but do not market consumer loans to persons who do not have a pre-existing relationship with us. As of December 31, 2013, our consumer loans represented less than 1% of our total loan portfolio. We do not expect our consumer loans to become a material component of our loan portfolio at any time in the foreseeable future. Although we do not engage in any material amount of consumer lending, our consumer loans, which are underwritten primarily based on the borrower’s financial condition and, in many cases, are unsecured credits, subject us to risk based on changes in the borrower’s financial condition, which could be affected by numerous factors, including those discussed above.
Credit Policy and Procedures
General.   We adhere to what we believe are disciplined underwriting standards, but also remain cognizant of the need to serve the credit needs of customers in our primary market areas by offering flexible loan solutions in a responsive and timely manner. We also seek to maintain a broadly diversified loan portfolio across customer, product and industry types. However, our lending policies do not provide for any loans that are highly speculative, subprime, or that have high loan-to-value ratios. These components, together with active credit management, are the foundation of our credit culture, which we believe is critical to enhancing the long term value of our organization to our customers, employees, shareholders and communities.
We have a service-driven, relationship-based, business-focused credit culture, rather than a price-driven, transaction-based culture. Accordingly, substantially all of our loans are made to borrowers located or operating in our primary market with whom we have ongoing relationships across various product lines. The limited number of loans secured by properties located in out-of-market areas that we have made are generally to borrowers who are well-known to us. These borrowers typically have strong deposit relationships with the Bank.
Credit concentrations.   In connection with the management of our credit portfolio, we actively manage the composition of our loan portfolio, including credit concentrations. We monitor borrower, loan product and industry concentrations on at least a quarterly basis. Loan product concentrations are reviewed annually in conjunction with the portfolio’s credit quality and the business plan for the coming year. All concentrations are monitored by our Chief Credit Officer and our Loan Committee. We have also established an informal, internal limit on loans to one borrower, principal or guarantor of $9.1 million. Our top 20 borrowing relationships range in exposure from $4.9 million to $13.8 million and are monitored on an on-going basis.
Loan approval process.   We seek to achieve an appropriate balance between prudent, disciplined underwriting, on the one hand, and flexibility in our decision-making and responsiveness to our customers, on the other hand. Our credit approval policies have a tiered approval process, with larger exposures referred to the Bank’s internal loan committee and the Loan Committee, as appropriate, based on the size of the loan. Smaller exposures are approved under a three-signature system. Loans with policy exceptions require the next higher level of approval authority, the highest of which is the Loan Committee, depending on dollar amount. These authorities are periodically reviewed and updated by our board of directors. We believe that our credit approval process provides for thorough underwriting and efficient decision making.
Credit risk management.   Credit risk management involves a partnership between our relationship managers and our credit approval, credit administration and collections personnel. Portfolio monitoring and early problem recognition are an important aspect of maintaining our high credit quality standards. Past due reports are reviewed daily, as well as insurance and tax payment monitoring. Our evaluation and compensation program for our relationship managers includes significant goals that we believe motivate the relationship managers to focus on high quality credit consistent with our strategic focus on asset quality.
It is our policy to review all commercial loans in excess of $300 thousand on an annual basis, or more frequently through the receipt of interim financial statements and borrowing base certificates. Our policies require rapid notification of delinquency and prompt initiation of collection actions. Relationship managers, credit administration personnel and senior management proactively support collection activities in order to maximize accountability and efficiency.
As part of these annual review procedures, we analyze recent financial statements of the property and/or borrower to determine the current level of occupancy, revenues and expenses and to investigate any deterioration in the value of the real estate collateral or in the borrower’s financial condition. Upon completion, we update the risk rating grade assigned to each loan. Relationship managers are encouraged to bring potential credit issues to the attention of our Chief Credit Officer immediately upon any sign of deterioration in the performance of the borrower. We maintain a list of loans that receive additional attention if we believe there may be a potential credit risk via our Watch List report.
Loans that are downgraded are reviewed by our Chief Credit Officer, while classified loans undergo a detailed quarterly analysis prepared by the lending officer and reviewed by management and our internal loan committee. This review includes an evaluation of the market conditions, the property’s trends, the borrower and guarantor status, the level of reserves required and loan accrual status. Additionally, we have an independent, third-party review performed on our loan grades and our credit administration functions each year. Finally, we perform an annual stress test of our commercial real estate portfolio, in which we evaluate the impact on the portfolio of declining economic conditions, including lower rental rates, lower occupancy rates, higher interest rates and lower resulting valuations. Management reviews these reports and presents them to our Loan Committee. These asset review procedures provide management with additional information for assessing our asset quality.
Deposits
Deposits are our primary source of funds to support our earning assets. We offer traditional depository products, including checking, savings, money market and certificates of deposit with a variety of rates. Deposits at the Bank are insured by the FDIC up to statutory limits. We price our deposit products with a view to maximizing our share of each customer’s financial services business, and our loan pricing gives value to deposits from our loan customers.
We have built out a network of six deposit-taking branch offices and attracted significant transaction account business through our relationship-based approach. As a result of our significant deposit growth in transaction accounts, which we define as demand, NOW and money market deposits, we have achieved a favorable deposit mix between transaction accounts and certificates of deposit.
Investment Services
On October 15, 2013, we launched Bankwell Investment Services, which provides a range of services, including, but not limited to: 401k rollover planning, retirement planning, asset allocation planning, financial planning, business planning, estate planning, mutual funds, fixed and variable annuities, exchange traded funds, separate managed accounts, stocks and bonds, traditional and Roth IRAs and brokerage certificates of deposits. These services are handled through Kingston Wealth Management Group and Investacorp, Inc. and are not obligations of Bankwell and are not endorsed nor recommended by us. We earn a fixed percentage of the revenue generated on products sold through Kingston Wealth Management Group and Investacorp, Inc., net of commissions paid to the financial advisors. These products and services are not savings accounts, deposits, or other obligations of the Bank and are not insured or guaranteed by the FDIC or any other governmental agency.
Investments
We manage our investment portfolio primarily for liquidity purposes, with a secondary focus on returns through the use of a liquidity portfolio and an earnings portfolio. Our liquidity portfolio’s primary purpose is to provide adequate liquidity necessary to meet any reasonable decline in deposits and any anticipated increase in the loan portfolio. The majority of these securities are classified as available-for-sale. Our earnings portfolio’s primary purpose is to generate earnings adequate to provide and contribute to stable income and to generate a profitable return while minimizing risk. The majority of these securities are classified as held-to-maturity. Additionally, our investment portfolio is used to provide adequate collateral for various regulatory or statutory requirements and to manage our interest rate risk. We invest in a variety of high-grade securities, including government agency securities, government guaranteed mortgage backed securities, highly rated corporate bonds and municipal securities. We regularly evaluate the composition of this category as changes occur with respect to the interest rate yield curve. Although we may sell investment securities from time to time to take advantage of changes in interest rate spreads, it is our policy not to sell investment securities unless we can reinvest the proceeds at a similar or higher spread, so as not to take gains to the detriment of future income.

The investment policy is reviewed annually by our board of directors. Overall investment goals are established by our board of directors, Chief Executive Officer, Chief Financial Officer and our asset/liability management committee, or ALCO. Our board of directors has delegated the responsibility of monitoring our investment activities to ALCO. Day-to-day activities pertaining to the investment portfolio are conducted within our accounting department under the supervision of our Chief Financial Officer.
Competition
The financial services industry in our market and the surrounding area is highly competitive. We compete with commercial banks, savings banks, savings associations, money market funds, mortgage brokers, finance companies, credit unions, insurance companies, investment firms and private lenders in various segments of our business. Many of these competitors have more assets, capital and lending limits, and resources than we do and may be able to conduct more intensive and broader based promotional efforts to reach both commercial and individual customers. Competition for deposit products can depend heavily on pricing because of the ease with which customers can transfer deposits from one institution to another.
We focus our marketing efforts on small to medium-sized businesses, professionals and individuals and their employees. This focus includes retail, service, wholesale distribution, manufacturing and international businesses. We attract these customers based on relationships and contacts that our management and our board of directors have within and beyond the market area. We do not expect to compete with large institutions for the primary banking relationships of large corporations. Rather, we compete for niches in this business segment and for the consumer business of employees of such entities. Many of our larger commercial bank competitors have greater name recognition and offer certain services that we do not. However, we believe that our presence in our primary market area and focus on providing superior service to professionals at small to medium sized businesses and individual employees of such businesses are instrumental to our success.
We emphasize personalized banking services and the advantage of local decision-making in our banking businesses, and this emphasis has been well received by the public in our market area. We derive a majority of our business from our local market area which includes its primary market area of Fairfield County, Connecticut.
Small Business Lending Fund Program
Since 2011, we have participated in the Small Business Lending Fund program, or SBLF, offered by the United States Department of the Treasury, a dedicated investment fund designed to encourage lending to small businesses by providing capital to qualified community banks and community development loan funds with assets of less than $10 billion. In connection with SBLF, the Treasury purchased shares of our preferred stock on August 4, 2011 for an aggregate purchase price of approximately $10,980,000. We used the proceeds from the SBLF funding to repurchase the preferred stock issued by us to the Treasury in connection with its Capital Purchase Program, as well as to provide additional capital to the Bank, allowing the Bank to expand its small business lending programs. In July, 2013, we were ranked first by the Treasury on its list of top performing banks across the nation that participated in SBLF with the highest growth in qualified small business loans (as defined by the Treasury). As a result of our success in making loans through the program, we were allowed to repay the funds at a 1% interest rate. The SBLF funds must be repaid by February 4, 2016 or the interest rate on the preferred stock will automatically increase to 9% per year.
Description of Property
The Bank’s main office is located at 208 Elm Street in New Canaan, Connecticut. The property is leased by us until 2016, with three remaining five-year renewal options. In July 2012, we leased additional space adjacent to 208 Elm Street at 220 Elm Street primarily for our executive management offices. The initial term expires in 2018, with one five-year renewal option.
We also lease office space for each of our branch offices in New Canaan, Norwalk, Stamford and Fairfield, Connecticut, and our loan production office in Bridgeport. The leases for our facilities have terms expiring at dates ranging from 2015 to 2028, although certain of the leases contain options to extend beyond these dates. We own the Wilton branch office. We believe that our current facilities are adequate for our current level of operations.

Each lease is at market rate based on similar properties in the applicable market area. We believe that we have the necessary infrastructure in place to support our projected growth.
Legal Proceedings
From time to time we are a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, future prospects, financial condition, liquidity, results of operation, cash flows or capital levels.
Enterprise Risk Management
We place significant emphasis on risk mitigation as an integral component of our organizational culture. We believe that our emphasis on risk management is manifested in our solid asset quality statistics. Risk management with respect to our lending philosophy focuses, among other things, on structuring credits to provide for multiple sources of repayment, coupled with strong underwriting undertaken by experienced bank officers and credit policy personnel. We perform quarterly loan impairment analyses on criticized loans and criticized asset action plans for those borrowers who display deteriorating financial conditions in order to monitor those relationships and implement corrective measures on a timely basis to minimize losses. In addition, we perform an annual stress test of our commercial real estate portfolio, in which we evaluate the impact on the portfolio of declining economic conditions, including lower rental rates, lower occupancy rates and lower resulting valuations. The stress test focuses only on the cash flow and valuation of the properties and ignores the liquidity, net worth and cash flow of any guarantors related to the credits.
We also focus on risk management in other areas throughout our organization. We have created the position of Chief Risk Officer to oversee the Risk Management function and formulated a risk management Steering Committee. We currently outsource our asset/liability management process to a reputable third party and on a quarterly basis, we run the full interest rate risk model. Results of the model are reviewed and validated by our ALCO. Additionally, we are in the process of strengthening our regulatory compliance and internal control procedures.
Intellectual Property
We do not hold any patents, trademarks, licenses, franchises or concessions materially important to us, other than those required or granted by regulatory authorities.
Full Time Employees
At December 31, 2013, we had a total of 107 full-time equivalent employees. None of our employees are subject to a collective bargaining agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS —  BANKWELL FINANCIAL GROUP, INC.
This section presents management’s perspective on our financial condition and results of operations. The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of future financial outcomes. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.
General
The following discussion and analysis presents our results of operations and financial condition on a consolidated basis. However, because we conduct all of our material business operations through the Bank, the discussion and analysis relates to activities primarily conducted at the Bank.
As a bank holding company, we generate most of our revenue from interest on loans and investments and fee-based revenues. Our primary source of funding for our loans is deposits. Our largest expenses are interest on these deposits and salaries and related employee benefits. We measure our performance primarily through our net interest margin, efficiency ratio, ratio of allowance for loan losses to total loans, return on average assets and return on average equity, among other metrics, while maintaining appropriate regulatory leverage and risk-based capital ratios.
Overview
Bankwell Financial Group, Inc. is a bank holding company headquartered in New Canaan, Connecticut. Through our wholly owned subsidiary, Bankwell Bank, or the Bank, we serve small and medium-sized businesses and retail customers in greater Fairfield County, Connecticut. We have a history of building long-term customer relationships and attracting new customers through what we believe is our strong customer service and our ability to deliver a diverse product offering.
During 2013, we experienced record earnings with strong momentum in our deposit and loan growth. Total revenues increased by 39% over 2012 reflecting a strong net interest margin of 3.94% (a performance ratio measuring net interest income as a percentage of average interest-earning assets) and noninterest income gains of 1,269%. At December 31, 2013, total assets were $779.6 million, an increase of $169.6 million, or 28%, from December 31, 2012. Net loans increased $101.0 million, or 19%, after reflecting sales of $72.6 million, since December 31, 2012. Net loans totaled $621.8 million at December 31, 2013 and deposits totaled $661.5 million, up by $199.4 million, or 43%, for the same period. During fiscal year 2012, assets increased 28% to $610.0 million and loans and deposits increased 44% and 26%, respectively, from December 31, 2011.
We are focused on becoming the “Hometown” bank in the market we serve. We aim to generate long-term growth for our shareholders and are undertaking several key strategic initiatives to achieve this objective. Over the past 24 months, these strategic initiatives have included:
•
  Augmenting our management team with a new Chief Executive Officer and Chief Operating Officer;
•
  Acquiring The Wilton Bank adding approximately $70.9 million of assets and approximately $64.2 million of deposits to our balance sheet.
•
  Hiring new lending officers and supporting growth in our commercial business lending function;
•
  Completing a core system conversion, which we believe will provide operating efficiencies and cost savings and broader product capabilities in future periods; and

•
  Adding cash management services and launching Bankwell Investment Services through an agreement with an investment brokerage firm to provide on-site wealth management specialists who can generate fee-based revenue.
The primary measures we use to evaluate and manage our financial results are set forth in the table below. Although we believe these measures are meaningful in evaluating our results and financial condition, they may not be directly comparable to similar measures used by other financial services companies and may not provide an appropriate basis to compare our results or financial condition to the results or financial condition of our competitors. The following table sets forth the key financial measures we use to evaluate the success of our business and our financial position and operating performance.

	Key Financial Measures(a)
	At or For the Years Ended December 31,
(Dollars in thousands, except per share data)	2013	2012	2011
Selected balance sheet measures:
Total assets	$779,618	$610,016	$477,355
Gross portfolio loans(b)	632,012	530,050	369,294
Deposits	661,545	462,081	367,115
Borrowings	44,000	91,000	58,000
Total equity	69,485	51,534	49,188
Selected statement of income measures:
Total revenue(c)	30,049	21,550	18,851
Net interest income before provision for loan losses	25,327	21,205	17,717
Income before income tax	7,345	1,871	3,201
Net income	5,161	1,214	2,204
Basic earnings per share	1.46	0.39	0.72
Diluted earnings per share	1.44	0.38	0.71
Other financial measures and ratios:
Return on average assets(d)	0.77%	0.22%	0.50%
Return on average common shareholders’ equity(d)	9.89%	3.07%	6.70%
Net interest margin	3.94%	4.11%	4.27%
Efficiency ratio(c)	75.72%	82.76%	78.50%
Tangible book value per share (end of period)(c)(e)	$15.46	$14.50	$13.85
Net charge-off’s to average loans(b)	0.03%	0.07%	0.02%
Nonperforming assets to total assets(f)	0.23%	0.81%	0.78%
Allowance for loan losses to nonperforming loans	835.69%	200.84%	171.88%
Allowance for loan losses to total loans(b)	1.33%	1.50%	1.74%

(a)
  We have derived the selected balance sheet measures as of December 31, 2013 and 2012 and the selected statement of income measures for the years ended December 31, 2013, 2012 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the selected balance sheet measures as of December 31, 2011 from our audited consolidated statement of financial condition not included in this prospectus. The other financial measures and ratios are unaudited and derived from the financial statements as of and for the years presented. Average balances have been computed using daily averages. Our historical results may not be indicative of our results for any future period.
(b)
  Calculated using the principal amounts outstanding on loans.
(c)
  This measure is not a measure recognized under GAAP and is therefore considered to be a non-GAAP financial measure. See “Non-GAAP Financial Measures” for a description of this measure and a reconciliation of this measure to its most directly comparable GAAP measure.
(d)
  Calculated based on net income before preferred stock dividends and net accretion.
(e)
  Excludes preferred stock and unvested restricted stock awards.
(f)
  Nonperforming assets consist of nonperforming loans and other real estate owned.

Quinnipiac Acquisition
On March 31, 2014, we entered into a merger agreement with Quinnipiac. Quinnipiac has one branch located in Hamden, Connecticut, and has applied for a second branch in the neighboring town of North Haven. Both towns are in New Haven County, Connecticut, which will represent a new market for us. At December 31, 2013, Quinnipiac had approximately $99 million in assets, $87 million in deposits and loans of $83 million.
Total consideration for the acquisition is expected to be comprised of our common stock (75%) and cash (25%). The total consideration to be paid to Quinnipiac shareholders, based on the closing price of a share of our common stock on the OTCBB on March 31, 2014, is approximately $15 million. Pursuant to the merger agreement, each outstanding share of Quinnipiac will be converted at the election of the holder into the right to receive 0.56 shares of our common stock, or $12.00 in cash, subject to pro rata adjustments to meet the proportion of stock and cash consideration described above. Outstanding options to purchase Quinnipiac shares will be exchanged for options in our common stock adjusted for the 0.56 fixed exchange ratio. The exercise price per share of our common stock under the new option shall be equal to the exercise price per share of Quinnipiac common stock subject to the Quinnipiac stock option divided by the 0.56 fixed exchange ratio. Outstanding warrants held by founders of Quinnipiac will be automatically converted into a warrant to purchase 0.56 shares of our common stock for $17.86. Upon consummation of the transaction, Quinnipiac will be merged into Bankwell Bank. Upon effectiveness of the merger, we have agreed to increase the number of our directors and of the directors of Bankwell Bank by one, such positions to be filled by the same individual, who will be selected by our board of directors after consulting with Quinnipiac. We intend to file a Form S-4 Registration Statement in connection with the proposed transaction and issuance of Company common stock to Quinnipiac shareholders. We expect the transaction to close in the third quarter of 2014, subject to the requisite approval of the shareholders of Quinnipiac, required regulatory approvals (including approval of Quinnipiac’s branch application for a branch in North Haven), and satisfaction of other customary closing conditions.
The Wilton Bank Acquisition
On November 5, 2013, we acquired all of the outstanding common shares of The Wilton Bank. The Wilton Bank was a state chartered commercial bank located in Wilton, Connecticut, which operated as one branch. As a result of the transaction, The Wilton Bank merged into the Bank. This business combination expanded our presence in Fairfield County and enhanced opportunities for businesses, customer relationships, employees and the communities we serve.
In July 2010, The Wilton Bank agreed to the issuance of a formal, written consent agreement, or the Consent Agreement, with the FDIC and the Connecticut Department of Banking. Under the terms of the Consent Agreement, The Wilton Bank was required to maintain its Tier 1 capital ratio at least equal to 12% of total assets, Tier 1 risk-based capital at least equal to 12% of total risk-weighted assets, and total risk-based capital at least equal to 15% of total risk-weighted assets. The Wilton Bank was in compliance with all terms except the Tier 1 capital ratio as of the acquisition date, at which time the Consent Agreement ceased to apply and is not binding on us. As a result of a decline in their business and regulatory restrictions, The Wilton Bank had not been profitable since 2008. Without these regulatory restrictions, we expect to be able to effectively deploy and use The Wilton Bank’s excess liquidity.
On the acquisition date, The Wilton Bank had shareholders’ equity of $6.3 million, with a book value per share of $17.00. As part of the acquisition, The Wilton Bank shareholders received $13.50 per share resulting in an aggregate deal value of $5.0 million. In accordance with applicable accounting guidance, the amount paid was allocated to the fair value of the net assets acquired, with any excess amounts recorded as goodwill. If the fair value of the net assets is greater than the amount paid, the excess amount is recorded to noninterest income as a gain on the purchase. We recorded a gain of $1.3 million in conjunction with the acquisition, representing the amount that the net assets exceeded the amount paid. Fair values of certain balance sheet items were cash of $35.9 million, loans of $25.1 million and deposits of $64.2 million. The results of The Wilton Bank’s operations have been included in our Consolidated Statement of Income from the acquisition date.

Earnings Overview
2013 Earnings Summary
Our net income for the year ended December 31, 2013 was $5.2 million, an increase of $3.9 million, or 325%, compared to the year ended December 31, 2012. Our returns on average equity and average assets for the year ended December 31, 2013, were 8.17% and 0.77%, respectively, compared to 2.40% and 0.22%, respectively for same period in 2012. Net income available to common shareholders for the year ended December 31, 2013, was $5.1 million, or $1.44 per diluted share, compared to net income available to common shareholders of $1.1 million, or $0.38 per diluted share, for the year ended December 31, 2012.
Our strong improvement in net income for 2013 compared to 2012 was due primarily to strong commercial loan growth, solid asset quality metrics, sales of investment securities and efforts to diversify our revenue sources through sales of commercial loans for the first time during 2013. The increase in net income reflects these factors through increases in net interest income and noninterest income as well as a lower provision for loan losses, partially offset by higher noninterest expenses. While our net interest income increased due to strong loan growth and a reduction in our cost of funds, our net interest margin decreased 17 basis points to 3.94% for the year ended December 31, 2013 compared to the year ended December 31, 2012 reflecting the current interest rate environment in which market yields on new loan growth have been below the average yield of the existing portfolio. The increase in noninterest expenses was mainly due to higher salaries and employee benefits, reflecting staffing additions and higher incentive accruals, occupancy and equipment expense, attributable to costs related to branch relocations and investments in technology and equipment as well as marketing expenses, including our rebranding efforts. Additionally, in connection with our purchase of The Wilton Bank, we recorded a bargain purchase gain in the amount of $1.3 million, which more than offset the merger and acquisition-related expenses of $908 thousand that we recognized in 2013.
Our efficiency ratio was 75.72% for the year ended December 31, 2013 compared to 82.76% for the year ended December 31, 2012. The improvement in our efficiency ratio was attributable to our increased operating leverage as we continued to grow our asset base and expand our noninterest income sources despite increases in our noninterest expense. See “Non-GAAP Financial Measures” for a reconciliation of efficiency ratio to comparable GAAP financial measures.
2012 Earnings Summary
Our net income for the year ended December 31, 2012, was $1.2 million, a decrease of $1.0 million, or 45%, from net income of $2.2 million for the year ended December 31, 2011 due primarily to costs tied to a number of our strategic initiatives and a higher provision for loan losses, mostly offset by higher net interest income. Our returns on average equity and average assets for the year ended December 31, 2012 were 2.4% and 0.22%, respectively, compared to 5.03% and 0.50%, respectively for the year ended December 31, 2011. Net income available to common shareholders was $1.1 million, or $0.38 per diluted share for the year ended December 31, 2012, compared to $2.0 million, or $0.71 per diluted share for the year ended December 31, 2011.
Our net interest income for the year ended December 31, 2012, increased by $3.5 million, or 20% over net interest income for the year ended December 31, 2011, due primarily to growth in average loan balances. Our net interest margin was 4.11% for the year ended December 31, 2012, compared to net interest margin of 4.27% reported in 2011. The decrease in net interest margin was due primarily to the effect of the lower interest rate environment. Our provision for loan losses for the year ended December 31, 2012, was $1.8 million, an increase of $772 thousand from our provision for loan losses for 2011, reflecting our significant loan growth during 2012. In 2012, net charge-offs totaled $305 thousand, or 0.07% of total average loans, compared to $64 thousand, or 0.02% of total average loans in 2011.
Our noninterest income for the year ended December 31, 2012 decreased by $789 thousand, or 70%, from noninterest income for 2011. This decrease was primarily attributable to lower gains and fees from sales of loans and investment securities tied to low levels of loan sale activity and prior year gains on sales of securities. Our noninterest expenses for the year ended December 31, 2012, increased by $3.3 million, or 22%, compared to noninterest expense for 2011 due, in large part, to the commencement of various strategic initiatives to support our future growth plans. These strategic initiatives generated several non-recurring expenses involving salaries and operations as we hired a new Chief Executive Officer prior to the departure of our former Chief Executive Officer, we made a strong commitment to elevating our technology platform, and we engaged consultants to support efforts to grow our community bank model. Additionally, we experienced an operating loss related to wire fraud during 2012 of $478 thousand, which we have since partially recovered. Our income tax expense was $657 thousand for the year ended December 31, 2012, representing a decrease of $340 thousand from income tax expense for 2011. The effective tax rate for the year ended December 31, 2012 was 35.1%, compared to 31.1% for the year ended December 31, 2011, primarily due to increased state tax expense and share-based compensation expense.
Results of Operations
Net Interest Income
Net interest income is the difference between interest earned on loans and securities and interest paid on deposits and other borrowings, and is the primary source of our operating income. Net interest income is affected by the level of interest rates, changes in interest rates and changes in the amount and composition of interest-earning assets and interest-bearing liabilities. Included in interest income are certain loan fees, such as deferred origination fees and late charges. The following tables and discussion present net interest income on a fully taxable equivalent, or FTE basis, by adjusting income and yields on tax-exempt loans and securities to be comparable to taxable loans and securities. We convert tax-exempt income to a FTE basis using the statutory federal income tax rate adjusted for applicable state income taxes net of the related federal tax benefit. The average balances are principally daily averages and, for loans, only include performing loans. Average balances of non-performing loans for the years ending December 31, 2013, 2012 and 2011 totaling $2.9 million, $4.5 million and $2.9 million, respectively have been excluded. Interest income on loans includes the effect of deferred loan fees and costs accounted for as yield adjustments, but does not include interest on loans for which we have ceased to accrue interest. Premium amortization and discount accretion are included in the respective interest income and interest expense amounts.
Year ended December 31, 2013 compared to year ended December 31, 2012
FTE net interest income for the years ended December 31, 2013 and 2012 was $25.7 million and $21.6 million, respectively. Our net interest margin declined 17 basis points to 3.94% for the year ended December 31, 2013, compared to the same period in 2012 due primarily to the effects of the low interest rate environment. While we have experienced significant growth in average loan balances, in the current low interest rate environment, market yields on new loan originations are below the average yield of our existing loan portfolio. Due to the combined effect of new loan growth and the runoff of higher yielding loan balances, we anticipate that interest rates on total earning assets will continue to decline. The impact of this trend is likely to exceed the benefit to be realized in reduced funding costs, resulting in modestly lower net interest margin results in the near term.
FTE basis interest income for the year ended December 31, 2013 increased by $3.7 million to $28.5 million, or 15%, compared to FTE basis interest income for the year ended December 31, 2012 due primarily to loan growth in our commercial real estate and commercial business portfolios. Average interest-earning assets were $651.7 million for the year ended December 31, 2013, up by $126.7 million from the year ended December 31, 2012. The average balance of total loans increased $122.4 million, or 27%, contributing $5.9 million to the increase in interest income. Commercial real estate loan average balances grew by $62.2 million due to strong origination activity reflecting our ability to source quality opportunities and continued economic improvement in our market. Partially offsetting the increase in interest income due to volume was a 33 basis point decrease in the weighted average yield earned on our loan portfolio due to a lower interest rate environment, which caused a reduction of $1.6 thousand in interest income. Total average balance of securities for the year ended December 31, 2013 decreased by $15.4 million, or 27%, from the same period in 2012, reflecting maturities, principal paydowns and sales of $9.4 million of longer-term U.S. Government and agency obligations, partially offset by our purchase of municipal bonds.
Interest expense for the year ended December 31, 2013, was reduced by $427 thousand, or 13%, compared to interest expense for 2012 due to a continued reduction in our funding costs resulting from the sustained low interest rate environment. The weighted average cost of deposits declined 13 basis points to

0.43% due to our measured approach of reducing deposit rates while still experiencing significant deposit growth. The weighted average cost of Federal Home Loan Bank of Boston, or FHLBB, advances declined by 57 basis points to 0.76%, also reflecting the low interest rate environment as higher cost advances matured or were paid off and new advances were utilized. Average funding liabilities for the year ended December 31, 2013, increased by $112.1 million, or 23%, from the year ended December 31, 2012, primarily due to higher average balances of $36.6 million in time deposits, $26.0 million in money market accounts and $17.6 million in noninterest-bearing deposits.
The following table compares the average balances and yields earned on interest-earning assets and the average balances and weighted average rates paid on our funding liabilities for the years ended December 31, 2013 and 2012.

	Average Balance		Change		Rate		Change
Years Ended December 31,	2013	2012	$	%	2013	2012	%
(Dollars in thousands)
Earning assets
Cash and Fed funds sold	$35,599	$16,933	$18,666	110%	0.24%	0.21%	0.03%
Securities(1)	40,932	56,321	(15,389)	(27)	4.31	4.20	0.11
Loans:(2)
Commercial real estate	299,142	236,934	62,208	26	5.06	5.45	(0.39)
Residential real estate	152,498	119,960	32,538	27	3.66	4.02	(0.36)
Construction(3)	38,073	34,177	3,896	11	4.63	5.13	(0.50)
Commercial business	69,252	44,220	25,032	57	5.34	5.36	(0.02)
Home equity	11,287	12,789	(1,502)	(12)	3.74	3.64	0.10
Consumer	308	80	228	285	5.98	12.50	(6.52)
Total loans	570,560	448,160	122,400	27	4.66	4.99	(0.33)
Federal Home Loan Bank stock	4,624	3,615	1,009	28	0.36	0.49	(0.13)
Total earning assets	$651,715	$525,029	$126,686	24%	4.37%	4.72%	(0.35)%
Funding liabilities
Deposits:
NOW	40,554	$31,490	$9,064	29%	0.12%	0.14%	(0.02)%
Money market	116,323	90,342	25,981	29	0.45	0.68	(0.23)
Savings	117,388	102,641	14,747	14	0.46	0.82	(0.36)
Time	158,996	122,350	36,646	30	0.72	0.71	0.01
Total interest-bearing	433,261	346,823	86,438	25	0.52	0.68	(0.16)
Noninterest-bearing	96,009	78,453	17,556	22	—	—	—
Total deposits	529,270	425,276	103,994	24	0.43	0.56	(0.13)
Federal Home Loan Bank advances	69,912	61,836	8,076	13	0.76	1.33	(0.57)
Total funding liabilities	$599,182	$487,112	$112,070	23%	0.47%	0.66%	(0.19)%

(1)
  Average balances and yields for securities are based on amortized cost
(2)
  Average balances and yields for loans exclude nonperforming loans
(3)
  Includes commercial and residential real estate construction loans
Year ended December 31, 2012 compared to year ended December 31, 2011
FTE net interest income totaled $21.6 million for the year ended December 31, 2012, compared to $18.1 million for the same period in 2011. Our net interest margin declined 16 basis points to 4.11% in 2012 from 4.27% in 2011, primarily due to a 23 basis point reduction in the weighted average yield on our interest-earning assets, a result of the low interest rate environment on new asset growth and refinancing activity. Interest income for the year ended December 31, 2012, increased by $3.5 million, or 19%, compared to interest income for the 2011 fiscal year due to a $4.7 million increase in loan portfolio earnings, which was primarily in our commercial real estate portfolio and due to an increase in our average loan balances.
Average interest-earning assets were $525.0 million for the year ended December 31, 2012, representing an increase of $101.9 million from average interest-earning assets for 2011. During 2012, the average balance of total loans increased $126.4 million, or 39%, contributing $6.7 million of the increase in net interest income. Commercial real estate loan average balances grew by $96.4 million in 2012 due to strong origination activity reflecting our ability to source quality opportunities, the expansion of the number of lenders and continued economic improvement in our market. Partially offsetting the increase due to volume was a 49 basis point decrease in the weighted average yield earned on our loan portfolio due to the lower interest rate environment, which caused a decline of $2.0 million in net interest income. Total average securities for the year ended December 31, 2012 decreased by $24.3 million, or 30%, from 2011, largely reflecting sales of longer-term U.S. Government and agency obligations.
Interest expense increased by $322 thousand, or 11%, during 2012, due primarily to a $71.2 million increase in the average balance of interest-bearing deposits. Average funding liabilities for the year ended December 31, 2012 increased by $96.0 million, or 25%, from 2011, reflecting increases of $37.4 million and $29.4 million, respectively, in savings and money market deposits and $17.4 million in FHLBB advances. The weighted average rate paid on total funding liabilities, which includes noninterest-bearing deposits, was 0.66% for the year ended December 31, 2012, a seven basis point reduction from 2011. During 2012, the weighted average cost of FHLBB advances declined by 58 basis points to 1.33%, reflecting the sustained low interest rate environment, while the weighted average cost of deposits declined two basis points to 0.56%, reflecting our focus on deposit growth versus a cost reduction strategy.
The following table compares the average balances and yields earned on interest-bearing assets and weighted averages rates paid on our funding liabilities for the years ended December 31, 2012 and 2011.

	Average Balance		Change		Rate		Change
Years Ended December 31,	2012	2011	$	%	2012	2011	%
(Dollars in thousands)
Earning assets
Cash and Fed funds sold	$16,933	$17,401	$(468)	(3)%	0.21%	0.27%	(0.06)%
Securities(1)	56,321	80,586	(24,265)	(30)	4.20	4.03	0.17
Loans:(2)
Commercial real estate	236,934	140,536	96,398	69	5.45	6.00	(0.55)
Residential real estate	119,960	96,244	23,716	25	4.02	4.95	(0.93)
Construction(3)	34,177	34,118	59	0	5.13	5.57	(0.44)
Commercial business	44,220	35,246	8,974	25	5.36	5.63	(0.27)
Home equity	12,789	15,223	(2,434)	(16)	3.64	3.36	0.28
Consumer	80	393	(313)	(80)	12.50	10.43	2.07
Total loans	448,160	321,760	126,400	39	4.99	5.48	(0.49)
Federal Home Loan Bank stock	3,615	3,364	251	7	0.49	0.30	0.19
Total earning assets	$525,029	$423,111	$101,918	24%	4.72%	4.95%	(0.23)%
Funding liabilities
Deposits:
NOW	$31,490	$30,288	$1,202	4%	0.14%	0.14%	—%
Money market	90,342	60,941	29,401	48	0.68	0.83	(0.15)
Savings	102,641	65,223	37,418	57	0.82	0.81	0.01
Time	122,350	119,207	3,143	3	0.71	0.79	(0.08)
Total interest-bearing	346,823	275,659	71,164	26	0.68	0.73	(0.05)
Noninterest-bearing	78,453	70,964	7,489	11	—	—	—
Total deposits	425,276	346,623	78,653	23	0.56	0.58	(0.02)
Federal Home Loan Bank advances	61,836	44,452	17,384	39	1.33	1.91	(0.58)
Total funding liabilities	$487,112	$391,075	$96,037	25%	0.66%	0.73%	(0.07)%

(1)
  Average balances and yields for securities are based on amortized cost
(2)
  Average balances and yields for loans exclude nonperforming loans
(3)
  Includes commercial and residential real estate construction loans

Average balance sheet, FTE basis interest income, interest expense, average yields earned and rates paid
The following table presents average balance sheet information, FTE basis interest income, interest expense and the corresponding average yields earned and rates paid for the years ended December 31, 2013, 2012 and 2011. Tax-exempt income is converted to a FTE basis using the statutory federal income tax rate adjusted for applicable state income taxes net of the related federal tax benefit. The average balances are principally daily averages and, for loans, only include performing balances. Average balances of non-performing loans for the years ended December 31, 2013, 2012 and 2011 totaling $2.9 million, $4.5 million and $2.9 million, respectively have been excluded. Interest income on loans includes the effect of deferred loan fees and costs accounted for as yield adjustments, but does not include interest on loans for which we have ceased to accrue interest. Premium amortization and discount accretion are included in the respective interest income and interest expense amounts.

	Years ended December 31,
	2013			2012			2011
(Dollars in thousands)	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate
Assets:
Cash and Fed funds sold	$35,599	$84	0.24%	$16,933	$35	0.21%	$17,401	$47	0.27%
Securities(1)	40,932	1,766	4.31	56,321	2,366	4.20	80,586	3,249	4.03
Loans:(2)
Commercial real estate	299,142	15,124	5.06	236,934	12,919	5.45	140,536	8,434	6.00
Residential real estate	152,498	5,577	3.66	119,960	4,826	4.02	96,244	4,766	4.95
Construction(3)	38,073	1,763	4.63	34,177	1,752	5.13	34,118	1,899	5.57
Commercial business	69,252	3,699	5.34	44,220	2,370	5.36	35,246	1,983	5.63
Home equity	11,287	423	3.74	12,789	465	3.64	15,223	511	3.36
Consumer	308	18	5.98	80	10	12.50	393	41	10.43
Total loans	570,560	26,604	4.66	448,160	22,342	4.99	321,760	17,634	5.48
Federal Home Loan Bank stock	4,624	17	0.36	3,615	18	0.49	3,364	10	0.30
Total earning assets	651,715	$28,471	4.37%	525,029	$24,761	4.72%	423,111	$20,940	4.95%
Other assets	17,782			16,297			15,166
Total assets	$669,497			$541,326			$438,277
Liabilities and shareholders’ equity:
Deposits:
Noninterest-bearing	$96,009	$—	—%	$78,453	$—	—%	$70,964	$—	—%
NOW	40,554	49	0.12	31,490	45	0.14	30,288	44	0.14
Money market	116,323	498	0.45	90,342	612	0.68	60,941	506	0.83
Savings	117,388	543	0.46	102,641	846	0.82	65,223	527	0.81
Time	158,996	1,143	0.72	122,350	864	0.71	119,207	946	0.79
Total deposits	529,270	2,233	0.43	425,276	2,367	0.56	346,623	2,023	0.58
Federal Home Loan Bank advances	69,912	532	0.76	61,836	825	1.33	44,452	847	1.91
Total funding liabilities	599,182	$2,765	0.47%	487,112	$3,192	0.66%	391,075	$2,870	0.73%
Other liabilities	7,173			3,642			3,350
Shareholders’ equity	63,142			50,572			43,852
Total liabilities and shareholders’ equity	$669,497			$541,326			$438,277
Net interest income(4)		$25,706			$21,569			$18,070
Interest rate spread			3.90%			4.06%			4.22%
Net interest margin(5)			3.94%			4.11%			4.27%

(1)
  Average balances and yields for securities are based on amortized cost.
(2)
  Average balances and yields for loans exclude nonperforming loans.
(3)
  Includes commercial and residential real estate construction loans.
(4)
  The adjustment for securities and loans taxable equivalency was $379 thousand, $364 thousand and $353 thousand, respectively, for the years ended December 31, 2013, 2012 and 2011.
(5)
  Net interest income as a percentage of total earning assets.

Effect of changes in interest rates and volume of average earning assets and average interest-bearing liabilities
The following table shows the extent to which changes in interest rates and changes in the volume of average earning assets and average interest-bearing liabilities have affected net interest income. For each category of earning assets and interest-bearing liabilities, information is provided relating to: changes in volume (changes in average balances multiplied by the prior year’s average interest rates); changes in rates (changes in average interest rates multiplied by the prior year’s average balances); and the total change. Changes attributable to both volume and rate have been allocated proportionately based on the relationship of the absolute dollar amount of change in each.

	Year Ended December 31, 2013 vs 2012 Increase (Decrease)			Year Ended December 31, 2012 vs 2011 Increase (Decrease)
(In thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest and dividend income:
Cash and Fed funds sold	$44	$5	$49	$(1)	$(11)	$(12)
Securities	(662)	62	(600)	(1,014)	131	(883)
Loans:
Commercial real estate	3,198	(993)	2,205	5,318	(833)	4,485
Residential real estate	1,220	(469)	751	1,049	(989)	60
Construction	189	(178)	11	4	(151)	(147)
Commercial business	1,337	(8)	1,329	485	(98)	387
Home equity	(56)	14	(42)	(86)	40	(46)
Consumer	16	(8)	8	(38)	7	(31)
Total loans	5,904	(1,642)	4,262	6,732	(2,024)	4,708
Federal Home Loan Bank stock	4	(5)	(1)	1	7	8
Total change in interest and dividend income	5,290	(1,580)	3,710	5,718	(1,897)	3,821
Interest expense:
Deposits:
NOW	12	(8)	4	2	(1)	1
Money market	148	(262)	(114)	212	(106)	106
Savings	108	(411)	(303)	308	11	319
Time	263	16	279	24	(106)	(82)
Total deposits	531	(665)	(134)	546	(202)	344
Federal Home Loan Bank advances	97	(390)	(293)	275	(297)	(22)
Total change in interest expense	628	(1,055)	(427)	821	(499)	322
Change in net interest income	$4,662	$(525)	$4,137	$4,897	$(1,398)	$3,499

Provision for Loan Losses
The provision for loan losses is based on management’s periodic assessment of the adequacy of our allowance for loan losses which, in turn, is based on such interrelated factors as the composition of our loan portfolio and its inherent risk characteristics, the level of nonperforming loans and net charge-offs, both current and historic, local economic and credit conditions, the direction of real estate values, and regulatory guidelines. The provision for loan losses is charged against earnings in order to maintain our allowance for loan losses and reflects management’s best estimate of probable losses inherent in our loan portfolio at the balance sheet date.
Under accounting standards for business combinations, acquired loans are recorded at fair value with no loan loss allowance on the date of acquisition. A provision for loan losses will be recorded for the emergence of new probable and estimable losses on acquired loans which were not impaired as of the acquisition date. As of and for the year ended December 31, 2013, there was no provision or allowance for loan losses related to the loan portfolio that we acquired from The Wilton Bank on November 5, 2013 for this reason.
The provision for loan losses for the year ended December 31, 2013 was $585 thousand compared to a $1.8 million provision for loan losses for the year ended December 31, 2012. The lower 2013 provision for loan losses is attributable to the low level of net charge-offs, nonperforming and past due loans and an overall improvement in our credit quality. The 2012 provision for loan losses reflected increases in net charge-offs, nonaccrual loans, and troubled debt restructured loans as well as significant growth in our commercial loan portfolio compared to 2011. The provision charged to earnings in 2011 was $1.0 million. For a more detailed discussion of our allowance for loan losses methodology, see “— Allowance for Loan Losses.”
Noninterest Income
Noninterest income is a component of our revenue and is comprised primarily of fees generated from loan and deposit relationships with our customers, fees generated from sales and referrals of loans and gains on sales of our investment securities. The following table compares noninterest income for the years ended December 31, 2013, 2012 and 2011.

	Years Ended December 31,			2013 / 2012 Change		2012 / 2011 Change
(Dollars in thousands)	2013	2012	2011	$	%	$	%
Service charges and fees	$495	$345	$337	$150	43%	$8	2%
Gains and fees from sales and referrals of loans	2,020	18	547	2,002	11,122	(529)	(97)
Gain on bargain purchase	1,333	—	—	1,333	100	—	—
Net gain (loss) on available for sale securities	648	(18)	250	666	3,700	(268)	(107)
Gain on sale of foreclosed real estate	63	—	—	63	100	—	—
Other	163	—	—	163	100	—	—
Total noninterest income	$4,722	$345	$1,134	$4,377	1,269%	$(789)	(70)%

Year ended December 31, 2013 compared to year ended December 31, 2012
Noninterest income totaled $4.7 million for the year ended December 31, 2013, compared to $345 thousand for the year ended December 31, 2012. This increase was primarily due to gains we recorded on sales of commercial loans and available for sale securities as well as a one-time bargain purchase gain of $1.3 million recorded in connection with our acquisition of The Wilton Bank.
Service charges and fees.   We earn fees from our customers for deposit-related services. For the year ended December 31, 2013, service charges and fees totaled $495 thousand. The increase of $150 thousand, or 43%, over the year ended December 31, 2012 was primarily due to increases in ATM and debit card fees and non-sufficient fund charges caused by an increase in our pricing schedule at the beginning of 2013 and, to a lesser extent, higher volume levels.
Gains and fees from sales and referrals of loans.   Loan sales are dependent on origination volume and are sensitive to interest rates, housing and market conditions. During the year ended December 31, 2013, we recorded income of $1.8 million on the sale of $65.0 million of commercial mortgage loans, $93 thousand on the sale of $1.0 million of small business administration commercial loans and $84 thousand on sales of residential mortgage loans. We sold the loans described above in response to favorable market conditions as well as our desire to reduce our ratio of commercial mortgage loans to total risk-based capital. As part of the commercial mortgage loan sales, we incurred fees to a third party of $258 thousand, which were recorded under professional fees in noninterest expense.
Gain on bargain purchase.   We recorded a gain of $1.3 million in conjunction with our acquisition of The Wilton Bank. In accordance with applicable accounting guidance, the amount paid is allocated to the fair value of the net assets acquired, with any excess amounts recorded as goodwill. If the fair value of the net assets is greater than the amount paid, the excess amount is recorded to noninterest income as a gain on the purchase.
Net gain (loss) on sale of available for sale securities.   We sell available-for-sale investment securities from time to time for various business purposes, including funding loan demand and managing asset / liability sensitivity. Net gains on the sale of available-for-sale securities totaled $648 thousand for the year ended

December 31, 2013 compared to a net loss of $18 thousand for the same period in 2012 due to market conditions at the time as well as the type of securities sold. Investment grade securities were sold in the first half of the year to shorten the duration of the portfolio and to capitalize on favorable market conditions.
Gain on sale of foreclosed real estate.   During 2012, we took possession of two properties that we later sold in 2013. In addition, in 2013 we sold a foreclosed property that we attained in our acquisition of The Wilton Bank. Net gains on the sale of foreclosed real estate of $63 thousand were recorded in 2013, reflecting these sales.
Other.   We recorded other income of $163 thousand during the year ended December 31, 2013, primarily reflecting the partial recovery of a wire fraud loss, which occurred in 2012. The increase in other income also reflected earnings on bank-owned life insurance and rental income of $31 thousand and $18 thousand, respectively. In the fourth quarter of 2013, we purchased $10 million of bank-owned life insurance on certain employees and recorded income representing the increase in the cash surrender value of the policies. Included in the acquisition of The Wilton Bank was the building, of which a portion is rented.
Year ended December 31, 2012 compared to year ended December 31, 2011
Noninterest income totaled $345 thousand in 2012, a decrease of $789 thousand from 2011. This decrease was due primarily to low levels of loan sale activity and a decrease in prior year gains on sales of securities, while income from service charges and fees remained level.
Service charges and fees.   For the year ended December 31, 2012, service charges and fees earned on deposit related services totaled $345 thousand compared to $337 thousand for the year ended December 31, 2011.
Gains and fees from sales and referrals of loans.   Gains from sales of loans totaled $18 thousand for the year ended December 31, 2012 compared to $547 thousand for the year ended December 31, 2011. The lower 2012 gains from sales of loans were due to lower residential mortgage loan sales, which we attribute to the fact that new mortgage loan originations during 2012 were primarily adjustable-rate products, which are held in portfolio and not sold in the secondary market, reflecting current consumer trends.
Net gain (loss) on sale of available-for-sale securities.   For the year ended December 31, 2012, available for sale securities were sold, which resulted in a net loss recorded to earnings of $18 thousand. This compared to net gains of $250 thousand recorded for the year ended December 31, 2011.
Noninterest Expense
The following table compares noninterest expense for the years ended December 31, 2013, 2012 and 2011.

	Years Ended December 31,			2013 / 2012 Change		2012 / 2011 Change
(Dollars in thousands)	2013	2012	2011	$	%	$	%
Salaries and employee benefits	$11,565	$9,426	$8,506	$2,139	23%	$920	11%
Occupancy and equipment	3,707	3,004	2,428	703	23	576	24
Professional services	1,595	1,546	715	49	3	831	116
Data Processing	1,333	1,202	865	131	11	337	39
Marketing	928	333	342	595	179	(9)	(3)
Merger and acquisition related expenses	908	—	—	908	100	—	—
FDIC insurance	333	365	472	(32)	(9)	(107)	(23)
Director fees	304	366	288	(62)	(17)	78	27
Foreclosed real estate	7	9	—	(2)	(22)	9	100
Amortization of intangibles	18	—	—	18	100	—	—
Other	1,421	1,607	985	(186)	(12)	622	63
Total noninterest expense	$22,119	$17,858	$14,601	$4,261	24%	$3,257	22%

Year ended December 31, 2013 compared to year ended December 31, 2012
Noninterest expense was $22.1 million for the year ended December 31, 2013, compared to $17.9 million for the year ended December 31, 2012. The increase of $4.3 million, or 24%, largely reflects our ongoing strategic initiative efforts that began in 2012. These efforts have included hiring of some of our senior management team, evaluating and investing in core systems, maximizing core competencies, assessing loan and fee income diversification avenues and exploring alternative investment strategies to prepare for future growth. Additionally, we recorded one-time expenses of $908 thousand related to our The Wilton Bank acquisition.
Salaries and employee benefits.   Salaries and employee benefit costs are the largest component of noninterest expense and include employee payroll expense, equity and non-equity incentive compensation, health insurance, benefit plans and payroll taxes. Salaries and employee benefits increased by $2.1 million, or 23%, for the year ended December 31, 2013 compared to the same period in 2012, largely reflecting higher staffing levels and incentive accruals. Staffing increased to 106 full-time employees at December 31, 2013 from 85 at December 31, 2012, which included a new Chief Operating Officer position in April 2013 and the opening of a loan production office in July 2012. Additionally, the costs of employee benefits have risen significantly including a $243 thousand, or 73%, increase in medical and dental expenses.
Occupancy and equipment.   Rent, depreciation and maintenance costs comprise the majority of occupancy and equipment expenses, which increased by $703 thousand, or 23%, in the year ended December 31, 2013, compared to the year ended December 31, 2012. The increase primarily related to costs associated with the relocation of two branch locations, which included approximately $300 thousand of fixed asset write-offs, a loan production office opened in July 2012, expansion of the corporate premises and investments related to technology and other equipment.
Professional services.   Professional services include legal, audit and professional fees paid to external parties. For the year ended December 31, 2013 professional services increased by $49 thousand, or 3%, compared to the year ended December 31, 2012. The 2013 expense also reflects commercial mortgage loan sale fees of $258 thousand.
Data processing.   Data processing expense for our core systems totaled $1.3 million for the year ended December 31, 2013, compared to $1.2 million for the year ended December 31, 2012.
Marketing.   Marketing expenses for the years ended December 31, 2013 and 2012 totaled $928 thousand and $333 thousand, respectively. In addition to supporting loan and deposit growth, the increase of $595 thousand, or 179%, also reflects costs associated with consolidating and rebranding The Bank of New Canaan and The Bank of Fairfield under a single entity with the Bankwell Bank name. BNC Financial Group was also rebranded as Bankwell Financial Group. These changes became effective in September 2013.
FDIC insurance.   We are subject to risked-based assessment fees by the FDIC for deposit insurance. For the years ended December 31, 2013 and 2012, FDIC insurance expense was $333 thousand and $365 thousand, respectively.
Director fees.   Director fees totaled $304 thousand for the year ended December 31, 2013 and $366 thousand for the year ended December 31, 2012, representing fees paid to the boards of directors for BNC Financial Group, The Bank of New Canaan and The Bank of Fairfield. Upon the merger of the Bank of New Canaan and The Bank of Fairfield in September 2013, the boards of directors of the banks were also merged.
Foreclosed real estate.   Expenses related to properties acquired through foreclosure or repossession are included in foreclosed real estate costs. For the years ended December 31, 2013 and 2012, foreclosed real estate expenses were $7 thousand and $9 thousand, respectively.
Amortization of intangibles.   In conjunction with our The Wilton Bank acquisition, we recorded a core deposit intangible asset of $499 thousand, which is being amortized over 9.3 years on a double declining balance basis. Amortization expense for the year ended December 31, 2013 was $18 thousand.

Merger and acquisition related expenses.   Merger and acquisition related expenses primarily relate to legal, consulting, system conversion, severance and marketing expenses incurred as a result of our The Wilton Bank acquisition. For the year ended December 31, 2013, these expenses totaled $908 thousand.
Other.   These expenses include costs for insurance, communications, supplies, education and training, business development activities and other operations. For the years ended December 31, 2013 and 2012, other noninterest expenses totaled $1.4 million and $1.6 million, respectively, reflecting our strategic and organic growth.
Year ended December 31, 2012 compared to year ended December 31, 2011
Noninterest expense was $17.9 million for the year ended December 31, 2012, an increase of $3.3 million, or 22%, compared to noninterest expense for the year ended December 31, 2011. Excluding a 2012 non-recurring wire fraud loss of $478 thousand, recorded in other expenses, noninterest expenses increased $2.8 million, or 19%, largely reflecting costs tied to a number of our strategic initiatives.
Salaries and employee benefits.   Salaries and employee benefits totaled $9.4 million for the year ended December 31, 2012, an increase of $920 thousand, or 11%, compared to salary and employee benefits for 2011. This increase largely reflects costs related to higher staffing levels to support strategic growth. We hired our new CEO in the second quarter 2012, first in an interim role, and she then transitioned to full-time CEO in September 2012. The year-over-year increase in costs was also due to the dissolution of our former CEO’s employment agreement.
Occupancy and equipment.   Occupancy and equipment costs increased by $576 thousand in 2012 compared to 2011, reflecting increased rental expenses, occupancy and equipment maintenance costs. These increased costs primarily related to a new loan production office that we opened in July 2012, expansion of our corporate premises as well as investments related to technology and other equipment.
Professional services.   Professional services increased by $831 thousand, or 116%, in 2012 compared to 2011, reflecting higher consulting and legal expenses to support certain strategic initiatives, including evaluating core systems, maximizing our core competencies, assessing our loan and fee income diversification initiatives and exploring alternative investment strategies.
Data processing.   Costs associated with investment in our technology platform were reflected in data processing fees, which increased by $337 thousand, or 39%, in 2012 compared to 2011, primarily due to higher website and application fee expenses.
Marketing.   Marketing expenses for the years ended December 31, 2012 and 2011 totaled $333 thousand and $342 thousand, respectively, and primarily consist of advertising expenses to promote our loan and deposit products.
Director fees.   Director fees totaled $366 thousand for the year ended December 31, 2012 and $288 thousand for the year ended December 31, 2011, representing fees paid to the boards of directors for the Company, The Bank of New Canaan and The Bank of Fairfield. The year over year increase primarily reflected an increase in the number of meetings held.
FDIC insurance.   FDIC insurance expense for the year ended December 31, 2012, declined by $107 thousand, or 23%, from the year ended December 31, 2011, reflecting lower assessment rates and a statutory change in the calculation method that was effective for the second quarter of 2011.
Other.   The largest component of the $622 thousand increase in other expenses in 2012 compared to 2011 was a $478 thousand charge related to a wire fraud loss. Excluding this fraud loss, which management believes to be non-recurring in nature, other expenses increased by $144 thousand reflecting increases in business development expenses, courier and dues and subscription expenses.
Income Taxes
Income tax expense for the years ended December 31, 2013, 2012 and 2011 totaled $2.2 million, $657 thousand and $997 thousand, respectively. The effective tax rates for the years ended December 31, 2013, 2012 and 2011, were 29.7%, 35.1% and 31.1%, respectively. The decrease in the effective tax rate for the year ended December 31, 2013 reflects increases in nontaxable income, including the gain realized on our The

Wilton Bank acquisition. The increase in the effective tax rate for the year ended December 31, 2012, reflects increased state tax expense and increased equity-based compensation expense, partially offset by increases in municipal interest income and the change in the valuation allowance.
Our net deferred tax asset at December 31, 2013, was $5.8 million, compared to $2.8 million, at December 31, 2012. The increase in the deferred tax asset at December 31, 2013 is primarily related to net operating loss carryforwards and purchase accounting adjustments related to the acquisition of The Wilton Bank as well as the decrease in the deferred tax liability related to the net unrealized gain on available for sale securities, which decreased by $692 thousand from $963 thousand at December 31, 2012 to $271 thousand at December 31, 2013. At December 31, 2013 and 2012, a valuation allowance against the deferred tax benefits of the state operating loss carry forwards and other state deferred tax assets totaled $682 thousand and $182 thousand, respectively, reflecting that it is more likely than not that some of these deferred tax assets will not be realized. At December 31, 2013, there were federal net operating loss carry forwards of approximately $3.5 million and approximately $6.0 million net operating loss carryforwards for state tax purposes. See Note 12 to our Consolidated Financial Statements included elsewhere in this prospectus for further information regarding income taxes.
Financial Condition
Summary
Total assets at December 31, 2013 were $779.6 million, an increase of $169.6 million, or 28%, from the December 31, 2012 balance of $610.0 million. This increase was primarily due to our The Wilton Bank acquisition as well as organic growth. Net loans were $621.8 million at December 31, 2013, up by $101.0 million from December 31, 2012, reflecting acquired loans of $24.1 million and growth in the commercial business and commercial real estate loan portfolios of $30.5 million and $25.8 million, respectively. Cash balances increased by $53.1 million during 2013, reflecting acquired balances and proceeds from loan sales in the fourth quarter. Also in the fourth quarter of 2013, we purchased $10.0 million of bank-owned life insurance to diversify our revenue sources and yield tax-free earnings.
Total liabilities at December 31, 2013 were $710.1 million, an increase of $151.6 million from the December 31, 2012 balance of $558.5 million. This increase was primarily due to an increase in deposits of $199.5 million, consisting of organic growth of $135.3 million and the acquired balances of $64.2 million, as well as a decrease in FHLBB borrowings of $47.0 million. Shareholders’ equity totaled $69.5 million at December 31, 2013, an increase of $18.0 million, or 35%, from December 31, 2012, largely due to approximately $13.2 million of proceeds from our two capital raises, and net income of $5.2 million. The Bank exceeded the regulatory minimum capital levels to be considered well-capitalized with total risk-based capital of 10.74% at December 31, 2013. The Bank also had Tier 1 risk-based capital of 9.49% Tier 1 capital to average assets ratio of 7.91% at December 31, 2013.
Loan Portfolio
We originate commercial and residential real estate loans, including construction loans, commercial business loans, home equity and other consumer loans. Lending activities are primarily conducted within our market of Fairfield County and the surrounding Connecticut region. Our loan portfolio is the largest category of our earning assets.
Total loans before deferred loan fees were $632.0 million at December 31, 2013, up by $102.0 million, or 19%, from December 31, 2012, and up by $262.7 million, or 71%, from December 31, 2011. Since December 31, 2007, total loans have increased $487.1 million from $144.9 million. This growth reflects the expansion of our branch network, including our The Wilton Bank acquisition. Commercial real estate loans have experienced the most significant growth, complemented by increases in the residential real estate and commercial business loan portfolios. The acquired loans were recorded at fair value with no carryover of the related allowance for credit losses. The balance of acquired loans at December 31, 2013 was $24.1 million.

The following table compares the composition of our loan portfolio for the dates indicated:

	At December 31,					2013 / 2012 Change	2012 / 2011 Change
	2013			2012	2011
(In thousands)	Originated	Acquired	Total
Real estate loans:
Residential	$155,874	$—	$155,874	$144,288	$104,754	$11,586	$39,534
Commercial	305,823	10,710	316,533	284,763	173,951	31,770	110,812
Construction	44,187	7,358	51,545	33,148	40,422	18,397	(7,274)
Home equity loans	9,625	4,267	13,892	11,030	14,815	2,862	(3,785)
	515,509	22,335	537,844	473,229	333,942	64,615	139,287
Commercial business loans	92,173	1,393	93,566	56,764	35,041	36,802	21,723
Consumer loans	225	377	602	57	311	545	(254)
Total loans	$607,907	$24,105	$632,012	$530,050	$369,294	$101,962	$160,756

Primary loan categories
Residential real estate.   Residential real estate loans increased by $11.6 million, or 8%, year-over-year, in 2013, and by $39.5 million, or 38%, year-over-year, in 2012, and amounted to $156.1 million, representing 25% of total loans at December 31, 2013. We originate residential real estate mortgages for our loan portfolio and for sale in the secondary market. Loans may be sold with servicing retained or released. The mix and volume of residential mortgage loan originations vary in response to changes in market interest rates and customer preferences. During the years ended December 31, 2013 and 2012, the majority of our mortgage originations were comprised of adjustable-rate loans for our loan portfolio. The improving economy, sustained low interest rate environment and increased marketing efforts are all key factors in our ongoing strategy to grow our portfolio of residential real estate loans.
Interest only adjustable-rate mortgage loans comprise 37% of residential real estate loans and 9% of total loans. These loans are underwritten to the same standards as amortizing residential mortgage loans and generally have the same risk profile. We do not believe that these loans present any special risk due, in part, to borrower demographic (geographic location and per capita income), the high percentage of current appraisal values and our performance of stress testing prior to converting to an amortizing loan.
Commercial real estate.   Commercial real estate loans were $316.5 million and represented 50% of our total loan portfolio, at December 31, 2013, a net increase of $31.8 million, or 11%, from December 31, 2012. Partially offsetting strong origination activity was the sale of $65.0 million of commercial real estate loans during 2013. We enacted these sales to reduce our ratio of commercial real estate loans to total risk-based capital and to take advantage of favorable market conditions. During 2012, commercial real estate loans grew by $110.8 million, or 64%, from December 31, 2011. Commercial real estate loan growth during these periods largely reflects experienced lenders in the marketplace and the ability to source quality opportunities, the expansion of the number of lenders with the opening of our Bridgeport, Connecticut loan production office in July 2012 as well as enhanced lending to existing customers and continued economic improvement in our market. Commercial real estate loans are secured by a variety of property types, including office buildings, retail facilities, commercial mixed use and multi-family dwellings.
Commercial business.   Commercial business loans were $92.2 million and represented 15% of our total loan portfolio at December 31, 2013, compared to $56.8 million and 11%, of the total portfolio at December 31, 2012 and $35.0 million and 9%, of the total loan portfolio at December 31, 2011. Over the past two years our commercial business loan portfolio has almost tripled, largely reflecting our commitment to this segment, including small business lending. Commercial business loans primarily provide working capital, equipment financing, financing for leasehold improvements and financing for expansion and are generally secured by assignments of corporate assets, real estate and personal guarantees of the business owners.

Construction.   Construction loans were $51.5 million at December 31 2013, up by $18.4 million from December 31, 2012, with $33.6 million attributable to commercial construction and $17.9 million attributable to residential construction. Construction loans totaled $33.1 million at December 31, 2012, of which $23.4 million were commercial construction and $9.6 million were residential construction. At December 31, 2011, construction loans totaled $40.4 million, with $22.1 million in commercial construction and $18.3 million in residential construction. Commercial construction loans consist of commercial development projects, such as condominiums, apartment building and single-family subdivisions as well as office buildings, retail and other income producing properties and land loans, while residential construction loans are to individuals to finance the construction of residential dwellings for personal use.
Home equity.   Home equity loans increased by $2.9 million, or 26%, during the year ended December 31, 2013 and totaled $13.9 million at December 31, 2013. The increase from the December 31, 2012 balance of $11.0 million primarily reflected loans acquired from The Wilton Bank. Total home equity loans consist of home equity lines of credit, which are secured by owner-occupied one- to four-family residential properties.
Consumer.   Consumer loans totaled $602 thousand at December 31, 2013 compared to $57 thousand at December 31, 2012, reflecting loans acquired from The Wilton Bank. Consumer loans are secured by passbook or certificate accounts, or automobiles, as well as unsecured personal loans and overdraft lines of credit.
We evaluate the appropriateness of our underwriting standards in response to changes in national and regional economic conditions, including such matters as market interest rates, energy prices, trends in real estate values, and employment levels. Based on our assessment of these matters, underwriting standards and credit monitoring activities are enhanced from time to time in response to changes in these conditions.
The following table presents an analysis of the maturity of our commercial real estate, construction and commercial business loan portfolios as of December 31, 2013.

	December 31, 2013
(In thousands)	Commercial real estate	Construction	Commercial business	Total
Amounts due:
One year or less	$16,645	$15,598	$14,706	$46,949
After one year:
One to five years	93,496	35,947	37,520	166,963
Over five years	206,392	—	41,340	247,732
Total due after one year	299,888	35,947	78,860	414,695
Total	$316,533	$51,545	$93,566	$461,644

The following table presents an analysis of the interest rate sensitivity of our commercial real estate, construction and commercial business loan portfolios due after one year of December 31, 2013.

	December 31, 2013
	Interest Rate
(In thousands)	Adjustable	Fixed	Total
Commercial real estate	$95,783	$204,105	$299,888
Construction	14,154	21,793	35,947
Commercial business	42,702	36,158	78,860
Total loans due after one year	$152,639	$262,056	$414,695

Asset Quality
We actively manage asset quality through our underwriting practices and collection operations. Our board of directors monitors credit risk management through two committees, the loan committee and the audit committee. The loan committee has primary oversight responsibility for the credit granting function including approval authority for credit granting policies, review of management’s credit granting activities and approval of large exposure credit requests. The audit committee oversees management’s systems and procedures to monitor the credit quality of our loan portfolio, conduct a loan review program, maintain the integrity of the loan rating system and determine the adequacy of the allowance for loan losses. These committees report the results of their respective oversight functions to our board of directors. In addition, our board of directors receives information concerning asset quality measurements and trends on a monthly basis. While we continue to adhere to prudent underwriting standards, our loan portfolio is not immune to potential negative consequences arising as a result of general economic weakness such as, a prolonged downturn in the housing market on a national scale. Decreases in real estate values could adversely affect the value of property used as collateral for loans. In addition, adverse changes in the economy could have a negative effect on the ability of borrowers to make scheduled loan payments, which would likely have an adverse impact on earnings.
We have established credit policies applicable to each type of lending activity in which we engage. We evaluate the creditworthiness of each customer and, in most cases, extend credit of up to 80% for retail loans and 75% for commercial loans of the market value of the collateral at the date of the credit extension, depending on the borrowers’ creditworthiness and the type of collateral. The market value of collateral is monitored on an ongoing basis and additional collateral is obtained when warranted. Real estate is the primary form of collateral. Other important forms of collateral are time deposits and marketable securities. While collateral provides assurance as a secondary source of repayment, we ordinarily require the primary source of repayment to be based on the borrower’s ability to generate continuing cash flows. Private mortgage insurance is required for that portion of the residential loan in excess of 80% of the appraised value of the property.
Credit risk management involves a partnership between our relationship managers and our credit approval, credit administration and collections personnel. Disciplined underwriting, portfolio monitoring and early problem recognition are important aspects of maintaining our high credit quality standards and low levels of nonperforming assets since our inception in 2002.
Acquired Loans.   Loans acquired in acquisitions are initially recorded at fair value with no carryover of the related allowance for credit losses. Acquired loans that have evidence of deterioration in credit quality since origination and for which it is probable, at acquisition, that all contractually required payments will not be collected are initially recorded at fair value without recording an allowance for loan losses. Determining the fair value of the loans is determined using market participant assumptions in estimating the amount and timing of principal and interest cash flows initially expected to be collected on the loans and discounting those cash flows at an appropriate market rate of interest.
Under the accounting model for acquired loans, the excess of cash flows expected to be collected over the carrying amount of the loans, referred to as the “accretable yield,” is accreted into interest income over the life of the loans using the effective yield method. Accordingly, acquired loans are not subject to classification as nonaccrual in the same manner as originated loans. Rather, acquired loans are considered to be accruing loans because their interest income relates to the accretable yield recognized and not to contractual interest payments. The excess of the loan’s contractually required payments over the cash flows expected to be collected is the nonaccretable difference. As such, chargeoffs on acquired loans are first applied to the nonaccretable difference and then to any allowance for loan losses recognized subsequent to the acquisition. A decrease in expected cash flows in subsequent periods may indicate that the loan pool is impaired, which would require the establishment of an allowance for loan losses by a charge to the provision for loan losses.
At December 31, 2013, all acquired loans relate to our The Wilton Bank acquisition, which we completed on November 5, 2013. These acquired loans were classified as accruing and no new provision for loan losses was recorded for the year ended December 31, 2013. Select asset quality metrics presented below distinguish between the “originated” portfolio and the “acquired” portfolio.

Nonperforming Assets.   Nonperforming assets include nonaccrual loans and property acquired through foreclosures or repossession. The following tables present nonperforming assets and additional asset quality data for the dates indicated:

	At December 31, 2013
(In thousands)	Originated	Acquired	Total
Nonaccrual loans:
Real estate loans:
Residential	$1,003	$—	$1,003
Commercial	—	—	—
Construction	—	—	—
Home equity loans	—	—	—
Commercial business loans	—	—	—
Consumer loans	—	—	—
Total non accrual loans	$1,003	$—	$1,003
Property acquired through foreclosure or repossession, net	—	829	829
Total nonperforming assets	$1,003	$829	$1,832
Nonperforming assets to total assets	0.13%	0.11%	0.23%
Nonaccrual loans to total loans	0.16%	0.00%	0.16%
Total past due loans to total loans	0.16%	15.02%	0.73%
Accruing loans 90 days or more past due	$—	$3,620	$3,620

	At December 31,
(In thousands)	2012	2011	2010	2009
Nonaccrual loans:
Real estate loans:
Residential	$2,137	$2,166	$974	$974
Commercial	1,817	307	—	—
Construction	—	1,175	1,300	1,489
Home equity loans	—	90	—	—
Commercial business loans	—	—	—	—
Consumer loans	—	—	—	—
Total non accrual loans	$3,954	$3,738	$2,274	$2,463
Property acquired through foreclosure or repossession, net	962	—	—	—
Total nonperforming assets	$4,916	$3,738	$2,274	$2,463
Nonperforming assets to total assets	0.81%	0.78%	0.57%	0.75%
Nonaccrual loans to total loans	0.75%	1.01%	0.79%	0.96%
Total past due loans to total loans	0.75%	1.01%	0.79%	2.68%
Accruing loans 90 days or more past due	$—	$—	$—	$—

The preceding 2013 table excludes acquired loans that are accounted for as purchased credit impaired loans, which totaled $3.6 million at December 31, 2013. Such loans otherwise meet our definition of a nonperforming loan but are excluded because the loans are included in loan pools that are considered performing. These loans are, however, 90 days or more past due and reflected as such in the table. The discounts arising from recording these loans at fair value were due, in part, to credit quality. The acquired loans are accounted for on either a pool or individual basis and the accretable yield is being recognized as interest income over the life of the loans based on expected cash flows.
Nonperforming assets totaled $1.8 million and represented 0.23% of total assets at December 31, 2013, compared to $4.9 million and 0.80% of total assets at December 31, 2012. Nonperforming assets at December 31, 2011, consisted entirely of nonaccrual loans and represented 0.78% of total assets.
Nonaccrual loans totaled $1.0 million at December 31, 2013, a decrease of $3.0 million, or 75%, from December 31, 2012, due to the payoff of two loans. Foreclosed real estate was $829 thousand at December 31, 2013, consisting of four residential lots that were acquired in our The Wilton Bank acquisition. The balance of $962 thousand at December 31, 2012 reflected two construction properties, a single-family residential home and a residential condominium project. We sold both properties during 2013.
Nonaccrual Loans.   Loans greater than 90 days past due are put on nonaccrual status. Loans are also placed on nonaccrual status when, in the opinion of management, full collection of principal and interest is doubtful. Interest previously accrued, but uncollected, is reversed against current period income. Subsequent interest payments received on nonaccrual loans are recognized as interest income, or recorded as a reduction of principal if full collection of the loan is doubtful or if impairment of the collateral is identified. A nonaccrual loan is restored to accrual status when it is no longer delinquent and collectability of interest and principal is no longer in doubt. Total nonaccrual loans were $1.0 million at December 31, 2013, consisting of one residential real estate mortgage loan.
The net change in nonaccrual residential real estate loans during 2013 was a net decrease of $1.1 million, reflecting the full payoff of a mortgage loan in March 2013 upon the settlement of an estate. At December 31, 2013, the balance of $1.0 million reflects one residential property, which is part of an estate currently going through the probate process. At December 31, 2013, there was a specific loss allocation of $39 thousand for this nonaccrual residential real estate loan.
At December 31, 2013, there were no commercial real estate loans on nonaccrual status compared to one loan totaling $1.8 million at December 31, 2012. This decrease was due to the payoff of the $1.8 million loan in June 2013, which included a modest charge-off of $166 thousand.
At December 31, 2013, there were no commitments to lend additional funds to any borrower on nonaccrual status.
Interest income that would have been recognized if loans on nonaccrual status had been current in accordance with their original terms for the years ended December 31, 2013, 2012 and 2011 was $23 thousand, $276 thousand and $133 thousand, respectively. The amount of actual interest income recognized on these loans was $8 thousand, $113 thousand and $76 thousand for the years ended December 31, 2013, 2012 and 2011, respectively.
Past Due Loans.   When a loan is 15 days past due, we send the borrower a late notice. We also contact the borrower by phone if the delinquency is not corrected promptly after the notice has been sent. When the loan is 30 days past due, we mail the borrower a letter reminding the borrower of the delinquency, and attempt to contact the borrower personally to determine the reason for the delinquency and ensure the borrower understands the terms of the loan. If necessary, subsequent delinquency notices are issued and the account will be monitored on a regular basis thereafter. By the 90th day of delinquency, we will send the borrower a final demand for payment and may recommend foreclosure. A summary report of all loans 30 days or more past due is provided to our board of directors each month. Generally, loans greater than 90 days past due are put on nonaccrual status. The delinquency status of acquired loans accounted for as purchased credit impaired loans are determined in accordance with their contractual repayment terms. At December 31, 2013, accruing purchased credit impaired loans greater than 90 days past due totaled $3.6 million.

The following table presents past due loans as of December 31, 2013 and 2012:

(In thousands)	31 – 60 Days Past Due	61 – 90 Days Past Due	Greater Than 90 Days	Total Past Due
As of December 31, 2013
Originated Loans
Residential real estate	$—	$—	$1,003	$1,003
Total originated loans	—	—	1,003	1,003
Acquired Loans
Commercial real estate	—	—	796	796
Construction	—	—	2,508	2,508
Commercial business	—	—	316	316
Total acquired loans	—	—	3,620	3,620
Total loans	$—	$—	$4,623	$4,623
As of December 31, 2012
Residential real estate	$—	$—	$2,137	$2,137
Commercial real estate	—	—	1,817	1,817
Commercial business	40	—	—	40
Total	$40	$—	$3,954	$3,994

At December 31, 2013, total past due loans totaled $4.6 million and consisted of one originated loan for a residential property in the midst of the probate process and 14 acquired loans. The past due acquired loans primarily consist of residential construction loans including a four unit condominium property and a single family residence. As of December 31, 2012, total past due loans were $4.0 million, of which 99% consisted of nonaccrual loans and $40 thousand, or 1%, consisted of an accruing commercial business loan 31 – 60 days past due.
Troubled Debt Restructurings.   Loans are considered restructured in a troubled debt restructuring when we have granted concessions to a borrower due to the borrower’s financial condition that we otherwise would not have considered. These concessions may include modifications of the terms of the debt such as reduction of the stated interest rate other than normal market rate adjustments, extension of maturity dates, or reduction of principal balance or accrued interest. The decision to restructure a loan, rather than aggressively enforcing the collection of the loan, may benefit us by increasing the ultimate probability of collection.
Restructured loans are classified as accruing or non-accruing based on management’s assessment of the collectability of the loan. Loans which are already on nonaccrual status at the time of the restructuring generally remain on nonaccrual status for approximately six months before management considers such loans for return to accruing status. Accruing restructured loans are placed into nonaccrual status if and when the borrower fails to comply with the restructured terms and management deems it unlikely that the borrower will return to a status of compliance in the near term. Through December 31, 2013, all troubled debt restructured loans were accruing at the time of the restructure.
Troubled debt restructurings are reported as such for at least one year from the date of the restructuring. In years after the restructuring, troubled debt restructured loans are removed from this classification if the restructuring did not involve a below market rate concession and the loan is not deemed to be impaired based on the terms specified in the restructuring agreement. As of December 31, 2013 there were no significant commitments to lend additional funds to borrowers whose loans had been restructured.

The following table presents information on troubled debt restructured loans.

	At December 31,
(In thousands)	2013	2012	2011	2010	2009
Accruing troubled debt restructured loans:
Residential real estate	$864	$864	$—	$—	$—
Commercial real estate	—	194	203	2,218	5,403
Construction	—	—	—	1,415	—
Home equity	97	—	—	—	—
Commercial business	642	794	57	—	—
Accruing troubled debt restructured loans	1,603	1,852	260	3,633	5,403
Nonaccrual troubled debt restructured loans:
Commercial real estate	—	—	—	—	2,463
Nonaccrual troubled debt restructured loans	—	—	—	—	2,463
Total troubled debt restructured loans	$1,603	$1,852	$260	$3,633	$7,866

As of December 31, 2013 and 2012, loans classified as troubled debt restructurings totaled $1.6 million and $1.9 million, respectively. During 2013, there was a modest decrease in the balance of troubled debt restructurings of $249 thousand reflecting a paydown and declassification from troubled debt restructured status of two commercial business loans as well as a payoff of a commercial real estate loan. These decreases were partially offset by our addition of a home equity loan, which totaled $97 thousand at December 31, 2013. At the time of the troubled debt restructuring, the home equity loan had a balance of approximately $246 thousand, however we received a significant principal paydown late in 2013. The $1.6 million balance at December 31, 2013 consists of three loans. The largest troubled debt restructured loan is a residential real estate loan, which included a modification of certain payment terms and a below market interest rate reduction on the portion of the loan which exceeded 80% of the loan to value ratio. The second largest troubled debt restructured loan is a commercial business loan secured by business assets and included the modification of certain payment terms to extend the loan amortization period and a below market interest rate reduction.
Potential Problem Loans.   We classify certain loans as “special mention,” “substandard,” or “doubtful,” based on criteria consistent with guidelines provided by our banking regulators. Potential problem loans represent loans that are currently performing, but for which known information about possible credit problems of the related borrowers causes management to have doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosure of such loans as nonperforming at some time in the future. These loans are not included in the amounts of nonaccrual or restructured loans presented above. We cannot predict the extent to which economic conditions or other factors may impact borrowers and the potential problem loans. Accordingly, there can be no assurance that other loans will not become 90 days or more past due, be placed on nonaccrual, become restructured, or require increased allowance coverage and provision for loan losses. We have identified approximately $17.7 million in potential problem loans at December 31, 2013. Of this total, $8.6 million reflects one relationship with two commercial mortgages. Potential problem loans are assessed for loss exposure using the methods described in Note 7 to our Consolidated Financial Statements contained elsewhere in this prospectus under the caption “Credit Quality Indicators.”
We expect the levels of non-performing assets and potential problem loans to fluctuate in response to changing economic and market conditions, and the relative sizes of the respective loan portfolios, along with our degree of success in resolving problem assets. We take a proactive approach with respect to the identification and resolution of problem loans. However, given the current state of the U.S. economy and, more specifically, the real estate market, the level of non-performing assets may increase in future periods.
Allowance for Loan Losses
Establishing an appropriate level of allowance for loan losses, or the allowance, necessarily involves a high degree of judgment. We use a methodology to systematically measure the amount of estimated loan loss exposure inherent in our loan portfolio for purposes of establishing a sufficient allowance for loan losses. We evaluate the adequacy of the allowance at least quarterly, and in determining our allowance for loan losses, we estimate losses on specific loans, or groups of loans, where the probable loss can be identified and reasonably determined. The balance of our allowance for loan losses is based on internally assigned risk classifications of loans, historical loan loss rates and subsequent recoveries, changes in the nature of the loan portfolio, overall portfolio quality, industry concentrations, delinquency trends, current economic factors and the estimated impact of current economic conditions on certain historical loan loss rates. See additional discussion regarding our allowance for loan losses under the caption “— Critical Accounting Policies and Estimates.”
Our allowance for loan losses is our best estimate of the probable loan losses inherent in our loan portfolio as of the balance sheet date. The allowance is increased by provisions charged to earnings and by recoveries of amounts previously charged off, and is reduced by charge-offs on loans.
Our general practice is to identify problem credits early and recognize full or partial charge-offs as promptly as practicable when it is determined that it is probable that the loan will not be repaid according to its original contractual terms, including principal and interest. Full or partial charge-offs on collateral dependent impaired loans are recognized when the collateral is deemed to be insufficient to support the carrying value of the loan. We do not recognize a recovery when an updated appraisal indicates a subsequent increase in value of the collateral.
Our charge-off policies, which comply with standards established by our banking regulators, are consistently applied from period to period. Charge-offs are recorded on a monthly basis, as incurred. Partially charged-off loans continue to be evaluated on a monthly basis and additional charge-offs or loan loss provisions may be recorded on the remaining loan balance based on the same criteria.
The estimation of loan loss exposure inherent in our loan portfolio includes, among other procedures, identification of loss allocations for individual loans deemed to be impaired in accordance with GAAP, and loss allocation factors for non-impaired loans based on historical loss experience, credit grade, delinquency factors, value of underlying collateral, concentrations of credit, and economic conditions. We periodically reassess and revise the loss allocation factors used in the assignment of loss exposure to appropriately reflect our analysis of migrational loss experience. We analyze historical loss experience in the various portfolios over periods deemed to be relevant to the inherent risk of loss in the respective portfolios as of the balance sheet date. Revisions to loss allocation factors are not retroactively applied.
The methodology we use to measure the amount of estimated loan loss exposure includes an analysis of individual loans deemed to be impaired. Impaired loans are loans for which it is probable that we will not be able to collect all amounts due according to the contractual terms of the loan agreements and all loans restructured in a troubled debt restructuring. Impaired loans do not include large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, which consist of most residential mortgage loans and consumer loans. Impairment is measured on a discounted cash flow method based upon the loan’s contractual effective interest rate, or at the loan’s observable market price, or if the loan is collateral dependent, at the fair value of the collateral less costs to sell. For collateral dependent loans, we may adjust appraised values to reflect estimated market value declines or apply other discounts to appraised values for unobservable factors resulting from our knowledge of circumstances associated with the property.

The following table presents the activity in our allowance for loan losses and related ratios:

	For the Years Ended December 31,
(Dollars in thousands)	2013	2012	2011	2010	2009
Balance at beginning of period	$7,941	$6,425	$5,440	$4,380	$3,050
Charge-offs:
Residential real estate	—	(261)	—	—	—
Commercial real estate	(166)	—	—	—	—
Construction	—	(60)	(84)	(254)	—
Home equity	—	—	—	—	(410)
Consumer	(4)	(5)	—	(6)	(7)
Total charge-offs	(170)	(326)	(84)	(260)	(417)
Recoveries:
Consumer	26	21	20	9	6
Total recoveries	26	21	20	9	6
Net charge-offs	(144)	(305)	(64)	(251)	(411)
Provision charged to earnings	585	1,821	1,049	1,311	1,741
Balance at end of period	$8,382	$7,941	$6,425	$5,440	$4,380
Net charge-offs to average loans	0.03%	0.07%	0.02%	0.10%	0.18%

At December 31, 2013, our allowance for loan losses was $8.4 million and represented 1.33% of total loans, compared to $7.9 million and 1.50% of total loans, at December 31, 2012. The $441 thousand net increase in the allowance for loan losses comprised an increase in the general reserve of $554 thousand, partially offset by a decrease of $113 thousand in the specific reserve for impaired loans. The decrease in the specific reserve was primarily due to the payoff of a $1.8 million commercial real estate loan in June 2013, which had an associated allowance of $249 thousand. For the years ended December 31, 2013, 2012 and 2011, the provision for loan losses charged to earnings totaled $585 thousand, $1.8 million and $1.0 million, respectively. Net charge-offs for the year ended December 31, 2013 were $144 thousand and represented 0.03% of average loans, primarily reflecting a charge-off associated with an impaired commercial real estate loan that was paid off. For the year ended December 31, 2012, net charge-offs were $305 thousand and represented 0.07% of average loans, primarily reflecting a $261 thousand charge-off in conjunction with the restructuring of a residential real estate loan as a troubled debt restructured loan.
The carrying amount of total impaired loans at December 31, 2013 was $3.7 million and consisted of one loan residential mortgage on nonaccrual status, one commercial mortgage that was downgraded to substandard at year-end and three performing troubled debt restructured loans. This compares to a carrying amount of $4.1 million for total impaired loans at December 31, 2012. The amount of allowance for loan losses related to impaired loans was $145 thousand and $258 thousand, respectively, at December 31, 2013 and 2012.
The following tables present the allocation of the allowance for loan losses and the percentage of these loans to total loans. The allocation below is neither indicative of the specific amounts or the loan categories in which future charge-offs may occur, nor is it an indicator of any future loss trends. The allocation of the allowance to each category does not restrict the use of the allowance to absorb any losses in any category.

	At December 31,
	2013		2012		2011
(Dollars in thousands)	Amount	Percent of Loan Portfolio	Amount	Percent of Loan Portfolio	Amount	Percent of Loan Portfolio
Residential real estate	$1,310	24.66%	$1,230	27.22%	$1,290	28.37%
Commercial real estate	3,616	50.08	3,842	53.72	2,519	47.10
Construction	1,032	8.16	929	6.25	1,007	10.95
Home equity	190	2.20	220	2.08	274	4.01
Commercial business	2,225	14.80	1,718	10.71	1,317	9.49
Consumer	9	0.10	2	0.01	11	0.08
Unallocated	—	—	—	—	7	—
Total allowance for loan losses	$8,382	100.00%	$7,941	100.00%	$6,425	100.00%

	At December 31,
	2010		2009
(Dollars in thousands)	Amount	Percent of Loan Portfolio	Amount	Percent of Loan Portfolio
Residential real estate	$1,053	36.08%	$627	45.63%
Commercial real estate	1,806	38.58	906	27.92
Construction	951	13.20	974	16.21
Home equity	313	5.77	268	6.64
Commercial business	744	6.14	248	3.51
Consumer	20	0.23	4	0.09
Unallocated	553	—	1,353	—
Total allowance for loan losses	$5,440	100.00%	$4,380	100.00%

The allocation of the allowance for loan losses at December 31, 2013 reflects our assessment of credit risk and probable loss within each portfolio. We believe that the level of the allowance for loan losses at December 31, 2013 is appropriate to cover probable losses.
Investment Securities
We manage our investment securities portfolio to provide a readily available source of liquidity for balance sheet management, to generate interest income and to implement interest rate risk management strategies. Investment securities are designated as either available-for-sale, held to maturity or trading at the time of purchase. We do not currently maintain a portfolio of trading securities. Investment securities available-for-sale may be sold in response to changes in market conditions, prepayment risk, rate fluctuations, liquidity, or capital requirements. Investment securities available-for-sale are reported at fair value, with any unrealized gains and losses excluded from earnings and reported as a separate component of shareholders’ equity, net of tax, until realized. Investment securities held to maturity are reported at amortized cost.
The amortized cost and fair value of investment securities as of the dates indicated are presented in the following table:

	At December 31,
	2013		2012		2011
(In thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:
U.S Government and agency obligations	$5,997	$5,688	$5,997	$6,005	$41,598	$41,749
State agency and municipal obligations	11,605	12,132	17,036	18,531	17,829	19,198
Corporate bonds	9,166	9,566	13,681	14,556	25,365	24,981
Government mortgage-backed securities	1,133	1,211	1,872	1,966	2,955	3,143
Total securities available for sale	$27,901	$28,597	$38,586	$41,058	$87,747	$89,071
Securities held to maturity:
U.S Government and agency obligations	$1,021	$1,019	$—	$—	$—	$—
State agency and municipal obligations	11,461	11,461	3,903	3,903	3,962	3,962
Corporate bonds	1,000	973	1,000	904	1,000	843
Government mortgage-backed securities	334	362	451	485	939	999
Total securities held to maturity	$13,816	$13,815	$5,354	$5,292	$5,901	$5,804

At December 31, 2013, the carrying value of our investment securities portfolio totaled $42.4 million and represented 5% of total assets, compared to $46.4 million and 8% of total assets at December 31, 2012. This decrease of $4.0 million, or 9%, primarily reflects sales and calls of available-for-sale state agency and municipal obligations and corporate bonds, partially offset by the purchase of a held to maturity municipal bond. At December 31, 2013, we held a municipal bond issued by Stamford Housing Authority, which had amortized cost and fair value of $7.6 million and represented 11% of shareholder’s equity. Sales of available-for-sale securities reflected our strategy to reduce the duration of the portfolio. Realized gains of $648 thousand, recorded in noninterest income, resulted from security sales totaling $9.4 million during the year ended December 31, 2013.
The net unrealized gain position on our investment portfolio at December 31, 2013 and 2012 was $695 thousand and $2.4 million, respectively and included gross unrealized losses of $349 thousand and $118 thousand, respectively, as of December 31, 2013 and 2012. The gross unrealized losses at December 31, 2013 were concentrated in U.S. Government and agency obligations reflecting interest rate fluctuation. At December 31, 2012, gross unrealized losses were concentrated in corporate bonds and reflected the low interest rate environment as spreads tightened subsequent to purchasing these securities. At December 31, 2013, we determined that there had been no deterioration in credit quality subsequent to purchase and believes that all unrealized losses are temporary. All of our investment securities are investment grade.
The following tables summarize the amortized cost and weighted average yield of debt securities in our investment securities portfolio as of December 31, 2013 and 2012, based on remaining period to contractual maturity. Information for mortgage-backed securities is based on the final contractual maturity dates without considering repayments and prepayments.

At December 31, 2013	Due Within 1 Year		Due 1 – 5 Years		Due 5 – 10 Years		Due After 10 Years
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for Sale:
U.S. Government and agency obligations	$—	—%	$1,000	1.29%	$4,997	1.51%	$—	—%
State agency and municipal obligations	—	—	—	—	3,125	4.07	8,480	4.20
Corporate bonds	1,019	6.38	8,147	4.05	—	—	—	—
Government mortgage-backed securities	—	—	—	—	—	—	1,133	5.23
Total available for sale securities	$1,019	6.38%	$9,147	3.74%	$8,122	2.49%	$9,613	4.32%
Held to Maturity:
U.S. Government and agency obligations	$—	—%	$1,021	1.38%	$—	—%	$—	—%
State agency and municipal obligations	—	—	—	—	—	—	11,461	4.50
Corporate bonds	—	—	—	—	1,000	2.90	—	—
Government mortgage-backed securities	—	—	—	—	—	—	334	5.50
Total held to maturity securities	$—	—%	$1,021	1.38%	$1,000	2.90%	$11,795	4.53%

At December 31, 2012	Due Within 1 Year		Due 1 – 5 Years		Due 5 – 10 Years		Due After 10 Years
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Available for Sale:
U.S. Government and agency obligations	$—	—%	$—	—%	$5,997	1.47%	$—	—%
State agency and municipal obligations	—	—	—	—	3,631	3.92	13,405	4.25
Corporate bonds	499	4.80	11,113	3.72	2,069	4.97	—	—
Government mortgage-backed securities	—	—	—	—	—	—	1,872	5.12
Total available for sale securities	$499	4.80%	$11,113	3.72%	$11,697	2.85%	$15,277	4.36%
Held to Maturity:
State agency and municipal obligations	$—	—%	$—	—%	$—	—%	$3,903	4.25%
Corporate bonds	—	—	—	—	1,000	2.00	—	—
Government mortgage-backed securities	—	—	—	—	—	—	451	5.50
Total held to maturity securities	$—	—%	$—	—%	$1,000	2.00%	$4,354	4.38%

Bank Owned Life Insurance or BOLI
BOLI amounted to $10.0 million as of December 31, 2013, reflecting our purchase of $10.0 million in life insurance coverage in the fourth quarter of 2013. The purchase of life insurance policies results in an income-earning asset on our consolidated balance sheet that provides monthly tax-free income to us and also provides a means to mitigate increasing employee benefit costs. We expect to benefit from the BOLI contracts as a result of the tax-free growth in cash surrender value and death benefits that are expected to be generated over time. BOLI is included in our Consolidated Balance Sheets at its cash surrender value. Increases in the cash surrender value are reported as a component of noninterest income in our Consolidated Statements of Income.

Sources of Funds
Our sources of funds include deposits, brokered certificates of deposit, FHLBB borrowings and proceeds from the sales, maturities and payments of loans and investment securities. Total deposits represented 85% of our total assets at December 31, 2013. While scheduled loan and securities repayments are a relatively stable source of funds, loan and investment security prepayments and deposit inflows are influenced by prevailing interest rates and local economic conditions and are inherently uncertain.
Deposits
We offer a wide variety of deposit products and rates to consumer and business customers consistent with FDIC regulations. Our pricing committee meets regularly to determine pricing and marketing initiatives. In addition to being an important source of funding for us, deposits also provide an ongoing stream of fee revenue.
We participate in the Certificate of Deposit Account Registry Service, or CDARS, program. We use CDARS to place customer funds into certificate of deposit accounts issued by other participating banks. These transactions occur in amounts that are less than FDIC insurance limits to ensure that deposit customers are eligible for FDIC insurance on the full amount of their deposits. Reciprocal amounts of deposits are received from other participating banks that do the same with their customer deposits, and, to a lesser extent, we also execute one-way buy transactions. CDARS deposits are considered to be brokered deposits for bank regulatory purposes. We consider the reciprocal deposit balances to be in-market deposits as distinguished from traditional out-of-market brokered deposits.
Time deposits may also be generated through the use of a listing service. We subscribe to a listing service, accessible to financial institutions, in which we may advertise our time deposit rates in exchange for a set subscription fee. Interested financial institutions then contact us directly to acquire a time certificate of deposit. There is no third party brokerage service involved in this transaction.
The following table sets forth the composition of our deposits for the dates indicated.

	At December 31,
	2013				2012		2011
(Dollars in thousands)	Originated	Acquired	Total	Percent	Amount	Percent	Amount	Percent
Noninterest-bearing demand	$102,530	$16,088	$118,618	17.93%	$78,120	16.91%	$74,735	20.36%
NOW	61,560	12,092	73,652	11.13	33,722	7.30	29,036	7.91
Money Market	143,033	21,546	164,579	24.88	94,090	20.36	81,202	22.12
Savings	99,225	8,467	107,692	16.28	136,101	29.45	61,864	16.85
Time certificates of deposit	158,071	9,369	167,440	25.31	75,466	16.33	83,346	22.70
CDARS	29,564	—	29,564	4.47	44,582	9.65	36,932	10.06
Total deposits	$593,983	$67,562	$661,545	100.00%	$462,081	100.00%	$367,115	100.00%

Total deposits were $661.5 million at December 31, 2013, an increase of $199.4 million, or 43%, from balance at December 31, 2012. Of the total increase, $67.6 million, or 15%, was attributable to our The Wilton Bank acquisition and $131.8 million, or 28%, was attributable to growth in all deposit categories except savings accounts.
Time deposits, excluding CDARS, increased by $92.0 million, or 122%, from year-end 2012, reflecting new certificate of deposit products with nine to twelve-month and one to three-year maturities as well as deposits generated through the listing service. Time deposits were $167.4 million at December 31, 2013 compared to the December 31, 2012 balance of $75.5 million and CDARS deposits were $29.6 million at December 31, 2013 compared to $44.6 million at December 31, 2012. Reciprocal customer deposits comprised $27.6 million, or 93%, of our total CDARS balance at December 31, 2013.
During 2013, money market accounts increased $70.5 million, or 75%, reflecting promotions for our premium money market accounts including an attractive guaranteed rate for six months. Noninterest-bearing demand deposits grew by $40.5 million, or 52%, and NOW accounts increased $39.9 million, or 118% due, in part, to product promotions and increased efforts to cross-sell our products. Savings accounts were $107.7 million at December 31, 2013, down by $28.4 million, or 21%, from December 31, 2012.

At December 31, 2013 and 2012, time deposits and CDARS, with a denomination of $100 thousand or more totaled $150.8 million and $91.7 million, respectively, maturing during the periods indicated in the table below:

	December 31,
(In thousands)	2013	2012
Maturing: Within 3 months	$71,221	$59,060
After 3 but within 6 months	22,236	6,062
After 6 months but within 1 year	40,204	11,505
After 1 year	17,152	15,038
	$150,813	$91,665

Borrowings
The Bank is a member of the FHLBB, which is part of a twelve district Federal Home Loan Bank System. Members are required to own capital stock of the FHLBB, and borrowings are collateralized by qualifying assets not otherwise pledged (principally single-family residential mortgage loans and securities). The maximum amount of credit that the FHLBB will extend varies from time to time, depending on its policies and the amount of qualifying collateral the member can pledge. The Bank had satisfied its collateral requirement at December 31, 2013.
We utilize advances from the FHLBB as part of our overall funding strategy and to meet short-term liquidity needs. Total FHLBB advances were $44.0 million at December 31, 2013 compared to $91.0 million at December 31, 2012. The decrease of $47.0 million, or 52%, reflects less demand for FHLBB borrowings due to strong deposit growth during 2013.
Advances payable to the FHLBB include short-term advances with original maturity dates of one year or less. The following table sets forth certain information concerning short-term FHLBB advances as of and for the periods indicated in the following table:

(Dollars in thousands)	Year Ended December 31,
As of and for the period ending:	2013	2012	2011
Average amount outstanding during the period	$39,167	$29,250	$10,417
Amount outstanding at end of period	12,000	51,000	29,000
Highest month end balance during the period	60,000	51,000	36,000
Weighted average interest rate at end of period	0.41%	0.21%	0.17%
Weighted average interest rate during the period	0.28%	0.23%	0.24%

See Note 10 to our Consolidated Financial Statements included elsewhere in this prospectus for additional information on borrowings.
Liquidity and Capital Resources
Liquidity Management
Liquidity is defined as the ability to generate sufficient cash flows to meet all present and future funding requirements at reasonable costs. Our primary source of liquidity is deposits, which funded approximately 79% of our total average assets in 2013 and 2012. While our generally preferred funding strategy is to attract and retain low cost deposits, our ability to do so is affected by competitive interest rates and terms in the marketplace. Other sources of funding include discretionary use of purchased liabilities (e.g., FHLBB term advances and other borrowings), cash flows from our investment securities portfolios, loan repayments and earnings. Investment securities designated as available-for-sale may also be sold in response to short-term or long-term liquidity needs.
Our and the Bank’s liquidity positions are monitored daily by management. The Bank’s board of directors has authorized our ALCO, as ALCO for the Bank’s board of directors. ALCO establishes guidelines to ensure maintenance of prudent levels of liquidity. ALCO reports to the Bank’s board of directors, as well as our board of directors.

The Bank has a detailed liquidity funding policy and a contingency funding plan that provide for the prompt and comprehensive response to unexpected demands for liquidity. We employ a stress testing methodology to estimate needs for contingent funding that could result from unexpected outflows of funds in excess of “business as usual” cash flows. The Bank has established collateralized borrowing capacity with the Federal Reserve Bank of Boston and also maintains additional collateralized borrowing capacity with the FHLBB in excess of levels used in the ordinary course of business. Our sources of liquidity include cash, unpledged investment securities, borrowings from the FHLBB and the brokered deposit market. At December 31, 2013, our liquidity sources totaled $424.1 million and represented 54% of total assets, compared to $194.0 million and 32% of total assets at December 31, 2012 and $125.1 million and 26% of total assets at December 31, 2011.
The following table shows our available liquidity, by source, as of the dates indicated.

	December 31,
(In thousands)	2013	2012	2011
Available cash	$81,888	$28,777	$6,941
Unpledged investment securities	2,536	5,426	34,737
Net borrowing capacity	339,681	159,801	83,464
Total liquidity	$424,105	$194,004	$125,142

Changes in the balances of our sources of liquidity have largely resulted from funding new loan growth primarily from increases in our deposits, and proceeds from commercial mortgage loan sales and our investment securities portfolio, including calls, maturities and sales of available-for-sale investment securities that have not been fully reinvested. Using deposits to fund loan growth has allowed us to reduce our balance of and reliance on borrowings from the FHLBB, which has in turn, increased our borrowing capacity. Also increasing our borrowing capacity is an increase in available mortgage loans to be pledged as collateral, reflecting growth in our residential and commercial mortgage loan portfolios. The decrease in our unpledged investment securities relates to our deliberate reduction of the investment securities portfolio. Our available cash has increased reflecting acquired balances from The Wilton Bank and the timing of the receipt of proceeds from sales of commercial real estate loans and to cover higher operating expenses as we grow.
Capital Resources
Total shareholders’ equity was $69.5 million at December 31, 2013, compared to $51.5 million at December 31, 2012. The $18.0 million, or 35%, increase primarily reflected proceeds of $13.2 million from our two capital raises, as well as net income of $5.2 million for the year ended December 31, 2013 and a decrease of $1.1 million in the fair value of available for sale securities, largely resulting from securities sales. The ratio of total equity to total assets was 8.91% at December 31, 2013, which compares to 8.45% at December 31, 2012. Tangible book value per common share at December 31, 2013 and 2012 was $15.46 and $14.50, respectively.
The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets, as defined by regulation. At December 31, 2013, the Bank met all capital adequacy requirements to which it was subject and exceeded the regulatory minimum capital levels to be considered well-capitalized under the regulatory framework for prompt corrective action.

In 2011, we elected to participate in the Treasury’s Small Business Lending Fund Program, or SBLF. The SBLF is a $30 billion fund established under the Small Business Jobs Act of 2010 to encourage lending to small businesses by providing Tier 1 Capital to qualified community banks with assets of less than $10 billion. The SBLF funding expanded our ability to lend to small businesses, which will in turn help stimulate the economy and promote job growth.
On August 4, 2011, the Treasury approved our request to repay the Treasury’s preferred stock investment through participation in the SBLF. We sold 10,980 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series C, no par value, or Series C Preferred Stock, having a liquidation preference of $1,000 per preferred share, to the Treasury and simultaneously repurchased all of the Series A Preferred Stock and Series B Preferred Stock sold to the Treasury in 2009. The transaction resulted in net capital proceeds to us of $5.9 million, of which at least 90% was invested in the Banks as Tier 1 Capital.
Our shareholders are entitled to dividends when and if declared by our board of directors out of funds legally available. Connecticut law prohibits us from paying cash dividends except from our net profits, which are defined by state statutes. The payment of dividends is subject to additional restrictions in connection with our Series C Preferred Stock. In the years ended December 31, 2013, 2012 and 2011, we declared and paid cash dividends on our Series C Preferred Stock of $111 thousand, $132 thousand and $206 thousand, respectively. To date, we have not declared or paid dividends on our common stock. We did not repurchase any of our common stock during the years ended December 31, 2013, 2012 or 2011.
Contractual Obligations
The following table summarizes our contractual obligations to make future payments as of December 31, 2013. Payments for borrowings do not include interest. Payments related to leases are based on actual payments specified in the underlying contracts.

	Payments Due by Period
(In thousands)	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Contractual Obligations:
FHLB advances	$44,000	$22,000	$2,000	$20,000	$—
Operating lease agreements	10,897	1,718	2,910	2,079	4,190
Time deposits with stated maturity dates	197,004	173,265	18,001	5,738	—
Total contractual obligations	$251,901	$196,983	$22,911	$27,817	$4,190

Off-Balance Sheet Instruments
In the normal course of business, we are a party to financial instruments with off-balance sheet risk to meet the financing needs of our customers. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the financial statements. The contractual amounts of these instruments reflect the extent of involvement we have in particular classes of financial instruments.
We enter into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Bank’s commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. The Bank minimizes its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures.
Commitments to extend credit totaled $117.9 million and $104.8 million, respectively at December 31, 2013 and 2012. The following table summarizes our commitments to extend credit as of the dates indicated. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements. We manage our liquidity in light of the aggregate amounts of commitments to extend credit and outstanding standby letters of credit in effect from time to time to ensure that we will have adequate sources of liquidity to fund such commitments and honor drafts under such letters of credit.

As of December 31, 2013	Amount of Commitment Expiration per Period
(In thousands)	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Other Commitments:
Loan commitments	$61,633	$35,236	$7,528	$5,267	$13,602
Undisbursed construction loans	44,670	7,613	6,600	—	30,457
Unused home equity lines of credit	11,575	143	823	1,061	9,548
Total other commitments	$117,878	$42,992	$14,951	$6,328	$53,607

As of December 31, 2012	Amount of Commitment Expiration per Period
(In thousands)	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Other Commitments:
Loan commitments	$39,339	$11,828	$4,679	$7,077	$15,755
Undisbursed construction loans	54,705	26,601	6,350	5,748	16,006
Unused home equity lines of credit	10,714	127	—	—	10,587
Total other commitments	$104,758	$38,556	$11,029	$12,825	$42,348

Recently Issued Accounting Pronouncements
See Note 1 to our Consolidated Financial Statements contained elsewhere in this prospectus for details of recently issued accounting pronouncements and their expected impact on our financial statements.
Asset/Liability Management and Interest Rate Risk
An effective asset/liability management process must balance the risks and rewards from both short and long-term interest rate risks in determining management strategy and action. Our ALCO facilitates and manages this process with the primary goal of maximizing net income and net economic value over time in changing interest rate environments, subject to board of director approved risk limits. ALCO regularly reviews various earnings at risk scenarios for changes in rates, as well as longer-term earnings at risk greater than five years.
The principal strategies we use to manage interest rate risk include (i) emphasizing the origination, purchase and retention of adjustable rate loans, and the origination and purchase of loans with maturities matched with those of the deposits and borrowings funding the loans, (ii) investing in debt securities with relatively short maturities and/or average lives and (iii) classifying a significant portion of its investment portfolio as available for sale so as to provide sufficient flexibility in liquidity management. By our strategy of limiting the Bank’s risk to rising interest rates, we are also limiting the benefit of falling interest rates.
We measure interest rate risk using simulation analysis to calculate earnings and equity at risk. These risk measures are quantified using simulation software from one of the leading firms in the field of asset/liability modeling. Key assumptions relate to the behavior of interest rates and spreads, prepayment speeds and the run-off of deposits. From such simulations, interest rate risk, or IRR, is quantified and appropriate strategies are formulated and implemented. We manage IRR by using two primary risk measurement techniques: simulation of net interest income and simulation of economic value of equity. These two measurements are complementary and provide both short-term and long-term risk profiles for us. Because income simulations assume that our balance sheet will remain static over the simulation horizon, the results do not reflect adjustments in strategy that ALCO could implement in response to rate shifts.
We use net interest income at risk simulation to measure the sensitivity of net interest income to changes in market rates over a forward twelve-month period. This simulation captures underlying product behaviors, such as asset and liability re-pricing dates, balloon dates, interest rate indices and spreads, rate caps and floors, as well as other behavioral attributes. The simulation of net interest income also requires a number of key assumptions such as: (i) future balance sheet volume and mix assumptions that are management judgments based on estimates and historical experience; (ii) prepayment projections for loans and securities that are projected under each interest rate scenario using internal and external mortgage analytics; (iii) new business loan rates that are based on recent new business origination experience; and (iv) deposit pricing assumptions that are based on Office of the Comptroller of the Currency, or OCC, guidelines for non-maturity deposits reflecting the Bank’s limited history and management judgment. Combined, these assumptions can be inherently uncertain, and as a result, actual results may differ from simulation forecasts due to the timing, magnitude and frequency of interest rate changes, future business conditions, as well as unanticipated changes in management strategies.
We use two sets of standard scenarios to measure net interest income at risk. For the “core” scenario, rate changes are ramped over a twelve-month horizon based upon a parallel yield curve shift and then maintained at those levels over the remainder of the simulation horizon. Parallel shock scenarios assume instantaneous parallel movements in the yield curve compared to a flat yield curve scenario. Simulation analysis involves projecting a future balance sheet structure and interest income and expense under the various rate scenarios. Internal policy regarding internal rate risk simulations currently specifies that for instantaneous parallel shifts of the yield curve, estimated net income at risk for the subsequent one-year period should not decline by more than: 6% for a 100 basis point shift; 12% for a 200 basis point shift; and 18% for a 300 basis point shift.
The following tables set forth the estimated percentage change in our net interest income at risk over one-year simulation periods beginning December 31, 2013 and 2012.

Parallel Ramp	Estimated Percent Change in Net Interest Income
	At December 31,
Rate Changes (basis points)	2013	2012
-100	(0.73)%	(0.58)%
+200	(3.63)	(5.69)

Parallel Shock	Estimated Percent Change in Net Interest Income
	At December 31,
Rate Changes (basis points)	2013	2012
-100	(1.97)%	(1.55)%
+100	(3.18)	(5.10)
+200	(5.93)	(9.92)
+300	(10.20)	(16.56)

The net interest income at risk simulation results indicate that as of December 31, 2013, we are liability sensitive over the twelve-month forecast horizon, reflecting the high concentration of adjustable rate loans in our loan portfolio. At current rate levels and a “static” balance sheet, net interest income is projected to exhibit a slight downward trend as investment and loan cashflow continues to reinvest into current lower rates with minimal relief from funding cost reductions. In a rising rate environment, ALCO estimates that the negative exposure of net interest income compared to the current rate level results from funding cost increases outweighing the benefit of assets repricing into higher yields. If rates were to fall further, ALCO projects that net interest income would trend below the current rate level as funding cost relief quickly becomes exhausted as deposit rates reach their implied floors, while asset yields continue to receive pressure as cashflows would be accelerated by faster prepayment speeds and call options on bonds.
We conduct economic value of equity at risk simulation in tandem with net interest income simulations, to ascertain a longer term view of our interest rate risk position by capturing longer-term re-pricing risk and options risk embedded in the balance sheet. It measures the sensitivity of economic value of equity to changes in interest rates. Economic value of equity at risk simulation values only the current balance sheet and does not incorporate the growth assumptions used in income simulation. As with the net interest income simulation, this simulation captures product characteristics such as loan resets, re-pricing terms, maturity dates, rate caps and floors. Key assumptions include loan prepayment speeds, deposit pricing elasticity and non-maturity deposit attrition rates. These assumptions can have significant impacts on valuation results as the assumptions remain in effect for the entire life of each asset and liability. We conduct non-maturity deposit behavior studies on a periodic basis to support deposit assumptions used in the valuation process. All key assumptions are subject to a periodic review.

Base case economic value of equity at risk is calculated by estimating the net present value of all future cash flows from existing assets and liabilities using current interest rates. The base case scenario assumes that future interest rates remain unchanged.
The following table sets forth the estimated percentage change in our economic value of equity at risk, assuming various shifts in interest rates.

Parallel Shock	Estimated Percent Change in Economic Value of Equity
	At December 31,
Rate Changes (basis points)	2013	2012
-100	(4.30)%	(4.39)%
+100	(9.30)	(17.06)
+200	(20.10)	(34.69)
+300	(29.20)	(51.07)

While ALCO reviews and updates simulation assumptions and also periodically back-tests the simulation results to ensure that the assumptions are reasonable and current, income simulation may not always prove to be an accurate indicator of interest rate risk or future net interest margin. Over time, the repricing, maturity and prepayment characteristics of financial instruments and the composition of our balance sheet may change to a different degree than estimated. Simulation modeling assumes a static balance sheet, with the exception of certain modeled deposit mix shifts from low-cost core savings deposits to higher-cost time deposits in rising rate scenarios as noted above. Due to the low current level of market interest rates, the banking industry has experienced relatively strong growth in low-cost FDIC-insured core savings deposits over the past several years. ALCO recognizes that a portion of these increased levels of low-cost balances could shift into higher yielding alternatives in the future, particularly if interest rates rise and as confidence in financial markets strengthens, and has modeled increased amounts of deposit shifts out of these low-cost categories into higher-cost alternatives in the rising rate simulation scenarios presented above.
It should be noted that the static balance sheet assumption does not necessarily reflect our expectation for future balance sheet growth, which is a function of the business environment and customer behavior. Another significant simulation assumption is the sensitivity of core savings deposits to fluctuations in interest rates. Income simulation results assume that changes in both core savings deposit rates and balances are related to changes in short-term interest rates. The assumed relationship between short-term interest rate changes and core deposit rate and balance changes used in income simulation may differ from ALCO’s estimates. Lastly, mortgage-backed securities and mortgage loans involve a level of risk that unforeseen changes in prepayment speeds may cause related cash flows to vary significantly in differing rate environments. Such changes could affect the level of reinvestment risk associated with cash flow from these instruments, as well as their market value. Changes in prepayment speeds could also increase or decrease the amortization of premium or accretion of discounts related to such instruments, thereby affecting interest income.
Impact of Inflation
Our financial statements and related data contained in this prospectus have been prepared in accordance with GAAP, which require the measure of financial position and operating results in terms of historic dollars, without considering changes in the relative purchasing power of money over time due to inflation.
Inflation generally increases the costs of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant effect on the performance of a financial institution than the effects of general levels of inflation. In addition, inflation affects a financial institution’s cost of goods and services purchased, the cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings and shareholders’ equity.
Critical Accounting Policies and Estimates
The discussion and analysis of our results of operations and financial condition are based on our consolidated financial statements, which have been prepared in accordance with GAAP and with general practices within the financial services industry. The preparation of financial statements in conformity with GAAP requires us to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from our current estimates, as a result of changing conditions and future events. The current economic environment has increased the degree of uncertainty inherent in these significant estimates.
We believe that accounting estimates for the allowance for loan losses, fair values of securities and deferred taxes are particularly critical and susceptible to significant near-term change.
Allowance for Loan Losses
Determining an appropriate level of allowance for loan losses necessarily involves a high degree of judgment. We use a methodology to systematically measure the amount of estimated loan loss exposure inherent in the loan portfolio for purposes of establishing a sufficient allowance for loan losses. The methodology includes three elements:
(1)
  Loss allocations are identified for individual loans deemed to be impaired in accordance with GAAP. Impaired loans are loans for which it is probable that the Bank will not be able to collect all amounts due according to the contractual terms of the loan agreements and all loans restructured in a troubled debt restructuring. Impaired loans do not include large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment, which consist of most residential mortgage loans and consumer loans. Impairment is measured on a discounted cash flow method based upon the loan’s contractual effective interest rate, or at the loan’s observable market price, or if the loan is collateral dependent, at the fair value of the collateral less costs to sell. For collateral dependent loans, management may adjust appraised values to reflect estimated market value declines or apply other discounts to appraised values for unobservable factors resulting from its knowledge of circumstances associated with the property.
(2)
  Loss allocations for non-impaired loans are based on historical loss experience, credit, grade, delinquency factors and other similar credit quality indicators, adjusted for qualitative factors. Qualitative factors include, but are not limited to, the value of underlying collateral, concentrations of credit, current economic conditions, the state of the business cycle and competitive and regulatory issues.
Individual commercial loans and commercial mortgage loans not deemed to be impaired are evaluated using an internal rating system and the application of loss allocation factors. The loan rating system is described under the caption “Credit quality indicators” in Note 5 of the Notes to Consolidated Financial Statements. The loan rating system and the related loss allocation factors take into consideration parameters including the borrower’s financial condition, the borrower’s performance with respect to loan terms, and the adequacy of collateral. We periodically reassess and revise the loss allocation factors used in the assignment of loss exposure to appropriately reflect our analysis of migrational loss experience. We analyze historical loss experience over periods deemed to be relevant to the inherent risk of loss in the commercial loans and commercial mortgage loan portfolios as of the balance sheet date. We adjust loss allocations for various factors including trends in real estate values, trends in rental rates on commercial real estate, and our assessments of credit risk associated with certain industries and an ongoing trend toward larger credit relationships.
Portfolios of more homogeneous populations of loans, including the various categories of residential mortgages and consumer loans are analyzed as groups taking into account delinquency ratios and other indicators and our historical loss experience for each type of credit product. We analyze historical loss experience over periods deemed to be relevant to the inherent risk of loss in residential mortgage and consumer loan portfolios as of the balance sheet date. We periodically update these analyses and adjust the loss allocations for various factors that we believe are not adequately presented in historical loss experience including trends in real estate values, changes in unemployment levels and increases in delinquency levels. These factors are also evaluated taking into account the geographic location of the underlying loans.
(3)
  An unallocated allowance may or may not be required and is for measurement imprecision attributable to uncertainty in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Because the methodology is based upon historical loss experience and trends, current economic data as well as management’s judgment, factors may arise that result in different estimations. Adversely different conditions or assumptions could lead to increases in the allowance. In addition, various regulatory agencies periodically review the allowance for loans losses. Such agencies may require additions to the allowance based on their judgments about information available to them at the time of their examination. As of December 31, 2013, management believes that the allowance is adequate and consistent with asset quality and delinquency indicators.
Our Audit Committee of the board of directors is responsible for oversight of the loan review process. This process includes review of the Bank’s procedures for determining the adequacy of the allowance for loan losses, administration of its internal credit rating systems and the reporting and monitoring of credit granting standards.
Valuation of Investment Securities
Securities that we have the ability and intent to hold until maturity are classified as held-to-maturity and are accounted for using historical cost, adjusted for amortization of premium and accretion of discount. Securities available for sale are carried at fair value, with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income or loss in shareholders’ equity. The fair values of securities are based on either quoted market prices, third party pricing services or third party valuation specialists. When the fair value of an investment security is less than its amortized cost basis, we assess whether the decline in value is other-than-temporary. We consider whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for impairment, the severity and duration of the impairment, changes in the value subsequent to the reporting date, forecasted performance of the issuer, changes in the dividend or interest payment practices of the issuer, changes in the credit rating of the issuer or the specific security, and the general market condition in the geographic area or industry the issuer operates in.
Future adverse changes in market conditions, continued poor operating results of the issuer, projected adverse changes in cash flows which might impact the collection of all principal and interest related to the security, or other factors could result in further losses that may not be reflected in an investment’s current carrying value, possibly requiring an additional impairment charge in the future.
Deferred Taxes
We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Significant judgment is exercised in evaluating the amount and timing of recognition of the resulting tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed continually as regulatory and business factors change.
Emerging Growth Company
The JOBS Act permits us, as an “emerging growth company”, to take advantage of an extended transition period to comply with new or revised accounting standards and not commence complying with new or revised accounting standards until private companies must do so. Under the JOBS Act, we may make an irrevocable election to “opt out” of that extended transition period and comply with new or revised accounting standards when public companies that are not emerging growth companies must commence complying with those standards. We have elected to “opt out” of the extended transition period.

THE WILTON BANK
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This section presents The Wilton Bank management’s perspective on The Wilton Bank’s financial condition and results of operations. The following discussion and analysis should be read in conjunction with the financial statements and related notes of The Wilton Bank contained elsewhere in this prospectus. To the extent that this discussion describes prior performance, the descriptions relate only to the periods listed, which may not be indicative of future financial outcomes. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management’s expectations. Factors that could cause such differences are discussed in the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” We assume no obligation to update any of these forward-looking statements.
General
The Wilton Bank is a state chartered commercial bank located in Wilton, Connecticut, whose deposits are insured by the Federal Deposit Insurance Corporation, or the FDIC. The Wilton Bank provides a full range of banking services to commercial and consumer customers, primarily located within its community and the surrounding area. The Wilton Bank is subject to competition from other financial institutions throughout the region. The Wilton Bank is also subject to the regulations of certain federal and state regulatory agencies and undergoes periodic examinations by those regulatory authorities.
The Wilton Bank was acquired by Bankwell Financial Group. Inc., or the Company, on November 5, 2013.
The following discussion and analysis presents The Wilton Bank’s results of operations and financial condition for the periods presented.
Overview
Beginning in 2007, softening real estate markets, and generally weak economic conditions led to declines in collateral values and stress on the cash flows of borrowers. As a result of The Wilton Bank’s lending concentrations in construction and development loans, The Wilton Bank’s loan portfolio was severely affected. These adverse economic conditions continued into 2013 placing further stress on The Wilton Bank’s borrowers, resulting in increases in charge-offs, delinquencies and non-performing loans, and in some instances, lower valuations for The Wilton Bank’s impaired loans and other real estate owned. During 2013, The Wilton Bank continued to deal with problem assets, both nonaccrual loans and foreclosed real estate, with the effects of the artificially low interest rate environment, with the extremely competitive market for loan originations, and with the shortfall in The Wilton Bank’s Tier 1 capital requirement as contained in the Consent Agreement, defined below.
In July 2010, The Wilton Bank agreed to the issuance of a formal, written Consent Agreement with the FDIC and the State of Connecticut Department of Banking, or DOB. Under the terms of the Consent Agreement, The Wilton Bank was required to maintain its Tier 1 capital ratio at least equal to 12% to total assets, Tier 1 risk-based capital at least equal to 12% of total risk-weighted assets, and total risk-based capital at least equal to 15% of total risk-weighted assets. The Consent Agreement further provided for certain asset growth restrictions together with the reduction of The Wilton Bank’s risk position in certain classified assets, and a restriction on the extension of credit to borrowers whose loans are so criticized.
At September 30, 2013, and December 31, 2012, The Wilton Bank was not in compliance with the Consent Agreement’s minimum 12% Tier 1 Capital requirement, however, all other requirements had been met. In December 2012, The Wilton Bank submitted an updated Capital Plan to the FDIC and DOB. The Wilton Bank operated under the updated Capital Plan through the acquisition date of November 5, 2013, at which time the Consent Agreement ceased to apply and was not binding on the surviving bank, Bankwell Bank.
Earnings Overview
As a result of the decline in The Wilton Bank’s business and the restrictions imposed by its regulators, The Wilton Bank has not been profitable since 2008. The Wilton Bank has focused on dealing with problem loans and foreclosed real estate, continuing to comply with the terms of the Consent Agreement where possible, and decreasing expenses when possible.
2013 Earnings Summary
The Wilton Banks’s net loss for the nine months ended September 30, 2013 was $1.5 million, an increase of $349 thousand, or 31%, compared to the first nine months of 2012. The major components of this increase were the $193 thousand decrease in net interest income coupled with the $146 thousand increase in noninterest expense, most notably the $174 thousand increase in professional services as a result of legal and consulting fees related to the implementation of the capital plan.
2012 Earnings Summary
The Wilton Bank’s net loss for the year ended December 31, 2012, was $1.7 million, a decrease of $1.6 million from a net loss of $3.3 million for the year ended December 31, 2011. A major component of this decrease was the approximate $1.4 million charge to federal income tax expense in 2011 that established a deferred-tax valuation allowance. Also impacting this decrease was the $900 thousand provision for loan losses in 2011 without such a provision for 2012. In addition, The Wilton Bank recorded a legal settlement recovery to income on its FHLMC auction rate preferred stock of approximately $796 thousand during 2011.
Results of Operations
Net Interest Income
Net interest income is the difference between interest earned on loans and securities and interest paid on deposits and other borrowings, and is the primary source of The Wilton Bank’s operating income. Net interest income is affected by the level of interest rates, changes in interest rates and changes in the amount and composition of interest-earning assets and interest-bearing liabilities. Included in interest income are certain loan fees, such as deferred origination fees and late charges. The average balances are principally daily averages and, for loans, include performing and non-performing balances. Interest income on loans includes the effect of deferred loan fees and costs accounted for as yield adjustments, but does not include interest on loans for which we have ceased to accrue interest. Premium amortization and discount accretion are included in the respective interest income and interest expense amounts.
The following tables present average balance sheet information, interest income, interest expense and the corresponding average yields earned and rates paid for the nine months ended September 30, 2013 and 2012 and for the years ended December 31, 2012 and 2011.

	Nine months ended September 30,
	2013			2012
	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate
(Dollars in thousands)
Assets:
Cash and due from banks	$1,979	$—	—%	$1,758	$—	—%
Interest earning deposits	32,003	117	0.49	23,198	99	0.57
Securities(1)	1,028	2	0.26	1,246	11	1.18
Loans:
Loans secured by non-residential properties	9,010	310	4.60	10,580	408	5.15
Loans secured by residential properties	7,498	369	6.58	7,771	328	5.64
Construction, development and land loans(2)	11,369	311	3.66	16,052	428	3.56
Commercial and industrial loans	2,538	105	5.53	3,292	167	6.78
Consumer, personal and other loans	1,249	64	6.85	976	56	7.66
Total loans	31,664	1,159	4.89	38,671	1,387	4.79
Total earning assets	64,695	$1,278	2.64%	63,115	$1,497	3.17%
Other assets	6,835			7,758
Total assets	$73,509			$72,631
Liabilities and shareholders’ equity:
Deposits:
Noninterest-bearing	$14,473	$—	—%	$13,894	$—	—%
NOW	12,943	5	0.08	11,577	6	0.10
Money market	22,061	49	0.45	20,468	54	0.53
Savings	5,085	3	0.12	5,018	8	0.32
Time	11,391	49	0.87	12,264	65	1.06
Total deposits	65,953	106	0.32	63,221	133	0.42
Federal Home Loan Bank advances	—	—	—	—	—	—
Total funding liabilities	65,953	$106	0.32%	63,221	$133	0.42%
Other liabilities	209			210
Shareholders’ equity	7,347			9,200
Total liabilities and shareholders’ equity	$73,509			$72,631
Net interest income		$1,172			$1,364
Interest rate spread			2.32%			2.75%
Net interest margin(3)			2.42%			2.89%

(1)
  Average balances and yields for securities are based on amortized cost.
(2)
  Includes commercial and residential real estate construction.
(3)
  Net interest income as a percentage of total earning assets.

	Years ended December 31,
	2012			2011
	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate
(Dollars in thousands)
Assets:
Cash and due from banks	$1,824	$—	—%	$1,650	$—	—%
Interest earning deposits	24,076	134	0.56	17,514	92	0.53
Securities(1)	1,222	14	1.15	6,019	62	1.03
Loans:
Loans secured by non-residential properties	10,526	541	5.14	10,129	575	5.68
Loans secured by residential properties	7,883	411	5.21	9,600	397	4.14
Construction, development and land loans(2)	15,510	558	3.60	21,173	536	2.53
Commercial and industrial loans	3,196	214	6.70	4,444	300	6.75
Consumer, personal and other loans	1,093	82	7.50	905	72	7.96
Total loans	38,208	1,806	4.73	46,251	1,880	4.06
Total earning assets	63,506	$1,954	3.08%	69,784	$2,034	2.91%
Other assets	7,711			7,017
Total assets	$73,041			$78,451
Liabilities and shareholders’ equity:
Deposits:
Noninterest-bearing	$14,009	$—	—%	$13,056	$—	—%
NOW	11,669	9	0.08	13,099	10	0.08
Money market	20,755	73	0.35	22,365	100	0.45
Savings	5,057	10	0.20	4,560	12	0.26
Time	12,319	85	0.69	13,806	122	0.88
Total deposits	63,809	177	0.28	66,886	244	0.36
Federal Home Loan Bank advances	—	—	—	—	—	—
Total funding liabilities	63,809	$177	0.28%	66,886	$244	0.36%
Other liabilities	222			251
Shareholders’ equity	9,010			11,314
Total liabilities and shareholders’ equity	$73,041			$78,451
Net interest income		$1,777			$1,790
Interest rate spread			2.80%			2.55%
Net interest margin(3)			2.80%			2.57%

(1)
  Average balances and yields for securities are based on amortized cost.
(2)
  Includes commercial and residential real estate construction.
(3)
  Net interest income as a percentage of total earning assets.

Effect of changes in interest rates and volume of average earning assets and average interest-bearing liabilities
The following table shows the extent to which changes in interest rates and changes in the volume of average earning assets and average interest-bearing liabilities have affected net interest income. For each category of earning assets and interest-bearing liabilities, information is provided relating to: changes in volume (changes in average balances multiplied by the prior year’s average interest rates); changes in rates (changes in average interest rates multiplied by the prior year’s average balances); and the total change. Changes attributable to both volume and rate have been allocated proportionately based on the relationship of the absolute dollar amount of change in each.

	Nine Months Ended Sept. 30, 2013 vs 2012 Increase (Decrease)			Year Ended December 31, 2012 vs 2011 Increase (Decrease)
(In thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest and dividend income:
Interest earning deposits	$29	$(11)	$18	$36	$6	$42
Securities	(2)	(7)	(9)	(56)	8	(48)
Loans:
Loans secured by non-residential properties	(57)	(41)	(98)	24	(58)	(34)
Loans secured by residential properties	(13)	54	41	(50)	64	14
Construction, development and land loans	(118)	1	(117)	(38)	60	22
Commercial and industrial loans	(34)	(28)	(62)	(84)	(2)	(86)
Consumer, personal and other loans	13	(5)	8	14	(4)	10
Total loans	(209)	(19)	(228)	(134)	60	(74)
Total change in interest and dividend income	(182)	(37)	(219)	(154)	74	(80)
Interest expense:
Deposits:
NOW	1	(2)	(1)	(1)	—	(1)
Money market	5	(10)	(5)	(7)	(20)	(27)
Savings	—	(5)	(5)	2	(4)	(2)
Time	(4)	(12)	(16)	(12)	(25)	(37)
Total deposits	2	(29)	(27)	(18)	(49)	(67)
Total change in interest expense	2	(29)	(27)	(18)	(49)	(67)
Change in net interest income	$(184)	$(8)	$(192)	$(136)	$123	$(13)

Nine months ended September 30, 2013 compared to nine months ended September 30, 2012
Net interest income for the nine months ended September 30, 2013 and 2012 was $1.2 million and $1.4 million, respectively. The Wilton Bank’s net interest margin (net interest income as a percentage of average interest-earning assets) declined 47 basis points to 2.42% for the nine month period ended September 30, 2013, compared to 2.89% for the same period in 2012. The major component of this decrease was the $227 thousand dollar decrease in interest and fees on loans, mainly as a result of lower average balances outstanding.
Interest income for the nine months ended September 30, 2013 decreased by $220 thousand to $1.3 million or 15%, from the comparative 2012 period. This decrease was mainly attributable to the $227 thousand decrease in loan income from $1.4 million in the 2012 period to $1.2 million on the 2013 period.

Average loan balances decreased $7.0 million from $38.7 million in the 2012 period to $31.7 million in the 2013 period. This decrease was partially mitigated by the decrease in average nonaccrual loans outstanding, which is a component of average loans. There was a decrease of $3.1 million from $9.7 million in the 2012 period to $6.6 million in the 2013 period. In addition, there was an $18 thousand, or 18%, increase in income on interest earning deposits, mainly as a result of the $8.8 million increase in average balances outstanding from $23.2 in the 2012 period to $32.0 million in the 2013 period.
Interest expense for the nine months ended September 30, 2013, decreased by $27 thousand, or 20%, over interest expense for the comparative 2012 period. This decrease was mainly the result of the continued overall lower interest rate pricing on deposits, coupled with the lower interest rate repricing on time deposits as they matured. The average rate paid for deposits decreased 0.10% from 0.42% in the 2012 period, to 0.32% in the 2013 period. This decrease occurred despite the fact that average interest-bearing liabilities increased $2.2 million from $49.3 million in the 2012 period to $51.5 million in the 2013 period, reflecting the lower interest rate environment.
Year ended December 31, 2012 compared to year ended December 31, 2011
Net interest income totaled $1.8 million for the years ended December 31, 2012 and 2011. Net interest margin increased 23 basis points to 2.80% in 2012 from 2.57% in 2011, primarily due to the decrease in average nonaccrual loan balances loans during 2012, which were approximately $6.6 million lower than the 2011 period.
Interest income for the year ended December 31, 2012 decreased by $80 thousand to $2.0 million, or 4%, from interest income for 2011. This decrease was mainly attributable to the $74 thousand decrease in loan income from $1.9 million in 2011 to $1.8 million in 2012. Average loan balances decreased $8.1 million from $46.3 million in 2011 to $38.2 million in 2012. This decrease was partially mitigated by the decrease in average nonaccrual loans outstanding, which is a component of average loans. There was a decrease of $6.6 million from $16.3 million in 2011 to $9.7 million in 2012. In addition, there was a $42 thousand, or 46%, increase in 2012 compared to 2011 in income on interest earning deposits, mainly as a result of the $6.6 million increase in average balances outstanding from $17.5 million in 2011 to $24.1 million in 2012.
Interest expense for the year ended December 31, 2012 decreased by $67 thousand, or 27%, compared to interest expense for 2011. This decrease was mainly the result of overall lower interest rate pricing on deposits, coupled with the lower interest rate repricing on time deposits as they matured. The average rate paid for deposits decreased 0.08% from 0.36% in 2011, to 0.28% in 2012. Average earning deposits decreased $4.0 million from $53.8 million in 2011 to $49.8 million in 2012.
Provision for Loan Losses
The provision for loan losses is based on management’s periodic assessment of the adequacy of The Wilton Banks’s allowance for loan losses which, in turn, is based on such interrelated factors as the composition of its loan portfolio and its inherent risk characteristics, the level of nonperforming loans and net charge-offs, both current and historic, local economic and credit conditions, the direction of real estate values, and regulatory guidelines. The provision for loan losses is charged against earnings in order to maintain The Wilton Bank’s allowance for loan losses and reflects its management’s best estimate of probable losses inherent in its loan portfolio at the balance sheet date.
There was no provision for loan losses recorded for the nine months ended September 30, 2013 and 2012, reflecting the aggressive loan write-downs and charge-offs that had been previously taken. For the years ended December 31, 2012 and 2011, the provision for loan losses was $0 and $900 thousand, respectively. Loans charged off in 2011 totaled $1.6 million, as compared to $193 thousand for 2012.
Noninterest Income
Noninterest income is a component of The Wilton Bank’s revenue and is primarily comprised primarily of fees generated from loan and deposit relationships with customers. The following table compares noninterest income for the nine months ended September 30, 2013 and 2012 and for the years ended December 31, 2012 and 2011.

	Nine Months Ended September 30,		Years Ended December 31,		2013 / 2012 Nine Months Change		2012 / 2011 Year Change
(Dollars in thousands)	2013	2012	2012	2011	$	%	$	%
Service charges and fees	$65	$74	$101	$93	$(9)	(12)%	$8	9%
Recovery from legal settlement	—	—	—	796	—	—	(796)	(100)
Other	129	130	177	172	(1)	(1)	5	3
Total noninterest income	$194	$204	$278	$1,061	$(10)	(5)%	$(783)	(74)%

Nine months ended September 30, 2013 compared to nine months ended September 30, 2012
Noninterest income totaled $194 thousand for the nine months ended September 30, 2013, compared to $204 thousand for the same period in 2012. The decrease primarily reflects a decrease of $9 thousand in service charges and fees.
Service charges and fees.   The Wilton Bank earns fees from customers for deposit-related services. For the nine months ended September 30, 2013, service charges and fees totaled $65 thousand. The decrease of $9 thousand, or 12%, over the nine months ended September 30, 2012 mainly reflects an $8 thousand decrease in non-sufficient fund charges.
Other.   For the nine months ended September 30, 2013, other noninterest income totaled $129 thousand, compared to $130 thousand for the same period in 2012. A major component of other income is rental income, which totaled $83 thousand for both 2013 and 2012 periods.
Year ended December 31, 2012 compared to year ended December 31, 2011
Noninterest income totaled $278 thousand in 2012, a decline of $783 thousand from 2011, primarily reflecting a $796 thousand recovery from a legal settlement received in 2011.
Service charges and fees.   For the year ended December 31, 2012, service charges and fees totaled $101 thousand. The increase of $8 thousand, or 9%, over the year ended December 31, 2011 reflects an increase in NSF charges of $10 thousand.
Recovery from legal settlement.   During 2008, The Wilton Bank recorded other-than-temporary impairments totaling $1.6 million on its investments in auction rate preferred securities collateralized by Freddie Mac preferred stock. During 2009, The Wilton Bank sold all of its Freddie Mac preferred stock at an additional loss of $28 thousand. During 2011, The Wilton Bank received a settlement of $796 thousand related to these losses.
Other.   For the years ended December 31, 2012 and 2011 other noninterest income totaled $177 thousand and $172 thousand, respectively. A major component of other income is rental income, which totaled $114 thousand and $105 thousand, respectively for the years ended December 31, 2012 and 2011.
Noninterest expense
The following table compares noninterest expense for the nine months ended September 30, 2013 and 2012 and for the years ended December 31, 2012 and 2011.

	Nine Months Ended September 30,		Years Ended December 31,		2013 / 2012 Nine Months Change		2012 / 2011 Year Change
(Dollars in thousands)	2013	2012	2012	2011	$	%	$	%
Salaries and employee benefits	$1,241	$1,232	$1,624	$1,758	$9	1%	$(134)	)%
Loss and expenses on foreclosed real estate, net	192	251	495	335	(59)	(24)	160	48
Professional services	427	253	394	397	174	69	(3)	(1)
Occupancy and equipment	245	253	339	327	(8)	(3)	12	4
Insurance	163	150	201	203	13	9	(2)	(1)
Data processing	150	120	161	151	30	25	10	7
FDIC insurance	116	117	154	178	(1)	(1)	(24)	(13)
Non-accrual loan expenses, net of recoveries	2	(26)	(22)	56	28	108	(78)	(139)
Other	315	355	450	465	(40)	(11)	(15)	(3)
Total noninterest expense	$2,851	$2,705	$3,796	$3,870	$146	5%	$(74)	)%

Nine months ended September 30, 2013 compared to nine months ended September 30, 2012
Noninterest expense was $2.9 million for the nine months ended September 30, 2013, compared to $2.7 million for the nine months ended September 30, 2012. The increase of $146 thousand, or 5%, was mainly due to the increase in professional services.
Salaries and employee benefits.   Salaries and employee benefit costs are the largest component of noninterest expense and include employee payroll expense, health insurance, benefit plans and payroll taxes. Salaries and employee benefits increased by $9 thousand, for the nine months ended September 30, 2013 compared to the same period in 2012.
Loss and expenses on foreclosed real estate, net.   Expenses related to properties acquired through foreclosure or repossession are included in foreclosed real estate costs. For the nine months ended September 30, 2013 and 2012, the net loss and expenses on foreclosed real estate were $192 thousand and $251 thousand, respectively. These charges not only reflect the actual cost of holding and maintaining these properties, but also any gain or loss on disposition and charges to income based on reevaluations of the value of the real estate. For the 2012 period, writedowns in value of other real estate owned totaled $53 thousand, compared to $240 thousand for the 2013 period.
Professional services.   Professional services include legal, audit and professional fees paid to external parties. For the nine months ended September 30, 2013 professional services increased by $174 thousand, or 69%, compared to the nine months ended September 30, 2012, primarily reflecting higher consulting and legal expenses related to compliance with the Consent Agreement and merger expenses.
Occupancy and equipment.   Depreciation, real estate tax and maintenance costs make up the majority of occupancy and equipment expenses, which decreased by $8 thousand, or 3%, totaling $245 thousand in the nine months ended September 30, 2013, compared to $253 thousand for the nine months ended September 30, 2012.
Insurance.   Insurance expense, which consists of financial institution bond and director and officer and related liability insurance, totaled $163 thousand and $150 thousand for the nine months ended September 30, 2013 and 2012, respectively. These costs were up substantially from prior years reflecting the increased costs associated with The Wilton Bank operating under a Consent Agreement.
Data processing.   Data processing expense for our core systems totaled $150 thousand for the nine months ended September 30, 2013, compared to $120 thousand for the nine months ended September 30, 2012. This 25% increase is mainly attributable to a contract surcharge while operating in a month-to-month fashion.
FDIC insurance.   The Wilton Bank is subject to risked-based assessment fees by the FDIC for deposit insurance. For the nine months ended September 30, 2013 and 2012, FDIC insurance expense was $116 thousand and $117 thousand, respectively.

Non-accrual loan expenses, net of recoveries.   Non-accrual loan expense totaled $2 thousand and ($26) thousand for the nine months ended September 30, 2013 and 2012, respectively.
Other.   These expenses include costs for communications, supplies, education and training, business development activities and other operations. For the nine months ended September 30, 2013 and 2012, other noninterest expenses totaled $315 thousand and $355 thousand, respectively. The $40 thousand decrease was attributable to a number of expenses, such as printing, supplies, meetings and other items, and was influenced by the merger discussions between The Wilton Bank and the Company.
Year ended December 31, 2012 compared to year ended December 31, 2011
Noninterest expense was $3.8 million for the year ended December 31, 2012, a decrease of $74 thousand, or 2%, compared to 2011.
Salaries and employee benefits.   Salaries and employee benefits totaled $1.6 million for the year ended December 31, 2012, a decrease of $134 thousand, or 8%, compared to 2011.
Loss and expenses on foreclosed real estate, net.   For the years ended December 31, 2012 and 2011, foreclosed real estate expenses were $495 thousand and $335 thousand, respectively. These charges not only reflect the actual cost of holding and maintaining these properties, but also any charges to income based on reevaluations of the value of the real estate. For 2011, write-downs in value of other real estate owned totaled $281 thousand, compared to $280 thousand for 2012.
Professional services.   Professional services decreased by $3 thousand for 2012, totaling $394 thousand and $397 thousand for the 2012 and 2011 years, respectively.
Occupancy and equipment.   Occupancy and equipment costs increased by $12 thousand in 2012, from $327 thousand in 2011 to $339 thousand in 2012, mainly reflecting increased building expenses.
Insurance.   Insurance expense, which consists of financial institution bond and director and officer and related liability insurance, totaled $201 thousand and $203 thousand for the years ended December 31, 2012 and 2011, respectively. These costs were up substantially from prior years reflecting the increased costs associated with The Wilton Bank operating under the Consent Agreement.
Data processing.   Data processing expense for The Wilton Bank’s core systems totaled $161 thousand for the year ended December 31, 2012, compared to $151 thousand for the year ended December 31, 2011, mainly as a result of increased usage of service offered.
FDIC insurance.   FDIC insurance expense for the year ended December 31, 2012, declined by $24 thousand, or 13%, from the year ended December 31, 2011, reflecting lower assessment rates and a statutory change in the calculation method that was effective for the second quarter of 2011.
Non-accrual loan expenses, net of recoveries.   Non-accrual loan expense totaled ($22) thousand and $56 thousand for the years ended December 31, 2012 and 2011, respectively.
Other.   Other expense for the year ended December 31, 2012, declined by $15 thousand, or 3%, from $465 thousand for the year ended December 31, 2011, to $450 thousand for 2012.
Income Taxes
Income tax expense for the year ended December 31, 2011was $1.4 million; during 2012 there was no provision or benefit. In 2011, The Wilton Bank established a deferred-tax valuation allowance against its net deferred tax assets. Due to the magnitude of The Wilton Bank’s losses, management concluded that it was more-likely-than-not that The Wilton Bank would be unable to realize its deferred tax assets related to net operating losses and accordingly established this valuation allowance equal to 100% of its deferred tax assets.
Financial Condition
Summary
In July 2010, The Wilton Bank agreed to the issuance of a the Consent Agreement with the FDIC and the DOB. Under the terms of the Consent Agreement, The Wilton Bank was required to maintain its Tier 1 capital ratio at least equal to 12% to total assets, Tier 1 risk-based capital at least equal to 12% of total risk-weighted assets, and total risk-based capital at least equal to 15% of total risk-weighted assets. The Consent Agreement further provided for certain asset growth restrictions together with the reduction of Wilton Bank’s risk position in certain classified assets, and a restriction on the extension of credit to borrowers whose loans are so criticized.
At September 30, 2013 and December 31, 2012, The Wilton Bank was not in compliance with the Consent Agreement’s minimum 12% Tier 1 Capital requirement, however all other requirements had been met. In December 2012, The Wilton Bank submitted an updated Capital Plan to the FDIC and DOB, which The Wilton Bank operated under through the acquisition date of November 5, 2013, at which time the Consent Agreement ceased to apply and was not binding on the surviving bank, Bankwell.
Total assets at September 30, 2013 were $69.6 million, a decrease of $6.5 million, or 9%, from the December 31, 2012 balance of $76.1 million, mainly reflecting a decrease in gross loans outstanding of $3.8 million, or 11%. There was also a decrease in other real estate owned of $1.4 million, or 42%, from $3.3 million at December 31, 2012 to $1.9 million at September 30, 2013. Net loans were $28.9 million at September 30, 2013, a decrease of $3.6 million from the $32.5 million at December 31, 2012. There were declines in all loan categories with the largest decline occurring in loans secured by nonresidential properties with a decline of $1.4 million, or 14%.
Total liabilities at September 30, 2013 were $63.1 million, a decrease of $5.0 million from the December 31, 2012 balance of $68.1 million, reflecting a decrease in deposits of $5.2 million. Shareholders’ equity totaled $6.5 million at September 30, 2013, a decrease of $1.5 million, or 19%, from December 31, 2012, largely reflecting the net loss for the period.
Loan Portfolio
The Wilton Bank originates commercial and residential real estate loans, including construction loans, commercial business loans, home equity and other consumer loans. Lending activities are primarily conducted within the market of Fairfield County and surrounding region of Connecticut.
Total loans before deferred loan fees were $29.9 million at September 30, 2013, a decrease of $3.8 million, or 11%, from the $33.7 million at December 31, 2012, a decrease of $11.4 million, or 28%, from the balance at December 31, 2011. Since December 31, 2007, total loans have decreased $30.2 million from $60.1 million, reflecting the weak economy in which The Wilton Bank was operating, the highly competitive market for new loans and The Wilton Bank’s efforts in dealing with its problem loans. Construction loans have experienced the most significant downturn mainly due to the economic downturn and related factors and the fact that The Wilton Bank had a concentration in this area. Construction loans were down $7.7 million, or 42%, and $807 thousand, or 7%, from December 31, 2011 and 2012, respectively.
The following table compares The Wilton Bank’s loan portfolio for the dates indicated:

	At September 30, 2013		At December 31,
			2012		2011
(Dollars in thousands)	Amount	Percent of Loan Portfolio	Amount	Percent of Loan Portfolio	Amount	Percent of Loan Portfolio
Real estate loans:
Loans secured by residential properties	$6,861	22.98%	$7,951	23.62%	$8,129	19.67%
Loans secured by non-residential properties	8,873	29.72	10,298	30.60	10,684	25.85
Construction, development and land loans	10,539	35.30	11,347	33.71	18,204	44.04
	26,273	88.00	29,596	87.93	37,017	89.56
Commercial and industrial loans	2,400	8.04	2,692	8.00	3,599	8.71
Consumer, personal and other loans	1,184	3.96	1,368	4.07	714	1.73
Total loans	$29,857	100.00%	$33,656	100.00%	$41,330	100.00%

Primary loan categories
Loans secured by residential properties.   Residential real estate loans decreased by $1.1 million, or 14%, in the nine month period ended September 30, 2013 compared to the same period in 2012, and by $178 thousand, or 2% year-over-year, in fiscal year 2012, and totaled $6.9 million, or 23% of total loans, at September 30, 2013. The Wilton Bank does not originate traditional residential real estate loans for the purchase of real estate. The majority of The Wilton Bank’s residential real estate portfolio consists of loans collateralized by residential real estate.
Loans secured by non-residential properties.   Commercial real estate loans were $8.9 million and represented 30% of the total portfolio, at September 30, 2013, a net decrease of $1.4 million, or 14%, from December 31, 2012. During 2012, commercial real estate loans decreased by $386 thousand, or 4%, from December 31, 2011. Commercial real estate loans are secured by a variety of property types, including office buildings, retail facilities, commercial mixed use and multi-family dwellings.
Commercial and industrial loans.   Commercial business loans were $2.4 million and represented 8% of the total loan portfolio at September 30, 2013, compared to $2.7 million, or 8% of the total portfolio, at December 31, 2012 and $3.6 million, or 9% of the total loan portfolio, at December 31, 2011. Commercial business loans primarily provide working capital, equipment financing, financing for leasehold improvements and financing for expansion and are generally secured by assignments of corporate assets, real estate and personal guarantees of the business owners.
Construction, development and land loans.   Construction loans were $10.5 million at September 30, 2013, a decrease of $808 thousand from December 31, 2012, with the majority outstanding attributable to residential construction. Construction loans totaled $11.3 million at December 31, 2012 and $18.2 million at December 31, 2011. Residential construction loans are made to finance the construction of residential dwellings.
Consumer, personal and other loans.   Consumer loans totaled $1.2 million at September 30, 2013 compared to $1.4 million at December 31, 2012, reflecting loans secured by passbook or certificate accounts, or automobiles, as well as unsecured personal loans and overdraft lines of credit.
The following table presents an analysis of the maturity of our commercial real estate, construction and commercial business loan portfolios as of September 30, 2013 and December 31, 2012.

	September 30, 2013
(In thousands)	Loans Secured by Non- Residential Properties	Construction, Development and Land Loans	Commercial and Industrial Loans	Total
Amounts due:
One year or less	$417	$7,604	$1,334	$9,355
After one year:
One to five years	711	900	1,066	2,677
Over five years	7,745	2,035	—	9,780
Total due after one year	8,456	2,935	1,066	12,457
Total	$8,873	$10,539	$2,400	$21,812

	December 31, 2012
(In thousands)	Loans Secured by Non- Residential Properties	Construction, Development and Land Loans	Commercial and Industrial Loans	Total
Amounts due:
One year or less	$1,113	$7,667	$1,131	$9,911
After one year:
One to five years	631	1,473	1,561	3,665
Over five years	8,554	2,207	—	10,761
Total due after one year	9,185	3,680	1,561	14,426
Total	$10,298	$11,347	$2,692	$24,337

The following table presents an analysis of the interest rate sensitivity of our commercial real estate, construction and commercial business loan portfolios due after one year of September 30, 2013 and December 31, 2012.

	September 30, 2013			December 31, 2012
	Interest Rate		Total	Interest Rate		Total
(In thousands)	Adjustable	Fixed		Adjustable	Fixed
Loans secured by non-residential properties	$5,092	$3,364	$8,456	$5,288	$3,897	$9,185
Construction, development and and land loans	2,935	—	2,935	3,613	67	3,680
Commercial and industrial loans	—	1,066	1,066	—	1,561	1,561
Total loans due after one year	$8,027	$4,430	$12,457	$8,901	$5,525	$14,426

Asset Quality
Nonperforming Assets.   Nonperforming assets include nonaccrual loans and property acquired through foreclosures or repossession. The following table presents nonperforming assets and additional asset quality data for the dates indicated:

	At September 30, 2013	At December 31,
(In thousands)		2012	2011
Nonaccrual loans:
Real estate loans:
Loans secured by residential properties	$1,398	$1,083	$1,550
Loans secured by non-residential properties	502	453	520
Construction, development and land loans	4,573	5,387	10,540
Commercial and industrial loans	554	348	357
Consumer, personal and other loans	73	—	—
Total non accrual loans	$7,100	$7,271	$12,967
Property acquired through foreclosure or repossession, net	1,895	3,270	2,869
Total nonperforming assets	$8,995	$10,541	$15,836
Nonperforming assets to total assets	12.92%	13.85%	20.72%
Nonaccrual loans to total loans	23.78%	21.60%	31.37%
Total past due loans to total loans	11.12%	10.24%	15.27%
Accruing loans 90 days or more past due	$—	$—	$—

Nonperforming assets, which consists of nonaccrual loans and foreclosed real estate, totaled $9.0 million and represented 13% of total assets at September 30, 2013, compared to $10.5 million and 14% of total assets at December 31, 2012. Nonperforming assets at December 31, 2011 represented 21% of total assets and totaled $15.8 million.
Nonaccrual loans, which comprise the majority of our nonperforming assets, totaled $7.1 million at September 30, 2013, a decrease of $171 thousand, or 2%, from December 31, 2012. At December 31, 2011, nonaccrual loans were $13.0 million. Foreclosed real estate was $1.9 million at September 30, 2013, compared to $3.3 million at December 31, 2012. At December 31, 2011, foreclosed real estate was $2.9 million.
Nonaccrual Loans.   Loans greater than 90 days past due are put on nonaccrual status. Loans are also placed on nonaccrual status when, in the opinion of management, full collection of principal and interest is doubtful. Interest previously accrued, but uncollected, is reversed against current period income. Subsequent interest payments received on nonaccrual loans are recognized as interest income, or recorded as a reduction of principal if full collection of the loan is doubtful or if impairment of the collateral is identified. A nonaccrual loan is restored to accrual status when it is no longer delinquent and collectability of interest and principal is no longer in doubt. Total nonaccrual loans were $7.1 and $7.3 million at September 30, 2012 and December 31, 2012, respectively. Included in nonaccrual loans at September 30, 2013 and December 31, 2012 and 2011 were $3.8 million, $4.0 million and $6.7 million of loans, respectively, which were performing in accordance with their contractual terms, however, these loans were not returned to accrual status as they had not yet met necessary performance standards.
At September 30, 2013, there were seven construction loans on nonaccrual status totaling $4.6 million compared to eight loans totaling $5.4 million at December 31, 2012.
At September 30, 2013, there were three commercial real estate loans on nonaccrual status totaling $502 thousand compared to two loans totaling $453 thousand, at December 31, 2012.
Nonaccrual commercial business loans totaled $554 thousand at September 30, 2013 and consisted of three loans. There were two commercial business loans on nonaccrual status at December 31, 2012 totaling $348 thousand.
At September 30, 2013, there were no commitments to lend additional funds to any borrower on nonaccrual status.
Interest income that would have been recognized if loans on nonaccrual status had been current in accordance with their original terms for the nine months ended September 30, 2013 and 2012 was $286 thousand and $387 thousand, respectively, and for the years ended December 31, 2012 and 2011 was $358 thousand and $687 thousand, respectively. The amount of actual interest income recognized on these loans was $99 thousand and $70 thousand for the nine months ended September 30, 2013 and 2012, respectively, and $167 thousand and $34 thousand for the years ended December 31, 2012 and 2011, respectively.
Past Due Loans.   When a loan is 15 days past due, The Wilton Bank sends the borrower a late notice. The Wilton Bank also contacts the borrower by phone if the delinquency is not corrected promptly after the notice has been sent. When the loan is 30 days past due, The Wilton Bank mails the borrower a letter reminding the borrower of the delinquency, and attempts to contact the borrower personally to determine the reason for the delinquency and ensure the borrower understands the terms of the loan. If necessary, subsequent delinquency notices are issued and the account will be monitored on a regular basis thereafter. By the 90th day of delinquency, The Wilton Bank will send the borrower a final demand for payment and may recommend foreclosure. A report of all loans 30 days or more past due is provided to The Wilton Bank’s board of directors each month. Loans greater than 90 days past due are put on nonaccrual status.

The following table presents past due loans as of September 30, 2013 and December 31, 2012 and 2011:

(In thousands)	31 – 60 Days Past Due	61 – 90 Days Past Due	Greater Than 90 Days (Nonaccrual)	Total Past Due
As of September 30, 2013
Construction, development and land loans	$—	$—	$1,746	$1,746
Loans secured by residential properties	—	—	779	779
Loans secured by non-residential properties	—	—	435	435
Commercial and industrial loans	—	—	280	280
Consumer, personal and other loans	7	—	73	80
Total	$7	$—	$3,313	$3,320
As of December 31, 2012
Construction, development and land loans	$—	$—	$2,248	$2,248
Loans secured by residential properties	—	—	748	748
Loans secured by non-residential properties	—	—	—	—
Commercial and industrial loans	75	—	300	375
Consumer, personal and other loans	75	—	—	75
Total	$150	$—	$3,296	$3,446
As of December 31, 2011
Construction, development and land loans	$—	$1,400	$3,736	$5,136
Loans secured by residential properties	—	—	718	718
Loans secured by non-residential properties	53	103	—	156
Commercial and industrial loans	300	—	—	300
Consumer, personal and other loans	—	—	—	—
Total	$353	$1,503	$4,454	$6,310

At September 30, 2013, total past due loans totaled $3.3 million. Of this total, all of the loans were on nonaccrual status with the exception of one loan for $7 thousand that was past due. As of December 31, 2012, total past due loans were $3.4 million, all of which consisted of nonaccrual loans with the exception of two loans totaling $150 thousand. As of December 31, 2011, all past due loans consisted of nonaccrual loans with the exception of one loan totaling $53 thousand.
Troubled Debt Restructurings.   Loans are considered restructured in a troubled debt restructuring when The Wilton Bank has granted concessions to a borrower due to the borrower’s financial condition that The Wilton Bank otherwise would not have considered. These concessions may include modifications of the terms of the debt such as reduction of the stated interest rate other than normal market rate adjustments, extension of maturity dates, or reduction of principal balance or accrued interest. The decision to restructure a loan, rather than aggressively enforcing the collection of the loan, may benefit The Wilton Bank by increasing the ultimate probability of collection.
Restructured loans are classified as accruing or non-accruing based on The Wilton Bank management’s assessment of the collectability of the loan. Loans which are already on nonaccrual status at the time of the restructuring generally remain on nonaccrual status for approximately six months before management considers such loans for return to accruing status. Accruing restructured loans are placed into nonaccrual status if and when the borrower fails to comply with the restructured terms and management deems it unlikely that the borrower will return to a status of compliance in the near term.

Troubled debt restructurings are reported as such for at least one year from the date of the restructuring. In years after the restructuring, troubled debt restructured loans are removed from this classification if the restructuring did not involve a below market rate concession and the loan is not deemed to be impaired based on the terms specified in the restructuring agreement. As of September 30, 2013, there were no significant commitments to lend additional funds to borrowers whose loans had been restructured.
The following table presents information on troubled debt restructured loans.

	At Sept. 30, 2013	At December 31,
(In thousands)		2012	2011
Accruing troubled debt restructured loans:
Loans secured by residential properties	$—	$652	$—
Loans secured by non-residential properties	—	78	93
Construction, development and land loans	224	229	483
Consumer, personal and other loans	252	278	—
Commercial and industrial loans	176	100	—
Accruing troubled debt restructured loans	652	1,337	576
Nonaccrual troubled debt restructured loans:
Loans secured by residential properties	1,336	743	786
Loans secured by non-residential properties	502	453	418
Construction, development and land loans	3,038	3,144	6,804
Commercial and industrial loans	43	48	57
Nonaccrual troubled debt restructured loans	4,919	4,388	8,065
Total troubled debt restructured loans	$5,571	$5,725	$8,641

As of September 30, 2013 and December 31, 2012, loans classified as troubled debt restructurings totaled $5.6 million and $5.7 million, respectively. During the nine months ended September 30, 2013, there was a decrease of $154 thousand in troubled debt restructurings mainly as a result of principal paydowns, offset by the addition of a commercial business loan of $79 thousand. The $5.6 million balance at September 30, 2013 consists of seventeen loans. The largest troubled debt restructured loan is a construction loan totaling $2.1 million. The second largest troubled debt restructured loans was also a construction loan that totaled $736 thousand.
Allowance for Loan Losses
Establishing an appropriate level of allowance for loan losses, or the allowance, necessarily involves a high degree of judgment. The Wilton Bank uses a methodology to systematically measure the amount of estimated loan loss exposure inherent in its loan portfolio for purposes of establishing a sufficient allowance for loan losses. The Wilton Bank evaluates the adequacy of the allowance at least quarterly, and in determining The Wilton Bank’s allowance for loan losses, estimates losses on specific loans, or groups of loans, where the probable loss can be identified and reasonably determined. The balance of The Wilton Bank’s allowance for loan losses is based on internally assigned risk classifications of loans, historical loan loss rates and subsequent recoveries, changes in the nature of the loan portfolio, overall portfolio quality, industry concentrations, delinquency trends, current economic factors and the estimated impact of current economic conditions on certain historical loan loss rates.

The following table presents the activity in and allocation of The Wilton Bank’s allowance for loan losses and related ratio of net charge-offs to average loans:

(In thousands)	Construction, Development and Land Loans	Loans Secured by Residential Properties	Loans Secured by Non- Residential Properties	Commercial and Industrial Loans	Consumer, Personal and Other Loans	Unallocated	Total
September 30, 2013
Beginning balance	$283	$103	$250	$114	$36	$327	$1,113
Charge-offs	(225)	—	—	(86)	—	—	(311)
Recoveries	—	80	—	—	—	—	80
Provisions	80	(113)	(114)	140	64	(57)	—
Ending balance	$138	$70	$136	$168	$100	$270	$882
Ratio of net charge-offs to average loans							0.73%
December 31, 2012
Beginning balance	$475	$244	$268	$187	$29	$102	$1,305
Charge-offs	(89)	(24)	—	(80)	—	—	(193)
Recoveries	—	—	—	1	—	—	1
Provisions	(103)	(117)	(18)	6	7	225	—
Ending balance	$283	$103	$250	$114	$36	$327	$1,113
Ratio of net charge-offs to average loans							0.50%
December 31, 2011
Beginning balance	$617	$338	$234	$739	$59	$47	$2,034
Charge-offs	(1,191)	(55)	—	(388)	—	—	(1,634)
Recoveries	1	—	—	3	1	—	5
Provisions	1,048	(39)	34	(167)	(31)	55	900
Ending balance	$475	$244	$268	$187	$29	$102	$1,305
Ratio of net charge-offs to average loans							3.52%

At September 30, 2013, The Wilton Bank’s allowance for loan losses was $882 thousand and represented 3% of total loans, compared to $1.1 million and 3% of total loans at December 31, 2012. The $231 thousand net decrease in the allowance for loan losses is comprised of an increase in the general reserve of $139 thousand and a decrease of $370 thousand in the specific reserve for impaired loans. For the nine months ended September 30, 2013 and 2012, and years ended December 31, 2012 and 2011, the only period there was a provision for loan losses charged to earnings was in the year ended December 31, 2011, and that charge totaled $900 thousand. Net charge-offs for the nine months ended September 30, 2013 were $231 thousand or 0.07% of average loans, reflecting charge-offs associated with an impaired construction loan and a commercial business loan.
The carrying amount of total impaired loans at September 30, 2013 was $7.7 million and consisted of twenty loans on nonaccrual status and six performing troubled debt restructured loans. This compares to a carrying amount of $8.7 million for total impaired loans at December 31, 2012. The amount of allowance for loan losses related to impaired loans was $194 thousand and $54 thousand, respectively, at September 30, 2013 and December 31, 2012.

Investment Securities
The Wilton Bank’s investment securities portfolio consists of held-to-maturity U.S. Government agency obligations. The amortized cost and fair value of these securities totaled $1.0 million at September 30, 2013. At December 31, 2012, the amortized cost and fair value of U.S Government agency obligations was $1.0 million. The unrealized position was $3 thousand at both September 30, 2013 and December 31, 2012. These securities have a weighted average yield of 0.26% and an average maturity of 2.2 years at September 30, 2013.
The Wilton Bank made a conscious decision to maintain a higher level of liquidity due to both the difficult economic environment it was operating in and the receipt of the Consent Agreement, thereby letting investment securities run off without replacing them. The Wilton Bank began receiving interest on its balances held at the Federal Reserve Bank, or FRB, in October of 2008. In the current rate environment, The Wilton Bank found it difficult to invest in securities without extending maturities to a time it did not feel comfortable with. The Wilton Bank maintained its excess liquidity at FRB.
Sources of Funds
Sources of funds include deposits and proceeds from the sales, maturities and payments of loans and investment securities. Total deposits represent 90% of total assets at September 30, 2013. While scheduled loan and securities repayments are a relatively stable source of funds, loan and investment security prepayments and deposit inflows are influenced by prevailing interest rates and local economic conditions and are inherently uncertain.
Deposits
The Wilton Bank offers a wide variety of deposit products and rates to consumer and business customers consistent with FDIC regulations. The Wilton Bank’s asset liability committee meets regularly to determine pricing and marketing initiatives. In addition to being an important source of funding for us, deposits also provide an ongoing stream of fee revenue.
The following table sets forth the composition of The Wilton Bank’s deposits for the dates indicated.

	At September 30, 2013		At December 31,
			2012		2011
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Noninterest-bearing demand	$13,422	21.41%	$14,086	20.75%	$15,533	23.38%
Interest bearing accounts:
NOW, money market and savings	38,831	61.94	41,481	61.11	38,745	58.31
Time certificates of deposit	10,441	16.65	12,314	18.14	12,170	18.32
Total deposits	$62,694	100.00%	$67,881	100.00%	$66,448	100.00%

Total deposits were $62.7 million at September 30, 2013, a decrease of $5.2 million, or 8%, from the balance at December 31, 2012. This decrease was due to outflows in time deposits, noninterest bearing demand deposits and money market accounts, and savings accounts.
Time deposits decreased by $1.9 million, or 15%, from year-end 2012, reflecting The Wilton Bank’s less aggressive pricing stance. Time deposits were $10.4 million at September 30, 2013 compared to the December 31, 2012 balance of $12.3 million.
During the first nine months of 2013, noninterest-bearing demand deposits decreased by $664 thousand, or 5%, and interest bearing demand deposit accounts decreased $2.4 million, or 7%. Savings accounts were $4.9 million at September 30, 2013, a decrease of $290 thousand, or 6%, from December 31, 2012.

Borrowings
The Wilton Bank is a member of the FHLBB, which is part of a twelve district Federal Home Loan Bank System. Members are required to own capital stock of the FHLBB, and borrowings are collateralized by qualifying assets not otherwise pledged (principally securities). The maximum amount of credit that the FHLBB will extend varies from time to time, depending on its policies and the amount of qualifying collateral the member can pledge. Wilton Bank satisfied its collateral requirement at September 30, 2013.
The Wilton Bank did not have any FHLBB advances outstanding at September 30, 2013 or December 31, 2012.
Liquidity and Capital Resources
Liquidity Management
Liquidity is defined as the ability to generate sufficient cash flows to meet all present and future funding requirements at reasonable costs. The Wilton Bank’s primary source of liquidity is deposits, which funded approximately 87% of total average assets in 2012 and 90% of total average assets for the nine-month period ended September 30, 2013. While the generally preferred funding strategy is to attract and retain low cost deposits, the ability to do so is affected by competitive interest rates and terms in the marketplace. Other sources of funding include discretionary use of purchased liabilities (e.g., FHLBB term advances and other borrowings), cash flows from our investment securities portfolios, loan repayments and earnings. Investment securities designated as available-for-sale may also be sold in response to short-term or long-term liquidity needs.
Capital Resources
Total shareholders’ equity was $6.5 million at September 30, 2013, compared to $8.0 million at December 31, 2012. The $1.5 million, or 19%, decrease reflected the net loss of $1.5 million for the first nine months of 2013. The ratio of total equity to total assets was 9.40% at September 30, 2013, which compares to 10.55 at December 31, 2012. Book value per common share at September 30, 2013 and December 31, 2012 was $17.55 and $21.53, respectively.
The Wilton Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the bank’s financial statements. The bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
As discussed previously, The Wilton Bank had been operating under a Consent Agreement which made it necessary for it to submit an updated Capital Plan to the FDIC and DOB. The Capital Plan described actions The Wilton Bank will take to return the Tier 1 capital to the minimum required under the Consent Agreement. Subsequent to the 2012 fiscal year-end, the Capital Plan was accepted by The Wilton Bank’s regulators.
While the Consent Agreement was in effect, The Wilton Bank did not pay dividends or any other form of payment representing a reduction in capital without the prior written approval of the FDIC and the DOB. In addition to the Consent Agreement, certain other restrictions exist regarding the ability of The Wilton Bank to pay dividends. State of Connecticut Banking Rules and Regulations require regulatory approval to pay dividends in excess of the bank’s earnings retained in the current year plus retained earnings from the previous two years. The bank had an accumulated deficit for the three-year period ended December 31, 2012, and therefore is restricted from paying dividends.
Off-Balance Sheet Instruments
In the normal course of business, The Wilton Bank is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the financial statements. The contractual amounts of these instruments reflect the extent of involvement The Wilton Bank has in particular classes of financial instruments.
The Wilton Bank enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of The Wilton Bank’s commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. The Wilton Bank minimizes its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures.
Commitments to extend credit totaled $8.1 million as of September 30, 2013 and $11.1 million at December 31, 2012. The following table summarizes The Wilton Bank’s commitments to extend credit as of the dates indicated. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements. The Wilton Bank manages its liquidity in light of the aggregate amounts of commitments to extend credit and outstanding standby letters of credit in effect from time to time to ensure that it will have adequate sources of liquidity to fund such commitments and honor drafts under such letters of credit.

As of September 30, 2013	Amount of Commitment Expiration per Period
(In thousands)	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Commitments to extend credit:
Undisbursed home equity lines of credit	$3,381	$207	$490	$1,478	$1,206
Undisbursed loans secured by real estate	1,982	676	800	—	506
Future loan commitments	481	248	233	—
Undisbursed commercial lines of credit	1,699	1,669	30	—
Overdraft protection lines	565	—	—	—	565
Total other commitments	$8,108	$2,800	$1,553	$1,478	$2,277

As of December 31, 2012	Amount of Commitment Expiration per Period
(In thousands)	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Commitments to extend credit:
Undisbursed home equity lines of credit	$3,037	$67	$363	$808	$1,799
Undisbursed loans secured by real estate	2,830	444	1,798	—	588
Future loan commitments	2,710	2,710	—	—	—
Undisbursed commercial lines of credit	1,912	1,912	—	—	—
Overdraft protection lines	596	—	—	—	596
Total other commitments	$11,085	$5,133	$2,161	$808	$2,983

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk Management
Interest rate risk management is our primary market risk. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Asset / Liability Management and Interest Rate Risk” herein for a discussion of our management of our interest rate risk.
Inflation Risk Management
Inflation has an important impact on the growth of total assets in the banking industry and causes a need to increase equity capital higher than normal levels in order to maintain an appropriate equity-to-assets ratio. We cope with the effects of inflation by managing our interest rate sensitivity position through our asset/liability management program, and by periodically adjusting our pricing of services and banking products to take into consideration current costs.

SUPERVISION AND REGULATION
General
The Bank, a Connecticut state-chartered commercial bank, is subject to extensive regulation by the Connecticut Department of Banking, as its chartering agency, and by the FDIC, as its deposit insurer. The Bank’s deposits are insured up to applicable limits by the FDIC through the Deposit Insurance Fund. The Bank is required to file reports with, and is periodically examined by, the FDIC and the Connecticut Department of Banking concerning its activities and financial condition and must obtain regulatory approvals prior to entering into certain transactions, such as mergers with, or acquisitions of, other financial institutions. The Company, as a bank holding company, is subject to regulation by and required to file reports with the Connecticut Department of Banking, and the Federal Reserve Board.
The primary goals of the bank regulatory scheme are to maintain a safe and sound banking system and to facilitate the conduct of sound monetary policy. This scheme is intended primarily for the protection of the Deposit Insurance Fund and bank depositors, rather than our shareholders and creditors. The banking agencies have broad enforcement power over bank holding companies and banks, including the authority, among other things, to enjoin “unsafe or unsound” practices, require affirmative action to correct any violation or practice, issue administrative orders that can be judicially enforced, direct increases in capital, direct the sale of subsidiaries or other assets, limit dividends and distributions, restrict growth, assess civil money penalties, remove officers and directors, and, with respect to banks, terminate deposit insurance or place the bank into conservatorship or receivership. In general, these enforcement actions may be initiated for violations of laws and regulations or unsafe or unsound practices.
The following discussion is a summary of the material laws and regulations applicable to our operations, but does not purport to be a complete summary of all applicable laws, rules and regulations. These laws and regulations may change from time to time and the regulatory agencies often have broad discretion in interpreting them. Any change in such laws or regulations, whether by the Connecticut Department of Banking, the FDIC or the Federal Reserve Board could have a material adverse impact on the financial markets in general, and our operations and activities, financial condition, results of operations, growth plans and future prospects specifically.
Dodd-Frank Wall Street Reform and Consumer Protection Act
The Dodd-Frank Act has significantly changed the current bank regulatory structure and will affect into the immediate future the lending and investment activities and general operations of depository institutions and their holding companies.
The Dodd-Frank Act also created a new Consumer Financial Protection Bureau with extensive powers to implement and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rulemaking authority for a wide range of consumer protection laws that apply to all banks and savings associations including, among other things, the authority to prohibit “unfair, deceptive or abusive” acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings associations with more than $10 billion in assets. Banks and savings associations with $10 billion or less in assets will continue to be examined for compliance with federal consumer protection and fair lending laws by their applicable primary federal bank regulators. The Dodd-Frank Act also weakens the federal preemption available for national banks and federal savings associations and gives state attorneys general certain authority to enforce applicable federal consumer protection laws.
The Dodd-Frank Act made many other changes to banking regulation including authorizing depository institutions, for the first time, to pay interest on business checking accounts, requiring originators of securitized loans to retain a percentage of the risk for transferred loans, establishing regulatory rate-setting for certain debit card interchange fees, establishing a number of reforms for mortgage originations, requiring bank holding companies and banks to be “well capitalized” and “well managed” in order to acquire banks located outside of their home state, requiring any bank holding company electing to be treated as a financial holding company to be “well capitalized” and “well managed” and authorizing national and state banks to establish de novo branches in any state that would permit a bank chartered in that state to open a branch at that location.

The Dodd-Frank Act also broadened the base for the FDIC insurance assessments. The FDIC was required to promulgate rules revising its assessment system so that insurance assessments are based on the average consolidated total assets less tangible equity capital of an insured depository institution instead of deposits. That rule took effect April 1, 2011. The Dodd-Frank Act also permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, retroactive to January 1, 2008.
The Dodd-Frank Act increased shareholder influence over boards of directors by requiring companies to give shareholders a nonbinding vote on executive compensation and so-called “golden parachute” payments, and by authorizing the SEC to promulgate rules that would allow shareholders to nominate and solicit votes for their own candidates using a company’s proxy materials.
Many of the provisions of the Dodd-Frank Act are not yet effective, and the Dodd-Frank Act requires various federal agencies to promulgate numerous and extensive implementing regulations over the next several years. It is therefore challenging to predict at this time what impact the Dodd-Frank Act and implementing regulations will have on community banks and their holding companies. Although the substance and scope of many of these regulations cannot be determined at this time, it is expected that the legislation and implementing regulations, particularly those provisions relating to the Consumer Financial Protection Bureau, may increase our operating and compliance costs.
Connecticut Banking Laws and Supervision
Connecticut Department of Banking.   The Connecticut Department of Banking regulates internal organization as well as the deposit, lending and investment activities of state-chartered banks, including the Bank. The approval of the Connecticut Department of Banking is required for, among other things, the establishment of branch offices and business combination transactions. The Connecticut Department of Banking conducts periodic examinations of Connecticut chartered banks. The FDIC also regulates many of the areas regulated by the Connecticut Department of Banking, and federal law may limit some of the authority provided to Connecticut chartered banks by Connecticut law.
Lending Activities.   Connecticut banking laws grant banks broad lending authority. With certain limited exceptions, secured and unsecured loans of any one obligor under this statutory authority may not exceed 10% and 15%, respectively, of a bank’s equity capital and allowance for loan losses.
Dividends.   The Bank may pay cash dividends out of its net profits. For purposes of this restriction, “net profits” represents the remainder of all earnings from current operations. Further, the total amount of all dividends declared by a bank in any year may not exceed the sum of a bank’s net profits for the year in question combined with its retained net profits from the preceding two years. Federal law also prevents an institution from paying dividends or making other capital distributions that, if by doing so, would cause it to become “undercapitalized.” The FDIC may limit a bank’s ability to pay dividends. No dividends may be paid to a shareholder if such dividends would reduce shareholders’ equity below the amount of the liquidation account required by Connecticut regulations. Moreover, the federal agencies have issued policy statements that provide that insured banks should generally only pay dividends out of current operating earnings.
Powers.   Connecticut law permits Connecticut banks to sell insurance and fixed and variable rate annuities if licensed to do so by the Connecticut Insurance Department. With the prior approval of the Connecticut Department of Banking, Connecticut banks are also authorized to engage in a broad range of activities related to the business of banking, or that are financial in nature or that are permitted under the Bank Holding Company Act or the Home Owners’ Loan Act, both federal statutes, or the regulations promulgated as a result of these statutes. Connecticut banks are also authorized to engage in any activity permitted for a national bank or a federal savings association upon filing notice with the Connecticut Department of Banking unless the Connecticut Department of Banking disapproves the activity.
Assessments.   Connecticut banks are required to pay annual assessments to the Connecticut Department of Banking to fund the Connecticut Department of Banking’s operations. The general assessments are paid pro-rata based upon a bank’s asset size.

Enforcement.   Under Connecticut law, the Connecticut Department of Banking has extensive enforcement authority over Connecticut banks and, under certain circumstances, affiliated parties, insiders, and agents. The Connecticut Department of Banking’s enforcement authority includes cease and desist orders, fines, receivership, conservatorship, removal of officers and directors, emergency closures, dissolution and liquidation.
Federal Bank Holding Company Regulation
General.   As a bank holding company, we are subject to comprehensive regulation and regular examinations by the Federal Reserve Board. The Federal Reserve Board also has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a bank holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices.
Under Federal Reserve Board policy which has been codified by the Dodd-Frank Act, a bank holding company must serve as a source of strength for its subsidiary bank. Under this policy, the Federal Reserve Board may require, and has required in the past, a bank holding company to contribute additional capital to an undercapitalized subsidiary bank. A bank holding company must obtain Federal Reserve Board approval before: (1) acquiring, directly or indirectly, ownership or control of any voting securities of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such securities (unless it already owns or controls the majority of such securities); (2) acquiring all or substantially all of the assets of another bank or bank holding company; or (3) merging or consolidating with another bank holding company. Under Connecticut banking law, no person may acquire beneficial ownership of more than 10% of any class of voting securities of a Connecticut chartered bank, or any bank holding company of such a bank, without prior notification of, and lack of disapproval by, the Connecticut Department of Banking.
The Bank Holding Company Act also prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by Federal Reserve Board regulation or order, have been identified as activities closely related to the business of banking or managing or controlling banks. The list of activities permitted by the Federal Reserve Board includes, among other things: (1) operating a savings institution, mortgage company, finance company, credit card company or factoring company; (2) performing certain data processing operations; (3) providing certain investment and financial advice; (4) underwriting and acting as an insurance agent for certain types of credit-related insurance; (5) leasing property on a full-payout, non-operating basis; (6) selling money orders, travelers’ checks and United States savings bonds; (7) real estate and personal property appraising; (8) providing tax planning and preparation services; (9) financing and investing in certain community development activities; and (10) subject to certain limitations, providing securities brokerage services for customers.
Dividends.   The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board’s view that a bank holding company should pay cash dividends only to the extent that the bank holding company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the bank holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve Board also indicated that it would be inappropriate for a bank holding company experiencing serious financial problems to borrow funds to pay dividends.
Substantially all of our income is derived from, and the principal source of our liquidity is, dividends from the Bank. The ability of the Bank to pay dividends to us is also restricted by federal and state laws, regulations and policies. The Bank may pay cash dividends out of its net profits. For purposes of this restriction, “net profits” represents the remainder of all earnings from current operations. Further, the total amount of all dividends declared by a bank in any year may not exceed the sum of a bank’s net profits for the past two fiscal years, plus the portion of the year in which the dividend is paid.

Under federal law, the Bank may not pay any dividend to us if the bank is undercapitalized or the payment of the dividend would cause it to become undercapitalized. The FDIC may further restrict the payment of dividends by requiring the Bank to maintain a higher level of capital than would otherwise be required for it to be adequately capitalized for regulatory purposes. Moreover, if, in the opinion of the FDIC, the Bank is engaged in an unsafe or unsound practice (which could include the payment of dividends), the FDIC may require, generally after notice and hearing, it to cease such practice. The FDIC has indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe banking practice. The FDIC has also issued policy statements providing that insured depository institutions generally should pay dividends only out of current operating earnings.
Redemption.   Bank holding companies are required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the consolidated net worth of the bank holding company. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve Board order or any condition imposed by, or written agreement with, the Federal Reserve Board. This notification requirement does not apply to any bank holding company that meets the well capitalized standard for commercial banks, is “well managed” within the meaning of the Federal Reserve Board regulations and is not subject to any unresolved supervisory issues.
Federal Bank Regulation
Safety and Soundness.   The federal banking agencies, including the FDIC, have implemented rules and guidelines concerning standards for safety and soundness required pursuant to Section 39 of the Federal Deposit Insurance Corporation Improvement Act, or FDICIA. In general, the standards relate to (1) operational and managerial matters; (2) asset quality and earnings; and (3) compensation. The operational and managerial standards cover (a) internal controls and information systems, (b) internal audit systems, (c) loan documentation, (d) credit underwriting, (e) interest rate exposure, (f) asset growth, and (g) compensation, fees and benefits. Under the asset quality and earnings standards, the Bank is required to establish and maintain systems to (i) identify problem assets and prevent deterioration in those assets, and (ii) evaluate and monitor earnings and ensure that earnings are sufficient to maintain adequate capital reserves. Finally, the compensation standard states that compensation will be considered excessive if it is unreasonable or disproportionate to the services actually performed by the individual being compensated. If an insured state-chartered bank fails to meet any of the standards promulgated by regulation, then such institution will be required to submit a plan within 30 days to the FDIC specifying the steps it will take to correct the deficiency. In the event that an insured state-chartered bank fails to submit or fails in any material respect to implement a compliance plan within the time allowed by the federal banking agency, Section 39 of the FDICIA provides that the FDIC must order the institution to correct the deficiency and may (1) restrict asset growth; (2) require the bank to increase its ratio of tangible equity to assets; (3) restrict the rates of interest that the bank may pay; or (4) take any other action that would better carry out the purpose of prompt corrective action. We believe that the Bank has been and will continue to be in compliance with each of the standards as they have been adopted by the FDICIA.
Capital Requirements.   The Federal Reserve Board monitors our capital adequacy, on a consolidated basis, and the FDIC and Connecticut Department of Banking monitor the capital adequacy of the Bank.
FDIC and Federal Reserve regulations currently require banks and bank holding companies generally to maintain three minimum capital standards: (1) a Tier I capital to adjusted total assets ratio, or Leverage Capital Ratio, of at least 4% (for certain banking organizations, of at least 3%), (2) a Tier I capital to risk-weighted assets ratio, or Tier I Risk-Based Capital Ratio, of at least 4% and (3) a total risk-based capital (Tier I plus Tier 2) to risk-weighted assets ratio, Total Risk-Based Capital Ratio, of at least 8%. Tier I capital is the sum of common shareholders’ equity, qualifying non-cumulative perpetual preferred stock, retained earnings and minority investments in certain subsidiaries, less goodwill and other intangible assets (except for certain servicing rights and credit card relationships) and certain other specified items.
The FDIC regulations require state non-member banks to maintain certain levels of regulatory capital in relation to regulatory risk-weighted assets. The ratio of regulatory capital to regulatory risk-weighted assets is referred to as a bank’s risk-based capital ratio. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items (including recourse obligations, direct credit substitutes and residual interests) to five risk-weighted categories ranging from 0% to 200%, with higher levels of capital being required for the categories perceived as representing greater risk. For example, under the FDIC’s risk-weighting system, cash and securities backed by the full faith and credit of the U.S. government are given a 0% risk weight, loans secured by one-to-four family residential properties generally have a 50% risk weight, and commercial loans have a risk weighting of 100%.
State non-member banks such as the Bank, must maintain a minimum ratio of total capital to risk-weighted assets of 8%, of which at least one-half must be Tier I capital. Total capital consists of Tier I capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative perpetual preferred stock, qualifying subordinated debt and certain other capital instruments, and a portion of the net unrealized holding gain on equity securities. The includable amount of Tier 2 capital cannot exceed the amount of the institution’s Tier I capital. Banks that engage in specified levels of trading activities are subject to adjustments in their risk based capital calculation to ensure the maintenance of sufficient capital to support market risk.
In July 2013, the Federal Reserve Board promulgated a final rule and the FDIC promulgated an interim final rule implementing Basel III, providing for a strengthened set of capital requirements. These new requirements will be effective on January 1, 2015 for us. In general, the new rules revise regulatory capital definitions and minimum ratios, redefine Tier I capital, create a new capital ratio (common equity Tier I risk-based capital ratio), require a capital conservation buffer, revise prompt corrective action thresholds to add a new ratio to these thresholds (discussed in more detail below) and revise risk weighting for certain asset categories and off-balance sheet exposures. Under the new regulations effective January 1, 2015, (1) a new requirement to maintain a ratio of common equity Tier I capital to total risk-based assets of not less than 4.5% will be implemented, (2) the minimum Leverage Capital Ratio for all financial institutions will be at least 4%, (3) the minimum Tier I Risk-Based Capital Ratio has been increased from 4% to 6% and (4) the Total Risk-Based Capital Ratio has been maintained at 8%. In addition, the new regulations will impose certain limitations on dividends, share buybacks, discretionary payments on Tier I instruments and discretionary bonuses to executive officers if the organization fails to maintain a capital conservation buffer of common equity Tier I capital in an amount greater than 2.5% of its total risk-weighted assets. When the capital conservation buffer is fully phased-in, institutions will need to hold an additional 2.5% capital over the percentages listed above. The new regulations will be phased in over a period of time. The capital conservation buffer will be phased-in over a five year period with the full 2.5% requirement starting as of January 1, 2019.
Additionally, under the new regulations, the method for calculating the ratios has been revised to generally enhance risk sensitivity as well as provide alternatives to credit ratings for calculating risk-weighted assets. We are currently reviewing the impact of the revised capital standards on us.
FDICIA required each federal banking agency to revise its risk-based capital standards for insured institutions to ensure that those standards take adequate account of interest-rate risk, concentration of credit risk, and the risk of nontraditional activities, as well as to reflect the actual performance and expected risk of loss on multi-family residential loans. The FDIC, along with the other federal banking agencies, has adopted a regulation providing that the agencies will take into account the exposure of a bank’s capital and economic value to changes in interest rate risk in assessing a bank’s capital adequacy. The FDIC also has authority to establish individual minimum capital requirements in appropriate cases upon determination that an institution’s capital level is, or is likely to become, inadequate in light of the particular circumstances.
Prompt Corrective Regulatory Action.   Federal law requires, among other things, that federal bank regulatory authorities take “prompt corrective action” with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. As mentioned above, in July 2013, the Federal Reserve Board promulgated a final rule and the FDIC promulgated an interim final rule implementing Basel III, providing revised prompt corrective action ratios effective on January 1, 2015.

Currently, an institution is deemed to be “well capitalized” if it has a total risk-based capital ratio of 10% or greater, a Tier I risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater. An institution is “adequately capitalized” if it has a total risk-based capital ratio of 8% or greater, a Tier I risk-based capital ratio of 4% or greater, and generally a leverage ratio of 4% or greater. An institution is “undercapitalized” if it has a total risk-based capital ratio of less than 8%, a Tier I risk-based capital ratio of less than 4%, or generally a leverage ratio of less than 4%. An institution is deemed to be “significantly undercapitalized” if it has a total risk-based capital ratio of less than 6%, a Tier I risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%. An institution is considered to be “critically undercapitalized” if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%. As of December 31, 2013, Bankwell was a well-capitalized institution.
Under the new regulations effective on January 1, 2015, certain changes to the prompt corrective action ratios will be implemented, including an increase in the Tier I risk-based capital ratios as follows: “well capitalized” an increase from 6% or greater to 8% or greater, “adequately capitalized” an increase from 4% or greater to 6% or greater, “undercapitalized” an increase from less than 4% to less than 6% and “significantly undercapitalized” an increase from less than 3% to less than 4%. Additionally, an institution’s common equity Tier I risk based capital ratio would be required to be 6.5% or greater to be deemed “well capitalized,” 4.5% or greater to be considered “adequately capitalized,” 4.5% or less to be deemed “undercapitalized,” 3% or less to be deemed “significantly undercapitalized” and equal to or less than 2% to be deemed “critically undercapitalized.” Further, if an institution’s ratio of tangible equity to total assets is equal to or less than 2%, the institution would be deemed “critically undercapitalized.”
“Undercapitalized” banks must adhere to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan to regulators. A bank’s compliance with such a plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5% of the institution’s total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an “undercapitalized” bank fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.” “Significantly undercapitalized” banks must comply with one or more of a number of additional restrictions, including but not limited to an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, cease receipt of deposits from correspondent banks or dismiss directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. “Critically undercapitalized” institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.
Liquidity.   We are required to maintain a sufficient amount of liquid assets to ensure our safe and sound operation.
The final Basel III framework also requires banks and bank holding companies to measure their liquidity against specific liquidity tests. Although similar in some respects to liquidity measures historically applied by banks and banking agencies for management and supervisory purposes, the Basel III framework would require specific liquidity tests by rule. On October 24, 2013, the Federal Reserve approved for publication a notice of proposed rulemaking to implement a quantitative liquidity coverage ratio. Comments on the proposal were due January 31, 2014.
Transactions with Affiliates.   Under current federal law, transactions between depository institutions and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act, or FRA, and the Federal Reserve Board’s Regulation W. In a holding company context, at a minimum, the parent holding company of a bank and any companies which are controlled by such parent holding company is an affiliate of the bank. Generally, Section 23A limits the extent to which the bank or its subsidiaries may engage in “covered transactions” with any one affiliate to 10% of such bank’s capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to 20% of capital stock and surplus. The term “covered transaction” includes, among other things, the making of loans or other extensions of credit to an affiliate and the purchase of assets from an affiliate. Section 23A also establishes specific collateral requirements for loans or extensions of credit to, or guarantees, acceptances on letters of credit issued on behalf of an affiliate. Section 23B requires that covered transactions and a broad list of other specified transactions be on terms substantially the same, or no less favorable, to the bank or its subsidiary as similar transactions with non-affiliates. The Dodd-Frank Act has expanded the definition of covered transactions and increased the timing and other aspects of the collateral requirements associated with covered transactions, including an expansion of the covered transactions to include credit exposures related to derivatives, repurchase agreements and securities lending arrangements and an increase in the amount of time for which collateral requirements regarding covered transactions must be satisfied.
Loans to Insiders.   Further, Section 22(h) of the FRA restricts a depository institution with respect to loans to directors, executive officers, and principal shareholders (or insiders). Under Section 22(h), loans to insiders and their related interests may not exceed, together with all other outstanding loans to such persons and affiliated entities, the depository institution’s total unimpaired capital and unimpaired surplus. Loans to insiders above specified amounts must receive the prior approval of the board of directors. Further, under Section 22(h), loans to directors, executive officers and principal shareholders must be made on terms substantially the same as offered in comparable transactions to other persons, except that such insiders may receive preferential loans made under a benefit or compensation program that is widely available to the depository institution’s employees and does not give preference to the insider over the employees. Section 22(g) of the FRA places additional limitations on loans to executive officers. In addition to enhancing restrictions on insider transactions, the Dodd-Frank Act increases the types of transactions with insiders subject to restrictions, including certain asset sales with insiders.
Enforcement.   The FDIC has extensive enforcement authority over insured banks, including the Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices.
The FDIC has authority under federal law to appoint a conservator or receiver for an insured bank under limited circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was “critically undercapitalized” on average during the calendar quarter beginning 270 days after the date on which the institution became “critically undercapitalized.” The FDIC may also appoint itself as conservator or receiver for an insured state non-member institution under specific circumstances on the basis of the institution’s financial condition or upon the occurrence of other events, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; and (4) insufficient capital, or the incurring of losses that will deplete substantially all of the institution’s capital with no reasonable prospect of replenishment without federal assistance.
Insurance of Deposit Accounts.   Deposit accounts at the Bank are insured by the Deposit Insurance Fund, generally up to a maximum of $250,000 per separately insured depositor, pursuant to changes made permanent by the Dodd-Frank Act. The FDIC assesses insured depository institutions to maintain the Deposit Insurance Fund. No institution may pay a dividend if in default of its deposit insurance assessment.
Under the FDIC’s risk-based assessment system, insured depository institutions are assigned to a risk category based on supervisory evaluations, regulatory capital levels and other factors. A depository institution’s assessment rate depends upon the category to which it is assigned and certain adjustments specified by the FDIC, with less risky institutions paying lower assessments.
On February 7, 2011, as required by the Dodd-Frank Act, the FDIC published a final rule to revise the deposit insurance assessment system. The rule, which took effect April 1, 2011, changed the assessment base used for calculating deposit insurance assessments from deposits to average consolidated total assets less average tangible equity capital. Since the new base is larger than the previous base, the FDIC also lowered assessment rates so that the rule would not significantly alter the total amount of revenue collected from the industry. The range of adjusted assessment rates is now 2.5 to 45 basis points of the new assessment base. The rule is expected to benefit smaller financial institutions, which typically rely more on deposits for funding, and shift more of the burden for supporting the Deposit Insurance Fund to larger financial institutions, which are thought to have greater access to nondeposit funding.

The Dodd-Frank Act increased the minimum target Deposit Insurance Fund ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. The FDIC must seek to achieve the 1.35% ratio by September 30, 2020. In setting the assessments necessary to achieve the 1.35% ratio, the FDIC is supposed to offset the effect of the increased ratio on insured institutions with assets of less than $10 billion. The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the FDIC. The FDIC has exercised that discretion by establishing a long range fund ratio of 2%.
A material increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what insurance assessment rates will be in the future.
Insurance of deposits may be terminated by the FDIC upon a finding that a depository institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not know of any practice, condition or violation that might lead to termination of the Bank’s deposit insurance.
Deposit Operations.   In addition to the regulations above, the Bank’s deposit operations are subject to other federal laws applicable to depository accounts, such as the:
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  Truth-In-Savings Act, requiring certain disclosures for consumer deposit accounts;
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  Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;
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  Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services; and
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  Rules and regulations of the various federal banking agencies charged with the responsibility of implementing these federal laws.
Federal Reserve System.   The Federal Reserve Board regulations require depository institutions to maintain noninterest earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve Board regulations generally require that reserves be maintained against aggregate transaction accounts. We are in compliance with these requirements.
Federal Home Loan Bank of Boston (FHLBB).   The Bank is a member of the FHLBB, which is one of the regional Federal Home Loan Banks composing the Federal Home Loan Bank System. Each Federal Home Loan Bank serves as a central credit facility primarily for its member institutions. The Bank, as a member of the FHLBB, is required to acquire and hold shares of capital stock in the FHLBB. The FHLBB dividend on stock for the fourth quarter of 2013 was 1.49%.
Community Reinvestment Act.   Under the CRA, as amended by FDIC regulations, a bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA does require the FDIC, in connection with its examination of a bank, to assess the bank’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such bank, including applications to acquire branches and other financial institutions. The CRA requires the FDIC to provide a written evaluation of a bank’s CRA performance utilizing a four-tiered descriptive rating system. In particular, the system focuses on three tests:
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  A lending test, to evaluate the bank’s record of making loans in its assessment areas;
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  An investment test, to evaluate the bank’s record of investing in community development projects, affordable housing, and programs benefiting low or moderate income individuals and businesses; and

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  A service test, to evaluate the bank’s delivery of services through its branches, ATMs, and other offices.
Bankwell had a CRA rating of “satisfactory” as of December 31, 2013.
Connecticut has its own statutory counterpart to the CRA which is applicable to the Bank. The Connecticut version is generally similar to the CRA but utilizes a five-tiered descriptive rating system. Connecticut law requires the Connecticut Department of Banking to consider, but not be limited to, a bank’s record of performance under Connecticut law in considering any application by the Bank to establish a branch or other deposit-taking facility, to relocate an office or to merge or consolidate with or acquire the assets and assume the liabilities of any other banking institution. Both The Bank of New Canaan and The Bank of Fairfield received a CRA rating of “satisfactory” in their most recent evaluations under Connecticut law.
Consumer Protection and Fair Lending Regulations.   We are subject to a variety of federal and Connecticut statutes and regulations that are intended to protect consumers and prohibit discrimination in the granting of credit. These statutes and regulations provide for a range of sanctions for non-compliance with their terms, including imposition of administrative fines and remedial orders, and referral to the Attorney General for prosecution of a civil action for actual and punitive damages and injunctive relief. Certain of these statutes authorize private individual and class action lawsuits and the award of actual, statutory and punitive damages and attorneys’ fees for certain types of violations.
At the federal level, these laws include, among others, the following:
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  Federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
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  Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
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  Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed, or other prohibited factors in extending credit;
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  Fair Credit Reporting Act of 1978, governing the use of consumer credit reports and the provision of information to credit reporting agencies;
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  Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;
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  Real Estate Settlement Procedures Act, governing closing costs and settlement procedures and disclosures to consumers related thereto;
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  Servicemembers Civil Relief Act of 2004, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service; and
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  Rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.
Additional Considerations
Regulatory Enforcement Authority.   Federal banking agencies have substantial enforcement authority over the financial institutions that they regulate including, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities. Except under certain circumstances, federal law requires public disclosure of final enforcement actions by the federal banking agencies.
Incentive Compensation Guidance.   The federal banking agencies have released comprehensive guidance on incentive compensation policies focused on ensuring that financial institutions’ incentive compensation policies do not undermine the safety and soundness of those institutions by encouraging excessive risk taking. The incentive compensation guidance sets expectations for financial institutions concerning their incentive compensation arrangements and related risk-management, control and governance processes. All employees that have the ability to materially affect the risk profile of a financial institution, either individually or as part of a group, are covered by the guidance. The guidance is based upon three core concepts: (1) balanced risk-taking incentives; (2) effective controls and risk management compatibility; and (3) strong corporate governance. Deficiencies in compensation practices that are identified may be incorporated into the institution’s supervisory ratings, which can affect the organization’s ability to take certain actions, including ability to make acquisitions or take other actions. Enforcement actions by the institution’s primary federal banking agency may be initiated if the institution’s incentive compensation programs pose a risk to the safety and soundness of the organization.
Sarbanes-Oxley Act of 2002.   The Sarbanes-Oxley Act of 2002 generally established a comprehensive framework to modernize and reform the oversight of public company auditing, improve the quality and transparency of financial reporting by those companies and strengthen the independence of auditors. Among other things, the legislation (1) created the Public Company Accounting Oversight Board, which is empowered to set auditing, quality control and ethics standards, to inspect registered public accounting firms, to conduct investigations and to take disciplinary actions, subject to SEC oversight and review; (2) strengthened auditor independence from corporate management by, among other things, limiting the scope of consulting services that auditors can offer their public company audit clients; (3) heightened the responsibility of public company directors and senior managers for the quality of the financial reporting and disclosure made by their companies; (4) adopted a number of provisions to deter wrongdoing by corporate management; (5) imposed a number of new corporate disclosure requirements; (6) adopted provisions which generally seek to limit and expose to public view possible conflicts of interest affecting securities analysts; and (7) imposed a range of new criminal penalties for fraud and other wrongful acts, as well as extended the period during which certain types of lawsuits can be brought against a company or its insiders. The Sarbanes-Oxley Act applies generally to all companies that file or are required to file periodic reports with the SEC under the Exchange Act.
Financial Modernization.   The Gramm-Leach-Bliley Act, or the GLB Act, permits greater affiliation among banks, securities firms, insurance companies, and other companies under a type of financial services company known as a “financial holding company.” A financial holding company essentially is a bank holding company with significantly expanded powers. Financial holding companies are authorized by statute to engage in a number of financial activities previously impermissible for bank holding companies, including securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; and merchant banking activities. The GLB also permits the Federal Reserve Board and the Treasury Department to authorize additional activities for financial holding companies if they are “financial in nature” or “incidental” to financial activities. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized, well managed, and has at least a “satisfactory” CRA rating. A financial holding company must provide notice to the Federal Reserve Board within 30 days after commencing activities previously determined by statute or by the Federal Reserve Board and Department of the Treasury to be permissible. We have not submitted notice to the Federal Reserve Board of our intent to be deemed a financial holding company. However, we are not precluded from submitting a notice in the future should we wish to engage in activities only permitted to financial holding companies.
Privacy Requirements.   Under the Gramm-Leach-Bliley Act, or the GLB Act, all financial institutions are required to establish policies and procedures to restrict the sharing of non-public customer data with non-affiliated parties and to protect customer data from unauthorized access. In addition, the Fair Credit Reporting Act of 1970, or FCRA, includes many provisions concerning national credit reporting standards and permits consumers, including customers of the Bank, to opt out of information-sharing for marketing purposes among affiliated companies. The Fair and Accurate Credit Transactions Act of 2004 amended certain provisions of FCRA and requires banks and other financial institutions to notify their customers if they report negative information about them to a credit bureau or if they are granted credit on terms less favorable than those generally available. The Bank currently has a privacy protection policy in place and believes such policy is in compliance with the regulations.
The Bank Secrecy Act and Related Anti-Money Laundering and Anti-Terrorist Financing Legislation.    The Bank Secrecy Act, or the BSA, and provides, in part, for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering by enhancing anti-money laundering and financial transparency laws, as well as enhanced information collection tools and enforcement mechanics for the U.S. government, including: (1) requiring standards for verifying customer identification at account opening; (2) rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; (3) reports by nonfinancial trades and businesses filed with the Treasury Department’s Financial Crimes Enforcement Network for transactions exceeding $10,000; (4) filing suspicious activities reports by brokers and dealers if they believe a customer may be violating U.S. laws and regulations; and (5) requiring enhanced due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons.
Title III of the USA PATRIOT Act of 2001 amended the BSA and incorporates anti-terrorist financing provisions into the requirements of the BSA and its implementing regulations. Among other things, the USA PATRIOT Act requires all financial institutions, including us, to institute and maintain a risk-based anti-money laundering compliance program that includes a customer identification program, provides for information sharing with law enforcement and between certain financial institutions by means of an exemption from the privacy provisions of the GLB Act, prohibits U.S. banks and broker-dealers from maintaining accounts with foreign “shell” banks, establishes due diligence and enhanced due diligence requirements for certain foreign correspondent banking and foreign private banking accounts and imposes additional record keeping requirements for certain correspondent banking arrangements. The USA PATRIOT Act also grants broad authority to the Secretary of the Treasury to take actions to combat money laundering, and federal bank regulators are required to evaluate the effectiveness of an applicant in combating money laundering in determining whether to approve any application submitted by a financial institution.
The Office of Foreign Assets Control, or OFAC, which is a division of the Treasury Department, is responsible for helping to ensure that U.S. entities do not engage in transactions with “enemies” of the United States, as defined by various Executive Orders and Acts of Congress. OFAC has sent, and will send, our banking regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, the Bank must freeze such account, file a suspicious activity report and notify OFAC. We have established policies and procedures to ensure compliance with the federal anti-laundering provisions.
Proposed Legislation and Regulatory Action.   New statutes, regulations and guidance are regularly proposed that contain wide-ranging potential changes to the statutes, regulations and competitive relationships of financial institutions operating and doing business in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.
Effect of Governmental Monetary Policies.   Our earnings will be affected by domestic economic conditions and the monetary and fiscal policies of the U.S. government and its agencies. The Federal Reserve Board’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board affect the levels of bank loans, investments and deposits through its control over the issuance of U.S. government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

MANAGEMENT
General
Our board of directors is composed of 14 members. The directors are elected by our shareholders at our annual shareholders’ meeting for a term of one year and hold office until their successors are duly elected and qualified or until their earlier death, resignation or removal. Our executive officers are appointed by our board of directors and hold office until their successors are duly appointed and qualified.
The board of directors of the Bank consists of 14 members, all of whom are members of our board of directors. As the sole shareholder of the Bank, we elect the directors of the Bank annually for a term of one year, and the directors of the Bank hold office until their successors are elected and qualified. The executive officers of the bank are appointed by the Bank’s board of directors and hold office until their successors are duly appointed and qualified or until their earlier death, resignation or removal.
The following table sets forth certain information regarding our directors and executive officers:

Name	Age	Position with Bankwell Financial Group, Inc.	Position with Bankwell Bank	Director of the Company Since
Frederick R. Afragola	72	Director	Director	2013	(1)
George P. Bauer	82	Director	Director	2012
Gail E.D. Brathwaite	54	Executive Vice President and Chief Operating Officer	Vice President and Chief Operating Officer	n/a
Richard Castiglioni	62	Director	Director	2013	(2)
Eric J. Dale	49	Director	Director	2008	(3)
Heidi DeWyngaert	58	Executive Vice President and Chief Lending Officer	President	n/a
Blake S. Drexler	56	Director	Director	2007	(1)
James A. Fieber	59	Director	Director	2007	(1)
Mark Fitzgibbon	44	Director	Director	2009	(2)
William J. Fitzpatrick III	64	Director	Director	2008	(3)
Hugh Halsell III	70	Director	Director	2013	(1)
Daniel S. Jones	75	Director	Director	2007	(1)
Carl R. Kuehner, III	50	Director	Director	2007	(1)
Todd Lampert	50	Director and Corporate Secretary	Director	2007	(1)
Victor S. Liss	77	Director	Director	2008	(3)
Peyton R. Patterson	57	Director, President and Chief Executive Officer	Director and Chief Executive Officer	2012
Ernest J. Verrico, Sr.	58	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer	n/a

(1)
  Director of The Bank of New Canaan from 2001 – 2013. As indicated above, present director of Bankwell Bank.
(2)
  Director of The Bank of New Canaan from 2009 – 2013. As indicated above, present director of Bankwell Bank.
(3)
  Director of The Bank of Fairfield from 2008 – 2013. As indicated above, present director of Bankwell Bank.
Board of Directors
A brief description of the background of each of our directors is set forth below. No director has any family relationship with any other executive officer or director.

Frederick R. Afragola, Director.   Mr. Afragola is Chairman Emeritus of the Bank. He was the formational President and Chief Executive Officer of The Bank of New Canaan from its opening in 2002 until his retirement in 2008. From 2008 to June 2013, Mr. Afragola acted as a consultant through his company, Frame Advisors, LLC. He joined our board of directors in 2013 and served on The Bank of New Canaan’s board of directors from its organization. Prior to his role at the Bank, Mr. Afragola was Chief Executive Officer and President of New Canaan Bank and Trust and, subsequently, Chief Executive Officer and President of Summit Bank and has been active in banking since 1994. Mr. Afragola’s extensive business experience in banking and otherwise, and his profile in New Canaan, affords our board of directors valuable insight regarding the business and operations of the Bank and the New Canaan community.
George P. Bauer, Director.   Mr. Bauer is the Chairman and Chief Executive Officer of GPB Group, Ltd., a Connecticut based investment banking firm, since 1990. Mr. Bauer spent 31 years with IBM Corp., holding executive positions in marketing, finance and business systems, including Chief Financial Officer positions of several IBM divisions. He has significant experience with community banks, serving both as a director and a shareholder. Mr. Bauer joined our board of directors in 2012. Mr. Bauer’s financial expertise and knowledge of community banks provide valuable knowledge and insight to our board of directors.
Richard Castiglioni, Esq., Director.   Mr. Castiglioni is a partner with the law firm Diserio, Martin, O’Connor & Castiglioni in Stamford, Connecticut, founded in 1983. Mr. Castiglioni is a founding partner of his law firm and head of its litigation department. Mr. Castiglioni has represented banks and the FDIC in litigation matters including foreclosures, workouts and loan restructures for more than 30 years. He joined our board of directors in 2013 and served on the board of The Bank of New Canaan since 2009. As an attorney with experience in business matters and representing banks, Mr. Castiglioni provides our board of directors with significant insight regarding potential legal issues and lending opportunities and resolutions.
Eric J. Dale, Esq., Director.   Since 2002, Mr. Dale has been a partner with the law firm Robinson & Cole, LLP in Stamford, Connecticut. He was a director of a public company, Zerotree Technologies, Inc., from 2000 until its merger with e-Media, LLC in 2002. Mr. Dale joined our board of directors in 2008 and served on the board of The Bank of Fairfield from its organization until its merger with The Bank of New Canaan. Mr. Dale’s experience as a lawyer in private practice and as general counsel provide our board of directors with valuable insight regarding business and legal matters.
Blake S. Drexler, Director.   Mr. Drexler is a portfolio manager with Mariner Capital since 2011. From 2004 – 2011, he was a private equity investor and partner in both 5-Mile Ventures and Great Point Partners, both located in Rowayton, Connecticut. He was previously Managing Director of Derivative Products at Greenwich Capital Markets for 22 years and a member of the Chicago Board of Trade, The Chicago Mercantile Exchange and the Chicago Board Options Exchange. Mr. Drexler joined our board of directors in 2007 and served on the board of The Bank of New Canaan from its organization. Mr. Drexler’s financial acumen and experience and his community involvement and leadership skills provide our board of directors with significant knowledge and experience regarding the business and market area of the Bank.
James A. Fieber, Director.   Since 2007, Mr. Fieber has been the managing member of Fiebro Acquisitions, LLC and The Fieber Group, LLC, privately held companies that make strategic investments in real estate and other asset classes for its principal partners and investors. Mr. Fieber also has primary investment responsibility for the Fieber Family Office. In that capacity, Mr. Fieber manages various closely held entities. He earned his law degree and MBA from Duke University. Mr. Fieber joined our board of directors in 2007 and served on the board of The Bank of New Canaan since 2009. Mr. Fieber’s financial, legal and business expertise are valuable to our board of directors.
Mark Fitzgibbon, Director.   Mr. Fitzgibbon is a Principal and Director of research with the investment banking firm, Sandler O’Neill + Partners, LP. He joined Sandler O’Neill in 1995 as an analyst covering regional banking companies. Prior to joining Sandler O’Neill, Mr. Fitzgibbon held analyst positions at Smith Barney and The Boston Company. Mr. Fitzgibbon is a Chartered Financial Analyst. He joined our board of directors in 2009 and served of the board of The Bank of New Canaan since 2009. Mr. Fitzgibbon’s knowledge of and familiarity with the banking industry provides valuable insight into the financial services industry.

William J. Fitzpatrick, III, Director.   Since 2008, Mr. Fitzpatrick has been a partner with the law firm, Fitzpatrick, Fray & Bologna, LLC, located in Fairfield, Connecticut. He joined our board of directors in 2008 and served on the board of The Bank of Fairfield from its organization until its merger with The Bank of New Canaan. Mr. Fitzpatrick’s legal and real estate knowledge are very useful to our board of director’s understanding of lending and branching opportunities.
Hugh Halsell, III, Director.   Mr. Halsell is the owner of Brotherhood & Higley Real Estate, a real estate brokerage firm, since 1990. He joined our board of directors in 2013 and served on the board of The Bank of New Canaan from its organization. From 1991 to 1999, Mr. Halsell served as a director of New Canaan Bank and Trust Co., and served as Chairman of the directors’ Loan Committee as well as served as a director of Summit Bank and Chairman of the directors’ Loan Committee from 1999 to 2002. As the owner of several commercial properties, he is highly knowledgeable about commercial real estate. Mr. Halsell’s knowledge of the Bank’s community and local real estate matters and involvement in business and civic organizations in the communities in which the Bank serves affords our board of directors significant insight regarding the community’s banking needs.
Daniel S. Jones, Director.   Mr. Jones is the president of NewsBank, Inc. since 2009, and he serves on the board of Advanced Technology Services, Inc., where he is Chairman of its Compensation Committee. Mr. Jones previously worked as a staff auditor at Haskins & Sells and Vice President of First National Bank. He joined our board of directors in 2007 and served on the board of The Bank of New Canaan from its organization. Mr. Jones previously served as a founder and director of New Canaan Bank and Trust and was the Chairman of its Compensation Committee and a member of its Loan and Audit Committees from 1978 to 1999. In addition, Mr. Jones was a director of Summit Bank and a member of its Compensation Committee from 1999 to 2002. Mr. Jones’ business acumen and experience provide our board of directors with useful strategic planning tools.
Carl R. Kuehner, III, Director.   Since 2007, Mr. Kuehner has been the Chief Executive Officer of Building and Land Technology, a second-generation real estate development company based in Stamford, Connecticut. He joined our board of directors in 2007 and served on the board of The Bank of New Canaan from its organization. Mr. Kuehner’s expertise in real estate finance and business are important to our ability to identify opportunities and risks.
Todd Lampert, Esq., Director and Corporate Secretary.   Mr. Lampert is the founder of and has been the managing member of the law firm of Lampert, Toohey & Rucci, LLC located in New Canaan, Connecticut, since its inception in 1993, where he is the head of the litigation department, representing banks and title companies in construction and real estate matters for over 24 years. From 1985 to 1987, Mr. Lampert was a stock broker with Series 7 and Series 63 licenses. He joined our board of directors in 2007 and served on the board of The Bank of New Canaan from its organization. Mr. Lampert’s legal and community knowledge provide our board of directors with an understanding of legal and community issues.
Victor S. Liss, Director.   Mr. Liss was, from 1992 to 2002, the Vice-Chairman, President and Chief Executive Officer of Trans-Lux Corporation, a public company that is a designer and manufacturer of digital signage display solutions for the financial, sports and entertainment, gaming and leasing markets. From 2002 to 2004, he acted as a consultant to Trans-Lux Corporation. Mr. Liss began his career at Trans-Lux Corporation in 1968, where he served as Treasurer until 1982 and later Chief Financial Officer from 1982 to 1992. Mr. Liss also served as a director of Trans-Lux Corporation from 1988 to 2010. He has served on a number of other boards of public companies and is a certified public accountant and is active in many local professional and charitable organizations. Mr. Liss joined our board of directors in 2008 and was the Chairman of the Board of The Bank of Fairfield from its organization until its merger with The Bank of New Canaan. As a former executive officer of a public company and a certified public accountant, Mr. Liss provides our board of directors with significant experience regarding accounting matters and financial expertise.
Peyton R. Patterson, Director, President and Chief Executive Officer of the Company, Chief Executive Officer of the Bank.   Peyton R. Patterson joined the Company in April 2012 as our Chief Strategic Officer and assumed the role of President and Chief Executive Officer of the Company and Chief Executive Officer of The Bank of New Canaan and The Bank of Fairfield in September 2012. Ms. Patterson is also a director of the Company and the Bank. Most recently, from 2002 to April 2011, she was Chairman and Chief Executive Officer of NewAlliance Bancshares, Inc., or NewAlliance, headquartered in New Haven, Connecticut. Prior to NewAlliance, Ms. Patterson was the Executive Vice President of Consumer Financial Services for Dime Bancorp, headquartered in New York. Previously, she spent eight years with Chemical Bank and Chase Manhattan as Senior Vice President running their national consumer lending businesses.
Executive Officers who are not Directors
A brief description of the background of each of our executive officers who is not also a director is set forth below. No executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other executive officer or director.
Ernest J. Verrico, Sr. Executive Vice President and Chief Financial Officer of the Company and the Bank.   Mr. Verrico was named Chief Financial Officer and Executive Vice President of the Company in September 2009 and served as the Chief Operating Officer from 2010 to April, 2013. For the past 30 years, Mr. Verrico has held several executive management positions at First Union National Bank, Cornerstone Bank and Naugatuck Savings Bank. Mr. Verrico spent six years at PricewaterhouseCoopers, an international accounting and consulting firm, in their New York City and Stamford offices, where he specialized in serving bank and financial services clients. Mr. Verrico is a graduate of Iona College.
Heidi S. DeWyngaert, Executive Vice President and Chief Lending Officer of the Company, President of the Bank.   Ms. DeWyngaert is a career banker, with over 30 years of commercial real estate and commercial banking experience. Ms. DeWyngaert joined us in 2004. She previously worked for Webster Bank, where she managed the Fairfield County, Connecticut commercial real estate group. Prior to that, she spent 10 years as Vice President of Commercial Real Estate at First Union National Bank. Ms. DeWyngaert received her undergraduate degree from the University of Rochester and her MBA from American University.
Gail E.D. Brathwaite, Executive Vice President and Chief Operating Officer of the Company and the Bank.   Ms. Brathwaite joined the Company in April 2013 as Chief Operating Officer with over 30 years of experience in the areas of retail banking, mortgage banking operations, IT, human resources and M&A. Prior to joining the Company, Ms. Brathwaite was President and Chief Executive Officer of G.E.D.B. Consulting, a consulting firm from May 2012 to March 2013. Previously, Ms. Brathwaite was the Executive Vice President and Chief Operating Officer of NewAlliance Bank from 2002 to 2011. Before joining NewAlliance, Ms. Brathwaite was SVP, Director of Branch Administration and Compliance and Loss Control at The Dime Savings Bank in New York. She received her Bachelor of Business Administration degree from Pace University.
Corporate Governance Principles and Board Matters
Our board of directors is committed to developing and maintaining effective, transparent, and accountable corporate governance practices. We have adopted Corporate Governance Guidelines as a set of guiding principles by which govern our affairs and the affairs of the Bank. Our Corporate Governance Guidelines address, among other things, the composition and functions of our board of directors, director independence, compensation of directors, management succession and review, board of director committees and selection of new directors. In addition, our board of directors has adopted a Code of Conduct that applies to all of our directors, officers and employees, as well as a separate Code of Ethics for Principal Executive and Senior Financial Officers, including our Chief Executive Officer and Chief Financial Officer. Upon completion of the offering, our Corporate Governance Guidelines, as well the Code of Conduct and Code of Ethics, will be available on our website. We expect that any amendments to the Code of Ethics, or any waivers of its requirements, will be disclosed on our website, as well as any other means required by the Nasdaq Stock Market rules.
Director Qualifications.   We believe the current composition of our board of directors reflects and supports our strategic direction and that our directors bring skills, experience, background and commitment that are relevant to and support our key strategic and operational goals. We seek to continue to strengthen our board of directors when we add new members. Community leadership is an important consideration in reviewing and selecting board candidates. Consideration is given to candidates who can provide diversity to our board of directors reflective of the community we serve. Where other criteria in terms of character, skills, experience, track record and commitment are assessed by our Governance Committee, to be equivalent, candidates reflecting such diversity may be given preference. With respect to re-nominations of sitting directors, the Governance Committee and our board of directors considers individual performance as a director and any material changes in the director’s professional or job status, or community involvement. The Governance Committee is also guided in this effort by an annual assessment of our directors. A director may not serve on the board of more than four public companies.
We have not adopted a formal policy on diversity. Our board of directors will consider diversity when selecting candidates for future board service. When our board of directors determines there is a need to fill a director position, we begin to identify qualified individuals for consideration. We seek individuals that possess skill sets that a prospective director will be required to draw upon in order to contribute to our board of directors, including professional experience, education, and local knowledge. While education and skills are important factors, we also consider how candidates will contribute to the overall balance of our board of directors, so that we will benefit from directors with different perspectives, varying view points and wide-ranging backgrounds and experiences. We view and define diversity in its broadest sense, which includes gender, ethnicity, education, experience and leadership qualities.
Director Independence.   Under the rules of the Nasdaq Stock Market, independent directors must comprise a majority of our board of directors within a specified period of time of this offering. The rules of the Nasdaq Stock Market, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors. Our board of directors has determined that all of our directors except Ms. Patterson are independent for purposes of the Nasdaq Stock Market rules with respect to board of director composition. Shareholders wishing to communicate directly with the independent members of the board of directors may send correspondence to Bankwell Financial Group, Inc., Attn.: Mr. Blake S. Drexler, 220 Elm Street, New Canaan, Connecticut 06840.
Board Leadership.   Our board of directors has appointed Mr. Drexler as our Chairman of our board of directors. In prior years, our Chief Executive Officer also served as its Chairman. However, when Mr. Afragola retired as Chief Executive Officer in 2009, we decided that Mr. Drexler, who has over six years’ experience serving on our board of directors, was the most suitable person to fill this position. By having another director serve as chairman, Ms. Patterson is able to focus her time on running our operations.
Compensation Committee Interlocks and Insider Participation.    Upon closing of this offering, none of the members of our Compensation Committee will be or will have been an officer or employee of the Company or the Bank. In addition, none of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.
Risk Oversight.   Risk is an inherent part of the business of banking, including credit risk relating to its loans and interest rate risk related to its entire balance sheet. Our board of directors oversees these risks through the adoption of policies and by delegating oversight to certain committees, including the Audit Committee of our board of directors, the Loan Committee, and ALCO. These committees exercise oversight by establishing a corporate environment that promotes timely and effective disclosure, fiscal accountability and compliance with all applicable laws and regulations.
Committees of the Company’s Board of Directors
Our board of directors has established standing committees in connection with the discharge of its responsibilities. These committees include the Audit Committee, the Compensation Committee and the Governance Committee. Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents.
Audit Committee.   The Audit Committee assists our board of directors in its oversight of our internal accounting and operational controls and regulatory compliance of the Bank. Among other things, the Audit Committee mandates include the following:

•
  to assist our board of directors with its oversight of the integrity of our financial statements, financial reporting, processes and systems of internal controls regarding finance, accounting and legal and regulatory compliance;
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  to establish qualifications for, select and appoint our independent auditors and internal auditors, pre-approve all audit and non-audit services to be provided, and establish the fees and other compensation to be paid to the independent and internal auditors;
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  to oversee and monitor the independence and performance of our independent auditors and internal auditing function;
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  to provide oversight of our risk management activities by reviewing the accounting, financial reporting and internal controls practices, as well as the Compliance Policy, Compliance Program and Fair Lending Program of the Bank;
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  to establish procedures for the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters; including confidential, anonymous submissions by employees of concerns regarding accounting, internal controls or auditing matters;
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  to ensure appropriate management action is taken to address existing or potential control issues brought to the attention of the Audit Committee by personnel, the Company’s internal or independent auditors, or their regulators; and
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  to approve the Audit Committee report required by the SEC to be included in the annual proxy statement.
The Audit Committee works closely with management and our independent auditors. Our Chief Risk Officer reports directly to our Audit Committee Chair. The Audit Committee has the authority to obtain advice and assistance from, and receive appropriate funding to engage outside legal, accounting or other consultants that it deems necessary to provide advice to the Audit Committee for any matters related to the discharge of the Audit Committee’s duties and responsibilities. Our board of directors has adopted a written charter for the Audit Committee which is available on our website. The Audit Committee currently consists of Messrs. Afragola, Dale, Drexler, Jones (Chair) and Liss. All members of the Audit Committee are independent members of the Audit Committee, with the exception of Mr. Dale. Mr. Dale is not independent for the year 2014 but the Company expects that Mr. Dale will be in 2015. However the Nasdaq listing rules allow us to phase-in our compliance with the independence requirements for the Audit Committee, so that all members must satisfy such requirement within one year of the date of effectiveness of this offering with the SEC. Accordingly, we intend to elect the Nasdaq exemption from the requirement that all members of the Audit Committee be independent for a one year period following this initial public offering. Messrs. Jones and Liss qualify as “audit committee financial experts.”
Compensation Committee.   The Compensation Committee assists our board of directors in its oversight of compensation for all employees, including benefit plans. The Compensation Committee has direct responsibility for executive officer compensation and consideration of risk implications regarding same. The Compensation Committee also has responsibility for overseeing succession planning and director compensation recommendations. The Compensation Committee’s mandate includes the following:
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  to assist our board of directors in fulfilling its responsibilities with respect to the oversight of the Company’s affairs in the areas of employee compensation plans, policies and programs;
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  to determine specific executive officer (defined as all direct reports to the Chief Executive Officer, or as otherwise identified by our board of directors) compensation and benefits, and to approve and administer all executive officer contracts;
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  to develop and maintain incentive compensation programs that are designed to:
◦
  reward high performance, promote accountability and adherence to our values and the code of conduct;

◦
  align employee interests with the interests of our shareholders, through the use of equity plans;
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  attract, develop and retain talented leadership to serve our long-term best interests;
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  reflect appropriate consideration of current best practices for programs with similar goals and objectives; and
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  avoid the encouragement of excessive risk-taking arising from our incentive compensation policies and practices, and mitigate material risks as necessary with effective controls and risk management processes;
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  to monitor the performance of our management committee(s) administering any qualified and non-qualified benefit plans; and
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  to produce the Compensation Committee report on executive compensation to be included as part of our annual proxy statement and to review and approve the proxy statement disclosure regarding the presence or absence of material risks in the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect.
Our board of directors has adopted a written charter for the Compensation Committee which is available on our website. The Compensation Committee currently consists of Messrs. Castiglioni, Drexler, Fieber (Chair), Fitzgibbon and Liss. All members of the Compensation Committee are independent. The Compensation Committee has retained an outside independent compensation consultant to provide advice to the Compensation Committee for any matters related to the discharge of the Compensation Committee’s duties and responsibilities.
Governance Committee.   The Governance Committee assists our board of directors in its oversight of corporate governance policies and practices, board composition and director nomination and related matters. The Governance Committee’s mandate includes the following:
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  to oversee the composition of our board of directors and its committees, including developing a nominating process for our board of directors, developing criteria for board of director membership, recruitment of qualified candidates for our board of directors, reviewing and making recommendations to the full board of directors concerning director succession planning, review of our board of directors size, committee structure and assignments of board members to serve on and to chair board of directors committees;
•
  to oversee our corporate governance policies and practices including, as appropriate, a board, committee and director assessment process, programs for orientation and continuing education programs for members of our board of directors and other related matters consistent with corporate governance best practices, and compliance with NASDAQ corporate governance rules if necessary; and
•
  to regularly review the scope and conduct of our board of director meetings and the scope and content of information supplied to our board of directors, and to make recommendations to our board of directors with respect to any enhancements therein. The Governance Committee conducts a director self-assessment process on an annual basis that addresses these and other points.
Our board of directors has adopted a written charter for the Governance Committee which is available on our website. The Governance Committee currently consists of Messrs. Dale (Chair), Fieber, Halsell, Jones and Lampert. All members of the Governance Committee are independent.

EXECUTIVE COMPENSATION
Our named executive officers for 2014, which consist of our principal executive officer, Chief Financial Officer and the two other most highly compensated executive officers, are:
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  Peyton R. Patterson, our Chief Executive Officer and President;
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  Ernest J. Verrico, Sr., our Executive Vice President and Chief Financial Officer;
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  Gail E.D. Brathwaite, our Executive Vice President and Chief Operating Officer; and
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  Heidi DeWyngaert, our Executive Vice President and Chief Lending Officer.
We have entered into employment agreements with each of our named executive officers.
See “— Employment Agreements.”
Summary Compensation Table
The following table provides information regarding the compensation of our named executive officers for our fiscal years ended December 31, 2013 and 2012. Except as set forth in the notes to the table, all cash compensation for each of our named executive officers was paid by the Bank, where each serves in the capacity indicated below.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Peyton R. Patterson Chief Executive Officer and President (Company)(4) Chief Executive Officer (Bank)	2013	500,000	0	335,000	0	231,823	0	11,687	1,078,520
	2012	240,385	0	600,000	0	0	0	7,299	847,684
Ernest J. Verrico, Sr. EVP and CFO (Company and Bank)	2013	186,962	25,000	108,875	0	63,254	0	13,656	399,173
	2012	181,635	0	60,000	0	39,680	0	10,912	292,227
Gail E.D. Brathwaite(5) EVP and COO (Company and Bank)	2013	188,269	0	301,500	0	68,305	0	24,979	583,053
Heidi DeWyngaert EVP and CLO (Company) President (Bank)	2013	239,635	0	180,125	0	75,852	0	13,815	509,427
	2012	230,596	0	82,500	0	51,048	0	10,167	374,311

(1)
  These amounts represent, for stock awards, the amount for shares granted, and the aggregate grant date fair market value of stock option awards (calculated in accordance with FASB ACS Topic 718) made to the executive officers named above, in all cases pursuant to the Company’s stock plans.
(2)
  These amounts represent cash bonus incentives earned for performance in 2013 and 2012 as applicable, pursuant to the Executive Incentive Plan.
(3)
  The 2013 amounts listed represent: for Ms. Patterson, a $9,600 automobile allowance and a $1,481 matching contribution made by the Company under the Company’s 401(k) Plan, a $306 life and AD&D insurance premium, and a $300 holiday gift; for Mr. Verrico, a $5,400 phone and travel allowance and a $7,650 matching contribution made by the Company under the Company’s 401(k) Plan, a $306 life and AD&D insurance premium, and a $300 holiday gift; for Ms. Brathwaite, a $4,500 phone and travel allowance, a $20,000 moving allowance, a $179 life and AD&D insurance premium and a $300 holiday gift; and for Ms. DeWyngaert, a $5,700 phone and travel allowance, a $7,509 matching contribution made by the Company’s 401(k) Plan, a $306 life and AD&D insurance premium and a $300 holiday gift.
(4)
  Ms. Patterson joined the Company as Chief Strategic Officer in April 2012. The amounts shown include her time in that capacity and, as of September 2012, President and Chief Executive Officer of the Company and Chief Executive Officer of the Bank.
(5)
  Ms. Brathwaite joined the Company and Bank as Executive Vice President and Chief Operating Officer on April 1, 2013 with an initial base salary of $275,000 per year.

Outstanding Equity Awards at 2013 Fiscal Year-End
The following table provides information regarding outstanding equity awards held by each of our named executive officers on December 31, 2013. All of the stock options shown in the table below were granted under the 2002 Bank Management, Director and Founder Stock Option Plan or the 2007 Bank of New Canaan Stock Option and Equity Award Plan. All of the stock options shown in the table below were granted with a per share exercise price equal to the fair market value of our common stock on the grant date. Each of the stock options set forth below vests ratably in annual installments over a period of five years from the grant date, beginning on the first anniversary of the grant date. No stock options were exercised by our named executive officers during fiscal 2013.

		Option awards			Stock awards
Name	Grant Date	Number of securities underlying unexercised options (#) exercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)(5)
Peyton R. Patterson(1)	—	—	—	—	44,000	$919,600
Ernest J. Verrico(2)	3/4/10	4,000	$11.00	3/4/2020	12,700	$265,430
Gail E.D. Brathwaite(3)	—	—	—	—	18,000	$376,200
Heidi DeWyngaert(4)	7/6/04	6,000	$10.00	7/6/2014	17,900	$374,110
	3/1/05	1,500	$14.50	3/1/2015	—	—
	3/29/06	2,000	$16.00	3/29/2016	—	—
	1/2/08	4,000	$20.70	1/2/2018	—	—
	3/26/08	8,574	$20.70	3/26/2018	—	—
	6/23/09	1,200	$12.64	6/23/2019	—	—

(1)
  Ms. Patterson was awarded 40,000 shares of restricted stock on April 6, 2012. The stock was valued at $15.00 per share and vests as follows: 8,000 shares on April 6th in each of 2012, 2013, 2014, 2015 and 2016. Ms. Patterson was awarded 20,000 shares of restricted stock on November 5, 2013. The stock was valued at $16.75 per share and vests as follows: 5,000 shares on November 5th in each of 2014, 2015, 2016 and 2017.
(2)
  Options vest at the rate of 20% per year, with the following vesting dates of March 4th in each of 2011, 2012, 2013, 2014, and 2015. Total stock options awarded are 4,000. Mr. Verrico was awarded 5,000 shares of restricted stock on March 22, 2011. The stock was valued at $15.00 per share and vests over five (5) years as follows: 1,000 shares of our common stock on March 22nd in each of 2012, 2013, 2014, 2015 and 2016. Mr. Verrico was awarded 4,000 shares of restricted stock on March 27, 2012. The stock was valued at $15.00 per share and vests over five (5) years as follows: 800 shares of common stock on March 27th in each of 2013, 2014, 2015, 2016 and 2017. Mr. Verrico was awarded 6,500 shares of restricted stock on November 5, 2013. The stock was valued at $16.75 per share and vests as follows: 1,625 shares on November 5th in each of 2014, 2015, 2016 and 2017.
(3)
  Ms. Brathwaite was awarded 18,000 shares of restricted stock on November 5, 2013. The stock was valued at $16.75 per share and vests as follows: 4,500 shares on November 5th in each of 2014, 2015, 2016 and 2017.
(4)
  Options vest at the rate of 33 1/3% per year, with the following vesting dates of July 6th in each of 2004, 2005 and 2006; March 1st in each of 2005, 2006 and 2007; March 29th in each of 2007, 2008 and 2009, January 28th in each of 2009, 2010 and 2011; and at a rate of 14 1/4% per year for options issued on March 20, 2008 which have the following vesting dates March 26th in each of 2009, 2010, 2011, 2012, 2013, 2014 and 2015. Total stock options awarded are 27,000. Ms. DeWyngaert was awarded 5,000 shares of restricted stock on March 22, 2011. The stock was valued at $15.00 per share and vests over five (5) years as follows: 1,000 shares on March 22nd in each of 2012, 2013, 2014, 2015 and 2016. Ms. DeWyngaert was awarded 5,500 shares of restricted stock on March 27, 2012. The stock was valued at $15.00 per share and vests over five (5) years as follows: 1,100 shares on March 27th in each of 2013, 2014, 2015, 2016 and 2017. Ms. DeWyngaert was awarded 5,000 shares of restricted stock on January 8, 2013. The stock was valued at $14.25 per share and vests over five (5) years as follows: 1,000 shares of common stock on March 17th in each of 2013, 2014, 2015, 2016 and 2017. Ms. DeWyngaert was awarded 6,500 shares of restricted stock on November 5, 2013. The stock was valued at $16.75 per share and vests over four (4) years as follows: 1,625 shares of common stock on November 5th in each of 2014, 2015, 2016 and 2017.
(5)
  The closing price market value per share on December 31, 2013 was $20.90 per share.

Employment Agreements
Ms. Peyton R. Patterson entered into an employment agreement with the Company on April 16, 2012. Pursuant to the agreement, Ms. Patterson served as Chief Strategic Officer of the Company from April 16, 2012 until September 3, 2012, or the Interim Period. On September 4, 2012 Ms. Patterson began to serve as our President and Chief Executive Officer and Chief Executive Officer of the Bank. The agreement is for a term of three years ending on April 16, 2015; provided that on the April 16, 2013 and each annual anniversary thereafter, the agreement automatically renews for successive periods of one year, unless earlier terminated pursuant to the terms thereof or either party provides written notice of its or her intention not to extend the agreement by the January 31st preceding the applicable renewal date. The employment agreement provides for a salary for the Interim Period of $250,000 annualized, and an initial annual base salary of $500,000 as of September 4, 2012. Ms. Patterson is eligible to participate in the Company’s Executive Incentive Compensation Plan, or the Executive Incentive Compensation Plan, beginning in the fiscal year and continuing thereafter. In connection with entering into the employment agreement, Ms. Patterson was awarded 40,000 shares of restricted stock, vesting in five equal annual installments beginning on April 16, 2012. She is entitled to benefits similar to those provided for other employees and perquisites customary to her position. Ms. Patterson’s employment agreement provides for a severance payment of between 24 and 36 months’ base salary and incentive payment if she is terminated by us without cause or if she terminates the agreement for good reason. Events constituting “good reason” include a material reduction in the executive’s salary or executive incentive plan bonus target, a relocation of the executive’s principal place of employment by more than fifty miles, any material breach by us of any material provision of the executive’s employment agreement, our failure to obtain the agreement of our successor to assume the executive’s employment agreement, a material adverse change in the executive’s title, authority, duties or responsibilities, and a material adverse change in the executive’s reporting structure. Ms. Patterson’s employment agreement also provides for change in control protection consisting of a lump sum payment of three times her annual salary and incentive payment and the immediate vesting of any equity awards, other than stock options or stock appreciation rights that are intended to constitute performance-based compensation under Section 162(m)(4)(C) of the Internal Revenue Code. The agreement also provides for a modified gross-up for 280G excise taxes. Under the modified tax gross-up, until April 16, 2017, if a reduction of 10% or less in any change in control payment owed to Ms. Patterson would avoid imposition of the 280G excise tax, then the change in control payment will be reduced to the minimum extent necessary in order to avoid imposition of the 280G excise tax. Alternatively, if a reduction of 10% or less would not avoid imposition of the 280G excise tax or if Ms. Patterson’s employment agreement is extended beyond April 16, 2017, then Ms. Patterson will be entitled to receive a gross-up for such tax. All compensation paid to Ms. Patterson is subject to clawback (recoupment) as may be required to be made under applicable law, regulation or stock listing requirement.
Mr. Ernest J. Verrico, Sr. our and the Bank’s Executive Vice President and Chief Financial Officer, entered into an employment agreement with us on April 23, 2013 which provides for a term ending on December 31, 2014 with an initial annual base salary of $185,000. We may extend the employment agreement for additional one year periods by providing Mr. Verrico notice no later than October 1 of each year. Mr. Verrico is eligible for annual salary increases as determined by our board of directors. Mr. Verrico is eligible to participate in the Executive Incentive Compensation Plan. He is also entitled to benefits similar to those provided for other employees and perquisites customary to his role with us. Mr. Verrico’s employment agreement provides for a severance payment of up to one year base salary plus pro-rated target bonus if he is terminated by us without cause or if he terminates the agreement for good reason. Events constituting “good reason” include a material reduction in the executive’s salary or executive incentive plan bonus target, a relocation of the executive’s principal place of employment by more than fifty miles, any material breach by us of any material provision of the executive’s employment agreement, our failure to obtain the agreement of our successor to assume the executive’s employment agreement, a material adverse change in the executive’s title, authority, duties or responsibilities, and a material adverse change in the executive’s reporting structure. Mr. Verrico’s employment agreement also provides for change in control protection consisting of a lump sum payment of two times his annual salary and target bonus plus pro-rated target bonus for the year of termination, plus COBRA reimbursement based on the difference between active participant cost and COBRA cost if he is terminated by us without cause or terminates with good reason following a change in control event. The agreement contains change in control limitation provisions such that if the change in control payment to Mr. Verrico exceeds the limit on such payments pursuant to Internal Revenue Code Section 280G, the payment will be reduced so it does not exceed that limit. Pursuant to Mr. Verrico’s employment agreement, any incentive-based compensation paid to him is subject to clawback pursuant to applicable law, regulation or stock listing requirement.
Ms. Brathwaite, our Executive Vice President and Chief Operating Officer, entered into an employment agreement with us on April 1, 2013 which provides for an employment period ending December 31, 2014 with a base salary of $275,000 per year. We may extend the employment agreement for additional one year periods by providing Ms. Brathwaite notice no later than October 1 of each year. She is eligible for annual salary increases as determined by our board of directors. Ms. Brathwaite is eligible for annual salary increases as determined by our board of directors. Ms. Brathwaite is eligible to participate in the Executive Incentive Compensation Plan. She is also entitled to benefits similar to those provided for other employees and perquisites customary to her role with us. Ms. Brathwaite’s employment agreement provides for a severance payment of up to one year base salary plus pro-rated target bonus, plus COBRA reimbursement based on the difference between active participant cost and COBRA cost if she is terminated by us without cause or if she terminates the agreement for good reason. Events constituting “good reason” include a material reduction in the executive’s salary or executive incentive plan bonus target, a relocation of the executive’s principal place of employment by more than fifty miles, any material breach by us of any material provision of the executive’s employment agreement, our failure to obtain the agreement of our successor to assume the executive’s employment agreement, a material adverse change in the executive’s title, authority, duties or responsibilities, and a material adverse change in the executive’s reporting structure. Ms. Brathwaite’s employment agreement also provides for change in control protection consisting of a lump sum payment of two times her annual salary and target bonus plus pro-rated target bonus for the year of termination, plus COBRA reimbursement based on the difference between active participant cost and COBRA cost, if she is terminated or terminates with good reason following a change in control event. The employment agreement contains change in control limitation provisions such that if the change in control payment to Ms. Brathwaite exceeds the limit on such payments pursuant to Internal Revenue Code Section 280G, the payment will be reduced so it does not exceed that limit. Pursuant to Ms. Brathwaite’s employment agreement, any incentive-based compensation paid to her is subject to clawback pursuant to applicable law, regulation or stock listing requirement.
We entered into an employment agreement with Ms. DeWyngaert, our Executive Vice President and Chief Lending Officer and the Bank’s President on January 30, 2013. The employment agreement has a term ending December 31, 2014 and provides for an initial annual base salary of $238,000. We may extend the employment agreement for additional one year periods by providing Ms. DeWyngaert notice no later than October 1 of each year. She is eligible for annual salary increases as determined by our board of directors. Ms. DeWyngaert is eligible to participate in the Executive Incentive Compensation Plan. She is also entitled to benefits similar to those provided for other employees and perquisites customary to her position at the Company. Ms. DeWyngaert’s employment agreement provides for a severance payment of up to one year base salary plus pro-rated target bonus if she is terminated by us without cause or if she terminates the agreement for good reason. Events constituting “good reason” include a material reduction in the executive’s salary or executive incentive plan bonus target, a relocation of the executive’s principal place of employment by more than fifty miles, any material breach by us of any material provision of the executive’s employment agreement, our failure to obtain the agreement of our successor to assume the executive’s employment agreement, a material adverse change in the executive’s title, authority, duties or responsibilities, and a material adverse change in the executive’s reporting structure. Ms. DeWyngaert’s employment agreement also provides for change in control protection consisting of a lump sum payment of two times her annual salary and target bonus plus pro-rated target bonus for the year of termination, plus COBRA reimbursement based on the difference between active participant cost and COBRA cost, if she is terminated by us without cause or terminates with good reason following a change in control event. The agreement contains change in control limitation provisions such that if the change in control payment to Ms. DeWyngaert exceeds the limit on such payments pursuant to Internal Revenue Code Section 280G, the payment will be reduced so it does not exceed that limit. Pursuant to Ms. DeWyngaert’s employment agreement, any incentive-based compensation paid to her is subject to clawback pursuant to applicable law, regulation or stock listing requirement.

Stock Option, Equity Award and Incentive Plans
Executive Incentive Plan.   On March 27, 2013, our Executive Incentive Compensation Plan or, the Executive Compensation Plan, was approved. The Executive Compensation Plan is designed to provide cash compensation to our senior management for achieving budgeted profits and for outstanding performance in furthering our financial goals. The Executive Compensation Plan is administered by our Compensation Committee. Awards under the Executive Compensation Plan are normally based upon specific operating results and individual performance. The Compensation Committee reserves the right to amend or adjust payouts. Incentive awards paid under the Executive Compensation Plan are considered taxable income in the year paid. The Executive Compensation Plan includes a “clawback” provision providing for the forfeiture of incentives in the event of material financial restatements.
Equity Plans.   The Company has five equity award plans. Any future issuances of equity awards will be made under the 2012 Plan and/or any new plan adopted by the Company and its shareholders in the future. All equity awards made under the plans are made by means of an award agreement, which contains the specific terms and conditions of the grant, which may include terms relative to vesting, rights upon death, disability or other termination of service, rights upon change in change in control, acceleration of benefits, transferability and amendments.
On June 25, 2003, the Company’s shareholders adopted the 2002 Bank Management, Director and Founder Stock Option Plan, or the 2002 Plan. Under the 2002 Plan, 152,200 shares were made available to be issued as options. On July 26, 2006, the Company’s shareholders approved the 2006 Stock Option Plan, or the 2006 Plan. Under the 2006 Plan, 47,800 shares were made available to be issued as options. On June 27, 2007, the Company’s shareholders adopted the 2007 Bank of New Canaan Stock Option and Equity Award Plan, or the 2007 Plan, and 165,244 shares were made available for issuance as stock options and restricted stock pursuant to the 2007 Plan. On June 22, 2011, the Company’s shareholders adopted the 2011 BNC Financial Group, Inc. Stock Option and Equity Award Plan, or the 2011 Plan, together with the 2002 Plan, 2006 Plan, 2007 Plan and 2011 Plan, collectively referred to as the Other Plans. Under the 2011 Plan the following number of shares were made available for issuance: (i) 45,000 shares plus (ii) the aggregate number of shares and shares underlying grants that have not been reserved for issuance under the abovementioned plans as of September 1, 2011, plus (iii) any shares previously reserved for issuance under the abovementioned plans that, subsequent to September 1, 2011, pursuant to the terms of the such plans, are shares under grants that remain unexercised at the expiration, forfeiture or other termination of such grant, or are shares pursuant to a Grant that are forfeited or repurchased and thus become available for re-issuance under the abovementioned plans. On September 19, 2012, the Company’s shareholders adopted the 2012 BNC Financial Group, Inc. Stock Plan or the 2012 Plan. On June 26, 2013, the Company’s shareholders adopted an amendment to the 2012 Plan. The Amendment provided for an aggregate number of shares reserved and available for issuance in the amount of an “overhang” of up to 12%. “Overhang” is defined as the aggregate number of grants outstanding but unexercised or unvested under the 2012 Plan and the Other Plans, plus the number of grants available to be granted under the 2012 Plan, divided by the total shares outstanding of the Company. The calculation is made once each year based on the facts available on the prior December 31; the Company’s board of directors can then elect to add to the 2012 Plan each year, up to a maximum 12% overhang.
Administration of the Plans.   The plans are administered by the Compensation Committee of our board of directors, which has significant discretion with respect to the issuance of awards, establishment of award terms and adoption of policies and practices related to the plans.
Share Authorization.   The 2012 Plan authorizes the issuance of up to 89,751 shares of common stock plus the “overhang” with respect to stock awards. Awards not yet made under the Other Plans, or which are forfeited under the Other Plans, may be issued under the 2012 Plan. In connection with recapitalizations, stock dividends, stock splits, combination of shares or other changes in the stock, our Compensation Committee will make adjustments that it deems appropriate in the aggregate number of shares of common stock that may be issued under the 2012 Plan and the terms of outstanding awards. If any shares of stock covered by an award granted under the 2012 Plan are not purchased or are forfeited or expire, or if an award otherwise terminates without delivery of any shares of stock subject thereto, or is settled in cash in lieu of shares of stock, then the number of shares of stock counted against the aggregate number of shares of stock available under the 2012 Plan with respect to the award will again be available for making awards under the 2012 Plan. An aggregate of 49,840 shares of common stock remained available for issuance on December 31, 2013.
Stock Options.   The stock options granted under the plans vest pursuant to the individual award agreement. The term of an option cannot exceed 10 years from the date of the grant. If we experience a change of control (as defined in each plan), unless otherwise provided in an award agreement, and subject to a potential roll over of stock options, all stock options become immediately exercisable. Stock options granted under the 2012 Plan do not become immediately exercisable if, as part of the transaction, the successor entity, with the approval of the Compensation Committee, provides for the stock options to roll over and after the transaction will be options for the successor’s shares of capital stock with substantially similar terms and conditions as the outstanding stock options prior to the transaction.
Restricted Stock Grants.   A participant who receives a restricted stock grant will have all the rights of a shareholder as to those shares, including, without limitation, the right to vote and the right to receive dividends on the shares. If we experience a change of control (as defined in each plan), unless otherwise provided in an award agreement, and subject to a potential roll over of restricted stock grants, all restrictions on restricted stock lapse. Restrictions on restricted stock grants awarded under the 2012 Plan will not lapse if, as part of the transaction, the successor entity, with the approval of the Compensation Committee, provides for the restricted stock grants to roll over and after the transaction will be restricted stock grants in the successor’s plan with substantially similar terms and conditions as the outstanding restricted stock grants prior to the transaction. Restricted Stock Units, or RSUs, are rights to receive shares of our common stock or cash based on the value of our common stock at the end of the restriction period, as determined by the Compensation Committee. A grantee of a RSU has none of the rights of a Company shareholder unless and until the shares of our common stock are delivered in satisfaction of such RSUs.
Stock Appreciation Rights.   A participant who receives a stock appreciation right, or a SAR, is entitled to surrender to the Company any then exercisable portion of the SAR in exchange for that number of shares of our common stock, cash, or both having an aggregate fair market value on the date of surrender equal to the product of (a) the excess of the fair market value of a share of our common stock on the date of surrender over the base price, as determined by the Compensation Committee, which shall be the fair market value of a share of our common stock on the date the SAR was granted, and (b) the number of shares subject to such SAR. SARs may become exercisable in full or in installments according to a vesting, as the Compensation Committee may determine. If we experience a change in control (as defined in each plan), unless otherwise provided in an award agreement, and subject to a potential roll over of SARs, all SARS shall become fully vested and immediately exercisable. SARs granted under the 2012 Plan do not become fully vested and immediately exercisable if, as part of the transaction, the successor entity, with the approval of the Compensation Committee, provides for the SARs to roll over and after the transaction will SARs in the successor’s plan with substantially similar terms and conditions as the outstanding SARs prior to the transaction.
Performance Grants.   The Compensation Committee may award performance grants subject to conditions and attainment of such performance goals over such periods as the Compensation Committee determines. A performance share has an initial value equal to the fair market value of our common stock as determined on the date the performance share is granted. To the extent earned, performance grants may be settled in cash, shares of our common stock or any combination thereof as determined by the Compensation Committee. Performance grants become fully vested upon a change in control (as defined in each plan).
Issued and Exercisable Equity Awards.   As of December 31, 2013, of the 499,995 stock awards authorized under the 2002, 2006, 2007, 2011 and 2012 Plans, 332,998 options have been granted to current and former employees, directors and founders of the Bank, and 199,956 shares of restricted stock have been awarded to current or former employees, management and directors. There were 1,900 options exercised in 2004, 387 options exercised in 2008, 2,000 options exercised in 2009, 520 options exercised in 2010, 2,000 options exercised in 2011, no options were exercised in 2012 and 46,640 options were exercised in 2013. There were 49,840 stock awards available to be issued as of December 31, 2013, before taking into account the “overhang” increases allowed under the 2012 Plan.

Termination of the 2012 Plan.   In accordance with IRS requirements, the 2012 Plan will terminate upon its tenth anniversary in 2022.
Stock option activity.   Stock option activity during the periods indicated is as follows:

	Years Ended December 31,
	2013	2012	2011	2010	2009
Options outstanding at beginning of year	272,358	277,558	273,628	262,998	252,788
Granted	—	9,650	10,000	12,250	14,950
Forfeited	(4,080)	(14,850)	(4,070)	(1,100)	(2,740)
Exercised	(46,640)	—	(2,000)	(520)	(2,000)
Expired	(13,070)	—	—	—	—
Options outstanding at end of period	208,568	272,358	277,558	273,628	262,998
Weighted average exercise price
Granted	$—	$15.00	$15.00	$11.00	$12.64
Forfeited	17.42	13.13	16.20	14.56	16.31
Exercised	10.02	—	10.00	12.19	10.00
Expired	10.00	—	—	—	—
Options outstanding at end of period	16.67	15.23	14.60	14.58	14.74

401(k) Retirement Plan
We maintain a defined contribution 401(k) retirement savings plan for our employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code so that contributions to the plan and income earned on those contributions are not taxable to participants until withdrawn or distributed from the plan. Employees may elect to contribute through salary deductions on a before tax and after tax basis. We provide a discretionary matching contribution, which totaled $127 thousand for 2013. Our match is 50% of the first 6% of employee contributions.
Director Compensation
We believe that to successfully recruit and retain talented directors of the caliber needed to effectively direct the Company, our director compensation package should be within the upper 25% of our banking peer group. We consider institutions of similar asset size located throughout Connecticut to be the peer group. Additional public survey data may be consulted to assist us in determining competitive director compensation. We also believe that director compensation should serve to solidify the alignment of the shareholders’ interests with that of our board of directors and relate to our success or the success of us or our affiliates.
Historically, we paid separate directors’ fees for service on the Company’s board and for service on the two bank (The Bank of New Canaan, or BNC, and The Bank of Fairfield, or TBF) boards. Following the merger of the two banks in September 2013, we combined Company and Bank board and committees and pay a combined fee for service on both boards and committees. We pay our directors based on the directors’ attendance at our board and committee meetings held throughout the year. During 2013, directors received an annual retainer of $2,000. In addition, directors of the Company and banks received $500 and $400 per board meeting attended, respectively, and $200 per committee meeting attended. The Chairman of a committee of our board of directors of the Company, BNC, and TBF received an annual retainer of $1,000, $3,000, and $1,500, respectively, the Vice Chairman of our board of directors of the Company, BNC, and TBF received an annual retainer of $17,000, $4,000, and $2,000, respectively, and the Chairman of our board of directors of the Company, BNC, and TBF received an annual retainer of $33,000, $8,000, and $4,000, respectively. The Chairman of each of the Company’s committees received 500 shares of Company restricted stock, the Chairman of the Loan Committee received 400 shares of Company restricted stock, the Chairman of the Community Reinvestment Act Committee received 300 shares of Company restricted stock, the Chairman of the board of directors received 2,000 shares of Company restricted stock, the Vice Chairman of the board of directors received 1,500 shares of Company restricted stock, the Company board members received 400 shares of Company restricted stock, and Strategic Planning Committee Members received 400 shares of Company restricted stock. Ms. Patterson does not receive any direct remuneration for serving as a director of the Bank or us.

For 2013, the combined annual retainer fees were $2,000 per director plus $1,000 for committee chairs, $17,000 for Vice Chairman and $33,000 for the Chairman and the combined meeting fees were $500 per board meeting and $200 per committee meeting.
This compensation was recommended by the Compensation Committee and approved by our board of directors after careful and extended evaluation and consideration of the recommendation of the independent compensation consultant hired by the Compensation Committee to review our board of directors’ compensation relative its peer group.
We established the BNC Financial Group, Inc. and Affiliates Deferred Compensation Plan for Directors, or the Directors Plan, in 2008. Directors who receive fees are eligible to participate in the Directors Plan. This non-qualified deferred compensation plan is designed to enable non-employee directors to defer receipt of compensation on a tax- advantaged basis. The deferred compensation is paid following retirement except under certain specified circumstances, including a severe financial hardship resulting from illness or accident, loss of property or other similar extraordinary and unforeseeable circumstances. The Directors Plan invests primarily in our common stock, which is purchased by an independent trustee in the open market. The Directors Plan is administered by that independent third party trustee.
The following table sets forth for the year ended December 31, 2013, the compensation paid or awarded by the Company and the two banks to each person who was a director on December 31, 2013. As noted above, effective with the merger of our two banks in September 2013, separate fees for service on Company and Bank boards were changed to one fee for service on both.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1)	Total Compensation ($)(2)
Frederick R. Afragola	17,700	6,700	24,400
George P. Bauer	10,000	13,400	23,400
Richard Castiglioni	15,500	6,700	22,200
Eric J. Dale	21,100	20,100	41,200
Blake S. Drexler	63,700	58,625	122,325
James A. Fieber	40,600	46,900	87,500
Mark Fitzgibbon	17,900	21,775	39,675
William J. Fitzpatrick, III	16,200	6,700	22,900
Merrill J. Forgotson(3)	19,800	6,700	26,500
Hugh Halsell	18,700	13,400	32,100
Daniel S. Jones	23,200	21,775	44,975
Carl R. Kuehner	11,600	20,100	31,700
Todd Lampert	33,300	23,450	56,750	(4)
Victor S. Liss	25,100	6,700	31,800
Total	334,400	273,025	607,425

(1)
  Restricted Awards are calculated at $16.75 per share.
(2)
  Compensation in the form of perquisites and other personal benefits provided by the Company has been omitted for each director as the total amount of those perquisites and personal benefits constituted less than $10,000 for the year ended December 31, 2013.
(3)
  Resigned January 29, 2014.
(4)
  Includes $5,000 and 300 shares of Restricted Stock valued at $16.75/share for Corporate Secretary.
Directors have been and will continue to be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Directors are also entitled to the protection provided by the indemnification provisions in our current articles of incorporation and bylaws, as well as the articles of incorporation and bylaws of the Bank.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information regarding the beneficial ownership of our common stock as of March 17, 2014, and as adjusted to reflect the completion of this offering, for:
•
  each person known to us to be the beneficial owner of more than five percent of our common stock;
•
  each of our directors and executive officers; and
•
  all directors and named executive officers, as a group.
We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Unless otherwise noted, the address for each shareholder listed on the table below is: c/o Bankwell Financial Group, Inc., 220 Elm Street, New Canaan, Connecticut 06840.
The table below calculates the percentage of beneficial ownership of our common stock based on 3,891,823 shares of common stock outstanding as of March 17, 2014 and                 shares of common stock outstanding upon completion of this offering, except as follows. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or other convertible or exercisable securities held by that person that are currently exercisable or convertible or exercisable or convertible within sixty days of March 17, 2014. However, we did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Our directors and executive officers beneficially own 1,899,409 shares of our common stock as of March 17, 2014.

	Beneficial Ownership(1) Before this Offering			Beneficial Ownership After this Offering
Name of Beneficial Owner	Number of Shares		%	Number of Shares	%
5% Shareholder:
Wellington Funds(2) c/o Wellington Management Company 280 Congress St. Boston, MA 02210	370,000		9.73
Bauer Foundation	315,098		8.10
Directors and Executive Officers:
Frederick R. Afragola	47,612	(3)	1.22
George P. Bauer	315,098	(4)	8.10
Richard Castiglioni	3,600		*
Eric J. Dale	14,583		*
Blake S. Drexler	166,542	(5)	4.27
James A. Fieber	337,278	(6)	8.65
Mark Fitzgibbon	152,632		3.92
William J. Fitzpatrick	5,400		*
Hugh Halsell, III	173,219	(7)	4.44
Daniel S. Jones	190,894	(8)	4.90
Carl R. Kuehner, III	278,258	(9)	7.13
Todd Lampert	41,054	(10)	1.05
Victor S. Liss	17,400		*
Gail E.D. Brathwaite	18,000		*
Heidi DeWyngaert	57,139		1.46
Peyton R. Patterson	60,000	(11)	1.54
Ernest J. Verrico	20,700		*
All directors and executive officers as a group (16 persons)	1,899,409		48.81%

(1)
  Beneficially owned shares include shares over which the named person exercises either sole or shared voting power or sole or shared investment power. It also includes shares owned (i) by a spouse, minor children or by relatives sharing the same home, (ii) by entities owned or controlled by the named person and (iii) by other persons if the named person has the right to acquire such shares within 60 days of the exercise of any right or option. All shares identified above are owned of record individually or jointly or beneficially by the named person.
(2)
  Wellington Funds is comprised of the following entities: Ithan Creek Investors (Cayman) L.P. (39,500 shares); Bay Pond Investors (Bermuda) L.P. (112,200 shares); Bay Pond Partners, L.P. (158,100 shares); Wolf Creek Investors (Bermuda) L.P. (27,600 shares) and Wolf Creek Partners, L.P. (32,600 shares). These shares were purchased in a private placement pursuant to a Securities Purchase Agreement between the parties.
(3)
  Includes vested options to purchase 10,000 shares of common stock granted under the 2002 Plan.
(4)
  Includes 167,141 shares held by the Bauer Foundation.
(5)
  Includes vested options to purchase 7,203 shares of common stock granted under the 2002 Plan, 2006 Plan and/or 2007 Plan. 44,984 shares are held in trusts over which he serves as trustee.
(6)
  Includes vested options to purchase 7,745 shares of common stock granted under the 2002 Plan, 2006 Plan and/or 2007 Plan. 248,500 shares are held in trusts over which he serves as trustee.
(7)
  Includes vested options to purchase 12,511 shares of common stock granted under the 2002 Plan, 2006 Plan and/or 2007 Plan.
(8)
  Includes vested options to purchase 6,619 shares of common stock granted under the 2002 Plan, 2006 Plan and/or 2007 Plan.
(9)
  Includes vested options to purchase 10,331 shares of common stock granted under the 2002 Plan, 2006 Plan and/or 2007 Plan. 19,200 shares are held by the Alexandra Kuehner Irr Trust and the Tiffany Kuehner Irr Trust, of which Mr. Kuehner serves as trustee.
(10)
  Includes vested options to purchase 14,072 shares of common stock granted under the 2002 Plan, 2006 Plan and/or 2007 Plan. 3,582 shares are held by Mr. Lampert’s wife for a minor.
(11)
  Includes 40,000 shares of restricted stock, which vest over five (5) years.
The Selling Shareholder does not beneficially own any of our common stock and beneficially owns 100% of our issued and outstanding Series C preferred stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
In addition to the compensation arrangements with directors and executive officers described in “Executive Compensation” above, the following is a description of each transaction since January 1, 2012, and each proposed transaction in which:
•
  we have been or are a participant;
•
  the amount involved exceeds or will exceed $120,000; and
•
  any of our directors, executive officers or beneficial holders of more than five percent of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.
Robinson & Cole, L.L.P.
Since January 2012, the Bank engaged the services of Robinson & Cole, L.L.P. with regard to The Wilton Bank merger transaction and another matter. Mr. Eric Dale is a member of our board of directors and partner of Robinson & Cole, L.L.P. In 2013, the Bank paid Robinson & Cole, L.L.P. $190 thousand.
Sandler O’Neill + Partners, L.P.
In 2013, the Bank engaged the services of Sandler O’Neill + Partners, L.P. for investment banking and other services. Mr. Mark Fitzgibbon is a member of our board of directors and a principal of Sandler O’Neill + Partners, L.P. In 2013, the Bank paid Sandler O’Neill + Partners, L.P. $604 thousand. The Bank expects to pay Sandler O’Neill + Partners, L.P. underwriting fees in connection with this Offering as described in “Underwriting.”
Ordinary Banking Relationships
Certain of our officers, directors and principal shareholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with, the Bank or us in the ordinary course of business. These transactions include deposits, loans and other financial services related transactions. Related party transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. As of the date of this prospectus, no related party loans were categorized as nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our officers, directors and principal shareholders, as well as their immediate family members and affiliates.
The aggregate amount of extensions of credit, including overdraft protection, to directors and executive officers, including their immediate families and other associates, was $7.3 million as of December 31, 2013. All of the foregoing indebtedness was due to loans secured by mortgages held on local real estate. All extensions of credit were made in the ordinary course of business on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with others and do not represent more than a normal risk of collectability or present other unfavorable features. We expect to have similar banking transactions in the future on comparable terms and conditions. All of these loans are performing as agreed.
Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the common stock offered hereby for sale to our directors, officers, employees, business associates and related persons. We will offer these shares to the extent permitted under applicable regulations in the United States through a directed share program. Reserved shares purchased by our directors and officers will be subject to the lock-up provisions described in in “Underwriting — Lock-Up Agreements.” The number of shares of our common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered hereby. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act of 1933, as amended, in connection with the sale of shares through the directed share program.
Policies and Procedures Regarding Related Party Transactions
Transactions by the Bank or us with related parties are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the FRA and the Federal Reserve Board’s Regulation W (which govern certain transactions by the Bank with its affiliates) and the Federal Reserve Board’s Regulation O (which governs certain loans by the Bank to its executive officers, directors, and principal shareholders). We and the Bank have adopted policies designed to ensure compliance with these regulatory requirements and restrictions.
Our board of directors has adopted a written policy governing the approval of related party transactions that complies with all applicable requirements of the SEC and Nasdaq concerning related party transactions. Related party transactions are transactions in which we are a participant and a related party has or will have a direct or indirect material interest. Related parties include our current and former directors (including nominees for election as directors) and our executive officers, beneficial holders of more than 5% of our capital stock and the immediate family members of these persons. All related party transactions in which the aggregate amount involved will or may be expected to exceed $50,000 in any calendar year are reviewed and approved by the Governance Committee. In determining whether to approve a related party transaction, the Governance Committee will consider, among other factors, the related party’s interest in the transaction, the materiality of the related party transaction to the Company and the related party, whether the transaction with the related party is proposed to be entered into on terms no less favorable to the Company than terms that could have been reached with an unrelated third party, the purpose of, and the potential benefits to the Company of, the related party transaction, the perceived impact on the independence of a director related party and other information regarding the related party transaction or the related party in the context of the proposed transaction that the Governance Committee deems relevant. Our Related Party Transactions Policy is available on our website.

DESCRIPTION OF OUR CAPITAL STOCK
The following descriptions include summaries of the material terms of our certificate of incorporation, as amended, and amended and restated bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the certificate of incorporation, as amended, and amended and restated bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.
General
We are authorized to issue 10,000,000 shares of common stock, no par value per share and 100,000 shares of preferred stock, no par value per share, of which 10,980 shares have been designated as Senior Non-Cumulative Perpetual Preferred Stock, Series C, no par value, or Series C preferred stock. The authorized but unissued shares of our capital stock will be available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange.
Common Stock
As of December 31, 2013, a total of 3,876,393 shares of common stock were outstanding and held by approximately 409 shareholders of record. We have reserved an additional 304,640 shares of our common stock for issuance upon exercise of existing warrants. We have also reserved 499,995 shares of our common stock for issuance in connection with stock awards granted under our stock incentive plans, 241,587 of which have been issued, 208,568 option shares were outstanding and 49,840 shares were available for issuance as of December 31, 2013.
Voting.   Each holder of our common stock is entitled to one vote for each share on all matters submitted to the shareholders, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of our preferred stock. Holders of our common stock are not entitled to cumulative voting in the election of directors.
Dividends and other distributions.   Subject to certain regulatory restrictions discussed in this prospectus and to the rights of holders of any preferred stock that we may issue, holders of common stock are entitled to receive dividends from legally available funds, when, as and if declared by our board of directors. If we liquidate or dissolve, holders of common stock are entitled to share ratably in our assets once our debts and liabilities (including all deposits in the Bank and interest accrued thereon) and any liquidation preference owed to any holders of then-outstanding preferred stock are paid. Holders of our Series C preferred stock have rights that are senior to our common stock. We must make payments on our Series C preferred stock before any dividends can be paid to our common stock. See “Description of Our Capital Stock — Preferred Stock — Series C Preferred Stock – Dividends.”
Preemptive Rights.   The terms of our common stock do not entitle our shareholders to preemptive rights with respect to any shares of capital stock which may be issued. However, the Company entered into a securities purchase agreement with the Institutional Investor in connection with their purchase of 370,000 shares of our common stock on September 30, 2013. The securities purchase agreement provides, among other things, that the Institutional Investor shall have a preemptive right to maintain its percentage ownership of the Company’s issued and outstanding stock with respect to public or private offerings of our common stock, including this offering, for a three year period expiring September 30, 2016. We intend to provide the Institutional Investor with notice of its ability to exercise its preemptive rights in connection with this offering in accordance with the relevant agreement.
Preferred Stock
Our certificate of incorporation, as amended, permits us to issue one or more series of preferred stock and authorize our board of directors to designate the preferences, limitations and relative rights of any such series of preferred stock, in each case, without any further action by our shareholders. Each share of a series of preferred stock will have the same relative rights as, and be identical in all respects with, all the other shares of the same series. Preferred stock may have voting rights, subject to applicable law and determination at issuance of our board of directors. While the terms of preferred stock may vary from series to series, holders of our common stock should assume that all shares of preferred stock will be senior to our common stock in respect of distributions and on liquidation.
Although the creation and authorization of preferred stock does not, in and of itself, have any effect on the rights of the holders of our common stock, the issuance of one or more series of preferred stock may affect the holders of common stock in a number of respects, including the following: by subordinating our common stock to the preferred stock with respect to dividend rights, liquidation preferences, and other rights, preferences, and privileges; by diluting the voting power of our common stock; by diluting the earnings per share of our common stock; and by issuing common stock, upon the conversion of the preferred stock, at a price below the fair market value or original issue price of the common stock that is outstanding prior to such issuance.
As of the date of this prospectus, one series of preferred stock is authorized, issued and outstanding. We issued 10,980 shares of our Series C preferred stock in connection with our participation in the Department of the Treasury’s Small Business Lending Fund program. Our Series A preferred stock and Series B preferred stock have been redeemed and cancelled.
Series C Preferred Stock.
Voting Rights.   The holders of the Series C preferred stock do not have voting rights other than with respect to certain matters relating to the rights of holders of Series C preferred stock, on certain corporate transactions and, if applicable, the election of additional directors described below.
In addition to any other vote or consent required by law or by our certificate of incorporation, the written consent of the Treasury, if the Treasury holds any shares of Series C preferred stock, or the holders of a majority of the outstanding shares of Series C preferred stock, voting as a single class, if the Treasury does not hold any shares of Series C preferred stock, is required to:
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  amend our certificate of incorporation or the Certificate of Designation for the Series C preferred stock to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of stock ranking senior to the Series C preferred stock with respect to the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up by or of us;
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  amend our certificate of incorporation or the Certificate of Designation for the Series C preferred stock so as to adversely affect the rights, preferences, privileges or voting powers of the Series C preferred stock;
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  consummate a binding share exchange or reclassification involving the Series C preferred stock or a merger or consolidation with another entity, unless (1) the shares of Series C preferred stock remain outstanding or, in the case of a merger or consolidation in which we are not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (2) the shares of Series C preferred stock remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions, that are the same as the rights, preferences, privileges and voting powers, and limitations and restrictions of the Series C preferred stock immediately prior to consummation of the transaction, taken as a whole;
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  sell all, substantially all or any material portion of, our assets, if the Series C preferred stock will not be redeemed in full contemporaneously with the consummation of such sale; or
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  consummate a Holding Company Transaction (as defined below), unless as a result of the Holding Company Transaction each share of Series C preferred stock will be converted into or exchanged for one share with an equal liquidation preference of preference securities of us or the acquirer, or the Holding Company preferred stock. Any such Holding Company preferred stock must entitle its holders to dividends from the date of issuance of such stock on terms that are equivalent to the terms of the Series C preferred stock, and must have such other rights, preferences, privileges and voting powers, and limitations and restrictions that are the same as the rights, preferences, privileges and voting powers, and limitations and restrictions of the Series C preferred stock immediately prior to such conversion or exchange, taken as a whole;
provided, however, that (1) any increase in the amount of our authorized shares of preferred stock, and (2) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the Series C preferred stock with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative, and the distribution of assets upon our liquidation, dissolution or winding up, will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the Series C preferred stock and will not require the vote or consent of the holders of the Series C preferred stock.
A “Holding Company Transaction” means the occurrence of (a) any transaction that results in a person or group (1) becoming the direct or indirect ultimate beneficial owner of our common equity representing more than 50% of the voting power of the outstanding shares of our common stock or (2) being otherwise required to consolidate for GAAP purposes, or (b) any consolidation or merger of us or similar transaction or any sale, lease or other transfer in one transaction or a series of related transactions of all or substantially all of our consolidated assets to any person other than one of our subsidiaries; provided that, in the case of either clause (a) or (b), we or the acquiror is or becomes a bank holding company or savings and loan holding company.
To the extent holders of the Series C preferred stock are entitled to vote, holders of shares of the Series C preferred stock will be entitled to one for each share then held.
The voting provisions described above will not apply if, at or prior to the time when the vote or consent of the holders of the Series C preferred stock would otherwise be required, all outstanding shares of the Series C preferred stock have been redeemed by us or called for redemption upon proper notice and sufficient funds have been deposited by us in trust for the redemption.
Dividends. The Series C preferred stock is entitled to receive non-cumulative dividends, payable quarterly, on each January 1, April 1, July 1 and October 1. The dividend rate is fixed at 1%. After four and one half years from issuance, the dividend rate will increase to 9%.
Dividends on the Series C preferred stock are non-cumulative. If for any reason our board of directors does not declare a dividend on the Series C preferred stock for a particular dividend period, then the holders of the Series C preferred stock will have no right to receive any dividend for that dividend period, and we will have no obligation to pay a dividend for that dividend period. We must, however, within five calendar days, deliver to the holders of the Series C preferred stock a written notice executed by our Chief Executive Officer and Chief Financial Officer stating our board of directors’ rationale for not declaring dividends. Our failure to pay a dividend on the Series C preferred stock also will restrict our ability to pay dividends on and repurchase other classes and series of our capital stock, including our common stock.
When dividends have not been declared and paid in full on the Series C preferred stock for an aggregate of four or more dividend periods, and during that time we were not subject to a regulatory determination that prohibits the declaration and payment of dividends, we must, within five calendar days of each missed payment, deliver to the holders of the Series C preferred stock a certificate executed by at least a majority of the members of our board of directors stating that it used its best efforts to declare and pay such dividends in a manner consistent with safe and sound banking practices and the directors’ fiduciary obligations. In addition, (i) our failure to pay dividends on the Series C preferred stock for five or more dividend periods, whether consecutive or not, will give the holders of the Series C preferred stock the right to appoint a non-voting observer on our board of directors, and (ii) our failure to pay dividends on the Series C preferred stock for six or more dividend periods, whether consecutive or not, and if the aggregate liquidation preference of the Series C preferred shares then outstanding is of $25,000,000 or more, will give the holders of the Series C preferred stock the right to elect two directors. However, given that the liquidation preference for the Series C preferred stock is less than $25,000,000, it is unlikely that the foregoing provisions described in the last sentence would be applicable.
No Sinking Fund.   The Series C preferred stock is not subject to any sinking fund.

Priority of Dividends.   So long as any share of the Series C preferred stock remains outstanding, we may declare and pay dividends on our common stock only if full dividends on all outstanding shares of Series C preferred stock for the most recently completed dividend period have been or are contemporaneously declared and paid. If a dividend is not declared and paid in full on the Series C preferred stock for any dividend period, then from the last day of that dividend period until the last day of the third dividend period immediately following it, no dividend or distribution may be declared or paid on our common stock.
Restrictions on Repurchases.   So long as any share of the Series C preferred stock remains outstanding, we may repurchase or redeem shares of our common stock, only if dividends on all outstanding shares of Series C preferred stock for the most recently completed dividend period have been or are contemporaneously declared and paid (or have been declared and a sum sufficient for payment has been set aside for the benefit of the holders of the Series C preferred stock as of the applicable record date). If a dividend is not declared and paid in full on the Series C preferred stock for any dividend period, then from the last day of that dividend period until the last day of the third dividend period immediately following it, no redemptions or repurchases of our common stock may be carried out, except in certain limited cases.
Liquidation Rights.   In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of the Series C preferred stock will be entitled to receive for each share of Series C preferred stock, out of our assets proceeds available for distribution to our shareholders, subject to any rights of our creditors, before any distribution of assets or proceeds is made to or set aside for the holders of our common stock payment of an amount equal to the sum of (1) the $1,000 liquidation preference amount per share and (2) the amount of any accrued and unpaid dividends on the Series C preferred stock.
For purposes of the liquidation rights of the Series C preferred stock, neither a merger nor consolidation of us with another entity nor a sale, lease or exchange of all or substantially all of our assets will constitute a liquidation, dissolution or winding up of our affairs.
Redemption and Repurchases.   The Series C preferred stock may be redeemed at any time at our option, at a redemption price of 100% of the liquidation amount plus accrued but unpaid dividends to the date of redemption for the current period, regardless of whether such dividends have been declared for that period, all subject to the approval of the federal banking regulator.
To exercise the optional redemption right, we must give notice of the redemption to the holders of record of the Series C preferred stock, not less than 30 days and not more than 60 days before the date of redemption. In the case of a partial redemption of the Series C preferred stock, the shares to be redeemed will be selected either pro rata or in such other manner as our board of directors or a committee of the board of directors determines to be fair and equitable, provided that shares representing at least 25% of the aggregate liquidation amount of the Series C preferred stock are redeemed.
Shares of Series C preferred stock that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of preferred stock, which may then be reissued by us as any series of preferred stock other than the Series C preferred stock.
Conversion.   Holders of the Series C preferred stock have no right to exchange or convert their shares into any other securities.
Registration Rights.   As part of the terms of our participation in the Treasury’s Small Business Lending Fund Program, or SBLF, we agreed to provide the holders of our Series C preferred stock with the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For the reasons set forth below, the demand registration rights will not apply at the time of this offering. However, the “piggyback” registration rights granted to the Treasury do apply to this offering. On April 3, 2014, the Treasury exercised its piggyback registration rights and, as a result, we have included the Treasury’s Series C preferred stock in this offering. Under the agreement, we must file a registration statement covering all of the Series C preferred stock of such holders as promptly as practicable after the date we become subject to the reporting requirements of the Exchange Act, and no later than 30 days after such date. Notwithstanding the foregoing, if we are not eligible to file a registration statement on Form S-3 (which we currently are not eligible for), then we will not be obligated to file such a registration statement unless requested to do so by the Treasury. In the event that we propose to register any of our securities under the Securities Act (including in this offering), either for our own account or for the account of other security holders, these holders are entitled to notice of such registration and are entitled to certain “piggyback” registration rights allowing the holder to include their preferred stock in such registration, subject to certain limitations. We may, in certain circumstances, defer such registrations, and any underwriters will have the right, subject to certain limitations, to limit the number of shares included in such registrations.
Warrants
In connection with previous offerings, we issued 945,789 Units to subscribers. Each Unit issued in these previous offerings represented one share of common stock and one non-transferable warrant. Each warrant allows a holder to purchase 0.3221 shares of common stock at an exercise price of $14.00 per share. Pursuant to the terms of the warrants, on June 23, 2010 our board of directors amended the exercise period for the warrants to extend from October 1, 2014 through December 1, 2014. None of the warrants may be exercised prior to October 1, 2014.
Anti-Takeover Effect of Governing Documents and Applicable Law
Provisions of Governing Documents.   Certain provisions of our certificate of incorporation and bylaws highlighted below may have anti-takeover effects and may delay, prevent or make more difficult unsolicited tender offers or takeover attempts that a shareholder may consider to be in his or her best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management. Among other things, our certificate of incorporation and bylaws:
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  restrict the exercise of voting rights by “interested shareholders,” as described below, for the amendment of certain provisions of our certificate of incorporation and by-laws;
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  prohibit shareholder action by written consent in lieu of a meeting;
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  prohibit business combinations with an “interested shareholder,” as described below, for five years following an acquisition of shares by such “interested shareholder,” unless approved by our board of directors;
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  enable our board of directors to issue “blank check” preferred stock up to the authorized amount, with such preferences, limitations and relative rights, including voting rights, as may be determined from time to time by our board of directors;
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  prohibit the acquisition of 10% or more of our outstanding voting stock unless approved by at least 2/3 of our directors then in office;
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  prohibit any person from making an offer to acquire 10% or more of our outstanding voting stock without prior notice to our board, and in case the board has disapproved such offer within 15 days following such notice;
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  allow our board of directors, when considering any tender or exchange offer for our stock, or proposal to merge, to take into account factors other than the interests of our shareholders, such as long-term and short-term interests of the corporation, and the interests of our employees, customers, creditors, suppliers, and our surrounding community;
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  provide for the limitation of liability and indemnification of our officers and directors;
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  require a 60% vote of our shareholders to repeal the sections of our certificate of incorporation addressing limitation of liability and indemnification of our officers and directors;
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  prohibit the removal of directors other than for cause, or by a vote of at least 2/3 of our directors then in office, or by an affirmative vote of at least 80% of the voting power of our outstanding voting stock;

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  enable our board of directors to increase, between annual meetings, the number of persons serving as directors and to fill the vacancies created as a result of the increase by a majority vote of the directors present at the meeting;
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  provide that only our Chairman, our President or a majority of our board of directors have the ability to call a special meeting of our shareholders;
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  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and
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  establish an advance notice procedure with regard to business to be brought before an annual or special meeting of shareholders and with regard to the nomination of candidates for election as directors, other than by or at the direction of our board of directors.
The amendment of certain provisions of our certificate of incorporation, including, without limitation, provisions governing certain business combinations, special meetings of shareholders, director liability, removal of directors, nominations for directors, action by shareholders, approval for certain acquisitions and offers to acquire voting stock and consideration for merger consolidation or other offers must be approved by the affirmative vote of the holders of not less than sixty percent (60%) of the issued and outstanding shares of our capital stock entitled to vote thereon. In case we have an “interested shareholder,” the affirmative vote of not less than sixty percent (60%) of the issued and outstanding shares of our capital stock entitled to vote thereon other than shares held by the “interested shareholder” is required. An “interested shareholder” is defined in our certificate of incorporation as any person who beneficially owns ten percent or more of the voting power of our outstanding voting stock, or who is an affiliate or associate of ours (as defined under Connecticut corporate law) and has beneficially owned ten percent or more of the voting power of our outstanding voting stock at any time within the five years immediately preceding such vote, or any successor or transferee of such shares held by an “interested shareholder” at any time within such five-year period.
Our bylaws may be altered, amended, added to or repealed either by the affirmative vote of the holders of a majority of stock entitled to vote thereon or by the affirmative vote of a majority of our board of directors. However, the affirmative vote of sixty percent (60%) of the issued and outstanding shares entitled to vote thereon is required (i) by the terms of our bylaws, to amend certain bylaw provisions, including those dealing with shareholders’ meetings (including annual meetings), shareholder nomination of director candidates, removal of directors and filling of vacancies on our board of directors; and (ii) by the terms of our certificate of incorporation, for any shareholder action effecting an amendment or repeal of or an adoption of a provision inconsistent with our Bylaws. In all such cases, if there is an “interested shareholder,” as described above, the sixty percent (60%) vote must include the affirmative vote of the issued and outstanding shares entitled to vote thereon held by shareholders other than the interested shareholder.
Provisions of Applicable Law.   The corporate laws and regulations applicable to us enable our board of directors to issue, from time to time and at its discretion, but subject to the rules of any applicable securities exchange, any authorized but unissued shares of our common stock or preferred stock. The ability of our board of directors to issue authorized but unissued shares of our common stock or preferred stock at its sole discretion may enable our board of directors to sell shares to individuals or groups who the board of directors perceives as friendly with management, which may make more difficult unsolicited attempts to obtain control of our organization. In addition, the ability of our board of directors to issue authorized but unissued shares of our capital stock at its sole discretion could deprive the shareholders of opportunities to sell their shares of common stock or preferred stock for prices higher than prevailing market prices.
Although our bylaws do not give our board of directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the established procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of the nominees or proposals might be harmful or beneficial to our shareholders and us.

Under Connecticut banking law, no person may acquire beneficial ownership of ten percent or more of any class of voting securities of a Connecticut chartered bank, or any bank holding company of such a bank, without prior notification of, and lack of disapproval by the Connecticut Department of Banking. The Connecticut Department of Banking will disapprove the acquisition if the bank has been in existence for less than five years, or if a holding company, if the subsidiary banks of which have been in existence for less than five years, unless the Connecticut Department of Banking waives this five year restriction, or if the acquisition would result in the acquirer controlling 30% or more of the total amount of deposits in insured depository institutions in Connecticut. Similar restrictions apply to any person who holds ten percent or more of any such class and desires to increase its holdings to 25% or more of such class.
The prior approval of the Federal Reserve Board under the Change in Bank Control Act of 1978 is required before any person could acquire “control” of the Company. “Control” is presumed to exist where the acquiring party will have voting control of at least ten percent of our common stock and if (1) we have a class of voting securities registered under Section 12 of the 1934 Act or (2) the acquiring party would be the largest holder of a class of voting securities of the Company immediately after the transaction.
The prior approval of the Federal Reserve Board under the Bank Holding Company Act of 1956 is required before any bank holding company could acquire five percent or more of our common stock and before any other company could acquire “control” of us. Under Federal Reserve Board policy, an investor can own less than 25% of our outstanding voting shares and obtain a board seat on our board of directors without being deemed to have acquired “control” of us. In addition, an investor can own up to 33% of our total equity (as opposed to less than 25%) without being deemed to have acquired “control,” provided that the investment does not include ownership of 15% or more of any class of voting securities.
Listing and Trading
Prior to this offer, our common stock was quoted on the OTCBB under the symbol “BWFG.” We have applied to list our common stock on the Nasdaq Global Market under the trading symbol “BWFG.” See “Price Range of Our Common Stock.”
Transfer Agent and Registration
Upon completion of this offering, the transfer agent and registrar for our common stock will be Registrar and Transfer Company.

SHARES ELIGIBLE FOR FUTURE SALE
Actual or anticipated sales of substantial amounts of our common stock (including shares issued on the exercise of options, warrants or convertible securities, if any) could cause the market price of our common stock to decline significantly and make it more difficult for us to raise additional capital through a future sale of equity or equity-related securities at a time and on the terms that we deem appropriate. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by shareholders prior to such issuance. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of shares of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for shares of our common stock as well as our ability to raise equity capital in the future.
Upon completion of this offering, we will have                 shares of common stock issued and outstanding (                shares if the underwriters exercise in full their purchase option). In addition,                 shares of our common stock are issuable upon the exercise of outstanding options and 304,640 shares of our common stock are issuable upon the exercise of warrants.
Of these shares, the                 shares sold in this offering (or                 shares, if the underwriters exercise their option in full) will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. The remaining                 outstanding shares will be deemed “restricted securities” under the Securities Act and may be sold in the public market if they qualify for an exemption from registration under Rule 144 or any other applicable exemption.
Lock-Up Agreements
Our executive officers and directors and certain other shareholders, who will own in the aggregate approximately                 shares of our common stock after the offering, have entered into lock-up agreements under which they have generally agreed not to sell or otherwise transfer their shares for a period of 180 days after the completion of the offering. These lock-up restrictions may be extended in specified circumstances and are subject to certain exceptions. For additional information, see “Underwriting — Lock-Up Agreements.” As a result of these contractual restrictions, shares of our common stock subject to lock-up agreements will not be eligible for sale until these agreements expire or the restrictions are waived by the underwriters.
Following the lock-up period, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144.
Rule 144
All shares of our common stock held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. Rule 144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which generally includes our directors, executive officers, 10% shareholders and certain other related persons. Upon completion of the offering, we expect that approximately     % of our outstanding common stock (    % of our outstanding common stock if the underwriters exercise in full their purchase option) will be held by “affiliates.”
Under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is deemed to be an “affiliate” of ours would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our common stock, which would be approximately                 shares of our common stock immediately after this offering (assuming the underwriters do not elect to exercise their purchase option), or the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, notice, the availability of current public information about us and the filing of a form in certain circumstances.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.
Stock Incentive Plan
We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock reserved for issuance under our equity incentive plans. That registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Upon effectiveness, the shares of common stock covered by that registration statement will be eligible for sale in the public market, subject to the lock-up agreements and Rule 144 restrictions described above.

CERTAIN MATERIAL US FEDERAL INCOME TAX CONSEQUENCES FOR
NON-US HOLDERS OF COMMON STOCK
The following is a summary of certain material U.S. federal income tax consequences relevant to non-U.S. holders (as defined below) of the ownership and disposition of our common stock. This summary does not purport to be a complete analysis of all the potential tax considerations relating thereto and is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings, and judicial decisions, all as of the date of this Prospectus. These authorities may be changed, possibly with retroactive effective, so as to result in U.S. federal income tax consequences different from those set forth below.
We have not sought, and will not seek, any ruling from the Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.
This summary does not consider state or local tax consequences, or the tax consequences arising under the laws of any non-U.S. jurisdiction. This summary also does not consider the potential application of Medicare contribution tax or any tax considerations under U.S. federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:
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  banks, insurance companies, or other financial institutions;
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  persons subject to the alternative minimum tax;
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  tax-exempt organizations;
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  controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;
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  dealers in securities or currencies;
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  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
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  persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);
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  certain former citizens or long-term residents of the United States;
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  persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;
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  persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or
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  persons deemed to sell our common stock under the constructive sale provisions of the Code.
In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their own tax advisors.
You are urged to consult your own tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership, and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.
Non-U.S. Holder Defined
For purposes of this discussion, you are a non-U.S. holder if you are any holder other than:
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  a partnership or entity classified as a partnership for U.S. federal-tax purposes;

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  an individual citizen or resident of the United States (for tax purposes);
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  a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;
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  an estate whose income is subject to U.S. federal income tax regardless of its source; or
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  a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.
Distributions
Distributions with respect to our common stock will be treated as dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.
Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the U.S. and your country of residence. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other applicable version of IRS Form W-8 certifying qualification for the reduced rate. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may seek a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If you hold the stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.
Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States) are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable version of IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.
Gain on Disposition of Common Stock
Subject to the discussion below regarding foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:
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  the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States), in which case the special rules below apply;
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  you are an individual who is present in the United States for a period or periods aggregating 183 days or more during a taxable year in which the sale or disposition occurs and certain other conditions are met, in which case the special rules described below apply; or
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  our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.
We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.
If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale. The amount of the gain subject to tax may be offset by U.S. source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.
Backup Withholding and Information Reporting
Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.
Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a Form W-8BEN or other applicable version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.
Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund, or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.
Recent Legislation Relating to Foreign Accounts
Under recently enacted legislation (including recently promulgated Treasury regulations and related guidance) commonly referred to as FATCA, the relevant withholding agent may be required to withhold 30% of any interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States paid after June 30, 2014, or gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States paid after December 31, 2016 to (i) a foreign financial institution (which for these purposes includes foreign broker-dealers, clearing organizations, investment companies, hedge funds and certain other investment entities) unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is a beneficial owner of the payment unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements or otherwise qualifies for an exemption from this withholding. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING
We are offering the shares of our common stock described in this prospectus through several underwriters for whom Sandler O’Neill + Partners, L.P. is acting as representative. We have entered into an underwriting agreement dated            , with Sandler O’Neill + Partners, L.P., as representative of the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Sandler O’Neill + Partners, L.P.
Total

Our common stock is offered subject to a number of conditions, including receipt and acceptance of the common stock by the underwriters. The obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to approval of certain legal matters by their counsel and to certain other conditions, including the listing of our common stock on Nasdaq.
In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically.
Commission and Discounts
Shares of common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the public offering price. If all of the shares of common stock are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of shares of common stock made outside of the United States may be made by affiliates of the underwriters.
The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase an additional           shares:

	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds to us, before expenses	$	$	$

In addition to the underwriting discount, we will reimburse the underwriters for their reasonable out-of-pocket expenses incurred in connection with their engagement as underwriters, including marketing, syndication and travel expenses, and will pay the fees and expenses of the underwriters in connection with the directed share program and the reasonable fees and disbursements of counsel for the underwriters in connection with this offering, including the FINRA counsel fee, and the directed share program, in each case regardless of whether this offering is consummated. These reimbursements and payments are estimated to be approximately $          and will not exceed $         . In accordance with FINRA Rule 5110, these reimbursed fees are deemed underwriting compensation for this offering. In addition to these amounts and the underwriting discount, we estimate the expenses of this offering to be approximately $          and are payable by us.
Option to Purchase Additional Shares
We have granted the underwriters an option to buy up to           additional shares of our common stock, at the public offering price less underwriting discounts. The underwriters may exercise this option, in whole or from time to time in part. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to such underwriter’s initial amount relative to the total amount reflected in the table above.

Lock-Up Agreements
Our executive officers and directors, and certain other persons, have entered into lock-up agreements with the underwriters. Under these agreements, each of these persons may not, without the prior written approval of the representatives, subject to limited exceptions:
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  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file any registration statement under the Securities Act, as amended, with respect to any of the foregoing; or
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  enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap, hedge or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise.
These restrictions will be in effect for a period of 180 days after the date of the underwriting agreement. At any time and without public notice, the representative may, in their sole discretion, release all or some of the securities from these lock-up agreements.
These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with common stock to the same extent as they apply to our common stock. They also apply to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
These restrictions also apply to any issuer-directed “friends and family” shares of our common stock that any executive officer or director may purchase in the offering, including those described below under “Directed Share Program.”
Pricing of the Offering
Prior to this offering, the market for our common stock has been illiquid and the stock did not trade frequently. The initial public offering price was negotiated between the representatives of the underwriters and us. In addition to prevailing market conditions, among the factors considered in determining the initial public offering price of the common stock will be our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. An active trading market for the shares may not develop. It is also possible that the shares will not trade in the public market at or above the initial public offering price following the completion of the offering.
We have applied to have our common stock approved for listing on the Nasdaq Global Select Market under the symbol “BWFG.”
Indemnification and Contribution
We have agreed to indemnify the underwriters and their affiliates, selling agents and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents and controlling persons may be required to make in respect of those liabilities.
Price Stabilization, Short Positions and Penalty Bids
To facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including:
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  stabilizing transactions;
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  short sales; and
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  purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ purchase option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
The underwriters may close out any covered short position either by exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through their option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.
As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.
Passive Market Making
In connection with this offering, the underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution of this offering. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.
Electronic Distribution
A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters of their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us and should not be relied upon by investors.
Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the common stock offered hereby for sale to our directors, officers, employees, business associates and related persons. We will offer these shares to the extent permitted under applicable regulations in the United States through a directed share program. Reserved shares purchased by our directors and officers will be subject to the lock-up provisions described above. The number of shares of our common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered hereby. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act of 1933, as amended, in connection with the sale of shares through the directed share program.

Certain Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, valuation and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, or may engage, in various financial advisory, investment banking and commercial banking services for us and our affiliates, for which they received, or may receive, customary compensation, fees and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.
Mark Fitzgibbon, a member of our board of directors, is a principal and director of research with the representative. Please see “Certain Relationships and Related Transactions — Sandler O’Neill + Partners, L.P.”
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock offered hereby which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:
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  to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
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  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
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  to fewer than 100 natural or legal persons or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors, as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or
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  in any other circumstances which do not require the publication by us of a prospectus under Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State; and “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom
Each underwriter has represented and agreed that:
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  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the shares of common stock offered hereby in circumstances in which Section 21(1) of the FSMA does not apply to us; and
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  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of common stock offered hereby in, from or otherwise involving the United Kingdom.

LEGAL MATTERS
The validity of our common stock offered by this prospectus and other certain legal matters will be passed upon for us by Hinckley, Allen & Snyder LLP, Hartford, Connecticut. Certain matters will be passed upon for the underwriters by Covington & Burling LLP, Washington, D.C.
EXPERTS
The consolidated financial statements of Bankwell Financial Group, Inc., (f/k/a BNC Financial Group, Inc.) and subsidiaries as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, and the financial statements of The Wilton Bank as of December 31, 2012 and 2011 and for the years then ended, have been included herein in reliance on the report of Whittlesey & Hadley P.C., Hartford, Connecticut, independent registered public accounting firm, appearing elsewhere herein given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
This prospectus, which constitutes a part of a registration statement on Form S-1 filed with the SEC, does not contain all of the information set forth in the registration statement and the related exhibits and schedules. Some items are omitted in accordance with the rules and regulations of the SEC. Accordingly, we refer you to the complete registration statement, including its exhibits and schedules, for further information about us and the shares of common stock to be sold in this offering. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our filings with the SEC, including the registration statement, are also available to you for free on the SEC’s Internet website at www.sec.gov.
Upon closing of this offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above. We intend to furnish to our shareholders our annual reports containing our audited consolidated financial statements certified by an independent registered public accounting firm.
We also maintain an Internet website. Information on, or accessible through, our website is not part of this prospectus.

All schedules are omitted as the required information either is not applicable or is included in the financial statements or related notes.

Report of Independent Auditors To The Board of Directors and Stockholders Bankwell Financial Group, Inc. New Canaan, Connecticut

Report on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Bankwell Financial Group, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2013, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the financial position of Bankwell Financial Group, Inc. and subsidiaries at December 31, 2013 and 2012, and the results of its operations and its cash flows for the each of the three years in the period ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.
Hartford, Connecticut
March 25, 2014

Consolidated Balance Sheets
December 31, 2013 and 2012
(Dollars in thousands, except share data)

	December 31,
	2013	2012
ASSETS
Cash and due from banks (Note 3)	$82,013	$28,927
Held to maturity investment securities, at amortized cost (Note 6)	13,816	5,354
Available for sale investment securities, at fair value (Note 6)	28,597	41,058
Loans held for sale	100	—
Loans receivable (net of allowance for loan losses of $8,382 and $7,941 at December 31, 2013 and 2012, respectively) (Notes 7 and 18)	621,830	520,792
Foreclosed real estate	829	962
Accrued interest receivable	2,360	2,109
Federal Home Loan Bank stock, at cost (Note 10)	4,834	4,442
Premises and equipment, net (Note 8)	7,060	2,518
Bank-owned life insurance	10,031	—
Other intangible assets	481	—
Deferred income taxes, net (Note 12)	5,845	2,798
Other assets	1,822	1,056
Total assets	$779,618	$610,016
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits (Note 9)
Noninterest bearing deposits	$118,618	$78,120
Interest bearing deposits	542,927	383,961
Total deposits	661,545	462,081
Advances from the Federal Home Loan Bank (Note 10)	44,000	91,000
Accrued expenses and other liabilities	4,588	5,401
Total liabilities	710,133	558,482
Commitments and contingencies (Note 11)
Stockholders’ equity (Notes 2, 14 and 17)
Preferred stock, senior noncumulative perpetual, Series C, no par; 10,980 shares issued at December 31, 2013 and 2012, respectively; liquidation value of $1,000 per share	10,980	10,980
Common stock, no par value; 10,000,000 shares authorized, 3,876,393 and 2,846,700 shares issued, at December 31, 2013 and 2012, respectively	52,105	38,117
Retained earnings	5,976	926
Accumulated other comprehensive income – net unrealized gains on available for sale securities, net of taxes	424	1,511
Total stockholders’ equity	69,485	51,534
Total liabilities and stockholders’ equity	$779,618	$610,016

See notes to consolidated financial statements.

Consolidated Statements of Income
For the Years Ended December 31, 2013, 2012 and 2011
(Dollars in thousands, except per share amounts)

	December 31,
	2013	2012	2011
Interest income
Interest and fees on loans	$26,599	$22,329	$17,621
Interest and dividends on securities	1,409	2,033	2,919
Interest on cash and cash equivalents	84	35	47
Total interest income	28,092	24,397	20,587
Interest expense
Interest expense on deposits	2,233	2,367	2,023
Interest on Federal Home Loan Bank advances	532	825	847
Total interest expense	2,765	3,192	2,870
Net interest income	25,327	21,205	17,717
Provision for loan losses	585	1,821	1,049
Net interest income after provision for loan losses	24,742	19,384	16,668
Noninterest income
Gains and fees from sales of loans	2,020	18	547
Gain on bargain purchase	1,333	—	—
Net gain (loss) on sale of available for sale securities	648	(18)	250
Service charges and fees	495	345	337
Gain on sale of foreclosed real estate, net	63	—	—
Other	163	—	—
Total noninterest income	4,722	345	1,134
Noninterest expense
Salaries and employee benefits	11,565	9,426	8,506
Occupancy and equipment	3,707	3,004	2,428
Professional services	1,595	1,546	715
Data processing	1,333	1,202	865
Marketing	928	333	342
Merger and acquisition related expenses	908	—	—
FDIC insurance	333	365	472
Director fees	304	366	288
Amortization of intangibles	18	—	—
Foreclosed real estate	7	9	—
Other	1,421	1,607	985
Total noninterest expense	22,119	17,858	14,601
Income before income tax expense	7,345	1,871	3,201
Income tax expense	2,184	657	997
Net income	$5,161	$1,214	$2,204
Preferred stock dividends	(111)	(132)	(206)
Net income attributable to common stockholders	$5,050	$1,082	$1,998
Earnings per common share – basic	$1.46	$0.39	$0.72
Earnings per common share – diluted	1.44	0.38	0.71

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2013, 2012 and 2011
(In thousands)

	December 31,
	2013	2012	2011
Net income	$5,161	$1,214	$2,204
Net unrealized holding (loss) gain on available for sale securities during the period	(1,129)	1,130	1,272
Reclassification adjustment for (gain) loss realized in income	(648)	18	(250)
Net change in unrealized (loss) gain	(1,777)	1,148	1,022
Tax effect	690	(447)	(397)
Other comprehensive income	(1,087)	701	625
Total comprehensive income	$4,074	$1,915	$2,829

See notes to consolidated financial statements.

Consolidated Statements of Stockholders’ Equity
For Years Ended December 31, 2013, 2012 and 2011
(In thousands)

	Preferred Stock	Common Stock	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 1, 2011	$5,037	$37,286	$(2,154)	$185	$40,354
Net income	—	—	2,204	—	2,204
Other comprehensive income, net of tax	—	—	—	625	625
Issuance of Series C preferred stock	10,980	—	—	—	10,980
Redemption of Series A preferred stock	(4,797)	—	—	—	(4,797)
Redemption of Series B preferred stock	(240)	—	—	—	(240)
Preferred stock dividends	—	—	(206)	—	(206)
Stock based compensation expense	—	250	—	—	250
Capital from exercise of stock options	—	18	—	—	18
Balance at December 31, 2011	10,980	37,554	(156)	810	49,188
Net income	—	—	1,214	—	1,214
Other comprehensive income, net of tax	—	—	—	701	701
Preferred stock dividends	—	—	(132)	—	(132)
Stock based compensation expense	—	563	—	—	563
Balance at December 31, 2012	10,980	38,117	926	1,511	51,534
Net income	—	—	5,161	—	5,161
Other comprehensive loss, net of tax	—	—	—	(1,087)	(1,087)
Preferred stock dividends	—	—	(111)	—	(111)
Stock based compensation expense	—	343	—	—	343
Capital from exercise of stock options	—	467	—	—	467
Capital from private placement	—	13,178	—	—	13,178
Balance at December 31, 2013	$10,980	$52,105	$5,976	$424	$69,485

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
For Years Ended December 31, 2013, 2012 and 2011
(In thousands)

	For the Years Ended December 31,
	2013	2012	2011
Cash flows from operating activities
Net income	$5,161	$1,214	$2,204
Adjustments to reconcile net income to net cash provided by operating activities:
Net amortization of premiums and discounts on investment securities	97	130	126
Provision for loan losses	585	1,821	1,049
Benefit from deferred taxes	(357)	(777)	(404)
Net (gain) loss on sales of available for sale securities	(648)	18	(250)
Depreciation and amortization	666	612	541
Loan principal sold	(72,589)	(575)	(46,035)
Proceeds from sales of loans	74,509	1,765	48,823
Net gain on sales of loans	(2,020)	(18)	(547)
Equity-based compensation	343	563	250
Net amortization (accretion) of purchase accounting adjustments	(80)	—	—
Gain on sale of foreclosed real estate	(63)	—	—
Gain on bargain purchase	(1,333)	—	—
Net change in:
Deferred loan fees	479	539	344
Accrued interest receivable	(185)	206	(745)
Other assets	(502)	(1,432)	274
Accrued expenses and other liabilities	(1,114)	4,101	835
Net cash provided by operating activities	2,949	8,167	6,465
Cash flows from investing activities
Proceeds from principal repayments on available for sale securities	723	1,103	1,143
Proceeds from principal repayments on held to maturity securities	180	480	233
Net proceeds from sales and calls of available for sale securities	10,514	54,973	31,979
Purchases of available for sale securities	—	(6,997)	(69,026)
Purchase of held to maturity securities	(7,623)	—	—
Purchase of bank-owned life insurance	(10,031)	—	—
Acquisition, net of cash paid	30,883	—	—
Net increase in loans	(77,004)	(162,026)	(80,704)
Purchases of premises and equipment	(908)	(684)	(96)
Purchase of Federal Home Loan Bank stock	(134)	(1,034)	(84)
Proceeds from sale of foreclosed real estate	1,693	—	—
Net cash used by investing activities	(51,707)	(114,185)	(116,555)
Cash flows from financing activities
Net change in time certificates of deposit	$66,538	$(230)	$(1,265)
Net change in other deposits	68,772	95,216	59,243
Net (repayments) proceeds from short term FHLB advances	(47,000)	33,000	14,000
Proceeds from issuance of Series C preferred stock	—	—	10,980
Redemption of Series A preferred stock	—	—	(4,797)
Redemption of Series B preferred stock	—	—	(240)
Proceeds from issuance of common stock	13,178	—	—
Exercise of options	467	—	18
Dividends paid on preferred stock	(111)	(132)	(206)
Net cash provided by financing activities	101,844	127,854	77,733
Net increase (decrease) in cash and cash equivalents	53,086	21,836	(32,357)
Cash and cash equivalents:
Beginning of year	28,927	7,091	39,448
End of period	$82,013	$28,927	$7,091
Supplemental disclosures of cash flows information:
Cash paid for:
Interest	$2,527	$3,208	$2,952
Income taxes	2,872	1,984	866
Acquisition of noncash assets and liabilities:
Assets acquired	34,869	—	—
Liabilities assumed	(64,446)	—	—
Noncash investing and financing activities
Loans transferred to foreclosed real estate	52	962	—

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1.
  Nature of Operations and Summary of Significant Accounting Policies
Bankwell Financial Group, Inc. (the “Company” or “Bankwell”) is a federally-chartered bank-holding company located in New Canaan, Connecticut. The Company offers a broad range of financial services through its banking subsidiary, Bankwell Bank, (the “Bank”). Bankwell Bank was originally chartered as two separate banks, The Bank of New Canaan (“BNC”) and The Bank of Fairfield (“TBF”). In September 2013, The Bank of New Canaan and The Bank of Fairfield were merged and rebranded as “Bankwell Bank.” In November 2013, the Bank acquired The Wilton Bank, which added one branch and approximately $25.1 million in loans and $64.2 million in deposits. See Note 4, Mergers and Acquisitions, for further information on the acquisition.
The Bank is a Connecticut state charted commercial bank, founded in 2002, whose deposits are insured under the Deposit Insurance Fund administered by the Federal Deposit Insurance Corporation (“FDIC”). The Bank provides a full range of banking services to commercial and consumer customers, primarily concentrated in the Fairfield County region of Connecticut, with branch locations in New Canaan, Stamford, Fairfield, and Wilton, Connecticut.
Basis of consolidated financial statement presentation
The consolidated financial statements as of and for the years ending December 31, 2013 and 2012 have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and general practices within the banking industry. Such policies have been followed on a consistent basis.
Management has evaluated subsequent events for potential recognition or disclosure in the consolidated financial statements through March 25, 2014, the date upon which the Company’s consolidated financial statements were available to be issued. No subsequent events were identified that would have required a change to the consolidated financial statements or disclosure in the notes to the consolidated financial statements, other than as disclosed in Note 19, Subsequent Events.
Use of estimates
In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities as of the date of the balance sheet and revenue and expenses for the period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to deferred taxes, the fair values of financial instruments and the determination of the allowance for loan losses. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions.
Principles of consolidation
The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.
Significant concentrations of credit risk
Most of the Company’s activities are with customers located within Fairfield County and the surrounding region of Connecticut, and declines in property values in these areas could significantly impact the Company. The Company has significant concentrations in commercial real estate. Management does not believe they present any special risk. The Company does not have any significant concentrations in any one industry or customer.

Notes to Consolidated Financial Statements

Cash and cash equivalents and statement of cash flows
Cash and due from banks and federal funds sold are recognized as cash equivalents in the consolidated statements of cash flows. Federal funds sold generally mature in one day. For purposes of reporting cash flows, all highly liquid debt instruments purchased with an original maturity of three months or less are considered to be cash equivalents. Cash flows from loans and deposits are reported net. The balances of cash and due from banks and federal funds sold, at times, may exceed federally insured limits. The Company has not experienced any losses from such concentrations.
Investment securities
Management determines the appropriate classifications of investment securities at the date individual investment securities are acquired, and the appropriateness of such classifications is reaffirmed at each balance sheet date. The Company’s investment securities are categorized as either available for sale or held to maturity. Held to maturity investments are carried at amortized cost; available for sale securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss) as a separate component of capital, net of estimated income taxes.
Fair value of investment securities is determined by applying the valuation framework in accordance with GAAP, which specifies a hierarchy of valuation techniques based on whether the inputs to those techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions.
Investment securities are reviewed regularly for other-than-temporary impairment. For debt securities, other-than-temporary impairment is deemed to exist if the present value of the expected future cash flows is less than the amortized cost basis of the security. The credit loss component of an other-than-temporary impairment write-down is recorded in earnings, while the remaining portion of the impairment loss is recognized in other comprehensive income (loss), provided the Company does not intend to sell the underlying debt security and it is more likely than not that the Company will not be required to sell the debt security prior to recovery.
In determining whether a credit loss exists and the period over which the fair value of the debt security is expected to recover, management considers the following factors: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, any external credit ratings, the level of excess cash flows generated from the underlying collateral supporting the principal and interest payments of the debt securities, the level of credit enhancement provided by the structure and the Company’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.
The sale of a held to maturity security within three months of its maturity date or after collection of at least 85% of the principal outstanding at the time the security was acquired is considered a maturity for purposes of classification and disclosure.
Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains or losses on the sales of securities are recognized at trade date utilizing the specific identification method.
Bank owned life insurance
The investment in bank owned life insurance (“BOLI”) represents the cash surrender value of life insurance policies on the lives of certain Bank employees who have provided positive consent allowing the Bank to be the beneficiary of such policies. Increases in the cash value of the policies, as well as insurance proceeds received, are recorded in noninterest income, and are not subject to income taxes. The financial strength of the insurance carrier is reviewed prior to the purchase of BOLI and annually thereafter.
Federal Home Loan Bank stock
Federal Home Loan Bank of Boston (“FHLB”) stock is a non-marketable equity security that is carried at cost and evaluated for impairment.

Notes to Consolidated Financial Statements

Loans held for sale
Loans held for sale are those loans which management has the intent to sell in the foreseeable future, and are carried at the lower of aggregate cost or market value. Net unrealized losses, if any, are recognized by a valuation allowance through a charge to noninterest income. Realized gains and losses on the sale of loans are recognized on the settlement date and are determined by the difference between the sale proceeds and the carrying value of the loans.
Loans may be sold with servicing rights released or retained. At the time of the sale, management determines the value of any retained servicing rights, which represents the present value of the differential between the contractual servicing fee and adequate compensation, defined as the fee a sub-servicer would require to assume the role of servicer, after considering the estimated effects of prepayments. If material, a portion of the gain on the sale of the loan is recognized as due to the value of the servicing rights, and a servicing asset is recorded.
Loans receivable
Loans receivable that management has the ability and intent to hold for the foreseeable future or until maturity or payoff are stated at their current unpaid principal balances, net of the allowance for loan losses, net deferred loan origination fees and unamortized loan premiums.
A loan is considered impaired when it is probable that all contractual principal or interest payments due will not be collected in accordance with the terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral, if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are recorded as adjustments to the allowance for loan losses.
Management reviews all nonaccrual loans, other loans past due 90 days or more, and restructured loans for impairment. In most cases, loan payments that are past due less than 90 days are considered minor collection delays and the related loans are not considered to be impaired. Consumer installment loans are considered to be pools of small balance homogeneous loans, which are collectively evaluated for impairment.
Modifications to a loan are considered to be a troubled debt restructuring (“TDR”) when two conditions are met: 1) the borrower is experiencing financial difficulties and 2) the modification constitutes a concession. Modified terms are dependent upon the financial position and needs of the individual borrower. Debt may be bifurcated with separate terms for each tranche of the restructured debt. The decision to restructure a loan, versus aggressively enforcing the collection of the loan, may benefit the Company by increasing the ultimate probability of collection.
If a performing loan is restructured into a TDR it remains in performing status. If a nonperforming loan is restructured into a TDR, it continues to be carried in nonaccrual status. Initially, all TDRs are reported as impaired. Nonaccrual classification may be removed if the borrower demonstrates compliance with the modified terms for a minimum of six months. TDR’s are reported as such for at least one year from the date of restructuring. In years after the restructuring, troubled debt restructured loans are removed from this classification if the restructuring agreement specifies a market rate of interest equal to that which would be provided to a borrower with similar credit at the time of restructuring and the loan is not deemed to be impaired based on the modified terms.
Appraisals for real estate collateral dependent loans are obtained from independent third parties on whom we review their professional qualifications on an annual basis. Updated appraisals are obtained when a loan is in the process of collection, which is typically when the loan changes to nonaccrual status, or when warranted by other deterioration in the borrower’s credit status. A large portion of our real estate loan portfolio has been originated in past four years, thereby reflecting post 2008 financial crisis market values. If necessary, and taken in conjunction with other credit factors, adjustments are made to appraisal values when determining our allowance for loan losses.

Notes to Consolidated Financial Statements

Acquired loans
Loans that the Company acquired in acquisitions are initially recorded at fair value with no carryover of the related allowance for credit losses. Determining the fair value of the loans involves estimating the amount and timing of principal and interest cash flows initially expected to be collected on the loans and discounting those cash flows at an appropriate market rate of interest.
For loans which meet the criteria stipulated in Accounting Standards Codification (“ASC”) 310-30, “Loans and Debt Securities Acquired with Deteriorated Credit Quality,” the Company recognizes an accretable yield, which is defined as the excess of all cash flows expected at acquisition over the initial fair value of the loan, as interest income on a level-yield basis over the expected remaining life of the loan. The excess of the loan’s contractually required payments over the cash flows expected to be collected is the nonaccretable difference. The nonaccretable difference is not recognized as an adjustment of yield, a loss accrual, or a valuation allowance. After the initial acquisition, the Company continues to evaluate whether the timing and the amount of cash to be collected are reasonably estimated. Subsequent significant increases in cash flows the Company expects to collect will first reduce previously recognized valuation allowance and then be reflected prospectively as an increase to the level yield. Subsequent decreases in expected cash flows may result in the loan being considered impaired. Interest income is not recognized to the extent that the net investment in the loan would increase to an amount greater than the estimated payoff amount.
For ASC 310-30 loans, the expected cash flows reflect anticipated prepayments, determined on a loan by loan basis, according to the anticipated collection plan of these loans. Prepayments result in the recognition of the nonaccretable balance as current period yield. Changes in prepayment assumptions may change the amount of interest income and principal expected to be collected. The expected prepayments used to determine the accretable yield are consistent between the cash flows expected to be collected and projections of contractual cash flows so as to not affect the nonaccretable difference.
For loans that do not meet the ASC 310-30 criteria, the Company accretes interest income on a level yield basis using the contractually required cash flows. The Company subjects loans that do not meet the ASC 310-30 criteria to ASC Topic 450, “Contingencies”, by collectively evaluating these loans for an allowance for loan loss, using the same methodology as loans originated by the Company.
Acquired loans that met the criteria for nonaccrual of interest prior to the acquisition are considered performing upon acquisition, regardless of whether the customer is contractually delinquent, if the Company can reasonably estimate the timing and amount of the expected cash flows on such loans and if the Company expects to fully collect the new carrying value of the loans. As such, the Company may no longer consider the loan to be nonaccrual or nonperforming and may accrue interest on these loans, including the impact of any accretable yield. The Company has determined that it can reasonably estimate future cash flows on the Company’s current portfolio of acquired loans that are past due 90 days or more, and on which the Company is accruing interest and the Company expects to fully collect the carrying value of the loans.
Allowance for loan losses
The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance for loan losses when management believes the non-collectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance for loan losses.
The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Notes to Consolidated Financial Statements

The allowance for loan losses consists of specific and general components. The specific component relates to impaired loans that are classified as doubtful, substandard or special mention. For these loans, an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors, and includes unallocated components maintained to cover uncertainties that could affect management’s estimation of probable losses, and reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.
Management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies have the authority to require additions to the allowance or charge-offs based on the agencies’ judgments about information available to them at the time of their examination.
Interest and fees on loans
Interest on loans is accrued and included in income based on contractual rates applied to principal amounts outstanding. Accrual of interest is discontinued when loan payments are 90 days or more past due, based on contractual terms, or when, in the judgment of management, collectability of the loan or loan interest becomes uncertain. When interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. Subsequent recognition of income occurs only to the extent payment is received subject to management’s assessment of the collectability of the remaining interest and principal. A nonaccrual loan is restored to accrual status when it is no longer delinquent and collectability of interest and principal is no longer in doubt.
Loan origination fees, net of direct loan origination costs, are deferred and amortized as an adjustment to the loan’s yield generally over the contractual life of the loan, utilizing the interest method.
Foreclosed real estate
Assets acquired through deed in lieu or loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.
Premises and equipment
Premises and equipment are stated at cost, net of accumulated depreciation and amortization. Leasehold improvements are capitalized and amortized over the shorter of the terms of the related leases or the estimated economic lives of the improvements. Depreciation and amortization is charged to operations using the straight-line method over the estimated useful lives of the related assets which range from 3 to 39 years. Gains and losses on dispositions are recognized upon realization. Maintenance and repairs are expensed as incurred and improvements are capitalized.
Income taxes
The Company accounts for certain income and expense items differently for financial reporting purposes than for income tax purposes. Provisions for deferred taxes are being made in recognition of these temporary differences. The Company examines its financial statements, income tax provision and federal and state income tax returns and analyzes its tax positions, including permanent and temporary differences, as well as the major components of income and expense to determine whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. It is the Company’s policy to recognize interest and penalties related to unrecognized tax liabilities within income tax expense in the consolidated statements of income.

Notes to Consolidated Financial Statements

Related party transactions
The Company’s Directors, Officers and their affiliates have been customers of and have had transactions with the Banks, and it is expected that such persons will continue to have such transactions in the future. Management believes that all deposits accounts, loans, services and commitments comprising such transactions were made in the ordinary course of business, and on substantially the same terms, including interest rates, as those prevailing at the time for comparable transactions with other customers who are not Directors or Officers.
Stock compensation
Stock-based compensation expense is measured as of the grant date, based on the fair value of the award, and is recognized as an expense over the requisite service period.
Earnings per share
Basic earnings per share (“EPS”) is computed by dividing income available to common shareholders by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (such as stock options) were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings. Unvested share-based payment awards, which include the right to receive non-forfeitable dividends, are considered to participate with common stock in undistributed earnings for purposes of computing EPS.
The Company’s unvested restricted stock awards are participating securities, and therefore, are included in the computation of both basic and diluted earnings per common share. EPS is calculated using the two-class method, under which calculations (1) exclude from the numerator any dividends paid or owed on participating securities and any undistributed earnings considered to be attributable to participating securities and (2) exclude from the denominator the dilutive impact of the participating securities.
Comprehensive income
Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the stockholders’ equity section of the balance sheets, such items, along with net income, are components of comprehensive income.
Fair values of financial instruments
The following methods and assumptions were used by management in estimating the fair value of its financial instruments:
Cash and due from banks, federal funds sold, accrued interest receivable and mortgagors’ escrow accounts:   The carrying amount is a reasonable estimate of fair value.
Investment securities:   Fair values are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The fair value of securities is further classified in accordance with the framework specified in GAAP as discussed in Note 16, Fair Value Measurements.
FHLB stock:   The carrying value of FHLB stock approximates fair value based on the most recent redemption provisions of the FHLB.
Loans held for sale:   The fair value is based upon prevailing market prices.
Loans receivable:   For variable rate loans which reprice frequently and have no significant change in credit risk, fair values are based on carrying values. The fair value of fixed rate loans are estimated by discounting the future cash flows using the year end rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Notes to Consolidated Financial Statements

Deposits:   The fair value of demand deposits, regular savings and certain money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit and other time deposits is estimated using a discounted cash flow calculation that applies interest rates currently being offered for deposits of similar remaining maturities to a schedule of aggregated expected maturities on such deposits.
Advances from the FHLB:   The fair value of the advances is estimated using a discounted cash flow calculation that applies current FHLB interest rates for advances of similar maturity to a schedule of maturities of such advances.
Recent accounting pronouncements
The following section includes changes in accounting principles and potential effects of new accounting guidance and pronouncements.
Accounting Standards Update No. 2014-04, Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure (“ASU 2014-04)
The Update clarifies that an in substance repossession or foreclosure occurs upon either the creditor obtaining legal title to the residential real estate property or the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. The amendments are effective for annual periods, and interim reporting periods within those annual periods, beginning after December 15, 2014. The amendments may be adopted using either a modified retrospective transition method or a prospective transition method. Early adoption is permitted. Management does not believe the amendments will have a material impact on the Company’s Consolidated Financial Statements.
Accounting Standards Update No. 2013-11, Income Taxes (Topic 740), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”)
This Update states that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments in ASU 2013-11 are effective for nonpublic entities for fiscal years, and interim periods within those years, beginning after December 15, 2014, with early adoption permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. Management does not expect the implementation of this update to have a material effect on the Company’s consolidated financial statements.
Accounting Standards Update No. 2013-10, Derivatives and Hedging (Topic 815), Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes (“ASU No. 2013-10”)
This Update permits the Fed Funds Effective Swap Rate (OIS) to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to UST and LIBOR. The amendments also remove the restriction on using different benchmark rates for similar hedges. Prior to the amendments in this ASU, only U.S. Treasury and the LIBOR swap rates were considered benchmark interest rates. Including the Fed Funds Effective Swap Rate (OIS) as an acceptable U.S. benchmark interest rate in addition to U.S. Treasury and LIBOR rates provides a more comprehensive spectrum of interest rates to be utilized as the designated benchmark interest rate risk component under the hedge accounting guidance. The amendments in ASU

Notes to Consolidated Financial Statements

2013-10 are effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. Management does not expect the implementation of this update to have a material effect on the Company’s consolidated financial statements.
Accounting Standards Update No. 2013-02 — Other Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”)
In February 2013, the FASB issued ASU 2013-02, to supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASUs 2011-05 (issued in June 2011) and 2011-12 (issued in December 2011). The amendments require an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The amendments in ASU 2013-02 are effective prospectively for nonpublic entities for reporting periods beginning after December 15, 2013. Management does not expect the implementation of this update to have a material effect on the Company’s consolidated financial statements.
Accounting Standards Update No. 2011-11 — Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”)
In December 2011, the FASB issued ASU 2011-11, enhancing disclosures about offsetting assets and liabilities by requiring improved information about financial instruments and derivative instruments that are either: (1) offset in accordance with certain rights to set off conditions prescribed by current accounting guidance; or (2) subject to an enforceable master netting agreement or similar agreement, irrespective of whether they are offset in accordance to current accounting guidance. The amendments in ASU No. 2011-11 were effective for annual reporting periods beginning on or after January 1, 2013. This information will enable users of an entity’s financial statements to evaluate the effects or potential effects of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. The implementation of this update did not have a material effect on the Company’s consolidated financial statements.
Reclassification
Certain prior year amounts have been reclassified to conform with the current year financial statement presentation. These reclassifications only changed the reporting categories but did not affect the results of operations or financial position.
2.
  Preferred and Common Stock
Preferred stock
On February 27, 2009, the Company entered into a Letter Agreement, including a Securities Purchase Agreement (together, the “Purchase Agreement”), with the United States Department of the Treasury (the “Treasury”) pursuant to which the Company issued and sold to the Treasury 4,797 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, no par (the “Series A Preferred Stock”), with a liquidation preference of $1,000 per preferred share, for a total purchase price of $4.8 million and a warrant (the “Warrant”) to purchase 240 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B, no par (the “Series B Preferred Stock”), with a liquidation preference of $1,000 per preferred share, at an exercise price of $.01. The Warrant had a ten-year term and was immediately exercisable. Immediately following the issuance of the Series A Preferred Stock and the Warrant, the Treasury exercised its rights under the Warrant to acquire 240 shares of the Series B Preferred Stock through a cashless exercise.

Notes to Consolidated Financial Statements

The Company allocated the $4.8 million in proceeds received from the Treasury between Series A Preferred Stock and Series B Preferred Stock, assuming that the Preferred Stock would be replaced with a qualifying equity offering and the Preferred Stock would therefore be redeemed at the end of five years. The allocation was recorded assuming a discount rate of 12% on the cash flows of each instrument. The allocation of the proceeds was $4.5 million for Series A Preferred Stock and $291 thousand for Series B Preferred Stock, for total proceeds of $4.8 million. The Series A Preferred Stock and the Series B Preferred Stock were fully amortized and accreted during the year ended December 31, 2009.
The Series A Preferred Stock and Series B Preferred Stock were fully redeemed by the Company on August 4, 2011 (see below). The Series A Preferred Stock paid cumulative dividends at a rate of 5% per 360-day year for the first five years and thereafter at a rate of 9% per 360-day year. The Series A Preferred Stock was non-voting. The Series B Preferred Stock paid cumulative dividends at a rate of 9% per 360-day year. The Series B Preferred Stock generally had the same rights and privileges as the Series A Preferred Stock.
In 2011, the Company elected to participate in Treasury’s Small Business Lending Fund Program (“SBLF”). The SBLF is a $30 billion fund established under the Small Business Jobs Act of 2010 to encourage lending to small businesses by providing Tier 1 capital to qualified community banks with assets of less than $10 billion. The SBLF is intended to expend the ability to lend to small businesses, in order to help stimulate the economy and promote job growth.
On August 4, 2011, the Treasury approved the Company’s request to redeem the Series A Preferred Stock and Series B Preferred Stock through participation in the SBLF. The Company sold 10,980 shares of Senior Non-Cumulative Perpetual Preferred Stock, Series C, no par (the “Series C Preferred Stock”), having a liquidation preference of $1,000 per preferred share, to the Treasury and simultaneously repurchased all of its Series A Preferred Stock and Series B Preferred Stock sold to the Treasury in 2009. The transaction resulted in net capital proceeds to the Company of $5.9 million, of which at least 90% was invested in the Banks as Tier 1 Capital.
The Series C Preferred stock pays noncumulative dividends. The dividend rate on the Series C Preferred Stock for the initial ten quarterly dividend periods, commencing with the period ended September 30, 2011 and ending with the period ended December 31, 2013, is determined each quarter based on the increase in the Banks’ Qualified Small Business Lending over a baseline amount. The Company has paid dividends at a rate of 1.0% since issuance. For the eleventh quarterly dividend payment through four and one-half years after its issuance, the dividend rate on the Series C Preferred Stock will be fixed at the rate in effect at the end of the ninth quarterly dividend period. In the second quarter of 2016, four and one-half years from its issuance, the dividend rate will be fixed at 9.0% per annum.
The Series C Preferred Stock has no maturity date and ranks senior to the Company’s common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of the Company. The Series C Preferred Stock is non-voting, other than voting rights on matters that could adversely affect the Series C Preferred Stock, and is redeemable at any time by the Company, subject to the approval of its federal banking regulator. The redemption price is the aggregate liquidation preference of the SBLF Preferred Stock plus accrued but unpaid dividends and pro rata portion of any lending incentive fee. All redemptions must be in an amount at least equal to 25% of the number of originally issued shares of SBLF Preferred Stock, or 100% of the then-outstanding shares if less than 25% of the number of shares originally issued.
Common stock
On March 23, 2007, BNC completed a secondary offering, begun in October 2006, and raised a total of $15.5 million ($15.4 million, net of expenses). The purpose of the offering was to capitalize the Company and through it, capitalize TBF during its de novo period, and allow for the continued growth of BNC.
On July 10, 2007, BNC began a Private Placement for the sale of Units similar to those offered in the secondary offering. The purpose of the Private Placement was to attract investors from the Town of Fairfield who would be willing to support TBF during its de novo period. The Private Placement raised a

Notes to Consolidated Financial Statements

total of $1.7 million ($1.6 million, net of expenses). The net proceeds of these funds were added to the Company’s capital in the first quarter of 2008.
For both the 2006 Secondary Offering and the 2007 Private Placement, the Company issued 945,789 units and received $17.2 million in total capital ($17.1 million, net of expenses).
On December 20, 2010, the Company completed a Private Placement for the sale of its common stock. The purpose of the offering was to raise additional capital for future growth. The Company issued 300,321 shares and received $4.2 million in total capital ($4.16 million, net of expenses).
On September 30, 2013, the Company completed a Private Placement for the sale of its common stock, which began in the fourth quarter of 2012, for the purpose of raising additional capital for future growth. On January 11, 2013, the Company issued 527,513 shares and received $7.3 million in total capital ($7.3 million, net of expenses) and on September 30, 2013, the Company issued 370,000 shares and received $6.2 million in total capital ($5.9 million, net of expenses).
Regarding the September 30, 2013 issuance of 370,000 shares, the purchaser executed an agreement that, among other things, provides it with “pre-emptive” rights for a period of three years. This entitles the investor to be afforded the opportunity to acquire from the Company, for the same price and on the same terms as such Company securities are offered, in the aggregate up to the amount of such securities required to enable the investor group to maintain its ownership percentage of Company stock (measured immediately prior to such offering).
Dividends
The Company’s stockholders are entitled to dividends when and if declared by the board of directors, out of funds legally available. Connecticut law prohibits the Company from paying cash dividends except from its net profits, which are defined by state statutes.
The payment of dividends are subject to additional restrictions in connection with preferred stock issued under TARP, which were repurchased in August 2011, and the Treasury Department’s SBLF, which were issued in August 2011.
For the years ended December 31, 2013, 2012 and 2011, the Company declared and paid cash dividends on preferred stock of $111 thousand, $132 thousand, and $206 thousand, respectively. For the years ended December 31, 2013, 2012 and 2011, the Company did not declare or pay dividends on its common stock. The Company did not repurchase any of its common stock during 2013, 2012 or 2011.
3.
  Restrictions on Cash and Due from Banks
The Bank is required to maintain $125 thousand in the Federal Reserve Bank for clearing purposes.
4.
  Mergers and Acquisitions
On November 5, 2013, the Company acquired all of the outstanding common shares of The Wilton Bank (“Wilton”). Wilton was a state chartered commercial bank located in Wilton, Connecticut, which operated as one branch. As a result of the transaction, Wilton merged into Bankwell Bank. This business combination expanded the Bank’s presence in Fairfield County and enhanced opportunities for businesses, customer relationships, employees and the communities served by the Bank.
On the acquisition date, Wilton had 372,985 outstanding common shares, net of 108,260 shares of treasury stock, and shareholders’ equity of $6.3 million. Wilton shareholders received $13.50 per share resulting in a consideration value of $5.0 million.
The results of Wilton’s operations are included in the Company’s Consolidated Statement of Income from the acquisition date. The Company recorded merger and acquisition expenses totaling $908 thousand during the year ended December 31, 2013.

Notes to Consolidated Financial Statements

The assets and liabilities in the Wilton acquisition were recorded at their fair value based on management’s best estimate using information available at the date of acquisition. Consideration paid and fair values of Wilton’s assets acquired and liabilities assumed are summarized in the following tables:
Consideration paid:

(In thousands)	Amount
Cash consideration paid to Wilton shareholders	$5,035

Recognized amounts of identifiable assets acquired and (liabilities) assumed:

(In thousands)	As Acquired	Fair Value Adjustments		As Recorded at Acquisition
Cash	$35,919	$—		$35,919
Held to maturity investments securities	1,022	—		1,022
Loans	27,097	(2,008	)(a)	25,089
Premises and equipment	4,303	—		4,303
Other real estate owned	1,895	(450	)(b)	1,445
Core deposit intangibles	—	499	(c)	499
Deferred tax assets, net	—	1,997	(d)	1,997
Other assets	587	—		587
Deposits	(64,145)	(12	)(e)	(64,157)
Other liabilities	(336)	—		(336)
Total identifiable net assets	$6,342	$26		$6,368
Gain on purchase				$(1,333)

Explanation of fair value adjustments:
(a)
  The adjustment represents the write down of the book value of loans to their estimated fair value based on current interest rates and expected cash flows, which includes an estimate of expected loan loss inherent in the portfolio.
(b)
  The adjustment represents the write down of the book value of foreclosed real estate to their estimated fair value based on current appraisals.
(c)
  Represents the economic value of the acquired core deposit base (total deposits less jumbo time deposits). The core deposit intangible will be amortized over an estimated life of 9.3 years based on the double declining balance method of amortization.
(d)
  Represents net deferred tax assets resulting from the fair value adjustments related to the acquired assets and liabilities, identifiable intangibles and other purchase accounting adjustments.
(e)
  The adjustment represents the fair value of time deposits, which were valued at a premium of 0.11% as they bore slightly higher rates than the prevailing market.
Except for collateral dependent loans with deteriorated credit quality, the fair values for loans acquired from Wilton were estimated using cash flow projections based on the remaining maturity and repricing terms. Cash flows were adjusted by estimating future credit losses and the rate of prepayments. Projected monthly cash flows were then discounted to present value using a risk-adjusted market rate for similar loans. For collateral dependent loans with deteriorated credit quality, to estimate the fair value, the Company analyzed the value of the underlying collateral of the loans, assuming the fair values of the loans were derived from the eventual sale of the collateral. Those values were discounted using market derived rates of return, with consideration given to the period of time and costs associated with the foreclosure and disposition of the collateral. There was no carryover of Wilton’s allowance for credit losses associated with the loans that were acquired as the loans were initially recorded at fair value.

Notes to Consolidated Financial Statements

Information about the acquired loan portfolio subject to purchased credit impaired accounting guidance (ASC 310-30) as of November 5, 2013 is, as follows:

(In thousands)	November 5, 2013
Contractually required principal and interest at acquisition	$14,528
Contractual cash flows not expected to be collected (nonaccretable discount)	(1,412)
Expected cash flows at acquisition	13,116
Interest component of expected cash flows (accretable discount)	(1,513)
Fair value of acquired loans	$11,603

The following table discloses unaudited pro forma supplemental information from the combined results of operations of 2013 and 2012 assuming the acquisition of Wilton had been completed as of January 1, 2012.

	Pro Forma (Unaudited)
	Twelve Months Ended December 31,
(In thousands, except per share amounts)	2013	2012
Net interest income	$26,456	$21,735
Noninterest income	3,758	623
Net income (loss) attributable to common shareholders	3,767	241
Pro forma earnings (loss) per share
Basic	$1.09	$0.09
Diluted	$1.07	$0.08

The unaudited pro forma supplemental information combines the historical results of Bankwell and Wilton. The unaudited pro forma information includes adjustment for scheduled amortization and accretion of fair value adjustments recorded at the time of the merger. These adjustments would have been different if they had been recorded on January 1, 2012. The pro forma income does not indicate what would have occurred had the acquisition taken place on January 1, 2012 and does not indicate expected future results. Operating cost savings and other business synergies expected as a result of the acquisition are not reflected in the pro forma amounts. Non-recurring expenses and income related to the acquisition including professional fees, system conversion and integration costs, as well as the bargain purchase gain are excluded from the 2013 period in which the amounts were recognized. In 2013, non-recurring expenses amounted to $908 thousand, and the bargain purchase gain totaled $1.3 million. Since the acquisition date of November 5, 2013 through December 31, 2013, revenues and earnings recorded by the Company related to the acquired operations approximated $425 thousand and $212 thousand, respectively.
5.
  Goodwill and Other Intangible Assets
As discussed in Note 4, Mergers and Acquisitions, the Company completed its acquisition of The Wilton Bank during the fourth quarter of 2013. In accordance with applicable accounting guidance, the amount paid is allocated to the fair value of the net assets acquired, with any excess amounts recorded as goodwill. If the fair value of the net assets is greater than the amount paid, the excess amount is recorded to noninterest income as a gain on the purchase.
The Company recorded a gain of $1.3 million in conjunction with the acquisition, the amount that the net assets exceeded the amount paid. Therefore, there is no goodwill as of December 31, 2013 as a result of this acquisition. An other intangible asset of $499 thousand was recorded, representing the economic value of the acquired core deposit base.

Notes to Consolidated Financial Statements

The following is a summary of other intangible assets at December 31, 2013:

	Gross Intangible Asset	Accumulated Amortization	Net Intangible Asset
	(In thousands)
December 31, 2013
Core deposit intangible	$499	$18	$481

The core deposit intangible asset is being amortized over 9.3 years on double declining balance method. Amortization expense for the year ended December 31, 2013 was $18 thousand.
6.
  Investment Securities
The amortized cost, gross unrealized gains and losses and fair values of available for sale and held to maturity securities at December 31, 2013 were as follows:

	December 31, 2013
	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
	(In thousands)
Available for sale securities:
U.S. Government and agency obligations
Due from one through five years	$1,000	$—	$(17)	$983
Due from five through ten years	4,997	—	(292)	4,705
	5,997	—	(309)	5,688
State agency and municipal obligations
Due from five through ten years	3,125	152	—	3,277
Due after ten years	8,480	375	—	8,855
	11,605	527	—	12,132
Corporate bonds
Due from one through five years	9,166	411	(11)	9,566
Government-sponsored mortgage backed securities	1,133	78	—	1,211
Total available for sale securities	$27,901	$1,016	$(320)	$28,597
Held to maturity securities:
U.S. Government and agency obligations
Due from one through five years	$1,021	$—	$(2)	$1,019
State agency and municipal obligations
Due after ten years	11,461	—	—	11,461
Corporate bonds
Due from five through ten years	1,000	—	(27)	973
Government-sponsored mortgage backed securities	334	28	—	362
Total held to maturity securities	$13,816	$28	$(29)	$13,815

Notes to Consolidated Financial Statements

The amortized cost, gross unrealized gains and losses and fair values of available for sale and held to maturity securities at December 31, 2012 were as follows:

	December 31, 2012
	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
	(In thousands)
Available for sale securities:
U.S. Government and agency obligations
Due from five through ten years	$5,997	$16	$(8)	$6,005
State agency and municipal obligations
Due from five through ten years	3,631	286	—	3,917
Due after ten years	13,405	1,209	—	14,614
	17,036	1,495	—	18,531
Corporate bonds
Due from one through five years	11,612	657	(14)	12,255
Due from five through ten years	2,069	232	—	2,301
	13,681	889	(14)	14,556
Government-sponsored mortgage backed securities	1,872	94	—	1,966
Total available for sale securities	$38,586	$2,494	$(22)	$41,058
Held to maturity securities:
State agency and municipal obligations
Due after ten years	$3,903	$—	$—	$3,903
Corporate bonds
Due from five through ten years	1,000	—	(96)	904
Government-sponsored mortgage backed securities	451	34	—	485
Total held to maturity securities	$5,354	$34	$(96)	$5,292

For the years ended December 31, 2013, 2012 and 2011, the Company realized gross gains of $648 thousand, $76 thousand and $250 thousand from the sales of investment securities, respectively. For the years ended December 31, 2013, 2012 and 2011, gross losses on the sale of investment securities were $0, $95 thousand and $0, respectively. These amounts were reclassified out of accumulated other comprehensive income and included in net income under the line item “net gain (loss) on sale of available for sale securities” in noninterest income.
At December 31, 2013 and 2012, securities with approximate fair values of $6.2 million and $5.0 million, respectively, were pledged as collateral for public deposits.

Notes to Consolidated Financial Statements

The following is a summary of the fair value and related unrealized losses of temporarily impaired investment securities, aggregated by investment category and length of time that individual securities had been in a continuous unrealized loss position at December 31, 2013 and 2012:

	Length of Time in Continuous Unrealized Loss Position
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(In thousands)
December 31, 2013
U.S. Government and agency obligations	$5,797	$(222)	$910	$(89)	$6,707	$(311)
Corporate bonds	—	—	1,961	(38)	1,961	(38)
Total investment securities	$5,797	$(222)	$2,871	$(127)	$8,668	$(349)
December 31, 2012
U.S. Government and agency obligations	$1,991	$(8)	$—	$—	$1,991	$(8)
Corporate bonds	—	—	1,889	(110)	1,889	(110)
Total investment securities	$1,991	$(8)	$1,889	$(110)	$3,880	$(118)

At December 31, 2013 and 2012, there were eight and four individual investment securities, respectively, in which the fair value of the security was less than the amortized cost of the security. Management believes the unrealized losses are temporary and are the result of recent market conditions, and determined that there has been no deterioration in credit quality subsequent to purchase.
The U.S. Government and agency obligations owned are either direct obligations of the U.S. Government or are issued by one of the stockholder-owned corporations chartered by the U.S. Government. The Company’s corporate bonds are all rated above investment grade. The U.S. Government and agency obligations and the corporate bonds have experienced declines due to general market conditions. Management determined that there has been no deterioration in credit quality subsequent to purchase and believes that unrealized losses are temporary, resulting from recent market conditions.

Notes to Consolidated Financial Statements

7.
  Loans Receivable and Allowance for Loan Losses
Loans acquired in connection with the Wilton acquisition in 2013 are referred to as “acquired” loans as a result of the manner in which they are accounted for. All other loans are referred to as “originated” loans. Accordingly, selected credit quality disclosures that follow are presented separately for the originated loan portfolio and the acquired loan portfolio.
The following table sets forth a summary of the loan portfolio at December 31, 2013 and 2012:

	December 31, 2013			December 31, 2012
(In thousands)	Originated	Acquired	Total	Total
Real estate loans:
Residential	$155,874	$—	$155,874	$144,288
Commercial	305,823	10,710	316,533	284,763
Construction	44,187	7,358	51,545	33,148
Home equity	9,625	4,267	13,892	11,030
	515,509	22,335	537,844	473,229
Commercial business	92,173	1,393	93,566	56,764
Consumer	225	377	602	57
Total loans	607,907	24,105	632,012	530,050
Allowance for loan losses	(8,382)	—	(8,382)	(7,941)
Deferred loan origination fees, net	(1,785)	(31)	(1,816)	(1,338)
Unamortized loan premiums	16	—	16	21
Loans receivable, net	$597,756	$24,074	$621,830	$520,792

Lending activities are conducted principally in the Fairfield County region of Connecticut, and consist of residential and commercial real estate loans, commercial business loans and a variety of consumer loans. Loans may also be granted for the construction of residential homes and commercial properties. All residential and commercial mortgage loans are collateralized by first or second mortgages on real estate.
The following table summarizes activity in the accretable yields for the acquired loan portfolio for the year ended December 31, 2013:

(In thousands)	2013
Balance at beginning of period	$—
Acquisition	1,513
Accretion	(95)
Reclassification from nonaccretable difference for loans with improved cash flows(a)	—
Other changes in expected cash flows(b)	—
Balance at end of period	$1,418

Explanation of adjustments:
(a)
  Results in increased interest income as a prospective yield adjustment over the remaining life of the corresponding pool of loans.
(b)
  Represents changes in cash flows expected to be collected due to factors other than credit (e.g. changes in prepayment assumptions and/or changes in interest rates on variable rate loans), as well as loan sales, modifications and payoffs.

Notes to Consolidated Financial Statements

Risk management
The Company has established credit policies applicable to each type of lending activity in which it engages. The Company evaluates the creditworthiness of each customer and, in most cases, extends credit of up to 80% of the market value of the collateral at the date of the credit extension, depending on the borrowers’ creditworthiness and the type of collateral. The market value of collateral is monitored on an ongoing basis and additional collateral is obtained when warranted. Real estate is the primary form of collateral. Other important forms of collateral are time deposits and marketable securities. While collateral provides assurance as a secondary source of repayment, the Company ordinarily requires the primary source of repayment to be based on the borrower’s ability to generate continuing cash flows. The Company’s policy for collateral requires that, generally, the amount of the loan may not exceed 90% of the original appraised value of the property. Private mortgage insurance is required for that portion of the residential loan in excess of 80% of the appraised value of the property.
Credit quality of loans and the allowance for loan losses
Management segregates the loan portfolio into portfolio segments which is defined as the level at which the Company develops and documents a systematic method for determining its allowance for loan losses. The portfolio segments are segregated based on loan types and the underlying risk factors present in each loan type. Such risk factors are periodically reviewed by management and revised as deemed appropriate.
The Company’s loan portfolio is segregated into the following portfolio segments:
Residential Real Estate:    This portfolio segment consists of the origination of first mortgage loans secured by one-to four-family owner occupied residential properties and residential construction loans to individuals to finance the construction of residential dwellings for personal use located in our market area.
Commercial Real Estate:    This portfolio segment includes loans secured by commercial real estate, non-owner occupied one-to four-family and multi-family dwellings for property owners and businesses in our market area. Loans secured by commercial real estate generally have larger loan balances and more credit risk than owner occupied one-to four-family mortgage loans.
Construction:    This portfolio segment includes commercial construction loans for commercial development projects, including condominiums, apartment buildings, and single family subdivisions as well as office buildings, retail and other income producing properties and land loans, which are loans made with land as security. Construction and land development financing generally involves greater credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost proves to be inaccurate, the Company may be required to advance additional funds beyond the amount originally committed in order to protect the value of the property. Moreover, if the estimated value of the completed project proves to be inaccurate, the borrower may hold a property with a value that is insufficient to assure full repayment. Construction loans also expose the Company to the risks that improvements will not be completed on time in accordance with specifications and projected costs and that repayment will depend on the successful operation or sale of the properties, which may cause some borrowers to be unable to continue with debt service which exposes the Company to greater risk of non-payment and loss.
Home Equity Loans:    This portfolio segment primarily includes home equity loans and home equity lines of credit secured by owner occupied one-to four-family residential properties. Loans of this type are written at a maximum of 75% of the appraised value of the property and the Company requires a second lien position on the property. These loans can be affected by economic conditions and the values of the underlying properties.

Notes to Consolidated Financial Statements

Commercial Business Loans:   This portfolio segment includes commercial business loans secured by assignments of corporate assets and personal guarantees of the business owners. Commercial business loans generally have higher interest rates and shorter terms than other loans, but they also may involve higher average balances, increased difficulty of loan monitoring and a higher risk of default since their repayment generally depends on the successful operation of the borrower’s business.
Consumer Loans:    This portfolio segment includes loans secured by passbook or certificate accounts, or automobiles, as well as unsecured personal loans and overdraft lines of credit. This type of loan entails greater risk than residential mortgage loans, particularly in the case of loans that are unsecured or secured by assets that depreciate rapidly.

Notes to Consolidated Financial Statements

Allowance for loan losses
The following tables set forth the balance of the allowance for loan losses at December 31, 2013, 2012 and 2011, by portfolio segment:

	Residential Real Estate	Commercial Real Estate	Construction	Home Equity	Commercial Business	Consumer	Unallocated	Total
	(In thousands)
December 31, 2013
Originated
Beginning balance	$1,230	$3,842	$929	$220	$1,718	$2	$—	$7,941
Charge-offs	—	(166)	—	—	—	(4)	—	(170)
Recoveries	—	—	—	—	—	26	—	26
Provisions	80	(60)	103	(30)	507	(15)	—	585
Ending balance	$1,310	$3,616	$1,032	$190	$2,225	$9	$—	$8,382
Acquired
Beginning balance	$—	$—	$—	$—	$—	$—	$—	$—
Charge-offs	—	—	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—	—	—
Provisions	—	—	—	—	—	—	—	—
Ending balance	$—	$—	$—	$—	$—	$—	$—	$—
Total
Beginning balance	$1,230	$3,842	$929	$220	$1,718	$2	$—	$7,941
Charge-offs	—	(166)	—	—	—	(4)	—	(170)
Recoveries	—	—	—	—	—	26	—	26
Provisions	80	(60)	103	(30)	507	(15)	—	585
Ending balance	$1,310	$3,616	$1,032	$190	$2,225	$9	$—	$8,382
December 31, 2012
Beginning balance	$1,290	$2,519	$1,007	$274	$1,317	$11	$7	$6,425
Charge-offs	(261)	—	(60)	—	—	(5)	—	(326)
Recoveries	—	—	—	—	—	21	—	21
Provisions	201	1,323	(18)	(54)	401	(25)	(7)	1,821
Ending balance	$1,230	$3,842	$929	$220	$1,718	$2	$—	$7,941
December 31, 2011
Beginning balance	$1,053	$1,806	$951	$313	$744	$20	$553	$5,440
Charge-offs	—	—	(84)	—	—	—	—	(84)
Recoveries	—	—	—	—	—	20	—	20
Provisions	237	713	140	(39)	573	(29)	(546)	1,049
Ending balance	$1,290	$2,519	$1,007	$274	$1,317	$11	$7	$6,425

With respect to the originated portfolio, the allocation to each portfolio segment is not necessarily indicative of future losses in any particular portfolio segment and does not restrict the use of the allowance to absorb losses in other portfolio segments.

Notes to Consolidated Financial Statements

The following tables are a summary, by portfolio segment and impairment methodology, of the allowance for loan losses and related portfolio balances at December 31, 2013 and 2012:

	Originated Loans		Acquired Loans		Total
	Portfolio	Allowance	Portfolio	Allowance	Portfolio	Allowance
	(In thousands)
December 31, 2013
Loans individually evaluated for impairment:
Residential real estate	$1,867	$73	$—	$—	$1,867	$73
Commercial real estate	1,117	56	—	—	1,117	56
Construction	—	—	—	—	—	—
Home equity	97	4	—	—	97	4
Commercial business	642	12	—	—	642	12
Consumer	—	—	—	—	—	—
Subtotal	$3,723	$145	$—	$—	$3,723	$145
Loans collectively evaluated for impairment:
Residential real estate	$154,007	$1,237	$—	$—	$154,007	$1,237
Commercial real estate	304,706	3,560	10,710	—	315,416	3,560
Construction	44,187	1,032	7,358	—	51,545	1,032
Home equity	9,528	187	4,267	—	13,795	187
Commercial business	91,531	2,212	1,393	—	92,924	2,212
Consumer	225	9	377	—	602	9
Subtotal	$604,184	$8,237	$24,105	$—	$628,289	$8,237
Total	$607,907	$8,382	$24,105	$—	$632,012	$8,382

Notes to Consolidated Financial Statements

	Total
	Portfolio	Allowance
	(In thousands)
December 31, 2012
Loans individually evaluated for impairment:
Residential real estate	$2,137	$—
Commercial real estate	1,817	249
Construction	—	—
Home equity	—	—
Commercial business	194	9
Consumer	—	—
Subtotal	$4,148	$258
Loans collectively evaluated for impairment:
Residential real estate	$142,151	$1,230
Commercial real estate	282,946	3,593
Construction	33,148	929
Home equity	11,030	220
Commercial business	56,570	1,709
Consumer	57	2
Subtotal	$525,902	$7,683
Total	$530,050	$7,941

Credit quality indicators
The Company’s policies provide for the classification of loans into the following categories: pass, special mention, substandard, doubtful and loss. Consistent with regulatory guidelines, loans that are considered to be of lesser quality are classified as substandard, doubtful, or loss assets. A loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard loans include those loans characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Loans classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Loans classified as loss are those considered uncollectible and of such little value that their continuance as loans is not warranted. Loans that do not expose the Company to risk sufficient to warrant classification in one of the aforementioned categories, but which possess potential weaknesses that deserve close attention, are designated as special mention.
When loans are classified as special mention, substandard or doubtful, the Company disaggregates these loans and allocates a portion of the related general loss allowances to such loans as the Company deems prudent. Determinations as to the classification of loans and the amount of loss allowances are subject to review by the Company’s regulators, which can require the Company to establish additional loss allowances. The Company regularly reviews its loan portfolio to determine whether any loans require classification in accordance with applicable regulations.

Notes to Consolidated Financial Statements

The following tables are a summary of the loan portfolio quality indicators by portfolio segment at December 31, 2013 and 2012:

	Commercial Credit Quality Indicators
	At December 31, 2013			At December 31, 2012
	Commercial Real Estate	Construction	Commercial Business	Commercial Real Estate	Construction	Commercial Business
	(In thousands)
Originated loans:
Pass	$304,469	$44,187	$91,093	$282,697	$33,148	$55,447
Special mention	237	—	438	249	—	1,123
Substandard	1,117	—	642	1,817	—	194
Doubtful	—	—	—	—	—	—
Loss	—	—	—	—	—	—
Total originated loans	305,823	44,187	92,173	284,763	33,148	56,764
Acquired loans:
Pass	10,351	4,689	825	—	—	—
Special mention	24	161	252	—	—	—
Substandard	335	2,508	316	—	—	—
Doubtful	—	—	—	—	—	—
Loss	—	—	—	—	—	—
Total acquired loans	10,710	7,358	1,393	—	—	—
Total	$316,533	$51,545	$93,566	$284,763	$33,148	$56,764

	Residential and Consumer Credit Quality Indicators
	At December 31, 2013			At December 31, 2012
	Residential Real Estate	Home Equity	Consumer	Residential Real Estate	Home Equity	Consumer
	(In thousands)
Originated loans:
Pass	$153,443	$9,447	$225	$142,151	$11,030	$57
Special mention	2,431	178	—	—	—	—
Substandard	—	—	—	2,137	—	—
Doubtful	—	—	—	—	—	—
Loss	—	—	—	—	—	—
Total originated loans	155,874	9,625	225	144,288	11,030	57
Acquired loans:
Pass	—	4,221	234	—	—	—
Special mention	—	—	143	—	—	—
Substandard	—	46	—	—	—	—
Doubtful	—	—	—	—	—	—
Loss	—	—	—	—	—	—
Total acquired loans	—	4,267	377	—	—	—
Total	$155,874	$13,892	$602	$144,288	$11,030	$57

Notes to Consolidated Financial Statements

Loan portfolio aging analysis
When a loan is 15 days past due, the Company sends the borrower a late notice. The Company also contacts the borrower by phone if the delinquency is not corrected promptly after the notice has been sent. When the loan is 30 days past due, the Company mails the borrower a letter reminding the borrower of the delinquency, and attempts to contact the borrower personally to determine the reason for the delinquency and ensure the borrower understands the terms of the loan. If necessary, subsequent delinquency notices are issued and the account will be monitored on a regular basis thereafter. By the 90th day of delinquency, the Company will send the borrower a final demand for payment and may recommend foreclosure. A summary report of all loans 30 days or more past due is provided to the board of directors of the Company each month. Loans greater than 90 days past due are put on nonaccrual status. A nonaccrual loan is restored to accrual status when it is no longer delinquent and collectability of interest and principal is no longer in doubt.
The following tables set forth certain information with respect to our loan portfolio delinquencies by portfolio segment and amount as of December 31, 2013 and 2012:

	As of December 31, 2013
	31 – 60 Days Past Due	61 – 90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Carrying Amount > 90 Days and Accruing
	(In thousands)
Originated Loans
Real estate loans:
Residential real estate	$—	$—	$1,003	$1,003	$154,871	$—
Commercial real estate	—	—	—	—	305,823	—
Construction	—	—	—	—	44,187	—
Home equity	—	—	—	—	9,625	—
Commercial business	—	—	—	—	92,173	—
Consumer	—	—	—	—	225	—
Total originated loans	—	—	1,003	1,003	606,904	—
Acquired Loans
Real estate loans:
Residential real estate	—	—	—	—	—	—
Commercial real estate	—	—	797	797	9,913	797
Construction	—	—	2,508	2,508	4,850	2,508
Home equity	—	—	—	—	4,267	—
Commercial business	—	—	315	315	1,078	315
Consumer	—	—	—	—	377	—
Total acquired loans	—	—	3,620	3,620	20,485	3,620
Total loans	$—	$—	$4,623	$4,623	$627,389	$3,620

Notes to Consolidated Financial Statements

	As of December 31, 2012
	31 – 60 Days Past Due	61 – 90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Carrying Amount > 90 Days and Accruing
	(In thousands)
Real estate loans:
Residential real estate	$—	$—	$2,137	$2,137	$142,151	$—
Commercial real estate	—	—	1,817	1,817	282,946	—
Construction	—	—	—	—	33,148	—
Home equity	—	—	—	—	11,030	—
Commercial business	40	—	—	40	56,724	—
Consumer	—	—	—	—	57	—
Total	$40	$—	$3,954	$3,994	$526,056	$—

Loans on nonaccrual status
The following is a summary of nonaccrual loans by portfolio segment as of December 31, 2013 and 2012:

	December 31,
	2013	2012
	(In thousands)
Residential real estate	$1,003	$2,137
Commercial real estate	—	1,817
Construction	—	—
Home equity	—	—
Commercial business	—	—
Total	$1,003	$3,954

The amount of income that was contractually due but not recognized on originated nonaccrual loans totaled $23 thousand, $276 thousand and $133 thousand, respectively for the years ended December 31, 2013, 2012 and 2011. The amount of actual interest income recognized on these loans was $8 thousand, $113 thousand and $76 thousand, respectively for the years ended December 31, 2013, 2012 and 2011.
At December 31, 2013 and 2012, there were no commitments to lend additional funds to any borrower on nonaccrual status.
The preceding table excludes acquired loans that are accounted for as purchased credit impaired loans totaling $6.2 million at December 31, 2013. Such loans otherwise meet the Company’s definition of a nonperforming loan but are excluded because the loans are included in loan pools that are considered performing. The discounts arising from recording these loans at fair value were due, in part, to credit quality. The acquired loans are accounted for on either a pool or individual basis and the accretable yield is being recognized as interest income over the life of the loans based on expected cash flows.
Impaired loans
An impaired loan generally is one for which it is probable, based on current information, the Company will not collect all the amounts due under the contractual terms of the loan. Loans are individually evaluated for impairment. When the Company classifies a problem loan as impaired, it provides a specific valuation allowance for that portion of the asset that is deemed uncollectible.

Notes to Consolidated Financial Statements

The following table summarizes impaired loans as of December 31, 2013:

	As of and for the Year Ended December 31, 2013
	Carrying Amount	Unpaid Principal Balance	Associated Allowance	Average Carrying Amount	Interest Income Recognized
Originated	(In thousands)
Impaired loans without a valuation allowance:
Total impaired loans without a valuation allowance	$—	$—	$—	$—	$—
Impaired loans with a valuation allowance:
Residential real estate	$1,867	$1,880	$73	$1,896	$36
Commercial real estate	1,117	1,117	56	1,127	56
Home equity	97	97	4	221	7
Commercial business	642	642	12	680	37
Total impaired loans with a valuation allowance	$3,723	$3,736	$145	$3,924	$136
Total originated impaired loans	$3,723	$3,736	$145	$3,924	$136
Acquired
Impaired loans without a valuation allowance:
Total impaired loans without a valuation allowance	$—	$—	$—	$—	$—
Impaired loans with a valuation allowance:
Total impaired loans with a valuation allowance	$—	$—	$—	$—	$—
Total acquired impaired loans	$—	$—	$—	$—	$—

The following table summarizes impaired loans as of December 31, 2012:

	As of and for the Year Ended December 31, 2012
	Carrying Amount	Unpaid Principal Balance	Associated Allowance	Average Carrying Amount	Interest Income Recognized
	(In thousands)
Impaired loans without a valuation allowance:
Residential real estate	$2,137	$2,137	$—	$2,273	$47
Impaired loans with a valuation allowance:
Commercial real estate	$1,817	$1,817	$249	$2,461	$44
Commercial business	194	194	9	198	14
Total impaired loans with a valuation allowance	$2,011	$2,011	$258	$2,659	$58
Total impaired loans	$4,148	$4,148	$258	$4,932	$105

Notes to Consolidated Financial Statements

The following table summarizes impaired loans as of December 31, 2011:

	As of and for the Year Ended December 31, 2011
	Carrying Amount	Unpaid Principal Balance	Associated Allowance	Average Carrying Amount	Interest Income Recognized
	(In thousands)
Impaired loans without a valuation allowance:
Commercial real estate	$307	$307	$—	$310	$16
Home equity loans	90	90	—	90	1
Commercial business	203	203	—	206	15
Total impaired loans without a valuation allowance	$600	$600	$—	$606	$32
Impaired loans with a valuation allowance:
Residential real estate	$2,166	$2,166	$275	$2,166	$58
Commercial real estate	2,500	2,500	222	2,520	178
Construction	1,175	1,557	164	1,248	—
Commercial business	57	57	2	65	4
Total impaired loans with a valuation allowance	$5,898	$6,280	$663	$5,999	$240
Total impaired loans	$6,498	$6,880	$663	$6,605	$272

Troubled debt restructurings (TDRs)
Modifications to a loan are considered to be a troubled debt restructuring when two conditions are met: 1) the borrower is experiencing financial difficulties and 2) the modification constitutes a concession. Modified terms are dependent upon the financial position and needs of the individual borrower. Trouble debt restructurings are classified as impaired loans.
If a performing loan is restructured into a TDR it remains in performing status. If a nonperforming loan is restructured into a TDR, it continues to be carried in nonaccrual status. Nonaccrual classification may be removed if the borrower demonstrates compliance with the modified terms for a minimum of six months. Troubled debt restructured loans are reported as such for at least one year from the date of restructuring. In years after the restructuring, troubled debt restructured loans are removed from this classification if the restructuring agreement specifies a market rate of interest equal to that which would be provided to a borrower with similar credit at the time of restructuring and the loan is not deemed to be impaired based on the modified terms.
The recorded investment in TDRs was $1.6 million and $1.9 million, respectively, at December 31, 2013 and 2012.

Notes to Consolidated Financial Statements

The following table presents loans whose terms were modified as TDRs during the periods presented.

			Outstanding Recorded Investment
	Number of Loans		Pre-Modification		Post-Modification
(Dollars in thousands)	2013	2012	2013	2012	2013	2012
Years ended December 31,
Residential real estate	—	1	$—	$1,026	$—	$864
Commercial real estate	—	1	—	194	—	194
Home equity	1	—	97	—	97	—
Commercial business	—	2	—	794	—	794
Total	1	4	$97	$2,014	$97	$1,852

All TDRs at December 31, 2013 and 2012 were performing in compliance under their modified terms and therefore, were on accrual status.
The following table provides information on how loans were modified as a TDR during the years ended December 31, 2013 and 2012.

	December 31,
	2013	2012
	(In thousands)
Maturity/amortization concession	$97	$264
Below market interest rate concession	—	1,588
Total	$97	$1,852

There were no loans modified in a troubled debt restructuring, for which there was a payment default during the years ended December 31, 2013 and 2012.
8.
  Premises and Equipment
At December 31, 2013 and 2012, premises and equipment consisted of the following:

	December 31,
	2013	2012
	(In thousands)
Land	$1,450	$—
Building	3,544	—
Leasehold improvements	3,157	3,187
Furniture and fixtures	1,456	661
Equipment	2,090	1,775
	11,697	5,623
Accumulated depreciation and amortization	(4,637)	(3,105)
Premises and equipment, net	$7,060	$2,518

For the years ended December 31, 2013 and 2012, depreciation and amortization expense related to premises and equipment totaled $666 thousand and $612 thousand, respectively.

Notes to Consolidated Financial Statements

9.
  Deposits
At December 31, 2013 and 2012, deposits consisted of the following:

	December 31,
	2013	2012
	(In thousands)
Noninterest bearing demand deposit accounts	$118,618	$78,120
Interest bearing accounts:
NOW and money market	238,231	127,812
Savings	107,692	136,101
Time certificates of deposit	197,004	120,048
Total interest bearing accounts	542,927	383,961
Total deposits	$661,545	$462,081

Contractual maturities of time certificates of deposit as of December 31, 2013 and 2012 are summarized below:

	December 31,
	2013	2012
	(In thousands)
2013	$—	$97,401
2014	173,265	12,480
2015	12,294	4,054
2016	5,707	3,018
2017	5,738	3,095
	$197,004	$120,048

Time certificates of deposit in denominations of $100,000 or more were approximately $150.8 million, and $91.7 million at December 31, 2013 and 2012, respectively. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), signed into law on July 21, 2010, permanently raised the maximum deposit insurance amount to $250,000, retroactive to January 1, 2008. The aggregate amount of individual certificate accounts with balances of $250,000 or more were approximately $40.5 million and $21.9 million at December 31, 2013 and 2012, respectively.
The following table summarizes interest expense by account type for the years ended December 31, 2013, 2012 and 2011:

	Years Ended December 31,
	2013	2012	2011
	(In thousands)
NOW and money market	$547	$657	$550
Savings	543	846	527
Time certificates of deposit	1,143	864	946
Total interest expense on deposits	$2,233	$2,367	$2,023

Notes to Consolidated Financial Statements

10.
  Federal Home Loan Bank Advances and Other Borrowings
The following is a summary of FHLB advances with maturity dates and weighted average rates at December 31, 2013 and 2012:

	December 31,
	2013		2012
(Dollars in thousands)	Amount Due	Weighted Average Rate	Amount Due	Weighted Average Rate
Year of Maturity:
2013	$—	—%	$67,000	0.86%
2014	22,000	0.50	2,000	3.24
2015	2,000	2.75	2,000	2.75
2017	20,000	0.99	20,000	0.99
Total advances	$44,000	0.83%	$91,000	0.98%

The Bank has additional borrowing capacity at the FHLB, in excess of outstanding advances, up to a certain percentage of the value of qualified collateral, as defined in the FHLB Statement of Products Policy, at the time of the borrowing. In accordance with agreements with the FHLB, the qualified collateral must be free and clear of liens, pledges and encumbrances. There were no additional borrowings at December 31, 2013 and 2012.
Additionally, the Bank has access to a pre-approved secured line of credit of $450 thousand with the FHLB, none of which was outstanding at December 31, 2013 and 2012.
The Bank has an unsecured line of credit of $2.0 million with Bankers’ Bank Northeast, none of which was outstanding at December 31, 2013 and 2012.
Federal Home Loan Bank Stock
As a member of the FHLB, the Bank is required to maintain investments in their capital stock. The Bank owned 48,342 and 44,422 shares at December 31, 2013 and 2012, respectively. There is no ready market or quoted market values for the stock. The shares have a par value of $100 and are carried on the consolidated balance sheets at cost, as the stock is only redeemable at par subject to the redemption practices of the FHLB.

Notes to Consolidated Financial Statements

11.
  Commitments and Contingencies
Leases
The Company leases its corporate office space, as well as all but one branch location, plus certain equipment under operating lease agreements, which expire at various dates through 2028. In addition to rental payments, the leases require payment of property taxes and certain common area maintenance fees. At December 31, 2013, future minimum rental commitments under the terms of these leases by year were as follows:

Period Ending December 31,	December 31, 2013
(In thousands)
2014	$1,718
2015	1,714
2016	1,196
2017	1,165
2018	914
Thereafter	4,190
$10,897

Total rental expense approximated $1.5 million, $1.3 million and $1.2 million for the years ended December 31, 2013, 2012 and 2011, respectively.
Legal matters
The Company is involved in various legal proceedings which have arisen in the normal course of business. Management believes that resolution of these matters will not have a material effect on the Company’s financial condition or results of operations.
Employment agreements
The Company and its subsidiaries have entered into employment agreements with certain executive officers. The agreements have different terms and provide each executive with a base salary, annual cash bonuses and other benefits as determined by the Compensation Committee of the board of directors.
Off-balance sheet instruments
In the normal course of business, the Company is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the financial statements. The contractual amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments.
The contractual amounts of commitments to extend credit represents the amounts of potential accounting loss should the contract be fully drawn upon, the customer’s default, and the value of any existing collateral becomes worthless. Management uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments and evaluates each customer’s creditworthiness on a case-by-case basis. Management believes that they control the credit risk of these financial instruments through credit approvals, credit limits, monitoring procedures and the receipt of collateral as deemed necessary.

Notes to Consolidated Financial Statements

Financial instruments whose contract amounts represented credit risk at December 31, 2013 and 2012 were as follows:

	December 31,
	2013	2012
	(In thousands)
Commitments to extend credit:
Loan commitments	$61,633	$39,339
Undisbursed construction loans	44,670	54,705
Unused home equity lines of credit	11,575	10,714
	$117,878	$104,758

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee by the borrower. Since these commitments could expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counter party. Collateral held varies, but may include residential and commercial property, deposits and securities.
12.
  Income Taxes
Income tax expense for the years ended December 31, 2013, 2012 and 2011 consisted of:

	2013	2012	2011
	(In thousands)
Current provision:
Federal	$1,944	$1,018	$1,176
State	597	416	225
Total current	2,541	1,434	1,401
Deferred provision:
Federal	(385)	(508)	(218)
State	28	(269)	(186)
Total deferred	(357)	(777)	(404)
Total income tax expense	$2,184	$657	$997

Notes to Consolidated Financial Statements

A reconciliation of the anticipated income tax expense, computed by applying the statutory federal income tax rate of 34% to the income before income taxes, to the amount reported in the consolidated statements of income for the years ended December 31, 2013, 2012 and 2011 was as follows:

	December 31,
	2013	2012	2011
	(In thousands)
Income tax expense at statutory federal rate	$2,497	$636	$1,089
State tax expense, net of federal tax effect	239	161	150
Restricted stock options	28	191	85
Gain from bargain purchase	(453)	—	—
Income exempt from tax	(294)	(281)	(271)
Other items, net	(7)	14	14
Income tax expense before change in valuation allowance	2,010	721	1,067
Change in valuation allowance	174	(64)	(70)
Income tax expense	$2,184	$657	$997

At December 31, 2013 and 2012, the components of deferred tax assets and liabilities were as follows:

	December 31,
	2013	2012
	(In thousands)
Deferred tax assets:
Allowance for loan losses	$3,348	$3,093
Net operating loss carryforwards	1,479	236
Purchase accounting adjustments	1,094	—
Deferred fees	707	521
Start-up costs	484	266
Other	512	76
Gross deferred tax assets	7,624	4,192
Valuation allowance	(682)	(182)
Deferred tax receivable, net of valuation allowance	6,942	4,010
Deferred tax liabilities:
Tax bad debt reserve	499	98
Depreciation	327	151
Unrealized gain on available for sale securities	271	963
Gross deferred tax liabilities	1,097	1,212
Net deferred tax asset	$5,845	$2,798

At December 31, 2013, the Company had federal net operating loss carryovers of $3.5 million. The carryovers were transferred to the Company upon the merger with The Wilton Bank. The losses will expire in 2032 and are subject to certain annual limitations which amount to $176 thousand per year.

Notes to Consolidated Financial Statements

In addition, at December 31, 2013 and 2012, there were net operating loss carry forwards of approximately $6.0 million and $4.0 million, respectively, for state tax purposes that were available to reduce future state taxable income. A valuation allowance against deferred tax assets is required if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2013 and 2012, management recorded a valuation allowance against the deferred tax benefits of the state operating loss carry forwards and other state deferred tax assets for the bank holding company.
Management regularly analyzes their tax positions and at December 31, 2013, does not believe that the Company has taken any tax positions where future deductibility is not certain. As of December 31, 2013, the Company is subject to unexpired statutes of limitation for examination of its tax returns for U.S. federal and Connecticut income taxes for the years 2010 through 2012.
13.
  401(k) Profit Sharing Plan
The Company’s employees are eligible to participate in The Bankwell Financial Group, Inc. and its Subsidiaries and Affiliates 401(k) Plan (the “401k Plan”). The 401k Plan covers substantially all employees who are 21 years of age. Under the terms of the 401k Plan, participants can contribute up to a certain percentage of their compensation, subject to federal limitations. The Company matches eligible contributions and may make discretionary matching and/or profit sharing contributions. Participants are immediately vested in their contributions and become fully vested in the Company’s contributions after completing six years of service. The Company contributed $127 thousand, $102 thousand and $103 thousand to the 401k Plan during the years ended December 31, 2013, 2012 and 2011, respectively.
14.
  Stockholders’ Equity
Earnings per share
Basic earnings per share (“EPS”) is computed by dividing income available to common shareholders by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (such as stock options) were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings. Unvested share-based payment awards, which include the right to receive non-forfeitable dividends, are considered to participate with common stock in undistributed earnings for purposes of computing EPS.
The Company’s unvested restricted stock awards are participating securities, and therefore, are included in the computation of both basic and diluted earnings per common share. EPS is calculated using the two-class method, under which calculations (1) exclude from the numerator any dividends paid or owed on participating securities and any undistributed earnings considered to be attributable to participating securities and (2) exclude from the denominator the dilutive impact of the participating securities.

Notes to Consolidated Financial Statements

The following is a reconciliation of earnings available to common stockholders and basic weighted-average common shares outstanding to diluted weighted average common shares outstanding, reflecting the application of the two-class method:

	For the Years Ended December 31,
	2013	2012	2011
	(In thousands, except per share data)
Net income	$5,161	$1,214	$2,204
Preferred stock dividends and net accretion	(111)	(132)	(206)
Dividends and undistributed earnings allocated to participating securities	(89)	—	—
Net income available to common shareholders	$4,961	$1,082	$1,998
Weighted average shares outstanding, basic	3,395	2,768	2,757
Effect of dilutive equity-based awards	56	97	54
Weighted average shares outstanding, diluted	3,451	2,865	2,811
Net earnings per common share:
Basic earnings per common share	$1.46	$0.39	$0.72
Diluted earnings per common share	1.44	0.38	0.71

Equity award plans
The Company has five equity award plans (shown below), which are collectively referred to as the “Plan”.
On June 25, 2003, the Company’s shareholders approved The Bank of New Canaan Bank Management, Director and Founder Stock Option Plan under which both incentive and non qualified common stock options may be granted. At inception, there were 152,200 shares of common stock reserved for issuance under this plan.
On July 26, 2006, the Company’s shareholders approved The 2006 Bank of New Canaan Stock Option Plan under which both incentive and non qualified common stock options may be granted. At inception, there were 47,800 shares of common stock reserved for issuance under this plan.
On June 27, 2007, the Company’s shareholders approved The 2007 Bank of New Canaan Stock Option and Equity Award Plan under which both incentive and non qualified common stock options and other equity awards may be granted. At inception, there were 165,244 shares of common stock reserved for issuance under this plan.
On June 22, 2011, the Company’s shareholders approved the 2011 BNC Financial Group, Inc. Stock Option and Equity Award Plan. The plan includes consideration of grants from prior plans and imposes an overall cap on dilution to shareholders of 15% of the Company’s issued and outstanding shares as of January 1, 2011. At inception, there were 45,000 shares of common stock reserved for issuance under this plan.
On September 19, 2012, the Company’s shareholders adopted the 2012 BNC Financial Group, Inc. Stock Plan, or the “2012 Plan.” The plan includes consideration of grants from prior plans and 10% of the number of shares sold in the Company’s capital raise following the adoption of the 2012 Plan. On June 26, 2013, the Company’s shareholders adopted an amendment to the 2012 Plan, which provides for an aggregate number of shares reserved and available for issuance in the amount of an “overhang” of up to 12% on a going-forward basis. During 2013, the Company issued 897,513 shares of common stock in connection with its capital raise, thereby providing 89,751 shares of common stock to be reserved for issuance under the 2012 Plan.

Notes to Consolidated Financial Statements

Any future issuances of equity awards will be made under the 2012 Plan and/or any new plan adopted by the Company and its shareholders in the future. All equity awards made under the 2012 Plan are made by means of an award agreement, which contains the specific terms and conditions of the grant. At December 31, 2013, there were 49,840 shares reserved for future issuance under the 2012 Plan.
Share Options: As discussed in Note 1, the Company accounts for stock options based on the fair value at the date of grant over the vesting period of such awards on a straight line basis. For the years ended December 31, 2013, 2012, and 2011, the Company recorded expense related to options granted under the various plans of approximately $41 thousand, $82 thousand, and $76 thousand, respectively.
There were no options granted during the year ended December 31, 2013. The fair value of options granted during the years ended December 31, 2012 and 2011 were estimated at the grant date using the minimum value option-pricing model with the following weighted-average assumptions for the grants:

	Years Ended December 31,
	2012	2011
Weighted average expected lives, in years	7.5	7.5
Risk-free interest rate	1.81%	2.83%
Expected stock price volatility	35.00%	34.84%
Expected annual forfeiture rate	6.00%	10.76%

A summary of the status of outstanding stock options at December 31, 2013, 2012 and 2011, and changes during the periods then ended, were as follows:

	December 31,
	2013		2012		2011
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Options outstanding at beginning of period	272,358	$15.23	277,558	$14.60	273,628	$14.58
Granted	—	—	9,650	15.00	10,000	15.00
Forfeited	(4,080)	17.42	(14,850)	13.13	(4,070)	16.20
Exercised	(46,640)	10.02	—	—	(2,000)	10.00
Expired	(13,070)	10.00	—	—	—
Options outstanding at end of period	208,568	16.67	272,358	15.23	277,558	14.60
Options exercisable at end of period	188,852	16.84	241,237	15.23	239,632	15.21
Weighted-average fair value of options granted during the period		N/A		$6.54		$5.81

Notes to Consolidated Financial Statements

Additional information concerning options outstanding and exercisable at December 31, 2013 is summarized as follows:

	Options Outstanding			Options Exercisable
Exercise Price Ranges	Number of Shares	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price
$ 0.00 to $10.00	18,885	0.36	$10.00	18,885	0.36	$10.00
$10.01 to $14.50	38,615	2.98	$13.39	33,925	2.57	$13.68
$14.51 to $16.00	39,970	4.42	$15.42	28,370	3.07	$15.60
$16.01 to $17.50	41,100	2.95	$17.50	41,100	2.95	$17.50
$17.51 to $20.81	69,998	3.96	$20.52	66,572	3.94	$20.51
	208,568	3.34	$16.67	188,852	2.99	$16.84

Total intrinsic value is the amount by which the fair value of the underlying stock exceeds the exercise price of an option on the exercise date. The total intrinsic value of share options exercised during the years ended December 31, 2013, 2012 and 2011 was $544 thousand, $0 and $8 thousand, respectively.
Restricted Stock: Restricted stock provides grantees with rights to shares of common stock upon completion of a service period and certain performance goals. Shares of unvested restricted stock are participating securities and considered outstanding. Restricted stock awards generally vest over one to five years. The following table presents the activity for restricted stock for the years ended December 31, 2013, 2012 and 2011.

	December 31,
	2013		2012		2011
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at beginning of period	49,500	$15.00	30,000	$15.96	20,000	$16.92
Granted	87,456	16.38	49,500	15.00	15,000	15.00
Vested	(12,900)	14.92	(30,000)	15.96	(5,000)	16.92
Forfeited	(1,916)	15.95	—	—	—	—
Unvested at end of period	122,140	15.98	49,500	15.00	30,000	15.96

The Company’s restricted stock expense for the years ended December 31, 2013, 2012 and 2011 was $268 thousand, $481 thousand and $174 thousand, respectively.
Warrants
As discussed in Note 2, BNC’s October 26, 2006 Stock Offering and the July 10, 2007 Private Placement (the “Offerings”) call for the issuance of Units. Each Unit issued pursuant to the Offerings represented one share of common stock and one non-transferable Warrant. The Warrants were exercisable at any time from and including October 1, 2009 and prior to or on November 30, 2009, unless extended or accelerated by the board of directors in their discretion. The board of directors has extended the exercise period to October 1, 2014 through December 1, 2014. Each Warrant allows a holder to purchase .3221 shares of Common Stock at an exercise price of $14.00 per share. None of the warrants have been exercised as of December 31, 2013. Assuming that all of the Warrants issued are exercised in full during the exercise period, the Company would receive $4,264,941 in gross capital and issue 304,640 shares of common stock. A total of 945,789 units were sold generating gross capital of $17,191,202.

Notes to Consolidated Financial Statements

15.
  Fair Value of Financial Instruments
GAAP requires disclosure of fair value information about financial instruments, whether or not recognized in the statements of condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.
Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction at either June 30, 2013 or December 31, 2012 or 2011. The estimated fair value amounts have been measured as of the respective period-ends, and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each period-end.
The carrying values and fair values of the Company’s financial instruments December 31, 2013 and 2012 were as follows:

	December 31,
	2013		2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In thousands)
Financial Assets:
Cash and due from banks	$82,013	$82,013	$28,927	$28,927
Available for sale securities	28,597	28,597	41,058	41,058
Held to maturity securities	13,816	13,815	5,354	5,292
Loans held for sale	100	100	—	—
Loans receivable, net	621,830	623,876	520,792	528,199
Accrued interest receivable	2,360	2,360	2,109	2,109
FHLB stock	4,834	4,834	4,442	4,442
Financial Liabilities:
Demand deposits	118,618	118,618	78,120	78,120
NOW and money market	238,231	238,231	127,812	127,812
Savings	107,692	107,692	136,121	136,121
Time deposits	197,004	197,762	120,048	121,029
Advances from the FHLB	44,000	43,902	91,000	91,407

Notes to Consolidated Financial Statements

16.
  Fair Value Measurements
The Company is required to account for certain assets at fair value on a recurring or non-recurring basis. As discussed in Note 1, the Company determines fair value in accordance with GAAP, which defines fair value and establishes a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair values:
Level 1 —
  Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2 —
  Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 —
  Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
Valuation techniques based on unobservable inputs are highly subjective and require judgments regarding significant matters such as the amount and timing of future cash flows and the selection of discount rates that may appropriately reflect market and credit risks. Changes in these judgments often have a material impact on the fair value estimates. In addition, since these estimates are as of a specific point in time they are susceptible to material near-term changes.
Financial instruments measured at fair value on a recurring basis
The following tables detail the financial instruments carried at fair value on a recurring basis at December 31, 2013 and 2012, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value. The Company had no transfers into or out of Levels 1, 2 or 3 during the years ended December 31, 2013 and 2012.

Notes to Consolidated Financial Statements

	Fair Value
(In thousands)	Level 1	Level 2	Level 3
December 31, 2013:
Available-for-sale investment securities:
U.S. Government and agency obligations	$—	$5,688	$—
State agency and municipal obligations	—	12,132	—
Corporate bonds	—	9,566	—
Mortgage backed securities	—	1,211	—
December 31, 2012:
Available-for-sale investment securities:
U.S. Government and agency obligations	$—	$6,005	$—
State agency and municipal obligations	—	18,531	—
Corporate bonds	—	14,556	—
Mortgage backed securities	—	1,966	—
December 31, 2011:
Available-for-sale investment securities:
U.S. Government and agency obligations	$—	$41,749	$—
State agency and municipal obligations	—	19,198	—
Corporate bonds	—	24,981	—
Mortgage backed securities	—	3,143	—

Available for sale investment securities:   The fair value of the Company’s investment securities are estimated by using pricing models or quoted prices of securities with similar characteristics (i.e. matrix pricing) and are classified within Level 2 of the valuation hierarchy.
Financial instruments measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a non-recurring basis in accordance with generally accepted accounting principles. These include assets that are measured at the-lower-of-cost-or-market that were recognized at fair value below cost at the end of the period as well as assets that are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment.

Notes to Consolidated Financial Statements

The following table details the financial instruments carried at fair value on a nonrecurring basis at December 31, 2013 and 2012, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value:

	Fair Value
(In thousands)	Level 1	Level 2	Level 3
December 31, 2013:
Impaired loans	$—	$—	$3,723
Foreclosed real estate	—	—	829
December 31, 2012:
Impaired loans	$—	$—	$4,148
Foreclosed real estate	—	—	962

The following table presents information about quantitative inputs and assumptions for Level 3 financial instruments carried at fair value on a nonrecurring basis at December 31, 2013 and 2012:

(Dollars in thousands)	Fair Value	Valuation Methodology	Unobservable Input	Range (Weighted Average)
December 31, 2013:
Impaired loans	$3,723	Appraisals	Discount for dated appraisals	3.5% to 5.0%
		Discounted cash flows	Discount rate	1.9%
Foreclosed real estate	$829	Appraisals	Discount for dated appraisals	29.4% to 46.0%
December 31, 2012:
Impaired loans	$4,148	Appraisals	Discount for dated appraisals	0% to 13.7%
		Discounted cash flows	Discount rate	5.0%
Foreclosed real estate	$962	Appraisals	Discount for dated appraisals	6.0% to 10.0%

Impaired loans:   Loans are generally not recorded at fair value on a recurring basis. Periodically, the Company records nonrecurring adjustments to the carrying value of loans based on fair value measurements for partial charge-offs of the uncollectible portions of those loans. Nonrecurring adjustments also include certain impairment amounts for collateral-dependent loans calculated in accordance with ASC 310-10 when establishing the allowance for credit losses. Such amounts are generally based on the fair value of the underlying collateral supporting the loan. Collateral is typically valued using appraisals or other indications of value based on recent comparable sales of similar properties or other assumptions. Estimates of fair value based on collateral are generally based on assumptions not observable in the marketplace and therefore such valuations have been classified as Level 3.

Notes to Consolidated Financial Statements

Foreclosed real estate:   The Company classifies property acquired through foreclosure or acceptance of deed-in-lieu of foreclosure as foreclosed real estate and repossessed assets in its financial statements. Upon foreclosure, the property securing the loan is written down to fair value less selling costs. The write-down is based upon differences between the appraised value and the book value. Appraisals are based on observable market data such as comparable sales, however assumptions made in determining comparability are unobservable and therefore these assets are classified as Level 3 within the valuation hierarchy.
17.
  Regulatory Matters
The Bank and Company are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
On September 9, 2013, the Company changed its name from BNC Financial Group, Inc. to Bankwell Financial Group, Inc., and it merged together the two bank subsidiaries, BNC and TBF and renamed the combined entity, Bankwell Bank.
Quantitative measures established by regulation to ensure capital adequacy require the Bank and Company to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets, as defined by regulation. Management believes, as of December 31, 2013, the Bank and Company meet all capital adequacy requirements to which they are subject.
As of December 31, 2013, the Bank and Company were well capitalized under the regulatory framework for prompt corrective action, as shown in the following schedules. There are no conditions or events since then that management believes have changed this category.
The capital amounts and ratios for the Bank and Company at December 31, 2013, were as follows:

	Actual Capital		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Bankwell Bank
December 31, 2013
Total Capital to Risk-Weighted Assets	$66,674	10.74%	$49,682	8.00%	$62,103	10.00%
Tier I Capital to Risk-Weighted Assets	58,908	9.49%	24,841	4.00%	37,262	6.00%
Tier I Capital to Average Assets	58,908	7.91%	29,772	4.00%	37,215	5.00%
Bankwell Financial Group, Inc.
December 31, 2013
Total Capital to Risk-Weighted Assets	$76,537	12.32%	$49,683	8.00%	$62,103	10.00%
Tier I Capital to Risk-Weighted Assets	68,766	11.07%	24,841	4.00%	37,262	6.00%
Tier I Capital to Average Assets	68,766	9.15%	3,068	4.00%	37,585	5.00%

Notes to Consolidated Financial Statements

The capital amounts and ratios for BNC and TBF at December 31, 2012, were as follows:

	Actual Capital		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
The Bank of New Canaan
December 31, 2012
Total Capital to Risk-Weighted Assets	$38,849	10.34%	$30,048	8.00%	$37,560	10.00%
Tier I Capital to Risk-Weighted Assets	34,138	9.09%	15,024	4.00%	22,536	6.00%
Tier I Capital to Average Assets	34,138	7.88%	17,325	4.00%	21,656	5.00%
The Bank of Fairfield
December 31, 2012
Total Capital to Risk-Weighted Assets	$14,809	12.05%	$9,829	8.00%	$12,287	10.00%
Tier I Capital to Risk-Weighted Assets	13,268	10.80%	4,915	4.00%	7,372	6.00%
Tier I Capital to Average Assets	13,268	8.39%	6,327	4.00%	7,909	5.00%

Restrictions on dividends
The ability of the Company to pay dividends depends, in part, on the ability of the Bank to pay dividends to the Company. In accordance with State of Connecticut Banking Rules and Regulations, regulatory approval is required to pay dividends in excess of the Bank’s earnings retained in the current year plus retained earnings from the previous two years. The Bank is also prohibited from paying dividends that would reduce its capital ratios below minimum regulatory requirements.
18.
  Related Party Transactions
In the normal course of business, the Company may grant loans to executive officers, directors and members of their immediate families, as defined, and to entities in which these individuals have more than a 10% equity ownership. Such loans are transacted at terms including interest rates, similar to those available to unrelated customers. Changes in loans outstanding to such related parties during the years ending December 31, 2013, 2012 and 2011 were as follows:

	December 31,
	2013	2012	2011
	(In thousands)
Balance, beginning of year	$5,260	$5,098	$5,315
Additional loans	13,775	3,769	218
Repayments and changes in status	(11,689)	(3,607)	(435)
Balance, end of year	$7,346	$5,260	$5,098

Related party deposits aggregated approximately $44.7 million, $27.0 million, and $21.6 million at December 31, 2013, 2012, and 2011, respectively.
During the years ended December 31, 2013, 2012 and 2011, the Company paid approximately $862 thousand, $123 thousand and $117 thousand, respectively, to related parties for services provided to the Company. The payments were primarily for consulting and legal services.
19.
  Subsequent Events
The Company has received approval from its regulators to establish a branch location in Norwalk, Connecticut, which is expected to open in the first quarter of 2014.

To the Board of Directors
The Wilton Bank
Wilton, Connecticut
Report on the Financial Statements
We have audited the accompanying statements of financial condition of The Wilton Bank as of December 31, 2012 and 2011, and the related statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of The Wilton Bank as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.
Emphasis of Matter
As described in Note 13 of these financial statements, at December 31, 2012 the Bank’s Tier 1 capital was not in compliance with the terms of its Consent Agreement. The Bank has submitted, and subsequent to December 31, 2012 its banking regulators have accepted, the updated Capital Plan. Our opinion is not modified with respect to this matter.
Hartford, Connecticut
March 19, 2013

STATEMENTS OF FINANCIAL CONDITION
September 30, 2013 (Unaudited) and December 31, 2012 and 2011

	September 30, 2013	December 31,
		2012	2011
	(Unaudited)
ASSETS
Cash and due from banks (Note 2)	$29,286,177	$28,374,762	$21,482,956
Certificates of deposit	3,500,000	5,750,000	4,000,000
Held-to-maturity securities (fair values of $1,021,410, $1,029,380 and $2,511,560 at September 30, 2013 and December 31, 2012 and 2011, respectively) (Note 3)	1,023,934	1,032,219	2,499,457
Loans receivable (net of allowance for loan losses of $881,886, $1,112,932 and $1,304,722 at September 30, 2013 and December 31, 2012 and 2011, respectively) (Note 4)	28,938,703	32,495,420	39,960,305
Accrued interest receivable	79,133	107,858	119,088
Foreclosed real estate	1,894,779	3,269,863	2,868,547
Federal Home Loan Bank of Boston stock, at cost (Note 8)	257,600	391,500	530,800
Premises and equipment, net (Note 5)	4,312,543	4,391,976	4,496,950
Other assets	306,183	309,929	454,293
Total assets	$69,599,052	$76,123,527	$76,412,396
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits (Note 6)
Noninterest bearing deposits	$13,421,916	$14,085,959	$15,533,054
Interest bearing deposits	49,272,073	53,795,219	50,914,503
Total deposits	62,693,989	67,881,178	66,447,557
Accrued expenses and other liabilities	359,278	211,743	192,906
Total liabilities	63,053,267	68,092,921	66,640,463
Commitments and contingencies (Notes 7, 13 and 15)	—	—	—
Shareholders’ equity (Notes 11 and 12)
Common stock, par value $5; 1,000,000 shares authorized; 481,245 issued and oustanding at September 30, 2013 and December 31, 2012 and 2011	2,406,225	2,406,225	2,406,225
Additional paid-in capital	2,868,421	2,868,421	2,868,421
Less: Treasury stock at cost, 108,260 shares	(5,548,243)	(5,548,243)	(5,548,243)
Retained earnings	6,819,382	8,304,203	10,045,530
Total shareholders’ equity	6,545,785	8,030,606	9,771,933
Total liabilities and shareholders’ equity	$69,599,052	$76,123,527	$76,412,396

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF INCOME
For the Nine Months Ended September 30, 2013 and 2012 (Unaudited) and the Years Ended
December 31, 2012 and 2011

	September 30,		December 31,
	2013	2012	2012	2011
	(Unaudited)
Interest income
Interest and fees on loans	$1,159,534	$1,386,691	$1,806,030	$1,879,845
Interest on securities	2,027	11,932	13,941	62,246
Other	116,925	99,166	133,895	92,096
Total interest income	1,278,486	1,497,789	1,953,866	2,034,187
Interest expense
Interest on deposits	106,325	133,111	177,227	243,842
Total interest expense	106,325	133,111	177,227	243,842
Net interest income	1,172,161	1,364,678	1,776,639	1,790,345
Provision for loan losses (Note 4)	—	—	—	900,000
Net interest income after provision for loan losses	1,172,161	1,364,678	1,776,639	890,345
Noninterest income
Service charges and fees	65,016	74,362	100,537	93,250
Recovery from legal settlement	—	—	—	795,698
Other	128,964	129,637	177,396	171,594
Total noninterest income	193,980	203,999	277,933	1,060,542
Noninterest expenses
Salaries and employee benefits (Note 10)	1,240,481	1,231,982	1,623,925	1,757,499
Loss and expenses on foreclosed real estate, net	191,791	251,320	494,832	334,998
Professional services	427,455	253,033	393,663	397,000
Occupancy and equipment	244,913	252,524	338,792	327,248
Insurance	162,960	150,498	201,223	202,863
Data processing	150,302	120,294	160,986	151,420
FDIC deposit insurance	116,166	116,949	153,848	177,569
Non-accrual loan expenses, net of recoveries	2,429	(26,116)	(21,642)	55,805
Other	314,465	354,463	450,272	465,433
Total noninterest expenses	2,850,962	2,704,947	3,795,899	3,869,835
Loss before income taxes	(1,484,821)	(1,136,270)	(1,741,327)	(1,918,948)
Provision (benefit) for income taxes (Note 9)	—	—	—	1,350,771
Net loss	$(1,484,821)	$(1,136,270)	$(1,741,327)	$(3,269,719)
Basic loss per share (Note 11)	$(3.98)	$(3.05)	$(4.67)	$(8.77)
Diluted loss per share (Note 11)	(3.98)	(3.05)	(4.67)	(8.77)
Dividends per share	—	—	—	—

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF COMPREHENSIVE INCOME
For the Nine Months Ended September 30, 2013 and 2012 (Unaudited) and the Years Ended
December 31, 2012 and 2011

	September 30,		December 31,
	2013	2012	2012	2011
	(Unaudited)
Net loss	$(1,484,821)	$(1,136,270)	$(1,741,327)	$(3,269,719)
Other comprehensive losses:
Unrealized holding losses on securities available-for-sale	—	—	—	(3,705)
Income tax benefit related to items of other comprehensive loss	—	—	—	1,445
Total other comprehensive loss net of income tax benefit	—	—	—	(2,260)
Comprehensive loss	$(1,484,821)	$(1,136,270)	$(1,741,327)	$(3,271,979)

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Nine Months Ended September 30, 2013 (Unaudited) and the Years Ended
December 31, 2012 and 2011

	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance January 1, 2011	372,985	$2,406,225	$2,868,421	$13,315,249	$(5,548,243)	$2,260	$13,043,912
Net loss	—	—	—	(3,269,719)	—	—	(3,269,719)
Unrealized holding loss on available for-sale securities	—	—	—	—	—	(2,260)	(2,260)
Balance December 31, 2011	372,985	2,406,225	2,868,421	10,045,530	(5,548,243)	—	9,771,933
Net loss	—	—	—	(1,741,327)	—	—	(1,741,327)
Balance December 31, 2012	372,985	2,406,225	2,868,421	8,304,203	(5,548,243)	—	8,030,606
Net loss	—	—	—	(1,484,821)	—	—	(1,484,821)
Balance September 30, 2013 (Unaudited)	372,985	$2,406,225	$2,868,421	$6,819,382	$(5,548,243)	$—	$6,545,785

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2013 and 2012 (Unaudited) and the Years Ended
December 31, 2012 and 2011

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2013	2012	2012	2011
	(Unaudited)
Cash flows from operating activities
Net loss	$(1,484,821)	$(1,136,271)	$(1,741,327)	$(3,269,719)
Adjustments to reconcile net loss to net cash (used) provided by operating activities:
Amortization and accretion of premiums and discounts on investments, net	8,285	(274)	377	32,713
Provision for loan losses	—	—	—	900,000
Net loss (gain) on sale and provision for foreclosed real estate losses	40,787	(8,434)	218,316	280,731
Depreciation and amortization	85,837	92,647	122,142	126,553
Deferred income taxes	—	—	—	1,332,472
Changes in assets and liabilities:
Change in deferred loan fees	(11,284)	(8,560)	(17,501)	(10,156)
Decrease in accrued interest receivable	28,725	(4,253)	11,230	43,972
Decrease (increase) in other assets	3,745	(2,603)	144,364	808,708
Increase (decrease) in accrued expenses and other liabilities	147,536	38,232	18,836	(66,060)
Net cash (used) provided by operating activities	(1,181,190)	(1,029,516)	(1,243,563)	179,214
Cash flows from investing activities
Net (purchases) redemptions of certificates of deposit	2,250,000	(1,000,000)	(1,750,000)	(3,000,000)
Proceeds from maturities of held-to-maturity securities	—	1,500,000	2,500,000	4,500,000
Proceeds from maturities of available-for-sale securities	—	—	—	1,000,000
Purchases of held-to-maturity securities	—	—	(1,033,139)	—
Net decrease in loans receivable	2,343,001	1,915,172	6,001,400	5,672,962
Proceeds from sales of foreclosed real estate	2,559,297	861,354	861,354	—
Purchases of furniture and equipment	(6,404)	(11,226)	(17,168)	(12,771)
Redemption of FHLBB Stock	133,900	139,300	139,300	—
Net cash provided by investing activities	7,279,794	3,404,600	6,701,747	8,160,191
Cash flows from financing activities
Net increase (decrease) in demand, savings and money market deposits	(3,313,869)	(3,392,815)	1,289,165	(1,760,853)
Net increase (decrease) in time certificates of deposit	(1,873,320)	327,175	144,457	(2,773,951)
Net cash (used) provided in financing activities	(5,187,189)	(3,065,640)	1,433,622	(4,534,804)
Net increase in cash and cash equivalents	911,415	(690,556)	6,891,806	3,804,601
Cash and cash equivalents
Beginning of the year	28,374,762	21,482,956	21,482,956	17,678,355
End of the year	$29,286,177	$20,792,400	$28,374,762	$21,482,956
Supplemental disclosures of cash flow information:
Cash paid for:
Interest	$122,518	$135,993	$180,109	$276,487
Income taxes	—	—	—	—
Noncash investing and financing activities
Transfer of loans to foreclosed real estate	1,225,000	1,480,986	1,480,986	1,435,180

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS
September 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011
1.
  Nature of Operations and Summary of Significant Accounting Policies
The Wilton Bank (the “Bank”) is a state chartered commercial bank located in Wilton, Connecticut, whose deposits are insured by the Federal Deposit Insurance Corporation (the “FDIC”). The Bank provides a full range of banking services to commercial and consumer customers, primarily located within its community and the surrounding area. The Bank is subject to competition from other financial institutions throughout the region. The Bank is also subject to the regulations of certain federal and state regulatory agencies and undergoes periodic examinations by those regulatory authorities.
Significant group concentrations of credit risk
Most of the Bank’s activities are with customers primarily located in Wilton, Connecticut and the surrounding area. The Bank does not have any significant concentrations to any one customer, however, it does have a significant concentration in construction and development loans.
Basis of presentation
The accounting and reporting policies of the Bank conform to generally accepted accounting principles in the United States of America (“GAAP”) and to general practices within the banking industry. Such policies have been followed on a consistent basis.
In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities as of the date of the balance sheet and revenue and expenses for the period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and the valuation of deferred tax assets.
The accompanying interim financial statements are unaudited and have been prepared in accordance with GAAP for interim financial information. These interim consolidated financial statements reflect, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company’s financial position and the results of its operations and its cash flows at the dates and for the periods presented.
Beginning in 2007 and continuing in 2013, softening real estate markets, and generally weak economic conditions have led to declines in collateral values and stress on the cash flows of borrowers. As a result of the Bank’s lending concentrations in construction and development loans, the Bank’s loan portfolio was severely affected. These adverse economic conditions could continue, placing further stress on the Bank’s borrowers, resulting in increases in charge-offs, delinquencies and non-performing loans, and in some instances, lower valuations for the Bank’s impaired loans and other real estate owned. These could impact significant estimates such as the allowance for loan losses and the valuation of other real estate owned.
Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through March 26, 2014, the date upon which the Bank’s financial statements were available to be issued. No subsequent events were identified that would require a change to the financial statements or disclosure in notes to the financial statements, other than as noted in Note 13, Regulatory Matters and Note 18, Subsequent Event.
Cash and cash equivalents and statements of cash flows
Cash and due from banks, and federal funds sold are recognized as cash equivalents in the statements of cash flows. Federal funds sold generally mature in one day. For purposes of reporting cash flows, the Bank considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash flows from loans and deposits are reported net. The Bank maintains amounts due from banks and federal funds sold which, at times, may exceed federally insured limits. The Bank has not experienced any losses from such concentrations.

NOTES TO FINANCIAL STATEMENTS
September 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Investment securities
Management determines the appropriate classification of investment securities at the date individual securities are acquired, and the appropriateness of such classification is reassessed at each balance sheet date. Debt securities that management has the positive intent and ability to hold to maturity are classified as “held-to-maturity” and are recorded at amortized cost. The Bank does not engage in trading activities. Securities not classified as held-to-maturity are classified as available-for-sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of taxes. At September 30, 2013 and December 31, 2012 and 2011, all investment securities were classified as held-to-maturity.
In estimating other-than-temporary impairment, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. If the Bank does not have the intent to sell a debt security prior to recovery and (b) it is more-likely-than-not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss. When the Bank does not intend to sell the security, and it is more-likely-than-not the Bank will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment is amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.
The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as projected based on cash flow projections discounted at the applicable original yield of the security.
Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.
Loans receivable and allowance for loan losses
Loans receivable are stated at their current unpaid principal balances, net of the allowance for loan losses and net deferred loan origination fees and costs.
Management considers all nonaccrual loans, other loans past due 90 days or more, and restructured loans to be impaired. In most cases, loan payments that are past due less than 90 days are considered minor collection delays and the related loans are not considered to be impaired.
A loan is classified as a restructured loan when certain concessions have been made to the original contractual terms, such as a reduction in interest rate or deferral of interest or principal payments, due to the borrower’s financial condition.
Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral, if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are recorded as adjustments to the allowance for loan losses. A loan is impaired when it is probable the Bank will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.
The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

NOTES TO FINANCIAL STATEMENTS
September 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.
The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For such loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers all loans not considered impaired, segregated generally by loan type, with separate categories for loans that are classified as doubtful, past due and non-accrual, and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.
The majority of the Bank’s loans are collateralized by real estate, primarily located within Wilton, Connecticut and the surrounding area. Accordingly, the collateral value of a substantial portion of the Bank’s loan portfolio and real estate acquired through foreclosure is susceptible to changes in market conditions.
At September 30, 2013 and December 31, 2012 and 2011, management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.
Troubled debt restructurings
A modified loan is considered a troubled debt restructuring (“TDR”) when two conditions are met: 1) the borrower is experiencing financial difficulties and 2) the modification constitutes a concession. Modified terms are dependent upon the financial position and needs of the individual borrower.
If a performing loan is restructured into a TDR, it remains in performing status. If a non-performing loan is restructured into a TDR, it continues to be carried in non-accrual status. Initially, all TDRs are reported as impaired. Impaired and TDR classifications may be removed if the borrower demonstrates compliance with the modified terms for a minimum of nine months and through one fiscal year-end and the restructuring agreement specifies a market rate of interest equal to that which would be provided to a borrower with similar credit at the time of restructuring.
Interest and fees on loans
Interest on loans is accrued and included in operating income based on contractual rates applied to principal amounts outstanding. Recognition of income on the accrual basis is discontinued when there is sufficient question as to the collectability of the interest. In these cases, the interest previously accrued to income is reversed. These loans are accounted for on either the cash-basis or the principal recapture method until qualifying for return to accrual status. Under the principal recapture method, loans which are deemed to be impaired and for which the collection of the entire principal balance is in doubt, any payments received from the borrower or operation of the collateral is applied only to principal and no income is recognized. A nonaccrual loan is restored to accrual status when it is no longer delinquent and collectability of interest and principal is no longer in doubt.
Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized on a level-yield basis as an adjustment to the related loan yield over its contractual life. Unamortized net fees are recognized upon early repayment of the loans.

NOTES TO FINANCIAL STATEMENTS
September 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Foreclosed real estate
Real estate properties acquired through loan foreclosure and other partial or total satisfaction of problem loans are carried at the lower of fair value less estimated costs of disposal or the related loan balance at the date of foreclosure.
Valuations are periodically performed by management and a valuation allowance is established if the carrying value of a property subsequently exceeds its fair value less estimated disposal costs. Losses arising at the time of acquisition of such properties are charged against the allowance for loan losses. Subsequent write-downs in the carrying value are charged to expense and included in foreclosed real estate expense. Costs relating to the development and improvement of the property are capitalized, subject to the limit of fair value of the collateral. Upon disposition, gains and losses, to the extent they exceed the corresponding valuation allowance, are reflected in the statement of income.
Federal Home Loan Bank stock
Federal Home Loan Bank of Boston (“FHLBB”) stock is a non-marketable equity security that is carried at cost and evaluated for impairment when deemed necessary.
Premises and equipment
Premises and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is charged to operations using the straight-line method over the estimated useful lives of the related assets which range from 3 to 39 years. Gains and losses on dispositions are recognized upon realization. Maintenance and repairs are expensed as incurred and improvements are capitalized.
Impairment of long-lived assets
Long-lived assets, including premises and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment is indicated by that review, the asset is written down to its estimated fair value through a charge to noninterest expense.
Fair value of financial instruments
The Bank used the following methods and significant assumptions to estimate the fair value of each type of financial instrument:
Cash and cash equivalents — The carrying amounts reported in the statements of financial condition approximate fair value.
Held-to-maturity securities — Held-to-maturity securities are carried at amortized cost. Fair value is determined using quoted market prices, where available.
Loans receivable — For variable rate loans that reprice frequently and without significant change in credit risk, fair values are based on carrying values. The fair value of other loans is estimated by discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The fair value of nonaccrual loans was estimated using the estimated fair values of the underlying collateral.
Accrued income receivable — The carrying value of accrued income receivable approximates fair value.
Deposits — The fair values of noninterest bearing demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date, i.e., their carrying amounts. Fair values for time certificates of deposit are estimated using a discounted cash flow technique that applies interest rates currently being offered to a schedule of aggregated expected monthly maturities on time deposits.
Mortgagors’ escrow accounts — The carrying value of escrow accounts approximates fair value.

NOTES TO FINANCIAL STATEMENTS
September 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Income taxes
The Bank recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and loss carryforwards.
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
The Bank is required to make a determination of an inventory of tax positions (federal and state) for which the sustainability of the position, based upon the technical merits, is uncertain. The Bank regularly evaluates all tax positions taken and the likelihood of those positions being sustained. If management is highly confident that the position will be allowed and there is a greater than 50% likelihood that the full amount of the tax position will be ultimately realized, the Bank recognizes the full benefit associated with the tax position. It is the Bank’s policy to recognize interest and penalties related to unrecognized tax liabilities within income tax expense in the statements of income.
Related party transactions
Directors and officers of the Bank and their affiliates have been customers of and have had transactions with the Bank, and it is expected that such persons will continue to have such transactions in the future. However, the Bank precludes these individuals from entering into lending transactions with the Bank except for overdraft protection with a maximum line of credit of $5,000. Management believes that all deposit accounts, loans, services and commitments comprising such transactions were made in the ordinary course of business, and on substantially the same terms, including interest rates, as those prevailing at the time for comparable transactions with other customers who are not directors or officers. In the opinion of management, the transactions with related parties did not involve more than normal risks of collectability or favored treatment or terms, or present other unfavorable features.
Earnings (loss) per share
Basic earnings (loss) per share represents income available (loss allocable) to common stockholders and is computed by dividing net income (loss) by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Bank relate solely to outstanding stock options, and are determined using the treasury stock method.
Stock-based compensation
Stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized as an expense over the employee requisite service period.

NOTES TO FINANCIAL STATEMENTS
September 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Accounting standards update
The following section includes changes in accounting principles and potential effects of new accounting guidance and pronouncements.
Accounting Standards Update No. 2011-11 — Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”)
In December 2011, the FASB issued ASU 2011-11, enhancing disclosures about offsetting assets and liabilities by requiring improved information about financial instruments and derivative instruments that are either: (1) offset in accordance with certain rights to setoff conditions prescribed by current accounting guidance; or (2) subject to an enforceable master netting agreement or similar agreement, irrespective of whether they are offset in accordance to current accounting guidance. The amendments in ASU No. 2011-11 are effective for annual reporting periods beginning on or after January 1, 2013. This information will enable users of an entity’s financial statements to evaluate the effects or potential effects of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. The implementation of ASU 2011-11 did not have a material effect on the Bank’s financial statements.
Accounting Standards Update No. 2011-05 — Presentation of Comprehensive Income (“ASU 2011-05”)
In June 2011, the FASB issued ASU No. 2011-05, which requires that all non-owner changes in equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance was effective for the Bank as of December 31, 2012, and has been applied retrospectively. The implementation of ASU 2011-11 did not have a material effect on the Bank’s financial statements.
Accounting Standards Update No. 2011-04 — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”)
In May 2011, the FASB issued ASU No. 2011-04, which supersedes most of the accounting guidance currently found in Topic 820 of FASB’s accounting standards codification. The amendments clarify the application of existing fair value measurement requirements. These amendments include (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and (3) disclosing quantitative information about the unobservable inputs used within the Level 3 hierarchy. The guidance was effective on January 1, 2012 and has been applied retrospectively. The implementation of ASU 2011-04 did not have a material effect on the Bank’s financial statements.
Reclassification
Certain reclassifications have been made to prior year amounts to conform to the current year presentation. These reclassifications only changed the reporting categories but did not affect our results of operations or financial position.
2.
  Restrictions on Cash and Due from Banks
The Bank is required to maintain reserves against its respective transaction accounts and nonpersonal time deposits. At September 30, 2013 and December 31, 2012, the Bank was required to have cash and liquid assets of approximately $219,000 and $349,000, respectively, to meet these requirements.

NOTES TO FINANCIAL STATEMENTS
September 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

3.
  Investment Securities
The amortized cost, gross unrealized gains, gross unrealized losses and approximate fair value of held-to-maturity securities at September 30, 2013 and December 31, 2012 and 2011 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
September 30, 2013 (Unaudited)
U.S. Government agency obligations Due from one through five years	$1,023,934	$—	$(2,524)	$1,021,410
December 31, 2012
U.S. Government agency obligations Due from one through five years	$1,032,219	$—	$(2,839)	$1,029,380
December 31, 2011
U.S. Government agency obligations Due within one year	$2,499,457	$12,103	$—	$2,511,560

The following is a summary of the fair value and related unrealized losses aggregated by investment category and length of time that individual securities had been in a continuous unrealized loss position at September 30, 2013 and December 31, 2012:

	Length of Time in Continuous Unrealized Loss Position
	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
September 30, 2013 (Unaudited)
U.S. Government agency obligations	$1,021,410	$(2,524)	$—	$—	$1,021,410	$(2,524)
December 31, 2012
U.S. Government agency obligations	$1,029,380	$(2,839)	$—	$—	$1,029,380	$(2,839)

At December 31, 2011, the Bank had no individual securities where the market value was less than the cost of the security.
There were no sales of investment securities for the nine months ended September 30, 2013 and 2012, or for the years ended December 31, 2012 and 2011.
Securities with a carrying value of $510,705, $514,260 and $2,499,457 for the nine months ended September 30, 2013 and years ended December 31, 2012 and 2011, respectively, were pledged to secure public deposits.

NOTES TO FINANCIAL STATEMENTS
September 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

4.
  Loans Receivable and Allowance for Loan Losses
A summary of the Bank’s loan portfolio at September 30, 2013 and December 31, 2012 and 2011 was as follows:

	September 30, 2013	December 31,
		2012	2011
	(Unaudited)
Loans secured by real estate
Construction, development and land loans	$10,539,207	$11,346,434	$18,203,921
Loans secured by residential properties	6,860,449	7,951,006	8,129,238
Loans secured by non-residential properties	8,872,617	10,298,415	10,683,970
Commercial and industrial loans	2,400,245	2,692,095	3,598,419
Consumer, personal and other loans	1,184,056	1,367,672	714,249
Total loans	29,856,574	33,655,622	41,329,797
Deferred loan origination fees	(35,985)	(47,270)	(64,770)
Allowance for loan losses	(881,886)	(1,112,932)	(1,304,722)
Loans receivable, net	$28,938,703	$32,495,420	$39,960,305

Risk management
The Bank engages in various loan types in order to meet the needs of the communities in which it operates. Primary loan types are construction, commercial property, commercial loans, and personal and other loans.
Credit quality of loans and the allowance for loan losses
Management segregates the loan portfolio into portfolio segments which are defined as the level at which the Bank develops and documents a systematic method for determining its allowance for loan losses. The portfolio segments are segregated based on loan types and the underlying risk factors present in each loan type. Such risk factors are periodically reviewed by management and revised as deemed appropriate.
The Bank’s loan portfolio is segregated into the following portfolio segments:
Construction, development and land loans.   This portfolio segment includes commercial construction loans for commercial development projects, including condominiums and small single family subdivisions as well as office buildings, retail and other income producing properties and land loans, which are loans made with land as security. Construction and land development financing generally involves greater credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost proves to be inaccurate, the Bank may be required to advance additional funds beyond the amount originally committed in order to protect the value of the property. Moreover, if the estimated value of the completed project proves to be inaccurate, the borrower may hold a property with a value that is insufficient to assure full repayment. Construction loans also expose the Bank to the risks that improvements will not be completed on time in accordance with specifications and projected costs and that repayment will depend on the successful operation or sale of the properties, which may cause some borrowers to be unable to continue with debt service which exposes the Bank to greater risk of non-payment and loss.
Loans secured by residential properties.   This portfolio segment consists of the origination of first mortgage loans secured by one-to-four family owner and non-owner occupied residential properties, multi-family dwellings, home equity loans and home equity lines of credit.
Loans secured by non-residential properties.   This portfolio segment includes loans secured by commercial real estate for property owners and businesses in our market area. Loans secured by commercial real estate generally have larger loan balances and more credit risk than owner occupied one-to four-family mortgage loans.

NOTES TO FINANCIAL STATEMENTS
September 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Commercial and industrial.   This portfolio segment includes commercial business loans secured by assignments of corporate assets and personal guarantees of the business owners. Commercial business loans generally have higher interest rates and shorter terms than other loans, but they also may involve higher average balances, increased difficulty of loan monitoring and a higher risk of default since their repayment generally depends on the successful operation of the borrower’s business.
Consumer, personal and other loans.   This portfolio segment includes loans secured by passbook or certificate accounts, marketable securities or automobiles, as well as unsecured personal loans and overdraft lines of credit.
Allowance for loan losses
The following tables set forth the balance of the allowance for loan losses at September 30, 2013 and December 31, 2012 and 2011, by portfolio segment, disaggregated by impairment methodology, which is then further segregated by amounts evaluated for impairment collectively and individually:

	Allowance for Loan Losses
(In thousands)	Construction, Development and Land Loans	Loans Secured by Residential Properties	Loans Secured by Non- Residential Properties	Commercial and Industrial Loans	Consumer, Personal and Other Loans	Unallocated	Total
September 30, 2013 (Unaudited)
Beginning balance	$283	$103	$250	$114	$36	$327	$1,113
Charge-offs	(225)	—	—	(86)	—	—	(311)
Recoveries	—	80	—	—	—	—	80
Provisions	80	(113)	(114)	140	64	(57)	—
Ending balance	$138	$70	$136	$168	$100	$270	$882
Ending loan balances individually evaluated for impairment	$4,797	$1,398	$502	$651	$332	—	$7,680
Ending loan balances collectively evaluated for impairment	$5,742	$5,462	$8,371	$1,749	$852	$—	$22,176
December 31, 2012
Beginning balance	$475	$244	$268	$187	$29	$102	$1,305
Charge-offs	(89)	(24)	—	(80)	—	—	(193)
Recoveries	—	—	—	1	—	—	1
Provisions	(103)	(117)	(18)	6	7	225	—
Ending balance	$283	$103	$250	$114	$36	$327	$1,113
Ending loan balances individually evaluated for impairment	$5,615	$1,735	$531	$448	$359	—	$8,688
Ending loan balances collectively evaluated for impairment	$5,732	$6,216	$9,767	$2,244	$1,009	$—	$24,968
December 31, 2011
Beginning balance	$617	$338	$234	$739	$59	$47	$2,034
Charge-offs	(1,191)	(55)	—	(388)	—	—	(1,634)
Recoveries	1	—	—	3	1	—	5
Provisions	1,048	(39)	34	(167)	(31)	55	900
Ending balance	$475	$244	$268	$187	$29	$102	$1,305
Ending loan balances individually evaluated for impairment	$11,023	$1,550	$613	$357	$6	$—	$13,549
Ending loan balances collectively evaluated for impairment	$7,181	$6,579	$10,071	$3,241	$709	$—	$27,781

The allowance for loan losses allocated to each portfolio segment is not necessarily indicative of future losses in any particular portfolio segment and does not restrict the use of the allowance to absorb losses in other portfolio segments.

NOTES TO FINANCIAL STATEMENTS
September 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Credit quality indicators
The Bank’s policies provide for the classification of loans into the following categories: pass, watch, special mention, substandard, doubtful and loss. Consistent with regulatory guidelines, loans that are considered to be of lesser quality are classified as substandard, doubtful, or loss. A loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard loans include those loans characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Loans classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Loans (or portions of loans) classified as loss are those considered uncollectible and of such little value that there continuance as loans is not warranted. Loans that do not expose the Bank to risk sufficient to warrant classification in one of the aforementioned categories, but which possess potential weaknesses that deserve close attention, are designated as watch and special mention.
When loans are classified as special mention, substandard or doubtful, the Bank allocates a portion of the related general loss allowances to such loans as the Bank deems prudent. The Bank regularly reviews its loan portfolio to determine whether any loans require classification in accordance with applicable regulations.
The following table is a summary of the loan portfolio quality indicators by portfolio segment at September 30, 2013 and as of December 31, 2012 and 2011:

(In thousands)	Construction, Development and Land Loans	Loans Secured by Residential Properties	Loans Secured by Non- Residential Properties	Commercial and Industrial Loans	Consumer, Personal and Other Loans
September 30, 2013 (Unaudited)
Grade:
Pass	$4,151	$4,607	$7,604	$1,517	$606
Watch	—	761	767	114	505
Special mention	—	—	—	—	—
Substandard	6,388	1,493	502	769	73
Doubtful	—	—	—	—	—
Loss	—	—	—	—	—
	$10,539	$6,861	$8,873	$2,400	$1,184
December 31, 2012
Grade:
Pass	$4,912	$5,444	$9,179	$1,582	$920
Watch	25	577	588	25	69
Special mention	—	—	—	1,085	278
Substandard	6,410	1,930	531	—	101
Doubtful	—	—	—	—	—
Loss	—	—	—	—	—
	$11,347	$7,951	$10,298	$2,692	$1,368
December 31, 2011
Grade:
Pass	$5,181	$5,643	$10,018	$2,632	$589
Watch	—	—	—	92	77
Special mention	2,000	128	—	93	—
Substandard	10,779	2,358	666	782	48
Doubtful	244	—	—	—	—
Loss	—	—	—	—	—
	$18,204	$8,129	$10,684	$3,599	$714

NOTES TO FINANCIAL STATEMENTS
September 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Loan portfolio aging analysis
When a loan is 10 days past due, the Bank sends the borrower a late notice. The Bank also contacts the borrower by phone if the delinquency is not corrected promptly after the notice has been sent. When the loan is 30 days past due, the Bank may mail the borrower a letter reminding the borrower of the delinquency. By the 90th day of delinquency, if there is no payment arrangement or workout plan in place, the Bank may send the borrower a final demand for payment.
The following tables set forth certain information with respect to our loan portfolio delinquencies by portfolio segment and amount as of September 30, 2013 and December 31, 2012 and 2011:

(In thousands)	31 – 60 Days Past Due	61 – 90 Days Past Due	Greater > Than 90 Days and Nonaccrual Status	Total Past Due Loans	Total Current Loans	Loans > 90 Days and Accruing
September 30, 2013 (Unaudited)
Construction, development and land loans	$—	$—	$1,746	$1,746	$8,793	$—
Loans secured by residential properties	—	—	779	779	6,081	—
Loans secured by non-residential properties	—	—	435	435	8,438	—
Commercial and industrial loans	—	—	280	280	2,120	—
Consumer, personal and other loans	7	—	73	80	1,104	—
Total	$7	$—	$3,313	$3,320	$26,536	$—
December 31, 2012
Construction, development and land loans	$—	$—	$2,248	$2,248	$9,099	$—
Loans secured by residential properties	—	—	748	748	7,203	—
Loans secured by non-residential properties	—	—	—	—	10,298	—
Commercial and industrial loans	75	—	300	375	2,317	—
Consumer, personal and other loans	75	—	—	75	1,293	—
Total	$150	$—	$3,296	$3,446	$30,210	$—
December 31, 2011
Construction, development and land loans	$—	$1,400	$3,736	$5,136	$13,068	$—
Loans secured by residential properties	—	—	718	718	7,411	—
Loans secured by non-residential properties	53	103	—	156	10,528	—
Commercial and industrial loans	300	—	—	300	3,299	—
Consumer, personal and other loans	—	—	—	—	714	—
Total	$353	$1,503	$4,454	$6,310	$35,020	$—

Loans on nonaccrual status
Loans on nonaccrual status may be accounted for on either the cash basis method or the principal recapture method until qualifying for return to accrual status. As of December 31, 2011, all loans on nonaccrual status were accounted for on the principal recapture method. During 2012, one of these loans was transferred to the cash basis method. At September 30, 2013, all loans were accounted for on the principal recapture method.

NOTES TO FINANCIAL STATEMENTS
September 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

The following table is a summary of nonaccrual loans by portfolio segment as of September 30, 2013 and December 31, 2012 and 2011:

	September 30, 2013	December 31,
		2012	2011
(In thousands)	(Unaudited)
Construction, development and land loans	$4,573	$5,387	$10,540
Loans secured by residential properties	1,398	1,083	1,550
Loans secured by non-residential properties	502	453	520
Commercial and industrial loans	554	348	357
Consumer, personal and other loans	73	—	—
Total	$7,100	$7,271	$12,967

Included in nonaccrual loans at September 30, 2013 and December 31, 2012, respectively, are approximately $3,787,000 and $3,975,000 of loans which are performing in accordance with their contractual terms, however, these loans have not been returned to accrual status because they have not yet met necessary performance standards.
The amount of income that was contractually due but not recognized on nonperforming loans totaled $286,236 and $386,683 for the nine months ended September 30, 2013 and 2012 and $357,905 and $686,633 for the years ended December 31, 2012 and 2011, respectively.
Impaired loans
An impaired loan generally is one for which it is probable, based on current information, that the Bank will not collect all the amounts due under the contractual terms of the loan. Loans are individually evaluated for impairment. When the Bank classifies a problem asset as impaired, it provides a specific reserve for that portion of the asset that is deemed uncollectible.
The following table is a summary of impaired loans by portfolio segment as of September 30, 2013 and December 31, 2012 and 2011:

(In thousands)	Carrying Amount	Unpaid Principal Balance	Associated Allowance	Average Carrying Amount	Interest Income Recognized
September 30, 2013 (Unaudited)
Impaired loans with no specific allowance recorded:
Construction, development and land loans	$4,797	$5,264	$—	$4,770	$61
Loans secured by residential properties	1,398	1,544	—	1,198	12
Loans secured by non-residential properties	502	663	—	512	—
Commercial and industrial loans	420	915	—	442	5
Consumer, personal and other loans	252	252	—	265	16
Total impaired loans with no specific allowance recorded	$7,369	$8,638	$—	$7,187	$94
Impaired loans with an allowance recorded:
Construction, development and land loans	$—	$—	$—	$—	$—
Loans secured by residential properties	—	—	—	—	—
Loans secured by non-residential properties	—	—	—	—	—
Commercial and industrial loans	231	240	114	236	1
Consumer, personal and other loans	80	80	80	78	4
Total impaired loans with an allowance recorded	$311	$320	$194	$314	$5
Total impaired loans	$7,680	$8,958	$194	$7,501	$99

NOTES TO FINANCIAL STATEMENTS
September 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

(In thousands)	Carrying Amount	Unpaid Principal Balance	Associated Allowance	Average Carrying Amount	Interest Income Recognized
December 31, 2012
Impaired loans with no specific allowance recorded:
Construction, development and land loans	$4,266	$4,769	$—	$5,987	$82
Loans secured by residential properties	1,735	1,879	—	1,761	49
Loans secured by non-residential properties	531	668	—	570	7
Commercial and industrial loans	448	921	—	360	—
Consumer, personal and other loans	353	353	—	369	28
Total impaired loans with no specific allowance recorded	$7,333	$8,590	$—	$9,047	$166
Impaired loans with an allowance recorded:
Construction, development and land loans	$1,349	$1,972	$49	$1,349	$—
Loans secured by residential properties	—	—	—	—	—
Loans secured by non-residential properties	—	—	—	—	—
Commercial and industrial loans	—	—	—	—	—
Consumer, personal and other loans	6	6	6	6	1
Total impaired loans with an allowance recorded	$1,355	$1,978	$55	$1,355	$1
Total impaired loans	$8,688	$10,568	$55	$10,402	$167
December 31, 2011
Impaired loans with no specific allowance recorded:
Construction, development and land loans	$10,779	$11,249	$—	$11,175	$25
Loans secured by residential properties	1,550	1,655	—	1,574	—
Loans secured by non-residential properties	613	700	—	656	8
Commercial and industrial loans	357	437	—	768	—
Consumer, personal and other loans	—	—	—	—	—
Total impaired loans with no specific allowance recorded	$13,299	$14,041	$—	$14,173	$33
Impaired loans with an allowance recorded:
Construction, development and land loans	$244	$244	$122	$244	$—
Loans secured by residential properties	—	—	—	—	—
Loans secured by non-residential properties	—	—	—	—	—
Commercial and industrial loans	—	—	—	—	—
Consumer, personal and other loans	6	6	6	6	1
Total impaired loans with an allowance recorded	$250	$250	$128	$250	$1
Total impaired loans	$13,549	$14,291	$128	$14,423	$34

NOTES TO FINANCIAL STATEMENTS
September 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Troubled debt restructurings
The following table presents loans whose terms were modified under TDRs as of September 30, 2013 and December 31, 2012 and 2011:

	September 30, 2013	December 31,
		2012	2011
(In thousands)	(Unaudited)
Construction, development and land loans	$3,262	$3,373	$7,287
Loans secured by residential properties	1,336	1,395	786
Loans secured by non-residential properties	502	531	511
Commercial and industrial loans	219	148	57
Consumer, personal and other loans	252	278	—
Total TDRs	$5,571	$5,725	$8,641
TDRs included in nonperforming loans and leases	$4,919	$4,388	$8,065
TDRs in compliance with modified terms	$652	$1,337	$576

At December 31, 2012, the Bank had a $1,000,000 commitment to lend additional funds to a borrower with a loan which has been modified as a TDR. The new loan is a construction loan secured by a first mortgage, with a loan-to-value ratio of approximately 80%.
5.
  Premises and Equipment
At September 30, 2013 and December 31, 2012 and 2011, premises and equipment consisted of the following:

	September 30, 2013	December 31,
		2012	2011
	(Unaudited)
Land and buildings	$4,994,694	$4,990,319	$4,980,967
Furniture and equipment	511,846	509,818	502,002
Less accumulated depreciation and amortization	(1,193,997)	(1,108,161)	(986,019)
Total premises and equipment	$4,312,543	$4,391,976	$4,496,950

Depreciation and amortization expense amounted to $85,837 and $92,647 for the nine months ended September 30, 2013 and 2012 and $122,142 and $126,553 for the years ended December 31, 2012 and 2011, respectively.
6.
  Deposits
Deposits consisted of the following at September 30, 2013 and December 31, 2012 and 2011:

	September 30, 2013	December 31,
		2012	2011
	(Unaudited)
Noninterest bearing demand deposits	$13,421,916	$14,085,959	$15,533,054
Interest bearing accounts:
NOW, money market and savings	38,831,079	41,480,905	38,744,647
Time certificates of deposit	10,440,994	12,314,314	12,169,856
Total interest bearing	49,272,073	53,795,219	50,914,503
Total deposits	$62,693,989	$67,881,178	$66,447,557

NOTES TO FINANCIAL STATEMENTS
September 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Time certificates of deposit in denominations of $100,000 or more were approximately $6,205,000 at September 30, 2013, and $7,425,000 and $7,140,000 as of December 31, 2012 and 2011, respectively. Interest expense related to such deposits was $26,324 and $34,372 at September 30, 2013 and 2012, and $45,622 and $66,894 for 2012 and 2011, respectively.
The Dodd-Frank Wall Street Reform and Consumer Protection Act signed into law in 2010, permanently raised the maximum deposit insurance amount to $250,000. At September 30, 2013, and December 31, 2012 and 2011, time certificates of deposit in denominations of $250,000 or more were approximately $3,257,000, $4,230,000 and $3,209,000, respectively.
Contractual maturities of time certificates of deposit as of September 30, 2013 and December 31, 2012, were as follows:

	September 30, 2013	December 31,
		2012	2011
	(Unaudited)
Less than one year	$9,607,058	$11,196,559	$10,676,597
One year to two years	477,070	867,382	1,093,418
Two years to three years	182,521	184,867	212,434
Three years to five years	94,345	65,506	187,407
Greater than five years	80,000	—	—
Total time certificates of deposit	$10,440,994	$12,314,314	$12,169,856

7.
  Commitments and Contingencies
Leases
The Bank leases excess office space to a tenant under a noncancelable operating lease, which was renewed in February, 2013. For the nine months ended September 30, 2013 and 2012, rental income under noncancelable leases were $82,575 and $82,531, respectively, compared with $113,756 and $108,121 for the years ended December 31, 2012 and 2011.
At September 30, 2013 and December 31, 2012, future minimum lease payments receivable are as follows:

	September 30, 2013	December 31, 2012
	(Unaudited)
2013	$20,994	$83,972
2014	6,998	6,998
	$27,992	$90,970

Legal matters
The Bank is involved in legal matters which have arisen in the normal course of business. Management believes that the resolution of these matters will not have a material effect on the Bank’s financial condition or results of operations.

NOTES TO FINANCIAL STATEMENTS
September 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

8.
  Federal Home Loan Bank of Boston Stock and Advances
As a member of the FHLBB, the Bank is required to maintain an investment in capital stock of the FHLBB, as collateral, in an amount equal to a percentage of certain loans outstanding and contracts secured by real estate, including mortgage-backed securities, and advances outstanding with the FHLBB. No ready market exists for FHLBB stock and it has no quoted market value. For disclosure purposes, market value equals cost since the Bank can redeem the stock with FHLBB at cost.
Additionally, at September 30, 2013 and December 31, 2012 the Bank has access to a pre-approved secured line of credit with the FHLBB of $450,000 and the ability to borrow up to a certain percentage of the value of the Bank’s qualified collateral, as defined in the FHLBB Statement of Products Policy, at the time of the borrowing. In accordance with an agreement with the FHLBB, the qualified collateral must be free and clear of liens, pledges and encumbrances. There were no advances outstanding at September 30, 2013 and December 31, 2012 and 2011.
9.
  Income Taxes
The components of the provision (benefit) for income taxes for the nine months ended September 30, 2013 and 2012, and the years ended December 31, 2012 and 2011 were as follows:

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2013	2012	2012	2011
	(Unaudited)
Current provision	$—	$—	$—	$18,299
Deferred provision (benefit)	(374,499)	(288,172)	(601,928)	(737,840)
Total provision (benefit) for taxes before change in valuation allowance	(374,499)	(288,172)	(601,928)	(719,541)
Change in valuation allowance	374,499	288,172	601,928	2,070,312
Total provision for income taxes	$—	$—	$—	$1,350,771

A reconciliation of the anticipated income tax provision (computed by applying the statutory federal income tax rate of 34% to income before income taxes) to the amount reported in the statement of operations for the nine months ended September 30, 2013 and 2012, and the years ended December 31, 2012 and 2011 is as follows:

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2013	2012	2012	2011
	(Unaudited)
Benefit for income taxes at statutory federal rate	$(327,817)	$(252,354)	$(592,501)	$(652,442)
State taxes, net of federal benefit	(47,196)	(36,332)	(73,837)	(95,704)
Valuation allowance on deferred tax assets	374,499	288,172	601,928	2,070,312
Non-deductible expenses	514	514	1,028	1,946
Other	—	—	63,382	26,659
Total provision (benefit) for income taxes	$—	$—	$—	$1,350,771

NOTES TO FINANCIAL STATEMENTS
September 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Deferred income taxes reflect the impact of “temporary differences” between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The Bank records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely thannot, that some or all of the benefit related to the deferred tax assets will not be realized. The determination of the amount of deferred income tax assets which are more likely than not to be realized is primarily dependent on projections of future earnings, which are subject to uncertainty and estimates that may change given economic conditions and other factors. Management has reviewed the deferred tax position of the Bank at December 31, 2012. The deferred tax position has been affected by several significant transactions in the past three years, including increased provisions for loan losses, and the increasing levels of non-accrual loans.
The Bank has approximately $5,929,000 of federal net operating losses available to be carried forward at December 31, 2012. The ability to use these losses will begin to expire in 2030. The Bank also has approximately $10,729,000 of net operating losses available to be carried forward for State of Connecticut income tax purposes. Under Connecticut tax law, corporations are not allowed to carry net operating losses incurred back to open tax years, but instead must carry the losses forward to apply against future taxable income, for up to 12 years. These losses will begin to expire in 2021. Due to the magnitude of the tax losses, management has concluded that it is not more-likely-than-not that the Bank will be unable to realize its deferred tax assets related to net operating losses. The Bank has established a valuation allowance equal to 100% against these deferred tax assets at September 30, 2013 and December 31, 2012.
At September 30, 2013, December 31, 2012 and 2011, the components of deferred taxes were as follows:

	September 30, 2013	December 31,
		2012	2011
Deferred tax assets:
Allowance for loan losses	$—	$177,885	$251,759
Deferred loan fees	—	19,473	25,228
Net operating loss carryforwards	—	2,464,815	2,166,140
Nonaccrual interest	—	404,312	121,337
Other	—	23,921	21,169
Gross deferred tax asset	—	3,090,406	2,585,633
Valuation allowance	—	(3,026,565)	(2,424,637)
Deferred tax asset, net of valuation allowance	—	63,841	160,996
Deferred tax liabilities:
Premises and equipment	—	(11,236)	(27,283)
Prepaid expenses	—	(52,605)	(133,713)
Deferred tax liability	—	(63,841)	(160,996)
Net deferred taxes	$—	$—	$—

Retained earnings at December 31, 2012 includes a contingency allowance for loan losses of $27,000, which represents the tax allowance balance existing at December 31, 1987, and is maintained in accordance with provisions of the Internal Revenue Code applicable to savings banks. It is not anticipated that the Bank will incur a federal income tax liability related to the reduction of this allowance and accordingly, deferred income taxes of $10,700 has not been recognized as of December 31, 2012.
At September 30, 2013, the Bank is subject to unexpired statutes of limitation for examination of its tax returns for U.S Federal and Connecticut income taxes for the years 2010, 2011 and 2012. An examination of the Bank’s 2009 federal income tax return resulted in no changes.

NOTES TO FINANCIAL STATEMENTS
September 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

10.
  401(k) Profit Sharing Plan
The Bank’s employees are eligible to participate in The Wilton Bank, Inc. 401(k) Plan (the “Plan”). The Plan covers substantially all employees who are 21 years of age and have completed one year of service in which the employee worked a minimum of 1,000 hours. Under the terms of the Plan, participants can contribute up to a certain percentage of their compensation, subject to federal limitations. The Bank may make discretionary matching and/or profit sharing contributions. Participants are immediately vested in their contributions and become fully vested in Bank contributions after completing six years of service. The Bank contributed $44,282 and $43,518 for the nine months ended September 30, 2013 and 2012, and $58,249 and $62,685 to the Plan during 2012 and 2011, respectively.
11.
  Earnings (Loss) Per Share
The following is information about the computation of earnings (loss) per share for the nine months ended September 30, 2013 and 2012, and the years ended December 31, 2012 and 2011:

	Net Loss	Shares	Per Share Amount

September 30, 2013 (Unaudited)
Basic loss per share attributable to common shareholders	$(1,484,821)	372,985	$(3.98)
Effect of dilutive securities	—	—	—
Diluted loss per share attributable to common shareholders	$(1,484,821)	372,985	$(3.98)
September 30, 2012 (Unaudited)
Basic loss per share attributable to common shareholders	$(1,136,270)	372,985	$(3.05)
Effect of dilutive securities	—	—	—
Diluted loss per share attributable to common shareholders	$(1,136,270)	372,985	$(3.05)
December 31, 2012
Basic loss per share attributable to common shareholders	$(1,741,327)	372,985	$(4.67)
Effect of dilutive securities	—	—	—
Diluted loss per share attributable to common shareholders	$(1,741,327)	372,985	$(4.67)
December 31, 2011
Basic loss per share attributable to common shareholders	$(3,269,719)	372,985	$(8.77)
Effect of dilutive securities	—	—	—
Diluted loss per share attributable to common shareholders	$(3,269,719)	372,985	$(8.77)

12.
  Stock Options
The Bank has adopted two stock option plans, the 1995 Director Stock Plan (the “Director Plan”) and the 1995 Employee Stock Option Plan (the “Employee Plan”) under which an aggregate of 110,000 shares of the Bank’s common stock were reserved for issuance upon the exercise of both incentive options and non-qualified options granted under these plans.
Under both plans, the exercise price of each option is the fair value of the Bank’s common stock on the date of the option grant. Options are exercisable for ten years from the date of grant. The Bank recognizes compensation cost relating to option transactions in the financial statements with measurement based upon the fair value of the equity instruments issued. For the nine months ended September 30, 2013 and 2012, and years ended December 31, 2012 and 2011, no awards were granted and no compensation expense was recognized for stock options.

NOTES TO FINANCIAL STATEMENTS
September 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

At September 30, 2013 and December 31, 2012, there were no options available for future grants under the Director Plan or the Employee Plan.
A summary of the status of stock options at September 30, 2013, and December 31, 2012 and 2011, and changes during the periods then ended is as follows:

	September 30, 2013		December 31,
	(Unaudited)		2012		2011
	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	200	$56.05	200	$56.05	400	$48.29
Granted	—	—	—	—	—
Exercised	—	—	—	—	—
Terminated	—	—	—	—	(200)	40.54
Outstanding and exercisable at end of period	200	56.05	200	56.05	200	56.05

At September 30, 2013 and December 31, 2012 and 2011, the exercise prices on outstanding options ranged from $54.25 to $57.85. The remaining contractual lives for the options outstanding at December 31, 2012 ranged from 1.13 years to 1.53 years, with a weighted-average remaining contractual life of 1.34 years.
13.
  Regulatory Matters
The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory  —  and possibly additional discretionary  —  actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. The Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
In July 2010, the Bank agreed to the issuance of a formal, written Consent Agreement with the FDIC and the State of Connecticut Department of Banking (“DOB”). Under the terms of the Consent Agreement, the Bank is required to maintain its Tier 1 capital ratio at least equal to 12% to total assets, Tier 1 risk-based capital at least equal to 12% of total risk-weighted assets, and total risk-based capital at least equal to 15% of total risk-weighted assets. In addition, the Bank must report quarterly to the Board of Directors and to the FDIC and DOB on the Bank’s progress in complying with the Consent Agreement. The Consent Agreement also requires the Bank to review, adopt and implement a number of policies and programs related to credit and operational issues. It further provides for certain asset growth restrictions for a limited period of time together with the reduction of the Bank’s risk position in certain loans which are classified as substandard, or doubtful, and a restriction on the extension of credit to borrowers whose loans are so criticized. Failure to comply with the Consent Agreement and the minimum capital requirements specified above may subject the Bank to further regulatory actions.
At December 31, 2012, the Bank was not in compliance with the Consent Agreement’s minimum 12% Tier 1 Capital requirement. However, the Bank was in compliance with the two risk-based capital requirements as described above, as well as other requirements in the Consent Agreement. The Bank has submitted an updated Capital Plan to the FDIC and DOB. The Capital Plan describes actions the Bank will take to return the Tier 1 capital to the minimum required under the Consent Agreement. Subsequent to year end, the Capital Plan was accepted by the Bank’s regulators.

NOTES TO FINANCIAL STATEMENTS
September 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Restrictions on dividends
While the Consent Agreement is in effect, the Bank may not pay dividends or any other form of payment representing a reduction in capital without the prior written approval of the FDIC and the DOB. In addition to the Consent Agreement, certain other restrictions exist regarding the ability of the Bank to pay dividends. State of Connecticut Banking Rules and Regulations require regulatory approval to pay dividends in excess of the Bank’s earnings retained in the current year plus retained earnings from the previous two years. The Bank had an accumulated deficit for the three-year period ended December 31, 2012, and therefore is restricted from paying dividends. The Bank is also prohibited from paying dividends that would reduce its capital ratios below minimum regulatory requirements. The Bank suspended its dividend in March, 2010.
The Bank’s actual capital amounts and ratios at September 30, 2013, and December 31, 2012 and 2011 were as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
September 30, 2013 (Unaudited)
Total Capital to Risk-Weighted Assets	$7,037	18.10%	$3,110	8.00%	$3,888	10.00%
Tier 1 Capital to Risk-Weighted Assets	6,546	16.84%	1,555	4.00%	2,333	6.00%
Tier 1 Capital to Average Assets	6,546	9.24%	2,834	4.00%	3,542	5.00%
December 31, 2012
Total Capital to Risk-Weighted Assets	$8,583	19.70%	$3,486	8.00%	$4,357	10.00%
Tier 1 Capital to Risk-Weighted Assets	8,031	18.43%	1,743	4.00%	2,614	6.00%
Tier 1 Capital to Average Assets	8,031	10.81%	2,970	4.00%	3,713	5.00%
December 31, 2011
Total Capital to Risk-Weighted Assets	$10,429	20.09%	$4,153	8.00%	$5,192	10.00%
Tier 1 Capital to Risk-Weighted Assets	9,772	18.82%	2,077	4.00%	3,115	6.00%
Tier 1 Capital to Average Assets	9,772	12.97%	3,014	4.00%	3,768	5.00%

14.
  Related Party Transactions
The Bank currently precludes Directors and Officers of the Bank and their affiliates from entering into lending transactions with the Bank except for overdraft protection with a maximum line of credit of $5,000. Amounts outstanding under such lines of credit were $731, $878 and $523 at September 30, 2013, December 31, 2012 and 2011, respectively.
Related party deposits aggregated approximately $2,060,000, $1,788,000 and $1,330,000 at September 30, 2013, December 31, 2012 and 2011, respectively.
The Bank rents storage space on a month-to-month basis from an individual who is a director of the Bank. Expense related to this rental approximated $4,200 for the nine months ended September 30, 2013 and $5,600 the years ended December 31, 2012 and 2011, respectively.
15.
  Financial Instruments with Off-Balance Sheet Risk
In the normal course of business, the Bank is a party to financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the financial statements. The contractual amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

NOTES TO FINANCIAL STATEMENTS
September 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

The contractual amounts of commitments to extend credit represents the amounts of potential accounting loss should: the contract be fully drawn upon; the customer default; and; the value of any existing collateral becomes worthless. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments and evaluates each customer’s creditworthiness on a case-by-case basis. Management believes that the Bank controls the credit risk of these financial instruments through credit approvals, credit limits, monitoring procedures and the receipt of collateral as deemed necessary.
Financial instruments whose contract amounts represent credit risk are as follows at September 30, 2013, and December 31, 2012 and 2011:

	September 30, 2013	December 31,
		2012	2011
(In thousands)	(Unaudited)
Commitments to extend credit:
Undisbursed home equity lines of credit	$3,381	$3,037	$3,636
Undisbursed loans secured by real estate	1,982	2,830	3,418
Future loan commitments	481	2,710	377
Undisbursed commercial lines of credit	1,699	1,912	2,718
Overdraft protection lines	565	596	632
	$8,108	$11,085	$10,781

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments to extend credit generally have fixed expiration dates or other termination clauses and may require payment of a fee by the borrower. Since these commitments could expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the borrower.
16.
  Fair Values of Financial Instruments
GAAP requires disclosure of fair value information for financial instruments, whether or not recognized in the statements of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Certain financial instruments are excluded from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.
The information presented should not be interpreted as an estimate of the fair value of the entire Bank since a fair value calculation is only required for a limited portion of the Bank’s assets. Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimate, comparisons between the Bank’s disclosures and those of other banks may not be meaningful.

NOTES TO FINANCIAL STATEMENTS
September 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

As of September 30, 2013, and December 31, 2012 and 2011, the carrying amounts and fair values of the Bank’s financial instruments were:

	September 30, 2013 (Unaudited)		December 31,
			2012		2011
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Financial assets:
Cash and due from banks	$29,286,177	$29,286,177	$28,374,762	$28,374,762	$21,482,956	$21,482,956
Certificates of deposit	3,500,000	3,500,000	5,750,000	5,750,000	4,000,000	4,000,000
Held-to-maturity securities	1,023,934	1,021,410	1,032,219	1,029,380	2,499,457	2,511,560
Loans receivable, net	28,938,703	28,736,906	32,495,420	32,554,000	39,960,305	39,299,000
FHLBB stock	257,600	257,600	391,500	391,500	530,800	530,800
Accrued interest receivable	79,133	79,133	107,858	107,858	119,088	119,088
Financial liabilities:
Demand deposits	13,421,916	13,421,916	14,085,959	14,085,959	15,533,054	15,533,054
NOW, money market and savings deposits	38,831,079	38,831,079	41,480,905	41,480,905	38,744,647	38,744,647
Time deposits	10,440,994	10,447,220	12,314,314	12,324,000	12,169,856	12,191,000
Accrued interest payable	23,740	23,740	39,935	39,935	42,815	42,815

17.
  Fair Value Measurements
The Bank uses fair value measurements to record certain assets at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Fair value is best determined using quoted market prices. However, in certain instances, there are no quoted market prices for certain assets or liabilities. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimate of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the asset or liability.
Fair value measurements focus on exit prices in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there had been a significant decrease in the volume and level of activity for the asset or liability, a change in the valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment.
The Bank’s fair value measurements are classified into a fair value hierarchy based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The three categories within the hierarchy are as follows:
Level 1 —
  Quoted prices in active markets for identical assets or liabilities.
Level 2 —
  Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; and model-based valuation techniques for which all significant inputs are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 —
  Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

NOTES TO FINANCIAL STATEMENTS
September 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

Valuation techniques based on unobservable inputs are highly subjective and require judgments regarding significant matters such as the amount and timing of future cash flows and the selection of discount rates that may appropriately reflect market and credit risks. Changes in these judgments often have a material impact on the fair value estimates. In addition, since these estimates are as of a specific point in time, they are susceptible to material near-term changes. The fair values disclosed do not reflect any premium or discount that could result from the sale of a large volume of a particular financial instrument, nor do they reflect the possible tax ramifications or estimated transaction costs.
At September 30, 2013, December 31, 2012 and 2011, the Bank had no financial instruments measured at fair value on a recurring basis.
The Bank uses fair value measurements to record certain financial instruments at fair value on a nonrecurring basis. These nonrecurring fair value adjustments typically involve the application of lower-of-cost-or-market value accounting or write-downs of individual assets.
Impaired loans and foreclosed real estate are carried at fair value on a nonrecurring basis. Collateral dependent loans and foreclosed real estate are considered Level 3, as the fair value is based on an appraisal and the adjustments to comparable sales made by the appraiser are unobservable. Non-collateral dependent loans are measured using a discounted cash flow technique and are also considered Level 3, as the inputs are the Bank’s own assumptions.
At September 30, 2013, and December 31, 2012 and 2011, financial instruments measured at fair value on a nonrecurring basis were as follows:

	Carrying Value
	Level 1	Level 2	Level 3	Total
September 30, 2013 (Unaudited)
Assets measured at fair value on a non-recurring basis:
Impaired loans	$—	$—	$7,679,706	$7,679,706
Foreclosed real estate	—	—	1,894,779	1,894,779
December 31, 2012
Assets measured at fair value on a non-recurring basis:
Impaired loans	$—	$—	$8,688,307	$8,688,307
Foreclosed real estate	—	—	3,269,863	3,269,863
December 31, 2011
Assets measured at fair value on a non-recurring basis:
Impaired loans	$—	$—	$13,549,406	$13,549,406
Foreclosed real estate	—	—	2,868,547	2,868,547

NOTES TO FINANCIAL STATEMENTS
September 30, 2013 and 2012 (Unaudited) and December 31, 2012 and 2011

The following table presents the valuation methodology and unobservable inputs for Level 3 financial instruments measured at fair value on a nonrecurring basis as of September 30, 2013 and December 31, 2012:

	FairValue	Valuation Methodology	Unobservable Input	Range (Weighted Average)
September 30, 2013 (Unaudited)
Impaired loans	$7,680,000	Appraisals	Discount for dated appraisals and selling costs	6.75% – 23.75%
Foreclosed real estate	$1,894,779	Appraisals	Discount for dated appraisals and selling costs	7.30% – 10.00%
December 31, 2012
Impaired loans	$8,688,307	Appraisals	Discount for dated appraisals and selling costs	6.75% – 40.00%
Foreclosed real estate	$3,269,863	Appraisals	Discount for dated appraisals and selling costs	7.30% – 10.00%

18.
  Subsequent Event
At September 30, 2013, the Bank had entered into a definitive merger agreement (the “Agreement”) with Bankwell Financial Group, Inc., (“BFG”), under which BFG will acquire the Bank. On September 30, 2013 the shareholders of the Bank approved the Agreement. The acquisition by BFG closed on November 5, 2013, whereby BFG acquired all outstanding common shares of the Bank for a price of $13.50 per share.

Shares

Common Stock and 10,980 Shares of Senior
Non-Cumulative Perpetual Preferred Stock, Series C
PROSPECTUS
           , 2014
SANDLER O’NEILL + PARTNERS, L.P.
The date of the prospectus is            , 2014.
Through and including            , 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution.
The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts, are estimates.

SEC registration fee		$7,854.22
FINRA filing fee		$8,000
Nasdaq filing fee		$50,000
Printing fees and expenses		*
Legal fees and expenses		*
Accounting expenses		*
Miscellaneous expenses		*
Total	$	*

*
  To be filed by amendment.
Item 14.   Indemnification of Directors and Officers.
Section 33-779 of the Connecticut General Statutes, or CGS, provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by Section 33-770 to 33-778, inclusive of the CGS.
Pursuant to Section 33-771 to Section 33-776, a corporation may indemnify a director, officer, employee, or agent who is a party to a proceeding against liability incurred in connection with the proceeding if the individual meets a certain standard of conduct. The corporation may indemnify the individual if: (1)(A) the director conducted himself in good faith; (B) the individual reasonably believed (i) in the case of conduct in his official capacity, that his conduct was in the best interests of the corporation; and (ii) in all other cases, that his conduct was at least not opposed to the best interests of the corporation; and (C) in the case of any criminal proceeding, the individual had no reasonable cause to believe his conduct was unlawful; or (2) the individual engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the certificate of incorporation as authorized by Section 33-636(b)(5). Under Section 33-775, the determination of and the authorization for indemnification are made by the (a) board of directors; (b) special legal counsel; (c) shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify.
Where a director, officer, employee, or agent of the corporation has been wholly successful on the merits, Section 33-772 with Section 33-776 provides that a corporation shall indemnify the individual against reasonable expenses incurred by the individual in connection with a proceeding to which the individual was a party.
Pursuant to Section 33-771(d), in the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was a named party.
Section 33-773 permits a corporation to pay expenses incurred by the indemnified party in defending an action, suit or proceeding in advance of final disposition if approved by the board of directors or shareholders and accompanied by (1) a signed written affirmation that the director in good faith believes he complied with the standard of conduct in 33-771(a) and (2) an undertaking by the indemnified party to repay such amounts if it later determined that he is not entitled to indemnification. Also, Section 33-774 requires the company to indemnify the director or advance expenses if ordered by the court. Section 33-777 also authorizes Connecticut corporation to buy liability insurance on behalf of any director, officer, agent or employee.

Section 33-778 permits a corporation by a provision in its certificate of incorporation or bylaws or in a resolution adopted by its shareholder or directors to obligate itself to provide indemnification in accordance with these provisions or advance funds to pay or reimburse expenses.
Consistent with the laws of the State of Connecticut, Article VI of our bylaws incorporates Section 33-770 to 33-778 of the CGS by reference and provides that we shall indemnify the directors, officers, employees and agents of the Company to the maximum extent permitted and/or required by the Certificate of Incorporation or applicable law. The indemnification payments shall not exceed the amount permissible under applicable state or federal law, including but not limited to the limitations on indemnification imposed by Section 18(k) of the Federal Deposit Insurance Act and the regulation issued thereunder by the Federal Deposit Insurance Corporation.
In addition, Article IX of our Certificate of Incorporation provides that a director’s personal liability to the Company for monetary damages for a breach of duty is limited to the amount of the compensation received by the director for serving the Company during the year of the violation if the breach did not (1) involve a knowing and culpable violation of law by the director, (2) enable the director or an associate, as defined in subdivision (3) of Section 33-843 or any similar successor provision of the Connecticut General Statutes to receive an improper personal economic gain, (3) show a lack of good faith and a conscious disregard for the duty of the director to the Company under circumstances in which the director was aware that his conduct or omission created an unjustifiable risk of serious injury to the Company, (4) constitute a sustained and unexcused pattern of inattention that amounted to an abdication of the director’s duty to the Company, or (5) create liability under Section 33-757 as amended, or Section 36a-58 of the Connecticut General Statutes. This provision shall not limit or preclude the liability of a person who is or was a director for any act or omission occurring prior to the effective date hereof.
Item 15.   Recent Sales of Unregistered Securities.
Within the past three years, we have engaged in the following transactions that were not registered under the Securities Act.
In December 2010, we completed a private offering of 300,321 shares of our common stock to accredited and sophisticated investors generating gross proceeds of $4.2 million. In August 2011, we issued 10,980 shares of our Series C preferred stock in connection with our participation in the Department of the Treasury’s Small Business Lending Fund program generating gross proceeds of $10,980,000. In January 2013, we completed a private placement of 527,513 shares of our common stock to accredited and sophisticated investors generating gross proceeds of $7.3 million. In September 2013, we completed a private placement of 370,000 shares of our common stock to one accredited, institutional investor generating gross proceeds of $6.2 million.
The offers and sales of securities in these offerings were made in reliance upon exemptions from federal securities registration under Section 4(2) of the Securities Act, including the safe harbors established in Regulation D for transactions by an issuer not involving a public offering.
The net proceeds from the private offerings described above were used to fund organic and strategic growth, except for part of the proceeds from the offering of our Series C preferred stock, which were used to redeem our Series A preferred stock and Series B preferred stock.
Item 16.   Exhibits and Financial Statement Schedules.
(a)
  Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this registration statement is incorporated herein by reference.
(b)
  Financial Statement Schedules: None.
Item 17.   Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The registrant hereby further undertakes that:
(1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and
(2)
  For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the County of Fairfield, State of Connecticut on April 4, 2014.
BANKWELL FINANCIAL GROUP, INC.
By:
  /s/ Peyton R. Patterson

  Peyton R. Patterson
  President and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature & Title	Date
/s/ Peyton R. Patterson Peyton R. Patterson Chief Executive Officer and President (Principal Executive Officer)	April 4, 2014
/s/ Ernest J. Verrico, Sr. Ernest J. Verrico, Sr. Executive Vice President & Chief Financial Officer (Principal Financial and Accounting Officer)	April 4, 2014
/s/ Frederick R. Afragola Frederick R. Afragola Director	April 4, 2014
/s/ George P. Bauer George P. Bauer Director	April 4, 2014
/s/ Richard E. Castiglioni Richard E. Castiglioni Director	April 4, 2014
/s/ Eric J. Dale Eric J. Dale Director	April 4, 2014
/s/ Blake S. Drexler Blake S. Drexler Director	April 4, 2014
/s/ James A. Fieber James A. Fieber Director	April 4, 2014
/s/ Mark Fitzgibbon Mark Fitzgibbon Director	April 4, 2014

Signature & Title	Date
/s/ William J. Fitzpatrick William J. Fitzpatrick III Director	April 4, 2014
/s/ Hugh Halsell III Hugh Halsell III Director	April 4, 2014
/s/ Daniel S. Jones Daniel S. Jones Director	April 4, 2014
/s/ Carl R. Kuehner Carl R. Kuehner III Director	April 4, 2014
/s/ Todd Lampert Todd Lampert Director	April 4, 2014
/s/ Victor S. Liss Victor S. Liss Director	April 4, 2014

POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Peyton R. Patterson and Ernest J. Verrico, Sr., and each of them, his true and lawful attorney-in-fact, as agent with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacity, to sign any or all amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

/s/ Frederick R. Afragola Frederick R. Afragola Director	April 4, 2014
/s/ George P. Bauer George P. Bauer Director	April 4, 2014
/s/ Richard E. Castiglioni Richard E. Castiglioni Director	April 4, 2014
/s/ Eric J. Dale Eric J. Dale Director	April 4, 2014
/s/ Blake S. Drexler Blake S. Drexler Director	April 4, 2014
/s/ James A. Fieber James A. Fieber Director	April 4, 2014
/s/ Mark Fitzgibbon Mark Fitzgibbon Director	April 4, 2014
/s/ William J. Fitzpatrick III William J. Fitzpatrick III Director	April 4, 2014
/s/ Hugh Halsell Hugh Halsell Director	April 4, 2014

/s/ Daniel S. Jones Daniel S. Jones Director	April 4, 2014
/s/ Carl R. Kuehner III Carl R. Kuehner III Director	April 4, 2014
/s/ Todd Lampert Todd Lampert Director	April 4, 2014
/s/ Victor S. Liss Victor S. Liss Director	April 4, 2014

EXHIBIT INDEX

Number	Description
Exhibit 1.1*	Form of Underwriting Agreement
Exhibit 3.1	Certificate of Incorporation as amended to date
Exhibit 3.2	Amended and Restated Bylaws
Exhibit 5.1	Form of Opinion of Hinckley, Allen & Snyder LLP
Exhibit 10.1†	Employment Agreement of Peyton R. Patterson dated April 16, 2013
Exhibit 10.2†	Employment Agreement of Gail E.D. Brathwaite dated April 1, 2013
Exhibit 10.3†	Employment Agreement of Ernest J. Verrico, Sr. dated April 23, 2013
Exhibit 10.4†	Employment Agreement of Heidi S. DeWyngaert dated January 30, 2013
Exhibit 10.5†	2002 Bank Management, Director and Founder Stock Option Plan
Exhibit 10.6†	2006 Bank of New Canaan Stock Option Plan
Exhibit 10.7†	2007 Bank of New Canaan Stock Option and Equity Award Plan
Exhibit 10.8†	2011 BNC Financial Group, Inc. Stock Option and Equity Award Plan
Exhibit 10.9†	2012 BNC Financial Group, Inc. Stock Plan
Exhibit 10.10†	Amendment to the 2012 BNC Financial Group, Inc. Stock Plan
Exhibit 10.11†	BNC Financial Group, Inc. and Affiliates Deferred Compensation Plan for Directors, January 23, 2008
Exhibit 10.12	Small Business Lending Fund Securities Purchase Agreement with the Secretary of the Treasury dated August 4, 2011
Exhibit 10.13	Agreement and Plan of Merger by and among BNC Financial Group, Inc., The Bank of New Canaan and The Wilton Bank dated as of June 14, 2013
Exhibit 10.14	Securities Purchase Agreement dated September 30, 2013
Exhibit 10.15	Agreement and Plan of Merger by and among Bankwell Financial Group, Inc. and Quinnipiac Bank & Trust Company dated March 31, 2014
Exhibit 12.1	Statement Re Computation of Ratios
Exhibit 21.1	Subsidiaries of the Registrant
Exhibit 23.1	Consent of Hinckley, Allen & Snyder LLP (contained in Exhibit 5.1)
Exhibit 23.2	Consent of Whittlesey & Hadley, P.C.
Exhibit 24.1	Power of Attorney (see page II-4 to this registration statement on Form S-1)

*
  To be filed by amendment
†
  Management contract or compensatory plan or arrangement